As filed with the Securities and Exchange Commission on September 16, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

National-Oilwell, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	5084 (Primary Standard Industrial Classification Code Number)	76-0475815 (I.R.S. Employer Identification No.)

10000 Richmond Avenue Houston, Texas 77042-4200 (713) 346-7500 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)	Steven W. Krablin
Senior Vice President and Chief Financial Officer
10000 Richmond Avenue
Houston, Texas 77042-4200
(713) 346-7500
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Dwight W. Rettig Vice President and General Counsel 10000 Richmond Avenue Houston, TX 77042-4200 (713) 346-7500	James M. Prince Thomas P. Mason Vinson & Elkins L.L.P. 2300 First City Tower 1001 Fannin Street Houston, Texas 77002-6760 (713) 758-2222	James F. Maroney Vice President, Secretary and General Counsel Varco International, Inc. 2000 W. Sam Houston Parkway South, Suite 1700 Houston, Texas 77042 (281) 953-2200	Patrick T. Seaver R. Scott Shean Latham & Watkins LLP 650 Town Center Drive, Suite 2000 Costa Mesa, CA 92626-1925 (714) 540-1235

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered(1)(2)	Per Share(3)	Offering Price(3)	Registration Fee

Common Stock, par value $0.01	87,131,338	Not applicable	$2,664,053,945	$337,536

(1)	In accordance with Rule 416(a) under the Securities Act of 1933, as amended, in the event of a stock split, stock dividend or similar transaction involving National Oilwell’s common stock, the number of shares registered hereby shall automatically be increased to cover the additional shares issuable pursuant to the Amended and Restated Agreement and Plan of Merger between National Oilwell and Varco International, Inc., effective as of August 11, 2004.

(2)	Consists of up to 87,131,338 shares of National Oilwell common stock that may be issued in the merger described in this document upon the conversion of (a) 97,531,803 shares of Varco common stock outstanding on September 10, 2004, (b) up to 6,337,264 shares of Varco common stock that may be issued pursuant to options outstanding as of September 10, 2004, (c) up to 290,871 shares of common stock issuable upon the exercise of purchase rights under the Varco International, Inc. Employee Stock Purchase Plan as of September 10, 2004, (d) 18,763 shares of common stock issuable pursuant to deferred stock units outstanding as of September 10, 2004 and (e) 8,000 shares of common stock issuable pursuant to performance awards outstanding as of September 10, 2004.

(3)	Estimated solely for purposes of calculation of the registration fee in accordance with Rules 457(c) and (f)(1) of the Securities Act of 1933, as amended, based on $25.57, the average of the high and low sale prices for shares of Varco common stock as reported on the New York Stock Exchange on September 14, 2004 and the maximum number of shares of Varco common stock that may be exchanged for shares of National Oilwell common stock that are being registered.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and may be changed. National Oilwell may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 16, 2004

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

Dear Stockholders:

     On August 11, 2004, National-Oilwell, Inc. and Varco International, Inc. agreed to combine their businesses by merging Varco with and into National Oilwell, with National Oilwell continuing as the surviving corporation. We are proposing the merger because we believe it will benefit the stockholders of both companies by creating a larger, more diversified company that is better positioned to compete in the global marketplace. The name of the combined company will be National Oilwell Varco, Inc. and its shares will be traded on the New York Stock Exchange under the trading symbol “NOV.”

     In the merger, each Varco stockholder will receive 0.8363 of a share of National Oilwell common stock for each share of Varco common stock that the stockholder owns. National Oilwell stockholders will continue to own their existing shares, which will not be affected by the merger. We estimate that immediately after the merger National Oilwell stockholders will hold approximately 51%, and Varco stockholders will hold approximately 49%, of the outstanding shares of the combined company based on the number of shares of National Oilwell and Varco common stock outstanding on August 31, 2004. Shares of National Oilwell common stock and Varco common stock are traded on the New York Stock Exchange under the trading symbols “NOI” and “VRC”, respectively. On                   , 2004, the last trading day before the date of this document, National Oilwell common stock closed at $          per share as reported on the New York Stock Exchange. We do not expect that Varco stockholders will recognize any gain or loss for U.S. federal income tax purposes as a result of the merger.

     In order to consummate the merger, the merger agreement must be adopted by the National Oilwell stockholders and the Varco stockholders. The obligations of National Oilwell and Varco to complete the merger are also subject to the satisfaction or waiver of several other conditions to the merger, including receiving approvals from regulatory agencies. This document contains detailed information about National Oilwell, Varco and the proposed merger. We encourage you to read carefully this entire document before voting, including the section entitled “Risk Factors” beginning on page 16 of this document.

     National Oilwell’s board of directors has unanimously approved the merger agreement and determined that it is advisable and in the best interests of National Oilwell and its stockholders. Accordingly, National Oilwell’s board of directors recommends that National Oilwell stockholders vote “FOR” the proposal to adopt the merger agreement.

     Similarly, Varco’s board of directors has unanimously approved the merger agreement and determined that it is advisable and in the best interests of Varco and its stockholders. Accordingly, Varco’s board of directors recommends that Varco stockholders vote “FOR” the proposal to adopt the merger agreement.

     National Oilwell is also proposing to adopt a new long-term incentive plan to accommodate the larger employee base of the combined company after the merger. Adoption of that plan requires the approval of the National Oilwell stockholders and is subject to the completion of the merger. National Oilwell’s board of directors recommends that National Oilwell stockholders vote to approve the new long-term incentive plan.

     The proposals are being presented to the stockholders of National Oilwell and Varco at their special meetings. The dates, times and places of the meetings are as follows:

For National Oilwell stockholders: , 2004, : a.m., C.T.	For Varco Stockholders: , 2004, : a.m., C.T.
[Address] Houston, Texas	[Address] Houston, Texas

     Your vote is very important. The merger cannot be completed unless the National Oilwell and Varco stockholders adopt the merger agreement. Whether or not you plan to attend your company’s special meeting, please take the time to vote by completing and mailing us the enclosed proxy card or by submitting your voting instructions over the Internet or telephone. If your shares are held in “street name,” you must instruct your broker in order to vote.

    Sincerely,

MERRILL A. MILLER, JR. Chairman, President and Chief Executive Officer NATIONAL-OILWELL, INC.	JOHN F. LAULETTA Chairman of the Board and Chief Executive Officer VARCO INTERNATIONAL, INC.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

     This document is dated                  , 2004, and was first mailed to National Oilwell and Varco stockholders on or about                   , 2004.

NATIONAL-OILWELL, INC.

10000 Richmond Avenue
Houston, Texas 77042-4200

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on                         , 2004

To National-Oilwell, Inc. Stockholders:

      We will hold a special meeting of stockholders of National-Oilwell, Inc. for the following purposes:

•	To consider and vote on the adoption of the Amended and Restated Agreement and Plan of Merger, effective as of August 11, 2004, between National-Oilwell, Inc. and Varco International, Inc., as amended prior to the special meeting. Adoption of the merger agreement will also constitute approval of the issuance of shares of National Oilwell common stock in the merger and an amendment to National Oilwell’s certificate of incorporation increasing the authorized number of shares of common stock to 500 million, eliminating the class of special voting stock and changing the company’s name to National Oilwell Varco, Inc.;

•	To consider and vote on the approval of the National Oilwell Varco Long-Term Incentive Plan;

•	To consider and vote on any proposal to adjourn the special meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposals; and

•	To transact other business as may properly be presented at the meeting or any adjournments of the meeting.

      The date, time and place of the meeting are as follows:

                    , 2004

                    , local time
[Address]

      Only stockholders of record at the close of business on                     , 2004, are entitled to notice of and to vote at the meeting and any adjournments of the meeting. National Oilwell will keep at its offices in Houston, Texas a list of stockholders entitled to vote at the meeting available for inspection for any purpose relevant to the meeting during normal business hours for the 10 days before the meeting.

      YOUR PROXY IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE VOTE IN ANY ONE OF THE FOLLOWING WAYS:

•	use the toll-free telephone number shown on the proxy card;

•	use the Internet website shown on the proxy card; or

•	mark, sign, date and promptly return the enclosed proxy card in the postage-paid envelope. No postage is required if mailed in the United States.

      If your shares are held in “street name,” which means shares held of record by a broker, bank or other nominee, you should check the voting instructions provided by the broker, bank or nominee to determine whether you will be able to vote over the Internet or by telephone.

      You may revoke your proxy at any time before it is voted at the special meeting. If your shares are held in an account at a brokerage firm, bank or other nominee, you must instruct them on how to vote your shares and you must contact your broker, bank or nominee to revoke your proxy.

      The accompanying document describes the proposed merger in more detail. We encourage you to read the entire document before voting your shares.

      The National Oilwell board of directors unanimously recommends that National Oilwell stockholders vote “FOR” the adoption of the merger agreement and approval of the National Oilwell Varco Long-Term Incentive Plan.

By Order of the Board of Directors

M. GAY MATHER
Corporate Secretary

Houston, Texas

                    , 2004

VARCO INTERNATIONAL, INC.

2000 W. Sam Houston Parkway South, Suite 1700
Houston, Texas 77042

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on                         , 2004

To the Stockholders of Varco International, Inc.:

      We will hold a special meeting of the stockholders of Varco International, Inc. on                     , 2004, at            a.m., local time, at                     , for the following purposes:

1. To consider and vote on the adoption of the Amended and Restated Agreement and Plan of Merger, effective as of August 11, 2004, between National-Oilwell, Inc., a Delaware corporation, and Varco International, Inc., a Delaware corporation, as amended prior to the special meeting, pursuant to which Varco will be merged with and into National Oilwell and each outstanding share of Varco common stock will be converted into 0.8363 of a share of National Oilwell common stock;

2. To consider and vote on any proposal to adjourn the special meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposal; and

3. To transact any other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

      Only stockholders of record at the close of business on                     , 2004, are entitled to notice of and to vote at the special meeting and any adjournments or postponements of the special meeting. A complete list of Varco stockholders of record entitled to vote at the special meeting will be available for the 10 days before the special meeting at our executive offices and principal place of business for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting.

      Your vote is very important. All Varco stockholders are cordially invited to attend the special meeting in person. Whether you plan to attend the special meeting or not, if you are the record holder of your shares, please vote using one of the following methods to make sure that your shares are represented and voted at the special meeting:

•	use the toll-free telephone number shown on the proxy card;

•	use the Internet website shown on the proxy card; or

•	mark, sign, date and promptly return the enclosed proxy card in the postage-paid envelope. No postage is required if mailed in the United States.

      If your shares are held in “street name,” which means shares held of record by a broker, bank or other nominee, you should check the voting instructions provided by the broker, bank or nominee to determine whether you will be able to vote over the Internet or by telephone.

      You may revoke your proxy at any time before it is voted at the special meeting. If your shares are held in an account at a brokerage firm, bank or other nominee, you must instruct them on how to vote your shares and you must contact your broker, bank or nominee to revoke your proxy.

      The accompanying document describes the proposed merger in more detail. We encourage you to read carefully the entire document before voting your shares.

      The Varco board of directors unanimously recommends that Varco stockholders vote “FOR” the adoption of the merger agreement.

By Order of the Board of Directors,

JAMES F. MARONEY, III
Vice President, Secretary and General Counsel

Houston, Texas

                    , 2004

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why am I receiving these materials?

A:	National Oilwell and Varco have agreed to combine their businesses by merging Varco with and into National Oilwell under the terms of a merger agreement that is described in this document and attached to this document as Annex A. The merger cannot be completed without obtaining the appropriate approvals of the stockholders of each of National Oilwell and Varco. National Oilwell is also proposing to adopt the new National Oilwell Varco Long-Term Incentive Plan, which we sometimes refer to in this document as the “Long-Term Incentive Plan” or the “plan” in connection with the merger that requires approval by National Oilwell stockholders and is subject to the completion of the merger. National Oilwell and Varco will hold separate special meetings of their respective stockholders to obtain these approvals.

Q:	Why are National Oilwell and Varco proposing the merger?

A:	National Oilwell and Varco both believe that the merger will provide substantial benefits to the stockholders of both companies by creating a larger, more diversified company that is better positioned to compete in the global marketplace.

Q:	What will happen to Varco as a result of the merger?

A:	As a result of the merger, Varco will be merged into National Oilwell, and National Oilwell will continue as the surviving company, and its certificate of incorporation will be amended to change its name to National Oilwell Varco, Inc.

Q:	What will stockholders receive in the merger?

A:	Each Varco stockholder will receive 0.8363 of a share of National Oilwell common stock in exchange for each share of Varco common stock that the stockholder owns at the effective time of the merger. Instead of receiving fractional shares, Varco stockholders will receive cash from National Oilwell in an amount reflecting the market value of any fractional share.

Each National Oilwell stockholder will continue to hold the shares of National Oilwell common stock that it held prior to the merger; however, those shares will represent a smaller portion of the total outstanding shares of the combined company.

Q:	Does adoption of the merger agreement by the National Oilwell stockholders result in any other changes to the capital structure of National Oilwell?

A:	The merger agreement provides that, at the effective time of the merger, the authorized number of shares of common stock of National Oilwell will be increased to 500 million shares and the class of special voting stock will be eliminated pursuant to a Certificate of Merger that is attached to this document as Annex E.

Q:	What will be the name of the surviving corporation to the merger?

A:	National Oilwell Varco, Inc.

Q:	What stockholder approvals are needed to complete the merger?

A:	The following stockholder approvals are needed to complete the merger:

• the holders of at least a majority of the shares of National Oilwell common stock outstanding on , 2004, the record date set for the meeting of stockholders of National Oilwell, must vote in favor of adopting the merger agreement; and

• the holders of at least a majority of the shares of Varco common stock outstanding on , 2004, the record date set for the meeting of stockholders of Varco, must vote in favor of adopting the merger agreement.

Q:	Are any other matters being voted on at the special meetings?

A:	The stockholders of National Oilwell are being asked to vote to approve a new Long-Term Incentive Plan. The completion of the merger is not conditioned upon the approval of the Long-Term Incentive

i

Plan. However, the adoption of the plan is subject to the completion of the merger. The stockholders of National Oilwell and Varco will also be asked to vote on any proposal to adjourn the special meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals being voted on.

Q:	What stockholder approvals are needed to approve the Long-Term Incentive Plan and to adjourn the special meeting?

A:	The affirmative vote of at least a majority of the votes cast at the special meeting is required to approve the Long-Term Incentive Plan, provided the total votes cast represent over 50% of the outstanding National Oilwell shares entitled to vote on the proposal. The affirmative vote of the holders of at least a majority of the shares of common stock of National Oilwell or Varco, as applicable, present in person or represented by proxy at the special meeting of National Oilwell or Varco, as applicable is required to adjourn the meeting.

Q:	How do National Oilwell’s and Varco’s board of directors recommend that I vote?

A:	National Oilwell’s board of directors unanimously recommends that National Oilwell stockholders vote “FOR” the proposals to adopt the merger agreement and to approve the Long-Term Incentive Plan.

Varco’s board of directors unanimously recommends that Varco stockholders vote “FOR” the proposal to adopt the merger agreement.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger as soon as possible. A number of conditions must be satisfied before we can complete the merger, including approval by the stockholders of both National Oilwell and Varco and the expiration or early termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Although we cannot be sure when all of the conditions to the merger will be satisfied, we expect to complete the merger by the first quarter of 2005.

Q:	What are the tax consequences to stockholders of the transaction?

A:	It is generally expected that the merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and the consummation of the merger is conditioned on the receipt by each of National Oilwell and Varco of opinions from their respective counsel to the effect that the merger will so qualify.

Assuming that the merger qualifies as a reorganization under the Internal Revenue Code, then in general, neither the National Oilwell stockholders nor the Varco stockholders who receive shares of National Oilwell common stock in exchange for their Varco common stock in the merger will recognize any gain or loss for U.S. federal income tax purposes as a result of the merger, except that a Varco stockholder will recognize gain or loss with respect to any cash received in lieu of a fractional share of National Oilwell common stock in the merger. Tax matters are very complicated, and the tax consequences of the merger to a Varco stockholder will depend on the facts of each holder’s own situation. For a description of the material federal income tax consequences of the merger, please see the information set forth in “Material Federal Income Tax Consequences.” We also encourage each Varco stockholder to consult the stockholder’s own tax advisor for a full understanding of the tax consequences of the merger.

Q:	What do I need to do now?

A:	You should read this document carefully. Then, if you are the record holder of your shares and choose to vote by proxy, you should do so as soon as possible by any of the following means: completing, signing and mailing your proxy card; using the toll-free telephone number listed on your proxy card and following the recorded instructions; or going to the Internet website listed on your proxy card and following the instructions provided.

Q:	If I am planning on attending a meeting in person, should I still grant my proxy?

A:	Yes. Whether or not you plan to attend a meeting, you should grant your proxy as described above. Your shares will not be voted unless you attend a meeting and vote in person or grant your proxy. For both National Oilwell and Varco stockholders, a failure to vote would have the same effect as a vote against adoption of the merger agreement. For National Oilwell stockholders, a failure to vote on the proposal to approve the Long-Term Incentive Plan will not count as a vote for or against the proposal but could affect whether sufficient votes have been cast on the proposal under the rules of the New York Stock Exchange, or NYSE.

Q:	If my shares are held in “street name” by my broker, will my broker vote my stock for me?

A:	Your broker will not vote your stock for or against adoption of the merger agreement or, in the case of National Oilwell stockholders, for or against approval of the Long-Term Incentive Plan unless you tell the broker how to vote. To tell your broker how to vote, you should follow the directions that your broker provides to you. A non-vote by your broker will have the same effect as a vote against the adoption of the merger agreement, but will have no effect on any proposal to adjourn or postpone your company’s meeting.

Q:	Can I change my vote after I have granted my proxy?

A:	Yes. Stockholders who hold shares in their own name can change their vote at any time before their proxy is voted at their company’s special meeting by:

• timely delivery by mail, telephone or Internet of a valid, subsequently-dated proxy;

• delivery to your company’s Secretary at or before the special meeting of written notice revoking your proxy or of your intention to vote by ballot at the special meeting; or

• submitting a vote by ballot at the special meeting; however, your attendance alone will not revoke your proxy.

If your shares are held in a street name account, you must contact your broker, bank or nominee to change your vote.

Q:	Where and when are the special meetings?

A:	The National Oilwell special meeting will take place at , on , at a.m. The Varco special meeting will take place at , on , at a.m.

Q:	Should Varco stockholders send in their certificates representing Varco common stock now?

A:	No. After the merger is completed, Varco stockholders will receive written instructions for exchanging their certificates representing Varco common stock. Please do not send in your certificates representing Varco common stock with your proxy card.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a stockholder of both National Oilwell and Varco, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	Do I have appraisal rights?

A:	No. Neither the National Oilwell stockholders nor the Varco stockholders will have appraisal rights under Delaware law as a result of the merger.

Q:	Whom do I call if I have further questions about voting, the meetings or the merger?

A:	National Oilwell stockholders may call National Oilwell’s Investor Relations department at (713) 346-7500 or InvestorCom, Inc., National Oilwell’s proxy solicitor, at (800) 503-3375.

Varco stockholders may call Varco’s Investor Relations department at (281) 953-2200 or Morrow & Co., Inc., Varco’s proxy solicitor, at (800) 607-0088.

You may also obtain additional information about National Oilwell and Varco from documents filed with the Securities and Exchange Commission by following the instructions in the section entitled “Where You Can Find More Information.”

v

SUMMARY

      This summary highlights some of the information in this document. It may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the terms of the merger agreement and the merger, you should read carefully this document, the documents we incorporate by reference and the full text of the merger agreement included as Annex A to this document. Please also read “Where You Can Find More Information.” We have included references to other portions of this document to direct you to a more complete description of the topics presented in this summary.

      Unless otherwise indicated, pro forma financial results presented in this document give effect to the completion of the merger.

The Companies

  National-Oilwell, Inc. (see page 24)

10000 Richmond Avenue Houston, Texas 77042 (713) 346-7500 www.natoil.com

      The core focus of National Oilwell is to provide the oil and gas industry with the highest quality oilfield products and services. With over 200 worldwide manufacturing and service center locations, National Oilwell supplies customer-focused solutions to meet the quality, productivity and environmental requirements of the oil and gas industry.

      National Oilwell designs, manufactures and sells major mechanical components and integrated systems for both land and offshore drilling rigs. It manufactures complete land drilling and well-servicing rigs, the largest line of lifting and handling equipment in the oil and gas industry and a broad offering of downhole drilling motors and specialized drilling tools, and also provides supply chain services through its global network of distribution service centers located near major drilling and production areas worldwide.

  Varco International, Inc. (see page 24)

2000 W. Sam Houston Parkway South Suite 1700 Houston, Texas 77042 (281) 953-2200 www.varco.com

      Varco is a leading provider of highly engineered drilling and well-servicing equipment, products and services to the world’s oil and gas industry. Varco is also engaged in the design, manufacture, sale and rental of drilling and well-remediation equipment, and is engaged in the provision of technical services. Varco has a long tradition of pioneering many drilling and production innovations which have improved the efficiency, safety, cost and environmental impact of petroleum operations.

      Varco is a leading manufacturer and supplier of innovative drilling systems and rig instrumentation; oilfield tubular and sucker rod inspections and internal tubular coating techniques; drill cuttings separation, control and disposal systems and services; high pressure fiberglass tubulars; and coiled tubing and pressure control equipment for land and offshore drilling operations. Varco also provides in-service pipeline inspections and sells and leases advanced in-line inspection equipment to makers of oil country tubular goods.

The Merger

      Pursuant to the merger agreement, at the effective time of the merger, Varco will merge with and into National Oilwell, with National Oilwell surviving. As a result of the merger, each Varco stockholder will receive 0.8363 of a share of National Oilwell common stock for each share of Varco common stock that the stockholder owns at the effective time of the merger. National Oilwell will not issue any fractional shares. Instead, Varco stockholders will receive cash from National Oilwell in an amount that reflects the market value of any fractional share that would have been issued. Based on the number of shares of Varco and National Oilwell common stock outstanding as of August 31, 2004, we anticipate that National Oilwell will issue approximately 81,503,785 shares of its common stock in the merger and that upon completion of the merger, Varco stockholders will own approximately 49% of the combined company and National Oilwell stockholders will own approximately 51% of the combined company.

      The merger agreement also provides that, effective as of the completion of the merger, National Oilwell’s certificate of incorporation will be amended to increase the number of authorized National Oilwell shares of common stock from 150 million to 500 million, to eliminate the class of special voting stock and to change the name of the company to National Oilwell Varco, Inc.

Reasons for the Merger

National Oilwell (see page 35)

      The National Oilwell board believes that the merger will provide substantial strategic and financial benefits to the stockholders of National Oilwell and that the merger will allow National Oilwell and Varco to combine their resources to enhance their ability to provide oilfield products and services. In reaching its determination to approve the merger agreement and the merger, the National Oilwell board consulted with National Oilwell’s management, as well as its financial and legal advisors, and considered a variety of factors, a number of which are described in this document.

Varco (see page 38)

      The Varco board of directors believes that the merger will provide substantial strategic and financial benefits to the stockholders of Varco, and that the combination will create a stronger oilfield services company that is capable of creating more stockholder value than Varco could achieve on its own. Varco also believes that the combination of Varco and National Oilwell will allow Varco stockholders to participate in a larger, more diversified company that will accelerate both companies’ strategies to develop, enhance and commercialize products and services. In reaching its decision to approve the merger agreement and the merger, the Varco board of directors considered a variety of factors, a number of which are described in this document.

Recommendations to Stockholders

National Oilwell (see page 35)

      National Oilwell’s board of directors believes that the merger is advisable and fair to and in the best interests of the National Oilwell stockholders and unanimously recommends that National Oilwell stockholders vote FOR the proposal to adopt the merger agreement. A vote FOR adoption of the merger agreement also constitutes a vote FOR each of the following:

•	the issuance of shares of National Oilwell common stock in the merger; and

•	an amendment to National Oilwell’s certificate of incorporation increasing the authorized number of shares of common stock from 150,000,000 to 500,000,000, eliminating the class of special voting stock and changing the name of National Oilwell to National Oilwell Varco, Inc., to become effective upon completion of the merger.

      National Oilwell’s board of directors also unanimously recommends that the National Oilwell stockholders vote FOR the approval of the National Oilwell Varco Long-Term Incentive Plan, or the Long-Term Incentive Plan.

      As of the record date for the special meeting, approximately 2% of National Oilwell’s outstanding common stock was held by its directors and executive officers.

Varco (see page 38)

      Varco’s board of directors believes that the merger is advisable and fair to and in the best interests of the Varco stockholders and unanimously recommends that Varco stockholders vote FOR the proposal to adopt the merger agreement.

      As of the record date for the special meeting, approximately      % of Varco’s outstanding common stock was held by its directors and executive officers.

Opinions of Financial Advisors

      The opinions of National Oilwell’s and Varco’s financial advisors are attached to this document as Annexes B and C, respectively. We encourage you to read those opinions carefully in their entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. Each opinion is directed to the applicable board of directors and does not constitute a recommendation to any stockholder as to any matter relating to the merger.

Opinion of Financial Advisor to National Oilwell (see page 41)

      Goldman, Sachs & Co., National Oilwell’s financial advisor, delivered its opinion to National Oilwell’s board of directors that, as of August 11, 2004 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement is fair from a financial point of view to National Oilwell.

Opinion of Financial Advisor to Varco (see page 47)

      Citigroup Global Markets Inc., Varco’s financial advisor, delivered its opinion to the Varco board of directors on August 11, 2004 to the effect that, as of such date and based on and subject to various assumptions made, matters considered and limitations described in the opinion, the exchange ratio of 0.8363 of a share of National Oilwell common stock for each share of Varco common stock in the merger was fair, from a financial point of view, to the Varco stockholders.

The Special Meetings

National Oilwell Special Stockholders Meeting (see page 26)

      Where and when: The National Oilwell special stockholders meeting will take place at                     , Houston, Texas, on                     2004 at            a.m., local time.

      What you are being asked to vote on: At the National Oilwell meeting, National Oilwell stockholders will be asked to consider and vote on the following proposals:

•	the adoption of the merger agreement. Adoption of the merger agreement by the National Oilwell stockholders will also constitute approval of the following:

•	the issuance of National Oilwell common stock in connection with the merger; and

•	an amendment to the certificate of incorporation of National Oilwell to increase the authorized shares of common stock to 500,000,000, to eliminate the class of special voting stock and to change the name of the company to National Oilwell Varco, Inc.;

•	the approval of the Long-Term Incentive Plan;

•	any proposal to adjourn the special meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposals; and

•	any proposal to transact other business as may properly come before the special meeting.

      National Oilwell knows of no other matters that will be presented for consideration of its stockholders at the meeting.

      Who may vote: You may vote at the National Oilwell meeting if you owned National Oilwell common stock at the close of business on the record date,                     , 2004. On that date, there were                      shares of National Oilwell common stock outstanding and entitled to vote. You may cast one vote for each share of National Oilwell common stock that you owned on the record date.

      What vote is needed: The affirmative vote of the holders of at least a majority of the outstanding shares of National Oilwell common stock is required to adopt the merger agreement. The affirmative vote of at least a majority of the votes cast at the special meeting is required to approve the Long-Term Incentive Plan, provided the total votes cast represent over 50% of the outstanding National Oilwell shares entitled to vote on the proposal. The affirmative vote of the holders of at least a majority of the outstanding shares of National Oilwell common stock present in person or represented by proxy at the special meeting is required to adjourn the meeting.

Varco Special Stockholders Meeting (see page 26)

      Where and when: The Varco special stockholders meeting will take place at                     , Houston, Texas, on                     , 2004, at       a.m., local time.

      What you are being asked to vote on: At the Varco meeting, Varco stockholders will be asked to consider and vote on the following approvals:

•	the adoption of the merger agreement;

•	any proposal to adjourn the special meeting to a later date, if necessary to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposal; and

•	to consider any other matters that may properly come before the meeting.

      Varco knows of no other matters that will be presented for consideration of its stockholders at the meeting.

      Who may vote: You may vote at the Varco meeting if you owned Varco common stock at the close of business on the record date,                     , 2004. On that date, there were                      shares of Varco common stock outstanding and entitled to vote. You may cast one vote for each share of Varco common stock that you owned on the record date.

      What vote is needed: The affirmative vote of the holders of at least a majority of the outstanding shares of Varco common stock is required to adopt the merger agreement. The affirmative vote of at least a majority of the shares of Varco common stock present in person or represented by proxy at the special meeting is required to adjourn the meeting.

Directors and Management of National Oilwell Following the Merger

      The merger agreement provides that National Oilwell will take all requisite action such that the board of directors of National Oilwell Varco, as of the effective time of the merger, will consist of 10 persons, including:

•	John F. Lauletta, currently the Chairman of the Board and Chief Executive Officer of Varco;

•	Merrill A. Miller, Jr., currently the Chairman of the Board, President and Chief Executive Officer of National Oilwell;

•	four directors designated by National Oilwell, consisting of Robert E. Beauchamp, Ben A. Guill, Roger L. Jarvis and David D. Harrison; and

•	four directors designated by Varco, consisting of Jeffery A. Smisek, Greg L. Armstrong, Eric L. Mattson and James D. Woods.

      Upon completion of the merger, Messrs. Miller and Guill will change the class of directors to which they are currently assigned. At the effective time of the merger, the composition of the classes of the board will be as follows: Messrs. Lauletta, Beauchamp and Woods will be placed in the class of directors with a term expiring in 2005; Messrs. Miller, Harrison and Armstrong will be placed in the class of directors with a term expiring in 2006; and Messrs. Guill, Jarvis, Mattson and Smisek will be placed in the class of directors with a term expiring in 2007. The merger agreement provides that all designated directors, other than Mr. Lauletta and Mr. Miller, will be required to qualify as independent members of the board of directors as determined in accordance with the rules of the NYSE. The merger agreement does not provide any continuing right of a party to designate directors following the effective time of the merger.

      At the effective time of the merger, Mr. Lauletta, currently the Chairman and Chief Executive Officer of Varco, will become the Chairman of the Board of National Oilwell Varco; Mr. Miller, currently the Chairman, President and Chief Executive Officer of National Oilwell, will become the President and Chief Executive Officer of National Oilwell Varco; Joseph C. Winkler, currently the President and Chief Operating Officer of Varco, will become the Chief Operating Officer of National Oilwell Varco; and Clay C. Williams, currently the Vice President and Chief Financial Officer of Varco, will become the Vice President and Chief Financial Officer of National Oilwell Varco.

Overview of the Merger Agreement

Conditions to the Merger (see page 71)

      National Oilwell and Varco will complete the merger only if the conditions set forth in the merger agreement are satisfied or, in some cases, waived. These conditions include:

•	the adoption by National Oilwell stockholders and Varco stockholders of the merger agreement;

•	the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

•	the receipt of all authorizations, consents and approvals from governmental entities the failure of which to obtain is reasonably likely to have a material adverse effect on National Oilwell or Varco;

•	the declaration of effectiveness of the registration statement of which this document is a part by the Securities and Exchange Commission and the absence of any stop order or proceedings seeking a stop order;

•	the absence of any decree, order, injunction or law that prohibits the merger or makes the merger unlawful;

•	the approval for listing on the NYSE of the shares of National Oilwell common stock to be issued in the merger, subject to official notice of issuance;

•	the absence of litigation by any governmental entity that has a reasonable likelihood of success seeking to restrain or prohibit the consummation of the merger;

•	the continued accuracy of the representations and warranties of National Oilwell and Varco contained in the merger agreement, except where the failure of a representation or warranty to be accurate would not reasonably be expected to have a material adverse effect on National Oilwell or Varco;

•	the performance by National Oilwell and Varco in all material respects of their respective obligations under the merger agreement;

•	the absence of any events that have had or are reasonably expected to have a material adverse effect on either National Oilwell or Varco; and

•	the receipt of legal opinions from counsel for each of National Oilwell and Varco to the effect that for federal income tax purposes the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

      Either National Oilwell or Varco may choose to complete the merger even though a condition to its obligations has not been satisfied if the necessary stockholder approvals have been obtained and the law allows it to do so.

No Solicitation (see page 68)

      The merger agreement contains restrictions on the ability of National Oilwell and Varco to solicit or engage in discussions or negotiations with a third party with respect to a proposal to acquire a significant interest in National Oilwell’s or Varco’s equity or assets. Notwithstanding these restrictions, before their stockholders adopt the merger agreement, the merger agreement provides that under specified circumstances, if National Oilwell or Varco receives a proposal from a third party to acquire a significant interest in the company that the board of directors determines in good faith may reasonably be expected to lead to a proposal that is superior to the merger, National Oilwell or Varco, as applicable, may furnish nonpublic information to that third party and engage in negotiations regarding a transaction with that third party.

Termination of Merger Agreement (see page 73)

      The merger agreement may be terminated at any time prior to the completion of the merger, whether before or after the stockholder approvals have been obtained:

•	by mutual written consent of National Oilwell and Varco;

•	by either National Oilwell or Varco, if the merger is not completed by March 15, 2005, other than due to a breach of the merger agreement by the terminating party;

•	by either National Oilwell or Varco, if a court or other government entity issues a non appealable final order, decree or ruling, or takes any other nonappealable final action, having the effect of permanently restraining, enjoining or otherwise prohibiting the merger;

•	by either National Oilwell or Varco, if the necessary approval of the stockholders of either party is not obtained at their respective stockholder meetings;

•	by Varco, if the board of directors of National Oilwell withdraws or modifies its recommendation of the merger to the stockholders of National Oilwell or recommends an acquisition transaction by a third party relating to National Oilwell;

•	by National Oilwell, if the board of directors of Varco withdraws or modifies its recommendation of the merger to the stockholders of Varco or recommends an acquisition transaction by a third party relating to Varco;

•	by Varco, upon certain breaches by National Oilwell of its representations, warranties or covenants in the merger agreement;

•	by National Oilwell, upon certain breaches by Varco of its representations, warranties or covenants in the merger agreement;

•	by Varco, if, prior to Varco’s receipt of adoption of the merger agreement by its stockholders, Varco’s board of directors receives a superior acquisition proposal from a third party and the Varco board of directors concludes, following receipt of the advice of its outside legal counsel, that the failure to accept the superior acquisition proposal would result in a breach of its fiduciary duties under applicable law; or

•	by National Oilwell, if, prior to National Oilwell’s receipt of adoption of the merger agreement by its stockholders, National Oilwell’s board of directors receives a superior acquisition proposal from a third party and the National Oilwell board of directors concludes, following receipt of the advice of its outside legal counsel, that the failure to accept the superior acquisition proposal would result in a breach of its fiduciary duties under applicable law.

Termination Fee; Expenses (see page 73)

      If the merger agreement is terminated, either National Oilwell or Varco, in specified circumstances, may be required to pay a termination fee of $75 million to the other party or reimburse up to $5 million of the other party’s expenses.

Varco Stock Options, Deferred Stock Units and Employee Stock Purchase Plan (see page 69)

      In general, upon completion of the merger, options to purchase shares of Varco common stock will be converted into options to purchase shares of National Oilwell common stock and assumed by National Oilwell. The number of options and exercise prices will be determined by applying the conversion ratio pursuant to the merger agreement. In addition, some converted options will become fully vested and exercisable at the effective time of the merger. In addition, upon completion of the merger, each outstanding deferred stock unit of Varco, representing a right to acquire shares of Varco common stock, will be converted into deferred stock units of National Oilwell Varco, representing a right to acquire shares of National Oilwell Varco common stock appropriately adjusted by applying the conversion ratio pursuant to the merger agreement. Some of the converted deferred stock units will become fully vested as of the effective time of the merger. National Oilwell will assume the Varco equity participation plans at the effective time of the merger.

      Each outstanding purchase right under Varco’s employee stock purchase plan will be assumed by National Oilwell and converted into a right to purchase National Oilwell common stock in accordance with the merger agreement and the employee stock purchase plan. National Oilwell will assume Varco’s employee stock purchase plan at the effective time of the merger.

Interests of Certain National Oilwell and Varco Executive Officers and Directors in the Merger (see page 7)

      In considering the recommendations of the respective boards of directors of National Oilwell and Varco with respect to the merger, the stockholders of both companies should be aware that some of the executive officers and directors of National Oilwell and Varco have interests in the transaction that differ from, or are in addition to, the interests of that company’s stockholders generally. National Oilwell’s board of directors and Varco’s board of directors were aware of these interests and considered them, among other matters, when making their respective decisions to approve the merger agreement.

Risk Factors (see page 7)

      See “Risk Factors” for a discussion of factors you should carefully consider before deciding how to vote at your company’s special meeting.

Material Federal Income Tax Consequences (see page 7)

      It is generally expected that the merger will qualify as a tax-free reorganization within the meaning of the Internal Revenue Code. The consummation of the merger is conditioned on the receipt by each of National Oilwell and Varco of opinions from their respective counsel to the effect that the merger will so qualify. Neither National Oilwell nor Varco may waive these conditions to the merger after its respective stockholders have adopted the merger agreement unless further approval from its stockholders is obtained with appropriate disclosure.

      Assuming that the merger qualifies as a reorganization under the Internal Revenue Code, then in general, neither National Oilwell stockholders nor Varco stockholders who receive shares of National Oilwell common stock in exchange for their Varco common stock in the merger will recognize any gain or loss for U.S. federal income tax purposes as a result of the merger, except that a Varco stockholder will recognize gain or loss with respect to any cash received in lieu of a fractional share of National Oilwell common stock in the merger. Tax matters are very complicated, and the tax consequences of the merger to a Varco stockholder will depend on the facts of each holder’s own situation. For a description of the material federal income tax consequences of the merger, please see the information set forth in “Material Federal Income Tax Consequences.” We also encourage each Varco stockholder to consult the stockholder’s own tax advisor for a full understanding of the tax consequences of the merger.

Accounting Treatment (see page 8)

      National Oilwell will account for the merger using the purchase method of accounting. Under that method of accounting, the aggregate consideration that National Oilwell pays for Varco will be allocated to Varco’s assets and liabilities based on their fair values, with any excess being treated as goodwill. National Oilwell currently expects to record approximately $1,513.0 million of goodwill upon completion of the merger, but that estimate is subject to change based upon the final number of shares of National Oilwell common stock issued at the time of closing and the final valuation of Varco’s identified assets and liabilities.

Other Information Related to the Merger

Regulatory Approvals (see page 8)

      The merger is subject to antitrust laws. National Oilwell and Varco made the required filings with the Federal Trade Commission, or FTC, and the Antitrust Division of the Department of Justice, or DOJ, relating to the merger on September 10, 2004, but they are not permitted to complete the merger until the applicable waiting periods have expired or otherwise terminated. National Oilwell and Varco may be required to obtain additional regulatory approvals from various state and foreign authorities. While we expect to obtain all required regulatory approvals, we cannot assure you that these regulatory approvals will be obtained or that the granting of these regulatory approvals will not involve the imposition of conditions on the completion of the merger. These conditions could result in the conditions to the merger not being satisfied.

Comparison of the Rights of National Oilwell and Varco Stockholders (see page 8)

      The stockholders of Varco are being asked to adopt the merger agreement pursuant to which each share of Varco common stock (other than shares of Varco common stock held directly or indirectly by National Oilwell or Varco) will be converted into 0.8363 of one share of National Oilwell common stock. Consequently, such stockholders will no longer hold shares in Varco but will instead hold shares in National Oilwell and their rights as stockholders of National Oilwell will be governed by Delaware law, the amended and restated certificate of incorporation of National Oilwell and National Oilwell’s bylaws. There are various differences between the rights of Varco stockholders and the rights of National Oilwell stockholders.

Listing of Common Stock to be Issued in the Merger (see page 8)

      National Oilwell has agreed to file an application to have the shares of National Oilwell common stock issued in the merger listed on the NYSE, the approval of which is a condition to closing the merger. At the effective time of the merger, the name of the combined company will be National Oilwell Varco, Inc. and its shares will trade on the NYSE under the ticker symbol “NOV.”

Appraisal Rights (see page 8)

      Neither National Oilwell stockholders nor Varco stockholders have appraisal rights under applicable law or contractual appraisal rights under Delaware law as a result of the merger.

National Oilwell Varco Long-Term Incentive Plan (see page 9)

      On September 13, 2004, National Oilwell’s board of directors approved the National Oilwell Varco Long-Term Incentive Plan, subject to approval of the plan by National Oilwell stockholders and to completion of the merger. The Long-Term Incentive Plan is intended, among other things, to help the combined company attract and retain directors and employees after the effective time of the merger and to encourage them to promote the growth and profitability of the combined company. The completion of the merger is not conditioned upon the approval of the Long-Term Incentive Plan.

Selected Historical Consolidated Financial Data of National Oilwell

      National Oilwell is providing the following information to aid in your analysis of the financial aspects of the merger. The following selected historical financial data for each of the years in the five year period ended December 31, 2003 has been derived from National Oilwell’s audited consolidated financial statements. The selected historical financial data for the six months ended June 30, 2004 and 2003 has been derived from National Oilwell’s unaudited consolidated financial statements. In the opinion of National Oilwell’s management, the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the interim consolidated financial statements. Results for the interim periods are not necessarily indicative of the results to be expected for the full year.

      The information is only a summary. You should read it along with National Oilwell’s historical financial statements and related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in National Oilwell’s Annual Report on Form 10-K for the year ended December 31, 2003 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 on file with the Securities and Exchange Commission and incorporated by reference into this document. See “Where You Can Find More Information.”

	Six Months Ended June 30,		Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(In thousands, except per share data)
Operating Data:
Revenues	$1,029,760	$975,974	$2,004,920	$1,521,946	$1,747,455	$1,149,920	$839,648
Operating income(1)	64,035	78,606	158,988	134,323	189,277	48,456	1,325
Net income (loss)(2)	32,351	35,608	76,821	73,069	104,063	13,136	(9,385)
Net income (loss) per share
Basic(2)	0.38	0.42	0.91	0.90	1.29	0.17	(0.13)
Diluted(2)	0.38	0.42	0.90	0.89	1.27	0.16	(0.13)
Other Data:
Depreciation and amortization	20,703	18,690	39,182	25,048	38,873	35,034	25,541
Capital expenditures	14,127	15,641	32,378	24,805	27,358	24,561	17,547
Balance Sheet Data:
Working capital	839,486	794,652	794,185	768,852	631,257	480,321	452,015
Total assets	2,256,024	2,114,219	2,242,736	1,977,228	1,471,696	1,278,894	1,005,715
Long-term debt	579,300	593,265	593,980	594,637	300,000	222,477	196,053
Stockholders’ equity	1,134,014	1,050,996	1,090,429	933,364	867,540	767,206	596,375

(1)	In connection with the IRI International Corporation merger in 2000, National Oilwell recorded pre-tax charges of $14.1 million related to direct merger costs, personnel reductions, and facility closures and inventory write-offs of $15.7 million due to product line rationalization.

(2)	National Oilwell adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), effective January 1, 2002. The effects of not amortizing goodwill and other intangible assets in periods prior to the adoption of SFAS 142 would have resulted in net income (loss) of $115.0 million, $23.1 million and $(4.0) million for the years ended December 31, 2001, 2000 and 1999, respectively; basic earnings (loss) per common share of $1.42, $0.29, and $(0.06) for the years ending December 31, 2001, 2000 and 1999, respectively; and diluted earnings (loss) per common share of $1.41, $0.29 and $(0.06) for the years ending December 31, 2001, 2000 and 1999, respectively.

Selected Historical Consolidated Financial Data of Varco

      Varco is providing the following information to aid in your analysis of the financial aspects of the merger. The following selected historical financial data for each of the years in the five year period ended December 31, 2003 has been generally derived from Varco’s audited consolidated financial statements. The selected historical financial data for the six months ended June 30, 2004 and 2003 has been derived from Varco’s unaudited consolidated financial statements. However, the revenue, operating profit and income from continuing operations information below for the three year period ended December 31, 2003 has been adjusted from the audited consolidated financial statements to reflect Varco’s rig fabrication business as a discontinued operation. These adjustments were disclosed in Varco’s Current Report on Form 8-K dated April 30, 2004. In the opinion of Varco’s management, the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the interim consolidated financial statements. Results for the interim periods are not necessarily indicative of the results to be expected for the full year.

      The information is only a summary. You should read it along with Varco’s historical financial statements and related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Varco’s Annual Report on Form 10-K for the year ended December 31, 2003 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 on file with the Securities and Exchange Commission and incorporated by reference into this document. See “Where You Can Find More Information.”

	Six Months Ended June 30,		Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(In thousands, except per share data)
Statement of Income Data:
Revenue(1)	$711,222	$717,349	$1,437,621	$1,322,366	$1,261,795	$866,615	$975,848
Operating profit(1)	77,967	80,968	166,036	58,174	157,969	60,911	67,348
Income from continuing operations	40,412	42,027	88,832	81,283	82,858	21,055	29,809
Net income(2)	28,670	36,049	67,243	79,807	82,968	21,055	29,809
Dilutive earnings per common share:
Continuing operations(2)	0.41	0.43	0.90	0.83	0.86	0.22	0.32
Net income(2)	0.29	0.37	0.68	0.82	0.86	0.22	0.32
Other Data:
Depreciation and amortization	36,173	32,564	67,199	59,246	67,900	56,518	57,180
Capital expenditures	22,460	21,492	67,092	49,377	65,834	45,463	30,729
Balance Sheet Data:
Working capital	573,800	562,676	559,046	529,647	423,602	263,378	310,175
Total assets	1,782,300	1,712,310	1,764,339	1,661,060	1,429,110	1,076,982	1,131,313
Total debt	461,100	460,998	456,918	467,928	322,614	136,507	233,335
Common stockholders’ equity	1,021,800	971,382	994,242	920,282	828,314	731,983	694,245

(1)	Revenue and operating profit represents results from continuing operations. Varco discontinued its rig fabrication business in the first quarter of 2004. The 1999 operating profit includes $7.8 million of transaction costs and write-offs associated with a terminated merger. The 2000 operating profit includes $26.5 million of consolidation and transaction costs associated with the May 2000 merger between Varco and Tuboscope. The 2001 operating profit includes $16.5 million of litigation costs. The 2002 operating profit includes $3.7 million associated with the acquisition of substantially all of the oilfield services business of ICO, Inc. and $2.8 million of severance costs related to the merger between Varco and Tuboscope. The 2003 operating profit includes an asset impairment charge of $11.2 million related to Varco’s rig fabrication business.

(2)	Varco adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), effective January 1, 2002. The effects of not amortizing goodwill and other intangible assets in periods prior to the adoption of SFAS 142 would have resulted in net income of $93.4 million, $29.5 million and $38.2 million for the years ended December 31, 2001, 2000 and 1999, respectively; basic earnings per common share of $.98, $.32 and $0.42 for the years ended December 31, 2001, 2000 and 1999, respectively; and diluted earnings per common share of $.97, $0.31 and $0.41 for the years ended December 31, 2001, 2000 and 1999, respectively.

Selected Unaudited Pro Forma Condensed Combined Financial and Other Data

      The merger will be accounted for under the purchase method of accounting, which means that the assets and liabilities of Varco will be recorded, as of completion of the merger, at their fair values and added to those of National Oilwell.

      We have presented below selected unaudited pro forma condensed combined financial information that is intended to provide you with a better picture of what the businesses might have looked like had National Oilwell and Varco actually been combined. The unaudited pro forma combined balance sheet combines the historical consolidated balance sheets of National Oilwell and Varco as of June 30, 2004, giving effect to the merger as if it occurred on June 30, 2004. The unaudited pro forma combined statements of income combine the historical consolidated statements of income of National Oilwell and Varco for the year ended December 31, 2003 and the six months ended June 30, 2004, giving effect to the merger as if it occurred on January 1, 2003. The selected unaudited pro forma condensed combined financial information does not reflect the effect of asset dispositions, if any, or cost savings that may result from the merger.

      You should not rely on the selected unaudited pro forma condensed combined financial information as being indicative of the historical results that would have occurred had the companies been combined or the future results that may be achieved after the merger. The condensed combined financial information would have been different, perhaps materially, had the companies actually been combined during the period presented. The following selected unaudited pro forma combined financial information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this document.

	Six Month Ended	Year Ended
	June 30, 2004	December 31, 2003

	(In millions, except per share data)
Statement of Operations Data:
Revenues	$1,734.5	$3,426.4

Income from continuing operations	$69.4	$158.9

Income from continuing operations per share:
Basic	$0.42	$0.96

Diluted	$0.41	$0.95

Balance Sheet Data:
Working capital	$1,403.3
Total assets	$5,630.9
Long-term debt	$1,036.6
Stockholders’ equity	$3,563.2

COMPARATIVE PER SHARE DATA

      The following table presents:

•	historical per share data for National Oilwell;

•	pro forma per share data of the combined company after giving effect to the merger; and

•	historical and equivalent pro forma per share data for Varco.

The pro forma amounts included in the table below are presented as if the merger had been effective for the periods presented, have been prepared in accordance with accounting principles generally accepted in the United States and are based on the purchase method of accounting. The pro forma amounts in the table below do not, however, give consideration to the impact, if any, of asset dispositions or cost savings that may result from the merger or any non-recurring charges directly attributable to the merger.

      You should read this table together with the historical consolidated financial statements of National Oilwell and Varco that are filed with the Securities and Exchange Commission and incorporated by reference into this document and the unaudited pro forma condensed consolidated financial statements and accompanying discussions and notes beginning on page 86 of this document. See “Where You Can Find More Information.” The pro forma amounts presented in the table below are presented for informational purposes only. You should not rely on the pro forma per share data as being indicative of actual results of the combined company had the merger occurred prior to the dates indicated below. The combined financial information as of and for the periods presented may have been different had the companies actually been combined as of or during those periods.

	At and for the Six Months Ended June 30, 2004

			Varco
	National	Combined
	Oilwell	Company		Equivalent
	Historical	Pro Forma(1)	Historical	Pro Forma(2)

Earnings from continuing operations per share:
Basic	$0.38	$0.42	$0.42	$0.35
Diluted	0.38	0.41	0.41	0.35
Cash dividends per share	—	—	—	—
Book value per share	13.16	21.32	10.43	17.83

	At and for the Year Ended December 31, 2003

			Varco
	National	Combined
	Oilwell	Company		Equivalent
	Historical	Pro Forma(1)	Historical	Pro Forma(2)

Earnings from continuing operations per share:
Basic	$0.91	$0.96	$0.91	$0.80
Diluted	0.90	0.95	0.90	0.80
Cash dividends per share	—	—	—	—
Book value per share	12.83	21.04	10.12	17.60

(1)	The combined company’s pro forma data includes the effect of the merger on the basis described in the notes to the unaudited pro forma combined financial information included elsewhere in this document.

(2)	Varco’s equivalent pro forma amounts have been calculated by multiplying the combined company’s pro forma earnings from continuing operations, cash dividends and book value per share amounts by the exchange ratio of 0.8363 of a share of National Oilwell common stock for each share of Varco common stock.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

      Shares of National Oilwell common stock are traded on the New York Stock Exchange under the symbol “NOI” and shares of Varco common stock are traded on the New York Stock Exchange under the symbol “VRC.” The following table sets forth, for the periods indicated, the range of high and low sales prices per share for National Oilwell common stock and Varco common stock, on the New York Stock Exchange composite tape.

	Shares of National
	Oilwell Common		Shares of Varco
	Stock		Common Stock

	High	Low	High	Low

2002
First Quarter	$26.25	$16.43	$20.10	$13.00
Second Quarter	28.81	20.91	22.00	17.21
Third Quarter	21.29	15.55	19.00	12.85
Fourth Quarter	23.31	17.69	18.96	14.50
2003
First Quarter	23.85	19.15	19.71	15.93
Second Quarter	24.85	20.48	22.44	17.15
Third Quarter	21.92	17.71	20.34	16.12
Fourth Quarter	23.44	17.50	21.38	16.12
2004
First Quarter	31.08	21.66	22.94	17.47
Second Quarter	31.74	25.42	21.94	17.80
Third Quarter (through September 15, 2004)	32.43	31.24	26.37	25.43

      Neither National Oilwell nor Varco has paid cash dividends. The payment of dividends by National Oilwell Varco in the future will depend on business conditions, National Oilwell Varco’s financial condition, earnings, capital requirements and other factors.

Recent Closing Prices

      The following table shows the closing sales prices per share of National Oilwell and Varco common stock on August 11, 2004 (the last full trading day before National Oilwell and Varco announced the proposed merger) and                     , 2004, the most recent practicable date prior to the mailing of this document to National Oilwell and Varco stockholders. The Varco common stock pro forma equivalent price per share reflects the value of Varco common stock relative to the value of National Oilwell common stock on those dates, as determined by multiplying the closing sale price of National Oilwell common stock by 0.8363, the exchange ratio in the merger.

	National Oilwell			Varco Common Stock
Date	Common Stock	Varco Common Stock		Pro Forma Equivalent

August 11, 2004	$30.85		$23.62	$25.80
, 2004	$	$		$

      The above tables show only historical comparisons. Because the market prices of National Oilwell common stock and Varco common stock will likely fluctuate prior to the merger, these comparisons may not provide meaningful information to National Oilwell stockholders or Varco stockholders in determining whether to adopt the merger agreement. National Oilwell and Varco stockholders are encouraged to obtain current market quotations for National Oilwell and Varco common stock and to review carefully the other information contained in this document or incorporated by reference into this document when considering whether to adopt the merger agreement. See the section entitled “Where You Can Find More Information.”

RISK FACTORS

      In addition to the other information included in this document, including the matters addressed in “Information Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for adoption of the merger agreement. In addition, you should read and consider the risks associated with each of the businesses of National Oilwell and Varco because these risks will also affect the combined company. These risks can be found in our respective Annual Reports on Form 10-K for the year ended December 31, 2003, which are filed with the SEC and incorporated by reference into this document.

Risks Related to the Merger and the Related Transactions

We may not be able to successfully integrate the operations of the two companies and realize the anticipated benefits of the merger.

      Achieving the benefits we expect from the merger will depend in large part on integrating our technology, operations and personnel in a timely and efficient manner to minimize the impact on customers, employees and management. Integration of the two previously independent companies will be a complex, time consuming and costly process. Failure to timely and successfully integrate these companies may have a material adverse effect on the combined company’s business, financial condition and results of operations. The difficulties of combining the companies will present challenges to the combined company’s management, including:

•	operating a significantly larger combined company with operations in more geographic areas and with more business lines;

•	integrating personnel with diverse backgrounds and organizational cultures;

•	coordinating sales and marketing functions;

•	retaining key employees, customers or suppliers;

•	preserving the research and development, collaboration, distribution, marketing, promotion and other important relationships of National Oilwell and Varco;

•	establishing the internal controls and procedures that the combined company will be required to maintain under the Sarbanes-Oxley Act of 2002; and

•	consolidating other corporate and administrative functions.

      The combined company will also be exposed to other risks that are commonly associated with transactions similar to the merger, such as unanticipated liabilities and costs, some of which may be material, and diversion of management’s attention. As a result, we cannot assure you that we will realize any of the anticipated benefits of the merger, including anticipated cost savings, and failure to do so could adversely affect the business of the combined company after the merger.

The costs of the merger could adversely affect combined financial results.

      We expect the total merger-related costs, exclusive of employee benefit costs, to be approximately $10.0 million, consisting primarily of financial advisory, legal and accounting fees, financial printing costs and other related charges. The amount of these expenses is a preliminary estimate and is subject to change. In addition, the combined company will incur certain integration costs, including costs associated with consolidating administrative functions and the closure of certain facilities. If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to the stockholders of both companies resulting from the issuance of shares in connection with the merger, the combined company’s financial results, including earnings per share, could be adversely affected.

The exchange ratio for National Oilwell common stock to be received in the merger is fixed and will not be adjusted in the event of any change in stock price.

      Upon completion of the merger, each share of Varco common stock will be exchanged for 0.8363 of a share of National Oilwell common stock. This conversion number is fixed and will not be adjusted as a result of any change in the price of National Oilwell common stock or Varco common stock. In addition, neither National Oilwell nor Varco may terminate the merger agreement solely because of changes in the market price of either company’s common stock. Therefore, if the value of National Oilwell common stock declines prior to the completion of the merger, the value of the merger consideration to be received by Varco stockholders will decline. The share prices of National Oilwell common stock and Varco common stock are by nature subject to the general price fluctuations in the market for publicly traded equity securities and have experienced significant volatility, and we cannot predict or give any assurances as to the market prices of National Oilwell common stock and Varco common stock on the date of the special stockholders meetings, the date of the completion of the merger or at any time after the completion of the merger. Stockholders of National Oilwell and Varco are encouraged to obtain current market price quotations for National Oilwell and Varco common stock before voting their shares at the special meetings.

National Oilwell stockholders will be diluted by the merger.

      The merger will dilute the ownership position of the present stockholders of National Oilwell. Based on the number of shares of Varco common stock outstanding as of August 31, 2004, National Oilwell will issue to Varco stockholders approximately 81,503,785 shares of National Oilwell common stock in the merger. As a result, Varco stockholders and National Oilwell stockholders will hold approximately 49% and 51%, respectively, of the combined company’s common stock outstanding after the completion of the merger, based on the common stock of National Oilwell and Varco outstanding as of August 31, 2004.

Failure to complete the merger or delays in completing the merger could negatively impact National Oilwell’s and Varco’s stock prices and future business and operations.

      If the merger is not completed for any reason, National Oilwell and Varco may be subject to a number of material risks, including the following:

•	the individual companies will not realize the benefits expected from becoming part of a combined company, including potentially enhanced financial and competitive position;

•	National Oilwell or Varco may be required to pay the other a termination fee of $75 million or reimburse the other party for up to $5 million in merger related expenses;

•	the price of National Oilwell common stock or Varco common stock may decline to the extent that the current market price of the common stock reflects a market assumption that the merger will be completed; and

•	some costs related to the merger, such as legal, accounting and financial advisor fees, must be paid even if the merger is not completed.

      In addition, in response to the announcement of the merger, National Oilwell’s or Varco’s customers may delay or defer purchasing decisions. Any delay or deferral of purchasing decisions by customers could negatively affect the business and results of operations of National Oilwell and Varco, regardless of whether the merger is ultimately completed. Similarly, current and prospective employees of National Oilwell and Varco may experience uncertainty about their future roles with the companies until after the merger is completed or if the merger is not completed. This may adversely affect the ability of National Oilwell and Varco to attract and retain key management, marketing and technical personnel.

      Furthermore, while the merger agreement is in effect, subject to certain limited exceptions, National Oilwell and Varco are prohibited from soliciting, initiating or encouraging or entering into any extraordinary transactions, such as a merger, sale of assets or other business combination, with any third party, subject to exceptions set forth in the merger agreement. As a result of these limitations, National Oilwell or Varco may lose opportunities to enter into a more favorable transaction. Finally, if the merger is terminated and the National Oilwell or Varco board of directors determines to seek another merger or business combination, we cannot assure you that it will be able to find a transaction providing as much stockholder value as this merger.

National Oilwell and Varco could be required to divest, hold separate or license assets to complete the merger.

      We cannot complete the merger until the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired or is otherwise terminated. As a prerequisite to obtaining the expiration or termination of this waiting period, or to avoid an injunction by the Department of Justice or another governmental entity, whether foreign or domestic, National Oilwell, Varco or both companies may be required to divest, hold separate or license certain assets. Although each of National Oilwell and Varco have agreed to use their reasonable best efforts to obtain the expiration or termination of this waiting period and to obtain any other governmental clearance or approvals under federal, state or foreign antitrust laws, neither National Oilwell nor Varco is required to divest, hold separate or license any of their respective businesses, product lines or assets, take or agree to take any other action or agree to any limitation, that would reasonably be expected to have a material adverse effect on the financial condition, results of operations or prospects of National Oilwell or Varco.

      Divestitures or licensing of assets can be time consuming and may delay completion of the proposed merger. Because there may be a limited number of potential buyers or licensees for the assets subject to divestiture or license and because potential buyers will likely be aware of the circumstances of the sale or license, these assets could be sold or licensed at prices or rates lower than their fair market values or the prices National Oilwell or Varco paid for these assets. Asset divestitures or licenses of National Oilwell’s or Varco’s assets could also significantly reduce the value of the combined company, eliminate potential cost savings opportunities or lessen the anticipated benefits of the merger.

Some of the directors and executive officers of National Oilwell and Varco have interests that differ in several respects from their respective stockholders.

      In considering the recommendation of each of the boards of directors of National Oilwell and Varco to adopt the merger agreement, the stockholders of National Oilwell and Varco should consider that some of their respective directors and executive officers have interests that differ from, or are in addition to, their interests as stockholders of National Oilwell and Varco generally. These interests include the expectation of being elected a director or appointed an officer of the combined company and the benefits that such directors and officers may receive in connection with any acceleration of the vesting of their outstanding options as a result of the merger, and the potential payments that certain officers of Varco and National Oilwell may receive as a result of the merger. As a result, these officers and directors may be more likely to vote to adopt the merger agreement than if they did not hold these interests. You should consider whether these interests may have influenced these officers and directors to support or recommend the merger. For a detailed discussion of the interests of the directors and executive officers of National Oilwell and Varco, please read “The Merger — Interests of Certain Persons in the Merger.”

If National Oilwell or Varco fails to obtain all required consents and waivers, third parties may terminate or alter existing contracts.

      Varco is required to obtain the consent of, and certain waivers from, its lenders under its primary bank credit facility in connection with the merger. If the approvals and waivers are not obtained, the credit facility could be declared in default and the borrowings under the credit facility would become immediately due and payable. As a result, Varco or the combined company must refinance or amend the facility at or before the closing of the merger. If that facility is not refinanced or amended prior to closing, the resulting default would have a material adverse effect on the combined company. In addition, certain other agreements with suppliers, customers, licensors or other business partners may require National Oilwell or Varco to obtain the approval or waiver of these other parties in connection with the merger. National Oilwell and Varco have agreed to use reasonable efforts to secure the necessary approvals and waivers. However, we cannot assure you that National Oilwell and/or Varco will be able to obtain all of the necessary approvals and waivers, and failure to do so could have a material adverse effect on the business of the combined company after the merger.

Risks Related to the Combined Company’s Business

National Oilwell and Varco are dependent upon the oil and gas industry, which may be volatile.

      The oil and gas industry in which National Oilwell and Varco participate historically has experienced significant volatility. Demand for our services and products depends primarily upon the number of oil rigs in operation, the number of oil and gas wells being drilled, the depth and drilling conditions of these wells, the volume of production, the number of well completions and the level of workover activity. Drilling and workover activity can fluctuate significantly in a short period of time, particularly in the United States and Canada. The willingness of oil and gas operators to make capital expenditures to explore for and produce oil and natural gas will continue to be influenced by numerous factors over which we have no control, including:

•	the ability of the members of the Organization of Petroleum Exporting Countries, or OPEC, to maintain price stability through voluntary production limits, the level of production by non-OPEC countries and worldwide demand for oil and gas;

•	level of production from known reserves;

•	cost of exploring for and producing oil and gas;

•	level of drilling activity;

•	worldwide economic activity;

•	national government political requirements;

•	development of alternate energy sources; and

•	environmental regulations.

      If there is a significant reduction in demand for drilling services, in cash flows of drilling contractors or production companies or in drilling or well servicing rig utilization rates, then demand for the products and services of the combined company after the merger will decline.

Volatile oil and gas prices affect demand for our products.

      Oil and gas prices have been volatile since 1990. In general, oil prices approximated $18-22 per barrel from 1991 through 1997, experienced a decline into the low teens in 1998 and 1999, and have generally ranged between $25-45 per barrel since 2000. Spot gas prices generally ranged between $1.80-2.60 per mmbtu of gas from 1991 through 1999, then experienced severe spikes into the $10 range in 2001 and 2003. Absent occasional spikes and dips due to imbalances in supply and demand, prices have generally ranged between $4.00-6.00 per mmbtu during the last two years.

      Expectations for future oil and gas prices cause many shifts in the strategies and expenditure levels of oil and gas companies and drilling contractors, particularly with respect to decisions to purchase major capital equipment of the type we manufacture. Industry activity and our revenues have responded slowly to the higher commodity prices that have existed since the second quarter of 2002, presumably due to concerns that these prices will not continue in the current range. Oil and gas prices, which are determined by the marketplace, may fall below a range that is acceptable to our customers, which could reduce demand for our products.

Competition in our industry could ultimately lead to lower revenues and earnings.

      The oilfield products and services industry is highly competitive. National Oilwell and Varco both compete with national, regional and foreign competitors in each of their current major product lines. These competitors may have greater financial, technical, manufacturing and marketing resources than National Oilwell or Varco, even on a combined basis, and may be in a better competitive position. The following competitive actions can each affect our revenues and earnings:

•	price changes;

•	new product and technology introductions; and

•	improvements in availability and delivery.

      In addition, certain foreign jurisdictions and government-owned petroleum companies located in some of the countries in which National Oilwell and Varco operate have adopted policies or regulations which may give local nationals in these countries competitive advantages over National Oilwell and Varco and which could impact the operations of the combined company after the merger.

      We cannot assure you that the competitive environment in which National Oilwell and Varco operate will not have an adverse effect on the combined company after the merger. Competition in our industry could lead to lower revenues and earnings.

National Oilwell and Varco have each aggressively expanded their businesses, and the combined company intends to maintain an aggressive growth strategy after the merger.

      National Oilwell and Varco have aggressively expanded and grown their businesses during the past several years, primarily through acquisitions. We anticipate that the combined company will continue to pursue an aggressive growth strategy following the merger; however, we cannot assure you that attractive acquisitions will be available to us after the merger, at reasonable prices or at all. In addition, we cannot assure you that we will successfully integrate the operations and assets of any acquired business with our own or that our management will be able to manage effectively the increased size of the combined company or operate any new lines of business. Any inability on the part of management to integrate and manage acquired businesses and their assumed liabilities could adversely affect our business and financial performance. In addition, after the merger, we may need to incur substantial indebtedness to finance future acquisitions. We cannot assure you that we will be able to obtain this financing on terms acceptable to us or at all. Future acquisitions may result in increased depreciation and amortization expense, increased interest expense, increased financial leverage or decreased operating income for the combined company, any of which could cause our business to suffer.

Both National Oilwell’s and Varco’s operating results have fluctuated during recent years and these fluctuations may continue for the combined company after the merger.

      Both National Oilwell and Varco have experienced in the past, and the combined company may experience in the future, fluctuations in quarterly operating results. We cannot assure you that the combined company will realize expected earnings growth or that earnings in any particular quarter will not fall short of either a prior fiscal quarter or investors’ expectations. The following factors, in addition to others not listed, may affect the combined company’s quarterly operating results in the future:

•	fluctuations in the oil and gas industry;

•	competition;

•	the ability to effectively and efficiently integrate the operations and businesses of National Oilwell and Varco;

•	the ability to service the debt obligations of the combined company;

•	the ability to identify strategic acquisitions at reasonable prices;

•	the ability to manage and control operating costs of the combined company;

•	fluctuations in political and economic conditions in the United States and abroad; and

•	the ability to protect National Oilwell’s and Varco’s intellectual property rights.

There are risks associated with National Oilwell’s and Varco’s presence in international markets, including political or economic instability and currency restrictions.

      Approximately 49% of National Oilwell’s revenues and 52% of Varco’s revenues in 2003 were derived from operations outside the United States. National Oilwell’s foreign operations include significant operations in the Middle East, Africa, Southeast Asia, South America and other international markets. Varco has significant foreign operations in the United Kingdom, the Netherlands, Europe, Latin America, Canada, China, Latin America, Europe, the Far East and Singapore. Both companies’ revenues and operations are subject to the risks normally associated with conducting business in foreign countries, including uncertain political and economic environments, which may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. Government-owned petroleum companies located in some of the countries in which National Oilwell or Varco operates have adopted policies, or are subject to governmental policies, giving preference to the purchase of goods and services from companies that are majority-owned by local nationals. As a result of these policies, National Oilwell and Varco rely on joint ventures, license arrangements and other business combinations with local nationals in these countries. In addition, political considerations may disrupt the commercial relationships between National Oilwell and Varco and government-owned petroleum companies. Although neither National Oilwell nor Varco has experienced any significant problems in foreign countries arising from nationalistic policies, political instability, economic instability or currency restrictions, we cannot assure you that these problems will not arise in the future.

An impairment of goodwill could reduce the combined company’s earnings.

      National Oilwell had recorded approximately $592.1 million of goodwill on its consolidated balance sheet as of June 30, 2004. National Oilwell currently expects to record approximately $1,513.0 million of goodwill upon completion of the merger, but that estimate is subject to change based upon the final number of shares of National Oilwell common stock issued at the time of closing and the final valuation of Varco’s identified assets and liabilities. Consequently, following the merger, we expect that approximately $2,105.1 million, representing approximately 37% of the combined company’s consolidated assets on a pro forma as adjusted basis, may be recorded as goodwill. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. Generally accepted accounting principles will require the combined company to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. If the combined company were to determine that any of its remaining balance of goodwill was impaired, it would record an immediate charge to earnings with a corresponding reduction in stockholders’ equity and increase in balance sheet leverage as measured by debt to total capitalization.

We could be adversely affected if we fail to comply with any of the numerous federal, state and local laws, regulations and policies that govern environmental protection, zoning and other matters applicable to our businesses.

      The businesses of National Oilwell and Varco are subject to numerous federal, state and local laws, regulations and policies governing environmental protection, zoning and other matters. These laws and regulations have changed frequently in the past and it is reasonable to expect additional changes in the future. If existing regulatory requirements change, we may be required to make significant unanticipated capital and operating expenditures. We cannot assure you that our operations will continue to comply with future laws and regulations. Governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits for failure to comply with applicable laws and regulations. Under these circumstances, we might be required to reduce or cease operations or conduct site remediation or other corrective action which could adversely impact our operations and financial condition.

Our businesses expose us to potential environmental liability.

      Our businesses expose us to the risk that harmful substances may escape into the environment, which could result in:

•	personal injury or loss of life;

•	severe damage to or destruction of property; or

•	environmental damage and suspension of operations.

      Our current and past activities, as well as the activities of our former divisions and subsidiaries, could result in our facing substantial environmental, regulatory and other liabilities. These could include the costs of cleanup of contaminated sites and site closure obligations. These liabilities could also be imposed on the basis of one or more of the following theories:

•	negligence;

•	strict liability;

•	breach of contract with customers; or

•	as a result of our contractual agreement to indemnify our customers in the normal course of our business, which is normally the case.

We may not have adequate insurance for potential environmental liabilities.

      While National Oilwell and Varco maintain liability insurance, this insurance is subject to coverage limits. In addition, certain policies do not provide coverage for damages resulting from environmental contamination. We face the following risks with respect to our insurance coverage:

•	we may not be able to continue to obtain insurance on commercially reasonable terms;

•	we may be faced with types of liabilities that will not be covered by our insurance;

•	our insurance carriers may not be able to meet their obligations under the policies; or

•	the dollar amount of any liabilities may exceed our policy limits.

      Even a partially uninsured claim, if successful and of significant size, could have a material adverse effect on our consolidated financial statements.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

      This document and the documents incorporated by reference contain various forward-looking statements and information that are based on the beliefs of National Oilwell and Varco, as well as assumptions made by National Oilwell and Varco and information currently available to us. When used in this document, words such as “anticipate,” “project,” “expect,” “plan,” “goal,” “forecast,” “intend,” “could,” “believe,” “may,” and similar expressions and statements regarding our plans and objectives for future operations, are intended to identify forward-looking statements. Forward-looking statements in this document also include:

•	statements relating to the cost savings that National Oilwell and Varco anticipate from the merger;

•	statements with respect to various actions to be taken or requirements to be met in connection with completing the merger or integrating National Oilwell and Varco; and

•	statements relating to revenue, income and operations of the combined company after the merger is completed.

      These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, including those discussed in the “Risk Factors” section of this document, could cause actual results to differ materially from those described in the forward-looking statements:

•	expected cost savings from the merger may not be fully realized or realized within the expected time frame;

•	revenue of the combined company following the transaction may be lower than expected;

•	costs or difficulties related to obtaining regulatory approvals for completing the merger and, following the transaction, to the integration of the businesses of National Oilwell and Varco, may be greater than expected;

•	general economic conditions, either internationally or nationally or in the jurisdictions in which National Oilwell or Varco is doing business, may be less favorable than expected;

•	the potential for rapid and significant changes in technology and their effect on the combined company’s operations;

•	inability to retain key personnel after the merger; and

•	operating, legal and regulatory risks.

      Except for its ongoing obligations to disclose material information as required by the federal securities laws, neither National Oilwell nor Varco has any intention or obligation to update these forward-looking statements after it distributes this document.

      Although we believe that such expectations reflected in such forward-looking statements are reasonable, we cannot give any assurances that such expectations will prove to be correct. Such statements are subject to a variety of risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected or expected.

      You should not put undue reliance on any forward-looking statements. When considering forward-looking statements, please review the risk factors described under “Risk Factors” in this document and incorporated by reference into this document.

THE COMPANIES

National Oilwell’s Business

      This section summarizes information from National Oilwell’s Annual Report on Form 10-K for the year ended December 31, 2003 and its other filings incorporated into this document by reference. For a more detailed discussion of National Oilwell’s business, please read National Oilwell’s Annual Report on Form 10-K for the year ended December 31, 2003 and its other filings incorporated into this document by reference.

Business Segments

      National Oilwell’s business has two reportable segments:

•	Products and Technology; and

•	Distribution Services.

Products and Technology

      National Oilwell’s Products and Technology segment designs and manufactures complete land drilling and workover rigs, as well as drilling related systems on offshore rigs. Technology has increased the desirability of one vendor assuming responsibility for the entire suite of components used in the drilling process, as mechanical and hydraulic components are replaced by or augmented with integrated computerized systems. In addition to traditional components such as drawworks (the hoisting winch used to raise and lower drill pipe), mud pumps (used to circulate drilling fluids), top drives (used to turn drill pipe), derricks, cranes, jacking and mooring systems (used to raise, lower and anchor offshore jackup drilling rigs), and other structural components, National Oilwell provides automated pipehandling, control and electrical power systems. National Oilwell has also developed new technology for drawworks and mud pumps applicable to the highly demanding offshore markets.

      Non-capital revenue sources within our Products and Technology segment include drilling motors and specialized downhole tools that are sold or rented, spare parts and service on the large installed base of our equipment, expendable parts for mud pumps and other equipment, and smaller downhole, progressive cavity and transfer pumps.

Distribution Services

      National Oilwell’s Distribution Services segment provides maintenance, repair and operating supplies and spare parts to drill site and production locations throughout North America and to offshore contractors worldwide. Increasingly, this business also is expanding to locations outside North America, including the Middle East, Southeast Asia, and South America. Using its information technology platforms and processes, National Oilwell can provide complete procurement, inventory management, and logistics services to its customers.

Varco’s Business

      This section summarizes information from Varco’s Annual Report on Form 10-K for the year ended December 31, 2003 and its other filings incorporated into this document by reference. For a more detailed discussion of Varco’s business, please read Varco’s Annual Report on Form 10-K for the year ended December 31, 2003 and its other filings incorporated into this document by reference.

Business Segments

      Varco’s business activities are segregated into four distinct operating segments:

•	the Drilling Equipment group;

•	the Tubular Services group;

•	the Drilling Services group; and

•	the Coiled Tubing & Wireline Products group.

      For information relating to revenues from external customers, operating income and total assets of each segment, please read the financial statements incorporated by reference into this document.

Drilling Equipment Group

      The Drilling Equipment group manufactures and sells integrated systems and equipment for rotating and handling pipe on offshore and land drilling rigs, including conventional drilling rig tools and equipment; pipe handling tools; hoisting and rotary equipment; pressure control and motion compensation equipment; and flow devices. The group also provides after-market service and sales of spare parts for its drilling equipment. The Drilling Equipment group sells directly to drilling contractors, rig fabricators, national oil companies and major and independent oil and gas companies. Demand for its products is strongly dependent upon capital spending plans by oil and gas companies and drilling contractors, and the level of oil and gas well drilling activity.

Tubular Services Group

      Varco’s Tubular Services group provides a variety of tubular services to oil and gas producers, national oil companies, drilling contractors, well-remediation service companies, pipeline operators, and tubular processors, manufacturers and distributors. The Tubular Services group provides inspection and reclamation services for drill pipe, casing, production tubing, sucker rods and line pipe at drilling and workover rig locations, at yards owned by its customers, at steel mills and processing facilities that manufacture tubular goods, and at facilities which it owns. The Tubular Services group also provides for the internal coating of tubular goods. Varco also conducts tubular coating operations through licensees in certain locations. Additionally, Varco designs, manufactures and sells high pressure fiberglass and composite tubulars for use in corrosive applications, and provides in-place inspection of oil, gas and product transmission pipelines through its application of instrumented survey tools which it engineers, manufactures and operates.

Drilling Services Group

      Varco’s Drilling Services group is engaged in the provision of highly-engineered equipment, products and services which separate and manage drill cuttings produced by the drilling process. Drill cuttings are usually contaminated with petroleum or drilling fluids, and must be disposed of in an environmentally sound manner. Additionally, efficient separation of drill cuttings enables the re-use of often costly drilling fluids. The Drilling Services group also rents and sells proprietary drilling rig instrumentation packages and drilling rig control systems which monitor various processes throughout the drilling operation. The group’s Rig Instrumentation packages collect and analyze data through both analog and digital media, enabling rig personnel to maintain safe and efficient drilling operations. The group’s customers for Drilling Services include major and independent oil and gas companies, national oil companies, and drilling contractors. Varco’s Drilling Services group operates in highly competitive markets.

Coiled Tubing & Wireline Products Group

      Varco’s Coiled Tubing & Wireline Products group sells and rents capital equipment, and sells spare parts, repair services and consumables, to oilfield service providers who use Varco’s products to remediate, workover and, to a lesser extent, drill oil and gas wells. Varco also manufactures steel coiled tubing used by well remediation contractors and oil and gas producers. Demand for the group’s Coiled Tubing & Wireline Products is strongly dependent upon the capital spending plans of coiled tubing and wireline service companies, and the general level of well completion and remediation activity.

THE SPECIAL MEETINGS

      This document is being provided to the stockholders of National Oilwell and Varco as part of a solicitation of proxies by each of National Oilwell’s and Varco’s board of directors for use at their respective special meetings. This document provides stockholders of National Oilwell and Varco with the information they need to know to be able to vote or instruct their vote to be cast at their respective special meetings.

Date, Time and Place of Special Meetings

      The special meetings are scheduled to be held as follows:

For National Oilwell stockholders:	For Varco Stockholders:
, 2004, : a.m., C.T.	, 2004, : a.m., C.T.
[Address]	[Address]
Houston, Texas	Houston, Texas

Purpose of the Special Meetings

National Oilwell Special Meeting

      The National Oilwell special meeting of stockholders is being held for the following purposes:

•	To consider and vote on the adoption of the Amended and Restated Agreement and Plan of Merger, effective as of August 11, 2004, between National-Oilwell, Inc., a Delaware corporation, and Varco International, Inc., a Delaware corporation, as amended prior to the special meeting. Adoption of the merger agreement will also constitute approval of the issuance of shares of National Oilwell common stock in the merger and an amendment to National Oilwell’s certificate of incorporation increasing the authorized number of shares of common stock to 500 million, eliminating the class of special voting stock and changing the company’s name to National Oilwell Varco, Inc.;

•	To consider and vote on the approval of the National Oilwell Varco Long-Term Incentive Plan;

•	To consider and vote on any proposal to adjourn the special meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes in favor or the foregoing proposals; and

•	To transact any other business that properly comes before the special meeting or any adjournments or postponements of the special meeting.

Varco Special Meeting

      The Varco special meeting of stockholders is being held for the following purposes:

•	To consider and vote on the adoption of the Amended and Restated Agreement and Plan of Merger, effective as of August 11, 2004, between National-Oilwell, Inc., a Delaware corporation, and Varco International, Inc., a Delaware corporation, as amended prior to the special meeting, pursuant to which Varco will be merged with and into National Oilwell and each outstanding share of Varco common stock will be converted into 0.8363 of a share of National Oilwell common stock;

•	To consider and vote on any proposal to adjourn the special meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes in favor or the foregoing proposal; and

•	To transact any other business that properly comes before the special meeting or any adjournments or postponements of the special meeting.

Recommendation of Boards of Directors

Recommendation of National Oilwell’s Board of Directors

      National Oilwell’s board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of National Oilwell and its stockholders, and has approved the merger agreement and merger.

      National Oilwell’s board of directors has also approved the Long-Term Incentive Plan.

      National Oilwell’s board of directors unanimously recommends that you vote “FOR” the adoption of the merger agreement, “FOR” the approval of the Long-Term Incentive Plan and “FOR” any proposal presented by National Oilwell to approve the adjournment or postponement of the special meeting.

Recommendation of Varco’s Board of Directors

      Varco’s board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Varco and its stockholders, and has approved the merger agreement and merger.

      Varco’s board of directors unanimously recommends that you vote “FOR” the adoption of the merger agreement and “FOR” any proposal presented by Varco to approve the adjournment or postponement of the special meeting.

Record Date; Stockholders Entitled to Vote; Quorum

National Oilwell

      Only holders of record of National Oilwell common stock at the close of business on                     , 2004, the record date for National Oilwell’s special meeting, are entitled to notice of and to vote at National Oilwell’s special meeting. At the close of business on the record date,                      shares of National Oilwell common stock were issued and outstanding and held by                     holders of record. Holders of record of National Oilwell common stock on the record date are entitled to one vote per share at the special meeting on each proposal. National Oilwell will keep at its offices in Houston, Texas a list of stockholders entitled to vote at the meeting for inspection for any purpose relevant to the special meeting during normal business hours for a period of 10 days before the special meeting.

      A quorum is necessary to hold a valid special meeting. A quorum will be present at National Oilwell’s special meeting if the holders of a majority of the shares of National Oilwell common stock outstanding and entitled to vote on the record date are present, in person or by proxy. If a quorum is not present at the special meeting, we expect that the special meeting will be adjourned to solicit additional proxies. Abstentions and broker “non-votes” count as present for establishing a quorum for the transaction of all business.

Varco

      Only holders of record of Varco common stock at the close of business on                     , 2004, the record date for Varco’s special meeting, are entitled to notice of and to vote at Varco’s special meeting. At the close of business on the record date,                      shares of Varco common stock were issued and outstanding and held by                     holders of record. Holders of record of Varco common stock on the record date are entitled to one vote per share at the special meeting on each proposal. A list of Varco stockholders will be available for review for any purpose germane to the special meeting at Varco’s executive offices and principal place of business during regular business hours for a period of ten days before the special meeting.

      A quorum is necessary to hold a valid special meeting. A quorum will be present at Varco’s special meeting if the holders of a majority of the shares of Varco common stock outstanding and entitled to vote on the record date are present, in person or by proxy. If a quorum is not present at the special meeting, we expect that the special meeting will be adjourned to solicit additional proxies. Abstentions and broker “non-votes” count as present for establishing a quorum for the transaction of all business.

Vote Required

National Oilwell

      The adoption of the merger agreement requires the affirmative vote of the holders of a majority of the shares of National Oilwell common stock outstanding and entitled to vote at the special meeting either in person or by proxy. The affirmative vote of at least a majority of the votes cast at the special meeting is required to approve and adopt the Long-Term Incentive Plan, provided the total votes cast represent over 50% of the outstanding National Oilwell shares entitled to vote on the proposal. The approval of any proposal presented by National Oilwell’s management to adjourn or postpone the special meeting requires the affirmative vote of holders of a majority of the shares of National Oilwell common stock represented at the special meeting, in person or by proxy, and entitled to vote at the special meeting.

      As of the record date for National Oilwell’s special meeting, the directors and executive officers of National Oilwell as a group owned and were entitled to vote approximately 1.6 million shares of National Oilwell common stock, or approximately 2% of the outstanding shares of National Oilwell common stock on that date.

Varco

      The adoption of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Varco common stock outstanding and entitled to vote at the special meeting either in person or by proxy. The approval of any proposal presented by Varco’s management to adjourn or postpone the special meeting requires the affirmative vote of holders of a majority of the shares of Varco common stock represented at the special meeting, in person or by proxy, and entitled to vote at the special meeting.

      As of the record date for Varco’s special meeting, the directors and executive officers of Varco as a group owned and were entitled to vote approximately                      shares of Varco common stock, or approximately      % of the outstanding shares of Varco common stock on that date.

Voting at the Special Meetings

      Whether or not you plan to attend your company’s special meeting, please vote your shares. If your shares are held in your name, you may vote in person at the special meeting or by proxy.

Voting in Person

      If you plan to attend your company’s special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name,” which means your shares are held of record by a broker, bank or other nominee, and you wish to vote at the special meeting, you must bring to the special meeting a proxy from the record holder (your broker, bank or nominee) of the shares authorizing you to vote at the special meeting.

Voting by Proxy

      You should vote your proxy even if you plan to attend your company’s special meeting. You can always change your vote at the special meeting.

      Vote by Mail. National Oilwell and Varco stockholders of record may submit their proxies through the mail by completing their proxy card, and signing, dating and returning it in the enclosed, pre-addressed, postage-paid envelope. To be valid, a returned proxy card must be signed and dated. If you hold your shares of National Oilwell or Varco common stock in street name, you will receive instructions from your broker, bank or other nominee that you must follow in order to vote your shares.

      Vote by Telephone or Internet. If your shares of National Oilwell common stock are registered directly with American Stock Transfer & Trust Company, you may vote those shares either via the Internet or by calling American Stock Transfer & Trust Company. If your shares of Varco common stock are registered directly with Mellon Investor Services LLC, you may vote those shares either via the Internet or by calling Mellon Investor Services LLC.

      Specific instructions for voting via the Internet or telephone are set forth on the enclosed proxy card. The Internet and telephone voting procedures for both companies are designed to authenticate the stockholder’s identity and to allow stockholders to vote their shares and confirm that their instructions have been properly recorded. The Internet and telephone voting facilities will close at 11:59 p.m. E.S.T. on                     , 2004.

      If your shares are registered in the name of a broker, bank or nominee, you may be eligible to vote your shares electronically over the Internet or by telephone. A large number of brokers and banks are participating in the ADP Investor Communication Services online program. This program provides eligible stockholders who receive a paper copy of this document the opportunity to vote via the Internet or by telephone. If your broker, bank or nominee is participating in ADP’s program, your voting form will provide instructions. If your voting form does not reference Internet or telephone information, please complete and return the paper proxy in the self-addressed, postage prepaid envelope provided.

      If you vote via the Internet or by telephone, you should be aware that you may incur costs such as usage charges from telephone companies or Internet service providers, and that you must bear these costs. If you vote by Internet or telephone, you need not return a proxy card by mail.

How Proxies are Counted

      All shares represented by properly executed proxies received in time for the special meetings will be voted at the appropriate special meeting in the manner specified by the stockholders giving those proxies. Properly executed proxies that do not contain voting instructions will be voted “FOR” the adoption of the merger agreement, “FOR” any proposal to approve the adjournment or postponement of the special meeting, and “FOR,” in the case of the National Oilwell special meeting, the approval of the Long-Term Incentive Plan.

      Only shares affirmatively voted for a proposal, and properly executed proxies that do not contain voting instructions, will be counted as favorable votes for the proposals. Shares of common stock of National Oilwell or Varco held by persons attending that company’s special meeting but not voting, and shares of National Oilwell or Varco common stock for which National Oilwell or Varco received proxies but with respect to which holders of those shares have abstained from voting, will have the same effect as votes against the adoption of the merger agreement.

      For the proposal to approve the adjournment or postponement of the special meeting, abstentions will count as a vote against and shares held by persons not represented at the meeting in person or by proxy will have no effect.

      In the case of the National Oilwell special meeting, a failure to vote on the proposal to approve the Long-Term Incentive Plan will not count as a vote for or against the proposal but could affect whether sufficient votes have been cast on the proposal under the rules of the NYSE. In addition, shares of National Oilwell common stock for which National Oilwell receives proxies but where holders abstain from voting will count as a vote against the proposal to approve the Long-Term Incentive Plan.

      A broker “non-vote” occurs when a nominee holding shares for a beneficial owner has not received instructions from the beneficial owner and does not have discretionary authority to vote the shares. Shares represented by proxies that reflect a broker “non-vote” will be counted for purposes of determining whether a quorum exists, and those proxies will have the same effect as votes against the adoption of the merger agreement, but will have no effect on any proposal to adjourn or postpone either company’s meeting. With respect to the proposal to approve the Long-Term Incentive Plan at the National Oilwell special meeting, broker “non-votes” will not be counted as votes cast and this may affect whether total votes cast represent over 50% of National Oilwell’s outstanding securities entitled to vote on the proposal.

Revocation of Proxies

      Submitting a proxy on the enclosed form does not preclude you from voting in person at the special meeting. A stockholder of record may revoke a proxy at any time before it is voted by:

•	filing with the corporate secretary of that company, at or before the company’s special meeting, a duly executed revocation of proxy bearing a date later than the proxy;

•	submitting a duly executed proxy to the corporate secretary of that company with a date later than the proxy; or

•	appearing at the special meeting and voting in person.

      A stockholder of record may revoke a proxy by any of these methods, regardless of the method used to deliver the stockholder’s previous proxy. Attendance at the special meeting without voting will not itself revoke a proxy.

      Written notices of revocation and other communications with respect to the revocation of proxies should be addressed:

For National Oilwell proxies, to: National-Oilwell, Inc. 10000 Richmond Houston, Texas 77042 Attention: Corporate Secretary	For Varco proxies, to: Varco International, Inc. 2000 W. Sam Houston Parkway South Suite 1700 Houston, Texas 77042 Attention: Corporate Secretary

      Please note that if your shares are held of record by a broker, bank or other nominee, and you decide to attend and vote at the special meeting, your vote in person at the special meeting will not be effective unless you have obtained and present a proxy issued in your name from the record holder, your broker. If your shares are held in the name of a broker, bank or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other record holder.

Adjournments; Other Business

      Adjournments may be made for the purpose of, among other things, soliciting additional proxies. An adjournment of a National Oilwell or Varco special meeting may be made from time to time by approval of the holders of shares representing a majority of the votes present in person or by proxy at the special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the special meeting of the date, time and place at which the meeting will be reconvened. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting. At the National Oilwell and Varco special meetings, no proxy voted against the proposal to adopt the merger agreement will be voted in favor of any adjournment unless it is specifically marked “FOR” a proposal presented by National Oilwell or Varco to adjourn or postpone its special meeting. Neither National Oilwell nor Varco currently intends to seek an adjournment of its respective special meeting.

      Neither National Oilwell nor Varco expects that any matter other than the proposal to adopt the merger agreement or the proposal relating to adjournment or postponement of the Varco special meeting, or, in the case of the National Oilwell special meeting, the proposal relating to the approval of the Long-Term Incentive Plan will be brought before the special meeting. If, however, other matters are properly presented at the special meeting of National Oilwell or Varco, the persons named as proxies will vote in accordance with their best judgment with respect to those matters.

Solicitation of Proxies

      National Oilwell and Varco are soliciting proxies for each of their special meetings from their respective stockholders. Each of National Oilwell and Varco will pay its own cost of soliciting proxies, including the cost of mailing this proxy statement, from its stockholders. In addition to solicitation by use of the mails, proxies may be solicited by each company’s directors, officers and employees in person or by telephone or other means of communication. These persons will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with this solicitation. In addition, National Oilwell has retained the services of InvestorCom, Inc. to assist in the solicitation of proxies for an estimated fee of $6,500, plus reimbursement of out-of-pocket expenses. Varco has retained the services of Morrow & Co., Inc. to assist in the solicitation of proxies for an estimated fee of $5,000, plus reimbursement of out-of-pocket expenses. National Oilwell and Varco will make arrangements with brokerage houses, custodians, nominees and fiduciaries to forward proxy solicitation materials to beneficial owners of shares held of record by them. National Oilwell and Varco will also reimburse these brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding the proxy materials.

Assistance

      If you need assistance in completing your proxy card or have questions, please contact:

For the National Oilwell special meeting:	For the Varco special meeting:
National-Oilwell, Inc., 10000 Richmond Avenue Houston, Texas 77042-4200, (713) 346-7500 Attention: Investor Relations or	Varco International,Inc., 2000 W. Sam Houston Parkway South, Suite 1700, Houston, Texas 77042, (281) 953-2200, Attention: Investor Relations
or
InvestorCom, Inc. 110 Wall Street New York, New York 10005 (800) 503-3375
Morrow & Co., Inc.
445 Park Avenue, 5th Floor
New York, NY 10022
E-mail: varco.info@morrowco.com
Call Collect (212) 754-8000
Banks and Brokerage Firms, Please Call: (800) 654-2468
Stockholders Please Call: (800) 607-0088

THE MERGER

Background of the Merger

      The management of each of National Oilwell and Varco continually reviews its company’s respective position in light of the changing competitive environment of the oilfield services industry with the objective of determining what strategic alternatives are available to enhance stockholder value. While each of the companies believes that it has positive future prospects on a stand-alone basis, from time to time, the management of each of National Oilwell and Varco has had conversations with other companies to explore opportunities to improve the position of National Oilwell and Varco, respectively, including potential acquisitions or dispositions of assets, joint ventures or other strategic transactions.

      In addition, National Oilwell and Varco management have periodically discussed over the past seven years the possibility of combining the companies. Each company has also periodically been approached by investment banking firms suggesting the possibility of such a combination. These discussions generally involved broad conceptual aspects of a merger.

      During the early part of 2004, Varco’s management met several times with representatives of Citigroup to discuss the potential strategic and financial benefits of pursuing a merger with National Oilwell. On May 19, 2004, representatives of Citigroup, at the request of Varco’s management, contacted members of National Oilwell’s management to discuss preliminary aspects of a potential merger and to suggest a meeting between the respective managements. On May 20, 2004, Merrill A. Miller, Jr., the chief executive officer of National Oilwell, and John F. Lauletta, the chief executive officer of Varco, discussed a possible strategic combination of the two companies and agreed to meet again in early June with other members of the respective management teams to further consider the benefits of a combination and to exchange information about recent and projected financial results of their respective companies.

      On June 4, 2004, National Oilwell management contacted representatives of Goldman Sachs to discuss a potential merger with Varco.

      On June 10, 2004, members of National Oilwell’s and Varco’s management teams met to discuss a potential strategic business combination transaction. At the meeting, National Oilwell and Varco provided the other party with an overview of its operations.

      On June 11, 2004, members of National Oilwell’s and Varco’s management teams again met to discuss a potential strategic business combination transaction, including the pre-tax cost saving benefits that might result from such a transaction.

      On June 22, 2004, members of National Oilwell’s and Varco’s management teams again met to discuss the potential strategic business combination transaction. At the meeting, National Oilwell and Varco discussed past and prospective operations and financial results of their respective company and further discussed the potential pre-tax costs savings that could be achieved by a business combination of the companies.

      On July 8, 2004, members of National Oilwell’s management team and representatives from Goldman Sachs met with members of Varco’s management and representatives from Citigroup in the first of a series of meetings regarding the potential strategic business combination transaction. These meetings continued on July 9, July 13, and July 14, 2004 and were primarily focused on a thorough understanding of the respective businesses, and generating a general consensus of the pre-tax savings and benefits that could be reasonably expected from a business combination.

      In order to further explore a transaction and in contemplation of the possible exchange of material non-public information between the parties, National Oilwell and Varco entered into a confidentiality agreement dated July 13, 2004.

      On July 21, 2004, members of National Oilwell’s and Varco’s management teams met for the primary purpose of reviewing preliminary operating results for the second quarter of 2004 for each company.

      Despite the lack of agreement regarding significant terms of a possible transaction, on July 23, 2004, Varco’s legal counsel delivered to National Oilwell a proposed form of merger agreement to facilitate the discussion of various ancillary terms of a possible transaction.

      On July 27, 2004, management of National Oilwell and Varco met, along with their respective financial advisors, to discuss the financial structure of a possible transaction.

      Between July 27 and August 11, 2004, Messrs. Miller and Lauletta and National Oilwell’s and Varco’s representatives and advisors had numerous conversations relating to the terms of the potential strategic business combination transaction, including, among other things, the strategic advantages of such a transaction, the relative value and contribution of each company in such a transaction, the structure of a potential transaction, the terms of the merger agreement and the composition of the board of directors and management team of the combined company.

      On July 28, 2004, Varco’s board of directors held a special meeting at which it was briefed on discussions between National Oilwell and Varco regarding a potential strategic business combination. During the meeting, Mr. Lauletta informed the board of directors that the transaction being discussed was a merger of equals whereby Varco stockholders would hold approximately 50% of the capital stock of the combined company. In addition, James F. Maroney, Varco’s Vice President, General Counsel and Secretary, advised the board of directors of its fiduciary obligations when considering a strategic business combination with National Oilwell. At the conclusion of the meeting, Varco’s board of directors authorized management to continue discussions with National Oilwell regarding a strategic business combination.

      On August 2, 2004, members of the management of National Oilwell and Varco and their respective advisors met to discuss possible exchange ratios should a merger be advisable.

      After a series of separate internal meetings and teleconferences between the parties, another meeting was held by Messrs. Miller and Lauletta and their respective advisors on August 4, 2004 to discuss a proposed structure that would be presented to each company’s board of directors for consideration. At that meeting, Mr. Miller informed Mr. Lauletta that National Oilwell would only be interested in pursuing a transaction if the stockholders of National Oilwell would hold at least 51% of the capital stock of the combined company on a fully diluted basis.

      On August 5, 2004, the board of directors of National Oilwell held a special meeting along with management and representatives of Goldman Sachs to consider the potential combination and review the proposed terms. Prior to the meeting, the directors received materials used in discussions between management and Goldman Sachs. All of the directors of National Oilwell were present at the meeting or in attendance by teleconference. At the meeting:

•	National Oilwell’s management discussed the history of merger negotiations with Varco;

•	National Oilwell’s management discussed the strategic benefits of a combination of Varco and National Oilwell;

•	National Oilwell’s management discussed the progress of the current negotiations with Varco, including discussions related to the relative ownership of the combined company and discussions related to the potential designation of personnel for various executive officer positions;

•	National Oilwell’s management reviewed the progress made by management in due diligence and answered the board of director’s questions related to Varco;

•	National Oilwell’s board of directors considered the proposed transaction on the basis of an ownership structure in which the current stockholders of National Oilwell would own approximately 51% and Varco stockholders would own approximately 49% of the combined company on a fully diluted basis; and

•	Representatives of Goldman Sachs provided certain financial analyses of National Oilwell, Varco and the combined company.

At the end of the meeting the board of directors unanimously authorized management to continue discussions regarding a potential combination on terms similar to those discussed.

      On August 5, 2004, Varco’s board of directors held a special meeting to review the potential strategic business combination transaction with National Oilwell. Prior to the meeting, the board of directors was provided materials prepared by management and Citigroup, along with financial statements filed by National Oilwell with the SEC and other publicly available information concerning National Oilwell. At the meeting:

•	Varco’s management reviewed the status of the negotiations of the proposed transaction, indicating that the parties had not reached agreement on significant issues, including the relative ownership of the combined company by each company’s stockholders and the composition of the board of directors and management of the combined company;

•	Varco’s management reviewed with the board of directors the strategic rationale for, and the potential risks and benefits of, the potential business combination with National Oilwell and discussed various financial measures relating to the transaction and strategic alternatives to the transaction;

•	Varco’s management also updated the board of directors on the results of Varco’s due diligence review of National Oilwell;

•	Mr. Lauletta informed the board of directors that the transaction being discussed was a merger of equals whereby Varco stockholders would hold 49% of the capital stock of the combined entity on a fully diluted basis; and

•	Representatives of Citigroup provided certain financial analyses of National Oilwell, Varco and the combined company.

At the conclusion of the meeting, Varco’s board of directors authorized management to continue discussions with National Oilwell regarding a strategic business combination.

      From August 5, 2004 through August 11, 2004, representatives and legal advisors to National Oilwell and Varco engaged in extensive negotiations regarding the terms of the merger agreement. Also during this period, the parties conducted extensive due diligence review of the other party, including conducting due diligence meetings between representatives and advisors of each company.

      On August 11, 2004, the board of directors of National Oilwell held a special meeting to consider adoption of the merger agreement and the strategic business combination transaction between National Oilwell and Varco. Prior to the meeting, the board of directors was provided with a substantially final draft of the merger agreement and other materials related to the proposed transaction. At the meeting:

•	National Oilwell management updated the board of directors on the terms of the proposed transaction, as well as the final results of National Oilwell’s due diligence review of Varco;

•	Representatives of Vinson & Elkins L.L.P. reviewed the terms of the proposed merger agreement, advised the board of directors of its fiduciary obligations when considering a strategic business combination with Varco and discussed with the board of directors the potential conflicts of interest of management and directors in the transaction;

•	Goldman Sachs rendered its oral opinion, subsequently confirmed by delivery of its written opinion dated August 11, 2004, that as of such date, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to National Oilwell (see “— Opinions of Financial Advisors — Opinion of Goldman, Sachs & Co.”); and

•	The board of directors and management of National Oilwell discussed the financial and strategic benefits of the proposed business combination, the potential synergies resulting from the proposed business combination, costs and challenges of integrating the businesses of National Oilwell and

Varco, the regulatory approvals necessary to complete the merger, tax considerations related to the business combination, and the risks associated with not completing the proposed business combination and the financial impact on National Oilwell in such event.

Each of the National Oilwell directors were present at the meeting or participated by teleconference, and, following the presentations and discussion, the directors unanimously approved the proposed combination and the merger agreement.

      On August 11, 2004, Varco’s board of directors held a special meeting to consider approval of the merger agreement and the strategic business combination transaction between National Oilwell and Varco. Prior to the meeting, the board of directors was provided with a substantially final draft of the merger agreement, a summary of the terms of the merger agreement and certain financial analyses relating to the potential transaction. At the meeting:

•	Varco management updated the board of directors on the terms of the proposed transaction, as well as the final results of Varco’s due diligence review of National Oilwell;

•	Representatives of Latham & Watkins LLP reviewed the terms of the proposed merger agreement, advised the board of directors of its fiduciary obligations when considering a strategic business combination with National Oilwell and informed the board of directors of potential conflicts of interest of management and directors in the transaction; and

•	Citigroup delivered its oral opinion, which was confirmed by a written opinion dated August 11, 2004, that as of such date and based upon and subject to various assumptions made, matters considered and limitations described in the opinion, the exchange ratio of 0.8363 of a share of National Oilwell common stock for each share of Varco common stock in the merger was fair, from a financial point of view, to the Varco stockholders. See “— Opinions of Financial Advisors — Opinion of Citigroup Global Markets Inc.”

      Following discussions, Varco’s board of directors unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement, and resolved to recommend that Varco’s stockholders vote to adopt the merger agreement.

      On August 11, 2004, the merger agreement was executed and delivered on behalf of both companies, and, on August 12, 2004, the parties issued a joint press release announcing the execution of the merger agreement prior to the opening of the New York Stock Exchange where the common stock of both companies is listed.

      On September 13, 2004, in light of the adoption of the merger agreement, the National Oilwell board also determined it was in the best interests of National Oilwell and its stockholders to adopt a new long-term incentive plan subject to completion of the merger, which was adopted by unanimous written consent.

      In addition, on September 13, 2004, the board of directors of National Oilwell and Varco each approved by unanimous written consent an amendment and restatement of the merger agreement to provide for (i) an amendment to the Amended and Restated Certificate of Incorporation to eliminate the class of special voting stock of National Oilwell, and (ii) an acknowledgment of the adoption of the National Oilwell Varco Long-Term Incentive Plan.

Recommendation of the Board of Directors of National Oilwell and Reasons for the Merger

      The National Oilwell board believes that the merger will provide substantial strategic and financial benefits to the stockholders of National Oilwell and that the merger will allow National Oilwell and Varco to combine their resources to enhance their ability to provide oil field products and services. The National Oilwell board of directors has unanimously approved the merger agreement and, in connection therewith, the amendment of its certificate of incorporation to increase the number of authorized shares of common stock to 500 million, to eliminate the class of special voting stock, and to change the name of the surviving corporation to National Oilwell Varco, Inc., and the National Oilwell board of directors recommends that National Oilwell stockholders vote “FOR” adoption of the merger agreement. In reaching its determination, the National Oilwell board consulted with National Oilwell’s management, as well as its financial and legal advisors, and considered a variety of factors, a number of which are summarized below:

•	Strengthened Strategic Position. The National Oilwell board of directors considered that the merger would create a combined company that has the benefits of increased size, an expanded customer base, a more diversified product and service offerings, increased geographic presence, and greater research and development capabilities to develop new product and service offerings. The National Oilwell board of directors considered the potential benefits to the customers of the combined company resulting from its more diversified product and service offerings and increased geographical presence.

•	Synergies. The National Oilwell board of directors reviewed the complementary nature of the businesses of National Oilwell and Varco and the opportunity for significant cost savings. The National Oilwell board of directors noted that, although no assurances can be given that any particular level of synergies will be achieved, National Oilwell’s management anticipates annualized pre-tax cost savings and operating synergies of $40 million to $50 million will be achieved by the end of 2005.

•	Integration of Operations. The National Oilwell board of directors considered the fact that the combination of the businesses of National Oilwell and Varco would be challenging, time consuming and costly. However, based on consultations between management of National Oilwell and management of Varco, the National Oilwell board of directors determined that the operations of National Oilwell and Varco could be integrated in an efficient manner.

•	Merger Consideration. The National Oilwell board of directors believes that the merger consideration is fair to the National Oilwell stockholders in this strategic merger of equals transaction. In reaching this determination, the National Oilwell board of directors considered, among other things, the following:

•	current industry, market and economic conditions;

•	Varco’s business, financial condition, results of operations, assets, management, competitive position, operating performance, trading performance and prospects;

•	National Oilwell’s business, financial condition, results of operations, assets, management, competitive position, operating performance, trading performance and prospects;

•	the financial condition of the combined company after the merger, including its market capitalization, revenues, profits and earnings per share;

•	the fixed nature of the exchange ratio;

•	the retention by the National Oilwell stockholders of stock representing 51% of the fully diluted shares of the combined company following the completion of the merger;

•	the market price of Varco common stock over the last several years;

•	the market price of National Oilwell common stock over the last several years;

•	the current and historical market prices of National Oilwell common stock and Varco common stock relative to the exchange ratio;

•	the potential effect of the public announcement of the merger on the market price of the Varco and National Oilwell common stock;

•	the expected synergies expected to be realized from the combination of the two businesses; and

•	the expected accretion to cash earnings per share in 2005 to the National Oilwell stockholders, assuming that the combined company realizes the cost savings expected to result from the business combination by the end of 2005.

•	Opinion of Financial Advisor. The National Oilwell board of directors considered the opinion of Goldman Sachs discussed under the heading “Opinion of Goldman, Sachs & Co. — Financial Advisor to National Oilwell”.

•	Terms of the Merger Agreement. The National Oilwell board of directors, with the assistance of counsel, considered the terms and conditions of the merger agreement, including:

•	the composition of the board of directors and the executive management personnel of the combined company following the completion of the merger;

•	provisions restricting the conduct of business by National Oilwell between signing of the merger agreement and the closing of the merger, which provided sufficient operating flexibility for National Oilwell to conduct its business in the ordinary course;

•	the fact that National Oilwell cannot solicit competing third-party proposals and must pay to Varco a termination fee if the merger agreement is terminated under certain circumstances, which could deter others from proposing an alternative transaction that may be more advantageous to National Oilwell stockholders but would not preclude bona fide alternative proposals;

•	the fact that Varco cannot solicit competing third-party proposals and must pay to National Oilwell a termination fee if the merger agreement is terminated under certain circumstances;

•	National Oilwell’s ability to furnish information to and conduct negotiations with a third party, and to terminate the merger agreement, if a third party makes a superior proposal for a business combination or acquisition; and

•	the closing conditions, including the condition that the merger agreement is subject to the adoption of National Oilwell stockholders and, if a higher offer were to be made prior to the completion of the merger, National Oilwell stockholders would be free to reject the merger with Varco.

•	Closing and Regulatory Matters. The National Oilwell board of directors determined that the merger would likely be completed, including receipt of the regulatory approvals necessary to complete the merger.

•	Larger Capitalization, Increased Liquidity and Potentially Lower Cost of Capital. The National Oilwell board of directors considered that the market capitalization of the combined company would be substantially larger than National Oilwell’s current market capitalization, which should provide National Oilwell stockholders with increased liquidity and provide the combined company with potentially lower cost of capital from future equity and debt transactions.

      In addition, the National Oilwell board of directors also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including:

•	the risk that, despite the efforts of National Oilwell and Varco, the combined company may lose key personnel either before or after the closing of the merger;

•	the risk that a significant number of National Oilwell’s and Varco’s customers and suppliers might cease doing business with the combined company;

•	the difficulty of managing operations in the different geographic locations in which National Oilwell and Varco operate;

•	the risk that the potential benefits of the merger might not be fully realized;

•	the fact that if the merger does not close, National Oilwell will have incurred significant expenses during the pendency of the merger;

•	the risk that, while the merger is expected to be completed, there can be no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied and, as a result, it is possible that the merger may not be completed even if approved by National Oilwell stockholders and it is possible that the merger may be unduly delayed;

•	The risk that regulatory agencies might prevent the merger or, in granting consent to the merger, might impose requirements that would force the companies to take actions that would reduce the benefits described above;

•	the interests that certain of National Oilwell’s directors and executive officers may have in the merger that are, or may be, different from, or in addition to, those of National Oilwell stockholders generally; and

•	the various other risks associated with the merger and the businesses of National Oilwell, Varco and the combined company described in the section entitled “Risks Relating the Merger” and in the documents incorporated by reference into this document.

      The National Oilwell board of directors concluded, however, that the potentially negative factors could be managed or mitigated by National Oilwell or were unlikely to have a material impact on the completion of the merger or on National Oilwell, and that, overall, the potentially negative factors associated with the merger were outweighed by the benefits of the merger.

      The above discussion of the factors considered by the National Oilwell board of directors is not intended to be exhaustive, but does set forth the principal factors considered by the board of directors. The National Oilwell board of directors reached the conclusion to approve the merger agreement in light of the various factors described above and other factors that each member of the board of directors felt were appropriate. In view of the wide variety of factors considered by the National Oilwell board of directors in connection with its evaluation of the merger and the complexity of these matters, the board of directors did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the National Oilwell board of directors made its recommendation based on the totality of information presented to, and the investigation conducted by, the board of directors. In considering the factors discussed above, individual directors may have given different weight to different factors.

Recommendation of the Board of Directors of Varco and Reasons for the Merger

      The Varco board of directors believes that the merger will provide substantial strategic and financial benefits to the stockholders of Varco, and that the combination will create a stronger oilfield services company that is capable of creating more stockholder value than Varco could achieve on its own. Varco also believes that the combination of Varco and National Oilwell will allow Varco stockholders to participate in a larger, more diversified company that will accelerate both companies’ strategies to develop, enhance and commercialize products and services. The Varco board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement and recommends that Varco stockholders vote “FOR” adoption of the merger agreement.

      In reaching its decision to approve the merger agreement and the merger, the Varco board of directors consulted with senior members of Varco’s management team regarding the strategic and operational aspects of the merger and the results of the due diligence efforts undertaken by management and Varco’s advisors. In addition, the Varco board of directors discussed with senior members of Varco’s management and representatives of Citigroup the past and current business operations, financial condition and future prospects of National Oilwell. The Varco board of directors considered the opinion of Citigroup discussed under the heading “Opinion of Citigroup Global Markets Inc. — Financial Advisor to Varco.” The Varco board of directors also consulted representatives of Latham & Watkins LLP regarding the terms of the merger agreement. Varco retained additional advisors to advise the company as to certain legal, accounting and tax matters.

      In reaching its decision to approve the merger agreement and the merger, the Varco board of directors considered a variety of factors, a number of which are summarized below:

•	Strengthened Strategic Position. The Varco board of directors considered that the merger would create a combined company that is a leader in the oilfield services industry, with the benefits of increased size, diversified product and service offerings and an expanded customer base.

•	Positioned for Long-Term Growth. The Varco board of directors considered that the merger with National Oilwell would create a combined company with the prospects of accelerating Varco’s revenue and earnings growth, including the belief that the transaction will be accretive to earnings and cash flow per share for stockholders of both companies in 2005.

•	Strategic Alternatives. The Varco board of directors reviewed strategic alternatives to the merger with National Oilwell and determined that National Oilwell was a strategic fit and presented a unique opportunity to enhance and expand Varco’s business, product and service offerings, and position for future growth.

•	Synergies. The Varco board of directors reviewed the complementary nature of the businesses of Varco and National Oilwell and the opportunity for significant cost savings. The Varco board of directors noted that, although no assurances can be given that any particular level of synergies will be achieved, Varco’s management expects that annualized pre-tax cost savings and operating synergies of $40 million to $50 million will be achieved by the end of 2005.

•	Integration of Operations. The Varco board of directors considered the fact that the combination of the businesses of Varco and National Oilwell would be challenging, time consuming and costly. However, after consultation with Varco’s management, the Varco board of directors determined that the operations of Varco and National Oilwell could be integrated in an efficient manner.

•	Attractive Financial Terms. The Varco board of directors believes that, along with the strategic benefits associated with the merger, the merger consideration values Varco at a financially attractive level and appropriately compensates Varco stockholders in a merger of equals transaction. In reaching this determination, the Varco board of directors considered, among other things, the following:

•	current industry, market and economic conditions;

•	Varco’s business, financial condition, results of operations, assets, management, competitive position, operating performance, trading performance and prospects, including Varco’s prospects if it were to continue as a separate company;

•	National Oilwell’s business, financial condition, results of operations, assets, management, competitive position, operating performance, trading performance and prospects;

•	the financial condition of the combined company after the merger, including its market capitalization, revenues, profits and earnings per share;

•	the fixed nature of the exchange ratio;

•	the market price of Varco common stock over the last several years and the potential for an increase or decrease in the market price of Varco common stock in the future;

•	the market price of National Oilwell common stock over the last several years;

•	the current and historical market prices of Varco common stock relative to the exchange ratio, including the fact that the exchange ratio represents a premium of 10.2% over the closing price of Varco common stock on August 10, 2004, the last trading day prior to the date of the merger agreement, and a premium of 14.9% over the average closing price of Varco common stock over the last 30 trading days prior to announcing the merger; and

•	the effect of the public announcement of the merger on the market price of the Varco and National Oilwell common stock.

•	Opinion of Financial Advisor. The Varco board of directors considered the opinion of Citigroup discussed under the heading “Opinion of Citigroup Global Markets Inc. — Financial Advisor to Varco”.

•	Tax Treatment. The Varco board of directors considered the expected qualification of the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, resulting in the Varco stockholders not recognizing any gain or loss for federal income tax purposes when they exchange their shares of Varco common stock for National Oilwell common stock in the merger, other than in connection with any cash received in lieu of fractional shares of National Oilwell common stock.

•	Terms of the Merger Agreement. The Varco board of directors, with the assistance of counsel, considered the terms and conditions of the merger agreement, including:

•	provisions restricting the conduct of business by Varco between signing of the merger agreement and the closing of the merger, which provide sufficient operating flexibility for Varco to conduct its business in the ordinary course;

•	the fact that Varco cannot solicit competing third-party proposals and must pay to National Oilwell a termination fee if the merger agreement is terminated under certain circumstances, which could deter others from proposing an alternative transaction that may be more advantageous to Varco stockholders but would not preclude bona fide alternative proposals;

•	Varco’s ability to furnish information to and conduct negotiations with a third party, and to terminate the merger agreement, if a third party makes a superior proposal for a business combination or acquisition; and

•	the closing conditions, including the condition that the merger is subject to the approval of Varco stockholders and, if a higher offer were to be made prior to the completion of the merger, Varco stockholders would be free to reject the merger with National Oilwell.

•	Closing and Regulatory Matters. The Varco board of directors determined that the merger would likely be completed, including receipt of the regulatory approvals necessary to complete the merger.

•	Larger Capitalization and Increased Liquidity. The Varco board of directors considered that the market capitalization of the combined company would be substantially larger than Varco’s current market capitalization, which should provide Varco stockholders with increased liquidity.

      In addition, the Varco board of directors also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including:

•	the risk that, despite the Varco’s and National Oilwell’s efforts after the closing of the merger, the combined company may lose key personnel;

•	the risk that a significant number of Varco’s and National Oilwell’s customers and suppliers might cease doing business with the combined company;

•	the difficulty of managing operations in the different geographic locations in which Varco and National Oilwell operate;

•	the risk that the potential benefits of the merger might not be fully realized;

•	the fact that if the merger does not close, Varco will have incurred significant expenses and its employees will have expended extensive efforts to attempt to complete the merger and will have experienced significant distractions from their work during the pendency of the merger and, as a result, Varco may experience adverse effects on its operating results, its ability to attract or retain employees and its competitive position in its markets;

•	the risk that regulatory authorities may delay or refuse to approve the transaction or impose conditions that could adversely affect the business or financial condition of the combined company;

•	the risk that, while the merger is expected to be completed, there can be no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied and, as a result, it is possible that the merger may not be completed even if approved by Varco stockholders or may be unduly delayed;

•	the interests that certain of Varco’s directors and executive officers may have in the merger that are, or may be, different from, or in addition to, those of Varco stockholders generally; and

•	the various other risks associated with the merger and the businesses of Varco, National Oilwell and the combined company described in the section entitled “Risk Factors” and in the documents incorporated by reference into this document.

      The Varco board of directors concluded, however, that the potentially negative factors could be managed or mitigated by Varco or were unlikely to have a material impact on the completion of the merger or on Varco, and that, overall, the potentially negative factors associated with the merger were outweighed by the benefits of the merger.

      The above discussion of the factors considered by the Varco board of directors is not intended to be exhaustive, but does set forth the principal factors considered by the board of directors. The Varco board of directors reached the conclusion to approve the merger agreement in light of the various factors described above and other factors that each member of the board of directors felt were appropriate. In view of the wide variety of factors considered by the Varco board of directors in connection with its evaluation of the merger and the complexity of these matters, the board of directors did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the Varco board of directors made its recommendation based on the totality of information presented to, and the investigation conducted by, the board of directors. In considering the factors discussed above, individual directors may have given different weight to different factors.

Opinions of Financial Advisors

Opinion of Goldman, Sachs & Co. — Financial Advisor to National Oilwell

      Goldman Sachs rendered its opinion to the National Oilwell board of directors that, as of August 11, 2004 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement is fair from a financial point of view to National Oilwell.

      The full text of the written opinion of Goldman Sachs, dated August 11, 2004, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided its opinion for the information and assistance of the National Oilwell board of directors in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to how any holder of National Oilwell common stock or Varco common stock should vote with respect to the transaction.

      In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of National Oilwell and Varco for the five fiscal years ended December 31, 2003;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of National Oilwell and Varco;

•	certain other communications from National Oilwell and Varco to their respective stockholders;

•	certain internal financial analyses and forecasts for the financial year ending December 31, 2004 for National Oilwell prepared by its management;

•	certain internal financial analyses and forecasts for the financial year ending December 31, 2004 for Varco prepared by its management; and

•	certain cost savings and operating synergies projected by the managements of National Oilwell and Varco to result from the merger (which are referred to below as the Synergies).

      Goldman Sachs also held discussions with members of the senior managements of National Oilwell and Varco regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction and the past and current business operations, financial condition and future prospects of National Oilwell and Varco. In addition, Goldman Sachs reviewed the reported price and trading activity for the shares of National Oilwell common stock and the shares of Varco common stock, compared certain financial and stock market information for National Oilwell and Varco with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the oilfield equipment and services industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as Goldman Sachs considered appropriate.

      Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In that regard, Goldman Sachs assumed with the National Oilwell board of directors’ consent that the financial analyses and forecasts for National Oilwell and Varco prepared by their respective managements described above were reasonably prepared on a basis reflecting the best currently available estimates and judgments of National Oilwell and Varco, as applicable, and that the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of National Oilwell and Varco. Goldman Sachs was advised that neither National Oilwell nor Varco has prepared forecasts of their expected future financial performance beyond fiscal 2004. Accordingly, with the consent of the National Oilwell board of directors, Goldman Sachs’ review with respect to projected earnings of National Oilwell and Varco after fiscal 2004 was limited to discussions with the senior managements of National Oilwell and Varco, including the projections of research analysts with respect to the future financial performance of National Oilwell and Varco. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities, including any contingent, derivative or off-balance sheet assets and liabilities, of National Oilwell or Varco or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. In addition, Goldman Sachs is not expressing any opinion as to the prices at which shares of National Oilwell common stock will trade at any time. Goldman Sachs assumed that all governmental, regulatory or other consents or approvals necessary for the consummation of the transaction will be obtained without any adverse effect on National Oilwell or Varco or on the expected benefits of the transaction in any way material to Goldman Sachs’ analysis. Goldman Sachs’ opinion does not address the underlying business decision of National Oilwell to engage in the transaction.

      The following is a summary of the material financial analyses used by Goldman Sachs in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the analyses performed by Goldman Sachs. The order of analyses described does not represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 10, 2004 and is not necessarily indicative of current market conditions.

      Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information and public market multiples for National Oilwell and Varco to corresponding financial information and public market multiples for selected publicly traded companies in the oilfield equipment and services industry. The following table sets forth the names of these companies:

Large Cap	Mid Cap	Small Cap

Baker Hughes Inc.	BJ Services Company	Dril-Quip Inc.
Halliburton Company	Cooper Cameron Corporation	Lone Star Technologies Inc.
Schlumberger Ltd.	FMC Technologies Inc.	Maverick Tube Corp.
Grant Prideco Inc.
Hanover Compressor Company
Smith International Inc.
Universal Compression Holdings Inc.
Weatherford International Ltd.

      Although none of the selected companies are directly comparable to National Oilwell or Varco, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis can be considered similar to certain operations of National Oilwell and Varco.

      Goldman Sachs also calculated and compared various financial multiples and ratios based on financial data as of August 10, 2004, information it obtained from Securities and Exchange Commission filings and Institutional Brokerage Estimate System, or IBES estimates. The multiples and ratios of National Oilwell, Varco and the selected companies were calculated using closing prices on August 10, 2004 and the most recent publicly available information for the selected companies. Financial projections for calendar years 2004 and 2005 for National Oilwell and Varco were calculated using the average of available Wall Street analyst projections; IBES estimates were used for calendar year 2004 and 2005 estimates for all other selected companies. With respect to the selected companies, Goldman Sachs calculated:

•	the ratio of common stock price to estimated calendar years 2004 and 2005 earnings per share;

•	the ratio of common stock price to estimated calendar years 2004 and 2005 cash flow per share;

•	enterprise value, which is the market value of common equity plus the book value of debt, adjusted for minority interest, less cash, as a multiple of estimated calendar year 2004 and 2005 earnings before interest, taxes, depreciation and amortization, or EBITDA; and

•	the ratio of net debt, which is the book value of short term and long term debt, plus the value of preferred stock and minority interest, less cash, to enterprise value.

      The following table presents the results of this analysis:

	Price/Earnings		Price/Cash Flow		Enterprise		Net
	Per Share Ratio		Per Share Ratio		Value/EBITDA		Debt/
							Enterprise
	2004E	2005E	2004E	2005E	2004E	2005E	Value

National Oilwell	29.6x	17.6x	20.2x	13.4x	15.5x	10.6x	16.3%
Varco	24.0x	18.0x	13.9x	11.4x	10.8x	8.9x	13.6%
Large Cap
High	30.2x	24.6x	15.5x	13.7x	12.5x	11.4x	22.1%
Median	27.5x	22.5x	15.2x	13.2x	12.5x	11.2x	8.7%
Low	22.1x	18.4x	12.6x	11.1x	11.0x	9.6x	5.6%
Mid Cap
High	36.2x	34.3x	20.1x	15.5x	14.5x	12.4x	63.0%
Median	25.8x	20.1x	14.5x	11.8x	12.3x	10.4x	15.7%
Low	21.0x	16.9x	5.7x	4.8x	7.6x	6.9x	0.2%
Small Cap
High	28.1x	23.1x	13.4x	13.1x	10.9x	11.0x	12.9%
Median	8.1x	10.0x	6.2x	7.7x	6.4x	6.2x	10.0%
Low	6.9x	9.2x	5.9x	6.8x	4.5x	5.7x	9.1%

      Historical Exchange Ratio Analysis. Goldman Sachs calculated the average historical exchange ratios of Varco common stock to National Oilwell common stock based on the closing prices of Varco common stock and National Oilwell common stock during the three-month, six-month, one-year and three-year periods ended August 10, 2004 and on the closing prices of National Oilwell common stock and Varco common stock on August 10, 2004. This analysis indicated that the average historical exchange ratios for these periods were 0.72x, 0.70x, 0.81x, 0.83x and 0.76x, respectively.

      Contribution Analysis. Goldman Sachs performed a contribution analysis in which Goldman Sachs analyzed the relative contributions to be made by National Oilwell and Varco to the equity market capitalization, enterprise value, earnings before interest, taxes, depreciation and amortization, or EBITDA, EBITDA less capital expenditures, earnings before interest and taxes, or EBIT, net income, and cash flow, which is defined as net income plus depreciation and amortization and other non-cash items, of the combined company following consummation of the transaction, before taking into account any of the possible benefits that may be realized following the merger. This analysis was based on historical financial data, adjusted for non-recurring items, and on calculated averages of available Wall Street analyst projections and based on the closing price of National Oilwell common stock of $31.54 and the closing price of Varco common stock of $23.93 on August 10, 2004. The proportionate contributions were compared to the estimated ownership by National Oilwell’s stockholders of 51.0% of the outstanding common equity of the combined company on a fully diluted basis following the consummation of the transaction. The following table presents the results of this analysis:

	Relative Contribution to
	the Combined Company

	National Oilwell	Varco

Equity Market Capitalization	53.5%	46.5%
Enterprise Value	54.3%	45.7%
EBITDA
2002A	47.6%	52.4%
2003A	41.8%	58.2%
2004E	45.3%	54.7%
2005E	50.0%	50.0%
EBITDA less capital expenditures
2002A	43.8%	56.2%
2003A	52.3%	47.7%
2004E	48.6%	51.4%
2005E	53.7%	46.3%
EBIT
2002A	45.2%	54.8%
2003A	51.3%	48.7%
2004E	48.4%	51.6%
2005E	53.3%	46.7%
Net Income
2002A	44.6%	55.4%
2003A	51.5%	48.5%
2004E	48.3%	51.7%
2005E	54.2%	45.8%
Cash Flow
2002A	41.1%	58.9%
2003A	44.9%	55.1%
2004E	44.2%	55.8%
2005E	49.6%	50.4%

      Pro Forma Merger Analysis. Goldman Sachs prepared pro forma analyses of the financial impact of the merger using calculated averages of available Wall Street analyst projections. Goldman Sachs compared the estimated earnings per share of National Oilwell on a stand-alone basis to the estimated earnings per share for the combined company. These analyses were based on the agreed upon exchange rate of 0.8363x, and assumptions of $50 million in pre-tax synergies in 2005 and $7 million in incremental depreciation and amortization as estimated by both National Oilwell and Varco. Based on such analysis, the proposed transaction would be accretive to the calculated averages of available Wall Street analyst projections for calendar year 2004 and 2005 earnings per share of National Oilwell common stock. Goldman Sachs also compared the estimated cash earnings per share of the combined company with the estimated cash earnings per share of National Oilwell on a stand-alone basis using calculated averages of available Wall Street analyst projections for calendar year 2004 and 2005 cash earnings per share of National Oilwell common stock. Cash earnings per share is net earnings from continuing operations excluding such items as amortization of purchased intangibles and deferred stock compensation, and any other non-cash or other charges unrelated to ongoing operations. Based on such analysis, the proposed transaction would be accretive to the calculated averages of available Wall Street analyst projections for calendar year 2004 and 2005 earnings per share of National Oilwell common stock. This analysis also indicated that at an exchange ratio of 0.8363x, National Oilwell stockholders would own 51.0% of the combined company on a fully diluted basis following the consummation of the transaction.

      Premium Analysis. Goldman Sachs analyzed the premiums implied by the agreed upon exchange ratio of 0.8363x with respect to the closing price of Varco common stock on August 10, 2004 and the closing price of Varco common stock 30 days, 60 days, and 90 days prior to August 10, 2004, as well as the 52-week high price for the period ended August 10, 2004. The premiums to historical stock price are 10.2%, 12.2%, 35.2%, 38.3% and 5.2%, respectively.

      Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions (listed by acquirer/ target) in the oilfield equipment and services industry since 1995:

•	SantaFe International/ Global Marine (2001);

•	Pride International/ Marine Drilling (2001);

•	Patterson Energy/ UTI Energy (2001);

•	Transocean/ R&B Falcon (2000);

•	Tuboscope/ Varco (2000);

•	National Oilwell/ IRI International (2000);

•	Schlumberger/ Camco (1998);

•	Baker Hughes/ Western Atlas (1998);

•	Energy Ventures Inc./ Weatherford (1998);

•	Halliburton/ Dresser Industries (1998);

•	National Oilwell/ Dreco (1997); and

•	Weatherford/ Enterra (1995).

      For each of the selected transactions, Goldman Sachs calculated, and to the extent information was publicly available, compared, levered value, defined as equity market capitalization plus net debt and minority interest, as a multiple of EBIT and EBITDA, in each case for the last twelve months, which is referred to as LTM, prior to the date that the transaction was announced. The mean and high EBITDA multiples calculated exclude the impact of the Transocean/ R&B Falcon transaction’s EBITDA multiple because it is not meaningful to the analysis.

      The following table presents the results of this analysis:

Levered Value
as a Multiple of:

	LTM EBIT	LTM EBITDA

Selected Transactions Mean	18.0x	12.3x
Selected Transactions High	29.0x	23.9x
Selected Transactions Low	11.7x	7.9x
National Oilwell/ Varco Transaction	20.3x	13.7x

      The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to National Oilwell or Varco or the contemplated transaction.

      Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the National Oilwell board of directors as to the fairness to National Oilwell, from a financial point of view, of the exchange ratio pursuant to the merger agreement. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based on forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of National Oilwell, Varco, Goldman Sachs or any other person assumes responsibility if future results are different from those forecast.

      As described above, Goldman Sachs’ opinion to the National Oilwell board of directors was one of many factors taken into consideration by the board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B.

      Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs has acted as financial advisor to National Oilwell in connection with, and participated in certain of the negotiations leading to, the transactions contemplated by the merger agreement. In addition, Goldman Sachs has provided certain investment banking services to National Oilwell from time to time, including having acted as sole lead bookrunning manager with respect to a secondary offering of 3.2 million shares of National Oilwell common stock in February 2003. Goldman Sachs also may provide investment banking and other services to National Oilwell and Varco in the future. In connection with the above-described investment banking services Goldman Sachs has received, and may receive, compensation.

      Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may actively trade the debt and equity securities (or related derivative securities) of National Oilwell and Varco for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

      Pursuant to a letter agreement dated July 16, 2004, National Oilwell engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. National Oilwell’s board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed merger. Pursuant to the terms of this engagement letter, National Oilwell has agreed to pay Goldman Sachs a transaction fee of $2.5 million, payable upon consummation of the transaction. If the merger agreement is terminated and Varco is required to pay National Oilwell a termination fee, National Oilwell has agreed to pay Goldman Sachs a minimum of $1.0 million and up to $2.5 million at the time Varco pays such termination fee to National Oilwell. In addition, National Oilwell has agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Opinion of Citigroup Global Markets Inc. — Financial Advisor to Varco

      Varco has retained Citigroup to act as its financial advisor in connection with the merger. In connection with this engagement, Varco requested that Citigroup evaluate the fairness, from a financial point of view, to the holders of Varco common stock of the exchange ratio provided for in the merger agreement. On August 11, 2004, at a meeting of Varco’s board of directors held to evaluate the merger, Citigroup rendered to the Varco board of directors an oral opinion, which opinion was subsequently confirmed by delivery of a written opinion dated August 11, 2004, to the effect that, as of the date of the opinion, and based upon and subject to the matters described in the opinion, the exchange ratio was fair, from a financial point of view, to the holders of Varco common stock.

      The full text of Citigroup’s opinion, which sets forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken, is included as Annex C to this document. The summary of Citigroup’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Varco common stock are urged to read the Citigroup opinion carefully and in its entirety. The following summary, which is qualified in its entirety by reference to the full text of Citigroup’s opinion, discusses the material terms of the opinion.

      The Citigroup opinion was limited solely to the fairness of the exchange ratio from a financial point of view as of the date of the opinion. Neither the Citigroup opinion nor the related analyses constitutes a recommendation of the proposed merger to the Varco board of directors. Citigroup makes no recommendation to any stockholder regarding how such stockholder should vote or act with respect to any matter relating to the merger.

      In arriving at its opinion, Citigroup:

•	reviewed the merger agreement;

•	held discussions with certain senior officers, directors and other representatives and advisors of Varco and certain senior officers and other representatives and advisors of National Oilwell concerning the businesses, operations and prospects of Varco and National Oilwell, respectively;

•	examined certain publicly available business and financial information relating to Varco and National Oilwell, as well as certain financial forecasts and other information and data relating to Varco and National Oilwell which were provided to or otherwise reviewed by or discussed with Citigroup by the respective managements of Varco and National Oilwell;

•	reviewed the financial terms of the merger as set forth in the merger agreement in relation to, among other things, current and historical market prices and trading volumes of Varco common stock and National Oilwell common stock, the historical and projected earnings and other operating data of Varco and National Oilwell and the capitalization and financial condition of Varco and National Oilwell;

•	considered, to the extent publicly available, the financial terms of certain other transactions effected which Citigroup considered relevant in evaluating the merger;

•	analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citigroup considered relevant in evaluating those of Varco and National Oilwell;

•	evaluated certain pro forma financial effects of the merger on the combined company; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citigroup deemed appropriate in arriving at its opinion.

      In rendering its opinion, Citigroup assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it. With respect to financial forecasts and other information and data relating to Varco and National Oilwell provided to or otherwise reviewed by or discussed with it, Citigroup was advised by the respective managements of Varco and National Oilwell that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Varco and National Oilwell as to the future financial performance of Varco and National Oilwell, the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated to result from the merger and the other matters covered by the forecasts and other information and data. Citigroup assumed, with Varco’s consent, that the merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no material delay, limitation, restriction or condition will be imposed that would have an adverse effect on Varco or National Oilwell or the contemplated benefits of the merger. Citigroup also assumed, with Varco’s consent, that the merger will be treated as a tax-free reorganization for federal income tax purposes.

      Citigroup noted that its opinion relates only to the relative values of Varco and National Oilwell. Citigroup did not express any opinion as to what the value of the National Oilwell common stock actually will be when issued pursuant to the merger or the price at which the National Oilwell common stock will trade at any time. Citigroup did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Varco or National Oilwell, nor did Citigroup make any physical inspection of the properties or assets of Varco or National Oilwell.

      In connection with rendering its opinion, Citigroup was not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or a part of Varco, nor was it requested to consider, and its opinion does not address, the relative merits of the merger as compared to any alternative business strategies that might exist for Varco or the effect of any other transaction in which Varco might engage. Citigroup’s opinion was necessarily based upon information available to it, and financial, stock market and other conditions and circumstances existing, as of the date of its opinion.

      In preparing its opinion, Citigroup performed a variety of financial and comparative analyses, including those described below. The summary of these analyses is not a complete description of the analyses underlying Citigroup’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citigroup arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Citigroup believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

      In its analyses, Citigroup considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Varco and National Oilwell. No company, transaction or business used in those analyses as a comparison is identical to Varco, National Oilwell or the proposed merger, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

      The estimates contained in Citigroup’s analyses and the relative valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates contained in, and the results derived from, Citigroup’s analyses are inherently subject to substantial uncertainty.

      The exchange ratio in the merger was determined through negotiations between Varco and National Oilwell. Citigroup did not determine the exchange ratio or recommend any specific exchange ratio to Varco. Citigroup’s opinion and analyses were only one of many factors considered by the Varco board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the

Varco board of directors or management with respect to the proposed merger or the exchange ratio provided for in the merger agreement.

      The following is a summary of the material financial analyses performed by Citigroup in connection with the rendering of its opinion to the Varco board of directors. The financial analyses summarized below include information presented in tabular format. In order to fully understand Citigroup’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citigroup’s financial analyses.

      Historical Exchange Ratio Analysis. Citigroup reviewed the historical ratio of the daily closing prices of Varco common stock to the daily closing prices of National Oilwell common stock on August 10, 2004 and for each trading day in the 6-month, 12-month and 3-year periods preceding August 10, 2004. Citigroup compared the exchange ratio in the proposed transaction of 0.8363x to the implied historical exchange ratio at August 10, 2004 and over the periods referred to above, as indicated in the following table:

Specified Period	Low		Average		High

August 10, 2004	N/A		0.7587	x	N/A
6-month	0.6368	x	0.7048	x	0.7701	x
12-month	0.6368	x	0.8067	x	0.9674	x
3-year	0.6368	x	0.8250	x	0.9974	x

      Relative Contribution Analysis. Citigroup compared the relative contributions of Varco and National Oilwell to the combined company’s calendar years 2001-2003 EBITDA, EBITDA minus capital expenditures, cash flow, defined as net income plus depreciation and amortization expense and referred to as Cash Flow, and net income, and calendar years 2004 and 2005 estimated EBITDA, EBITDA minus capital expenditures, Cash Flow and net income. Operational data of Varco and National Oilwell for calendar years 2001-2003 was based on publicly reported financial results for each company, adjusted to reflect non-recurring items and acquisitions and divestitures completed during those years as if such acquisitions and divestitures had occurred on January 1, 2001. Estimated financial data for Varco and National Oilwell for calendar years 2004-2005 was based on mean consensus estimates of First Call Corporation. Estimated capital expenditure data for Varco and National Oilwell for calendar years 2004-2005 was based on published forecasts of Smith Barney Equity Research. Citigroup calculated implied exchange ratios based on the percentage contributions of Varco and National Oilwell to these operational metrics. Citigroup compared the exchange ratio in the merger of 0.8363x to the implied exchange ratio range for the calendar years 2001-2003 of 0.7412x to 1.1623x and to the implied exchange ratio range for the calendar years 2004-2005 of 0.7310x to 1.1557x, as indicated in the following table:

	Varco	National- Oilwell	Implied Exchange
	Contribution	Contribution	Ratio

2001
EBITDA	51%	49%	0.9946	x
EBITDA — Capex	48%	52%	0.8500	x
Cash Flow	52%	48%	0.9566	x
Net Income	46%	54%	0.7412	x

2002
EBITDA	54%	46%	1.1305	x
EBITDA — Capex	53%	47%	1.0856	x
Cash Flow	57%	43%	1.1623	x
Net Income	51%	49%	0.9070	x

	Varco	National- Oilwell	Implied Exchange
	Contribution	Contribution	Ratio

2003
EBITDA	54%	46%	1.1051	x
EBITDA — Capex	50%	50%	0.9095	x
Cash Flow	57%	43%	1.1609	x
Net Income	53%	47%	0.9896	x

2004E
EBITDA	55%	45%	1.1557	x
EBITDA — Capex	52%	48%	1.0160	x
Cash Flow	56%	44%	1.1205	x
Net Income	52%	48%	0.9297	x

2005E
EBITDA	50%	50%	0.9229	x
EBITDA — Capex	47%	53%	0.8068	x
Cash Flow	51%	49%	0.8954	x
Net Income	46%	54%	0.7310	x

      Implied Premia and Multiples Analysis. Citigroup analyzed the trading multiples and premia implied in the merger based on the exchange ratio in the merger of 0.8363x and the closing prices of Varco common stock and National Oilwell common stock on August 10, 2004. Citigroup observed that the exchange ratio in the merger of 0.8363x reflected a premium to holders of Varco common stock of 10.2%, as compared with the ratio of the closing prices of Varco common stock and National Oilwell common stock on August 10, 2004, and reflected premiums ranging from 1.4% to 18.7%, as compared to the average exchange ratios for the preceding 1-month, 2-month, 3-month, 6-month, 12-month and 3-year periods.

      Citigroup also observed that the price implied by the exchange ratio in the merger of 0.8363x and the closing price National Oilwell common stock on August 10, 2004 reflected a premium to holders of Varco common stock of 10.2%, as compared with the closing price of Varco common stock on August 10, 2004, and premiums of 12.6% and 35.2%, as compared with the closing price of Varco common stock 1 month and 2 months prior to August 10, 2004, respectively. Using publicly available information, Citigroup then compared these price premia to holders of Varco common stock to the price premia to target stockholders in selected merger of equal transactions that Citigroup deemed appropriate, including certain transactions in the energy sector. In these selected merger of equal transactions, Citigroup observed premia to targets’ stock prices 2 months prior to such transactions’ announcement ranging from (19%) to 49%, with a median of 11%, premia to targets’ stock prices 1 month prior to such transactions’ announcement ranging from (15%) to 46%, with a median of 8%, and premia to targets’ stock prices 1 day prior to such transactions’ announcement ranging from (10%) to 27%, with a median of 4%.

      Citigroup also calculated price to earnings per share (EPS) multiples of 26.4x and 19.8x and firm value to EBITDA multiples of 11.9x and 9.9x for Varco for calendar years 2004 and 2005, respectively, based on the exchange ratio in the merger of 0.8363x and the closing price of National Oilwell common stock on August 10, 2004, and compared those multiples to Varco’s current price to EPS multiples of 24.0x and 18.0x and firm value to EBITDA multiples of 10.9x and 9.1x for calendar years 2004 and 2005, respectively, and National Oilwell’s current price to EPS multiples of 29.6x and 17.6x and firm value to EBITDA multiples of 15.5x and 10.7x for calendar years 2004 and 2005, respectively, in all cases based on the closing prices of Varco common stock and National Oilwell common stock on August 10, 2004. The forecasted financial information used by Citigroup for Varco and National Oilwell was based on mean consensus estimates of First Call Corporation.

      Accretion/ Dilution Analysis. Citigroup analyzed the pro forma effect of the transaction on Varco’s EPS and Cash Flow per share (CFPS) for calendar years 2002 and 2003, on Varco’s forecasted EPS and CFPS for calendar years 2004 and 2005, and on Varco’s EPS and CFPS assuming operations at the peak of the oilfield service business cycle (Peak). The forecasted financial information used by Citigroup for Varco and National Oilwell was based on Wall Street research analyst composite forecasts. Peak estimates were based on published Smith Barney Equity Research forecasts. Among other things, Citigroup assumed, based on Varco and National Oilwell management forecasts, that the pre-tax annual operating synergies as a result of the merger would be $40 to $50 million following successful integration. Citigroup also analyzed the pro forma effect of the transaction using a sensitized synergy range of $60 million to $70 million. Based on this analysis, as indicated in the following table, Citigroup noted that the transaction would be accretive to Varco’s EPS in calendar years 2002 and 2003, to Varco’s forecasted EPS in calendar years 2004 and 2005, to Varco’s EPS at Peak, and to Varco’s forecasted CFPS in calendar year 2005 and that the transaction would be dilutive to Varco’s CFPS in calendar years 2002, 2003 and to Varco’s forecasted CFPS in 2004. Citigroup also noted that the transaction would be accretive to Varco’s CFPS at Peak assuming pre-tax annual operating synergies as a result of the merger of $60 million or $70 million and that the transaction would be dilutive to Varco’s CFPS at Peak assuming pre-tax annual operating synergies as a result of the merger of $40 million or $50 million.

Accretion
(Dilution)
Varco Earnings Per Share	% Range

2002	9-20%
2003	3-14%
2004	4-14%
2005	14-21%
Peak	5-10%

Accretion
(Dilution)
Varco Cash Flow Per Share	% Range

2002	(5%)-1%
2003	(6%)-(0%)
2004	(7%)-(1%)
2005	1-6%
Peak	(1%)-2%

      Other Factors. In rendering its opinion, Citigroup also reviewed and considered other factors, including:

•	12- to 18-month price targets reflected in publicly available research reports covering Varco and National Oilwell prepared by Wall Street research analysts who cover both Varco and National Oilwell;

•	the relative price appreciation of the common stock of Varco and National Oilwell for the 12-month period ending August 10, 2004 and the relative trading multiples of Varco and National Oilwell for the 12-month period ending July 2004, utilizing a range of EBITDA and EPS estimates for Varco and National Oilwell for calendar years 2004 and 2005 as projected by First Call Corporation and Factset Research Systems;

•	the potential pro forma financial effect of the proposed transaction on Varco’s credit statistics, after giving effect to estimated transaction costs and potential operating synergies anticipated by Varco’s management to result from the merger; and

•	certain financial, operating and stock market data and forecasted financial information for selected publicly traded companies that Citigroup deemed appropriate to compare with similar information for Varco and National Oilwell.

      Miscellaneous. Under the terms of Citigroup’s engagement, Varco has agreed to pay Citigroup an aggregate fee of $2.5 million for its financial advisory services in connection with the merger, a significant portion of which was paid in connection with delivery of Citigroup’s fairness opinion and the remainder of which is contingent upon the consummation of the merger. Varco also has agreed to reimburse Citigroup for reasonable travel and other expenses incurred by Citigroup in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Citigroup and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

      Citigroup and its affiliates in the past have provided, and currently provide, services to Varco and National Oilwell unrelated to the proposed merger, including having acted as sole bookrunning manager with respect to a private placement by Varco of $150 million of Senior Notes in November 2002, for which services Citigroup and its affiliates have received and expect to receive compensation. In the ordinary course of business, Citigroup and its affiliates may actively trade or hold the securities of Varco and National Oilwell for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citigroup and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with Varco, National Oilwell and their respective affiliates.

      Varco selected Citigroup as its financial advisor based on Citigroup’s reputation, experience and familiarity with Varco and its business. Citigroup is an internationally recognized investment banking firm which regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Interests of Certain Persons in the Merger

National Oilwell

      In considering the recommendation of National Oilwell’s board of directors that the National Oilwell stockholders vote in favor of adoption of the merger agreement, National Oilwell stockholders should be aware that some National Oilwell executive officers and directors may have interests in the merger that may be different from, or in addition to, their interests as stockholders of National Oilwell. These interests related to or arise from, among other things, the retention of some of the officers and directors of National Oilwell as officers or directors of National Oilwell Varco after the closing of the merger. In particular, the merger agreement provides that, Merrill A. Miller, Jr. and four other of the current directors of National Oilwell would be appointed to National Oilwell Varco’s board of directors at the effective time of the merger. Subsequent to entering into the merger agreement, National Oilwell designated Messrs. Beauchamp, Guill, Jarvis and Harrison as its designees for directors of the combined company. Each of these directors will hold office until his or her respective successor is elected and qualified or until his or her earlier resignation or removal. See the “Directors and Executive Officers of the Combined Company — Directors” section of this document for more information regarding the National Oilwell designees.

      The merger agreement also provides that Mr. Miller, who is currently the Chairman of the Board, President and Chief Executive Officer of National Oilwell, will become the President and Chief Executive Officer of National Oilwell Varco at the effective time of the merger.

      National Oilwell Stock Options. As of the effective date of the merger, all outstanding options under the Amended and Restated Stock Award and Long-Term Incentive Stock Plan granted to non-employee directors who continue service through the effective time of the merger and are not designated to serve on the board of National Oilwell upon the closing of the merger will become fully exercisable and will remain exercisable for a period of three months following the effective date of the merger. The following table shows, as of August 31, 2004, directors who will retire from their positions as directors of National Oilwell upon the closing of the merger, the number of options held that will become fully exercisable as of the effective date of the merger at prices ranging between $18.22 and $28.22, and the value of those options based on the August 31, 2004 closing price of $29.90 of National Oilwell common stock on the New York Stock Exchange:

	Unexercisable
	Options at
Name	August 31, 2004	Value

Hushang Ansary	14,167	$80,354
William E. Macaulay	14,167	$80,354
Frederick W. Pheasey	14,167	$80,354
Joel V. Staff	14,167	$80,354

      All outstanding unexercisable options granted to National Oilwell employees become fully exercisable in the event the officer or employee is involuntarily terminated other than for cause at any time after a change of control or if the employee terminates voluntarily within twelve months following a change of control and after a reduction in authority, duties or responsibilities (as defined in the agreement) immediately prior to the change of control. These options remain fully exercisable for three months following termination.

      The following table shows, as of August 31, 2004, options that were not yet exercisable held by Messrs. Miller, Krablin, Neveu, Reese, and Stratulate and all other executive officers as a group at prices ranging between $18.22 and $28.22, and the value of those options based on the August 31, 2004 closing price of $29.90 of National Oilwell common stock on the New York Stock Exchange:

	Unexercisable
	Options at
Name	August 31, 2004	Value

Merrill A. Miller, Jr.	156,668	$758,647
Steven W. Krablin	90,001	$495,878
Kevin A. Neveu	56,667	$321,404
Mark A. Reese	56,667	$321,404
Gary W. Stratulate	56,667	$321,404
All other executive officers as a group	261,669	$1,382,143

      Employment and Severance Agreements. Messrs. Miller and Krablin each have employment agreements that entitle them to severance benefits in the event of involuntary termination of employment without “cause” or if the employment relationship is terminated by the executive officer due to “Good Reason” defined as (i) the assignment of any duties inconsistent with his current position or any action by the company that results in a diminution in his position, authority, duties or responsibilities; (ii) a failure by the company to comply with the terms of his employment agreement; or (iii) the requirement of the executive officer to relocate or to travel to a substantially greater extent than required at the date of his employment agreement. Mr. Miller, who is Chairman, President and Chief Executive Officer of National Oilwell and will be the President and Chief Executive Officer of National Oilwell Varco, has waived his right to terminate his employment in connection with the merger due to Good Reason. Mr. Krablin, who will no longer be Senior Vice President and Chief Financial Officer of National Oilwell Varco and whose employment is expected to be terminated after the closing, would be entitled to the following lump sum severance payments in the event of such termination of employment:

•	the pro rata portion through the date of termination of the highest annual bonus received by the executive officer in the three years immediately prior to the date of termination in lieu of his current year bonus;

•	an amount equal to three times the executive officer’s annual base salary and highest annual bonus received by the executive officer in the three years immediately prior to the date of termination;

•	an amount equal to the total of National Oilwell’s employer matching contributions credited to the executive officer under the company’s 401(k) savings plan and any other excess or supplemental retirement plan in which the executive officer participates or any other deferred compensation plan during the twelve month period immediate preceding the month of the executive officer’s date of termination.

Mr. Krablin would also have the right during the sixty days following the date of involuntary termination to elect to surrender all or part of the options held by him pursuant to the company’s stock option plan in exchange for a cash payment equal to the difference between the exercise price of the option and the highest reported sale price of National Oilwell common stock on the New York Stock Exchange for the sixty day period prior to and including the date of termination for each option so surrendered. If he were to elect not to exchange any option for a cash payment as described above, such option would become fully exercisable to the extent it was not exercisable at that time and would remain exercisable for one year after the date of termination.

      Additionally, Mr. Krablin would continue to participate in the company’s welfare benefit plans for a period of three years from the date of termination, provided that he would continue to pay the monthly employee contribution for same and that such benefits would be secondary if he were eligible to receive such benefits through another employer. The company would provide Mr. Krablin with outplacement services, the scope and provider of which shall be selected by him in his sole discretion.

      In the event that any distribution to or for the benefit of Mr. Krablin is determined to be a “parachute payment” and subject to an excise tax, he will be entitled to receive a gross-up payment such that, after payment of all taxes and the excise tax, the executive retains an amount equal to the excise tax.

      If the merger is completed in 2004, approximately $1.6 million (excluding any tax grossups) would be payable to Mr. Krablin as a result of his termination. This amount is in addition to the value shown in the table above of his unexercisable options that would become exercisable upon termination.

Varco

      In considering the recommendation of Varco’s board of directors that the Varco stockholders vote in favor of adoption of the merger agreement, Varco stockholders should be aware that some Varco executive officers and directors may have interests in the merger that may be different from, or in addition to, their interests as stockholders of Varco. These interests related to or arise from, among other things:

•	the continued indemnification of current directors and officers of Varco under the merger agreement and providing these individuals with directors’ and officers’ insurance;

•	the retention of some of the officers and directors of Varco as officers or directors of National Oilwell Varco after the closing of the merger;

•	the potential receipt of severance payments; and

•	the acceleration of stock options for directors, executive officers and certain members of senior management.

      The Varco board of directors was aware of these interests and considered them, among other matters, in making its recommendation.

      Indemnification; Directors’ and Officers’ Insurance. Under the merger agreement, National Oilwell has agreed to indemnify all directors, officers and employees of Varco and its subsidiaries to the fullest extent permitted by law for all acts or omissions prior to the merger by such individuals in such capacities. National Oilwell has also agreed to provide, for six years after the merger, directors’ and officers’ liability insurance in respect of acts or omissions occurring prior to the merger covering each person currently covered by the directors’ and officers’ liability insurance policy of Varco on terms and in amounts no less favorable than those of the policies of Varco, provided that National Oilwell will not be required to pay an annual premium for the insurance in excess of 300% of the premium for the 2004 fiscal year. If such insurance cannot be obtained, or can only be obtained at an annual premium in excess of the maximum premium, National Oilwell will obtain the most advantageous policy of insurance obtainable for an annual premium equal to the maximum premium. National Oilwell has also agreed to honor all indemnification agreements entered into by Varco or any of its subsidiaries.

      Retention of Directors and Officers of Varco. Under the merger agreement, John F. Lauletta, Jeffery A. Smisek, Greg L. Armstrong, Eric L. Mattson and James D. Woods, each of whom is currently a member of Varco’s board of directors are expected to be appointed to National Oilwell Varco’s board of directors at the effective time of the merger. Each of them will hold office until his or her respective successor is elected and qualified or until his or her earlier resignation or removal. See the “Directors and Executive Officers of the Combined Company — Directors” section of this document for more information regarding the Varco designees.

      In addition, at the effective time of the merger, Mr. Lauletta, who is currently the Chairman and Chief Executive Officer of Varco, will become the Chairman of the Board of National Oilwell Varco; Joseph C. Winkler, who is currently the President and Chief Operating Officer of Varco, will become the Chief Operating Officer of National Oilwell Varco; and Clay C. Williams, who is currently the Vice President and Chief Financial Officer of Varco, will become the Vice President and Chief Financial Officer of National Oilwell Varco.

      Amendment and Restatement of the Supplemental Executive Retirement Plan. In November 2001, Varco amended and restated its Supplemental Executive Retirement Plan as to executive officer participants and adopted the Amendment and Restatement of the Supplemental Executive Retirement Plan, or the Amended SERP. All of Varco’s executive officers are participants in the Amended SERP. The Amended SERP provides for retirement, death and disability benefits, payable over ten years. The annual benefit amount is generally equal to 50% of the average of a participant’s highest five calendar years of base salary, or if greater, in the case of a change of control that occurs prior to January 1, 2006, the average salary in effect since January 2001. This annual benefit is subject to a service reduction in the event the participant retires or his employment is terminated prior to reaching age 65 (excluded from this reduction are terminations following a change in control that occurs prior to January 1, 2006). Benefits vest under the Amended SERP at the rate of 10% per year of service with Varco, and are fully vested upon a termination due to death, disability or in the event of a change in control.

      All of Varco’s executive officers are currently fully vested in the benefits provided by the Amended SERP, with the exception of Clay C. Williams. Mr. Williams is currently vested in 80% of his benefits under the Amended SERP and will be fully vested in those benefits (assuming the merger does not occur) in April 2006. The merger with National Oilwell will constitute a change of control under the Amended SERP and, upon its completion, Mr. Williams vesting will accelerate and he will become fully vested in the benefits under the Amended SERP. In addition, each executive officer will benefit from the above described Amended SERP provisions that are triggered by a change in control.

      Amendment and Restatement of the Executive Retiree Medical Plan. Participants in the Amendment and Restatement of the Varco International, Inc. Executive Retiree Medical Plan (Effective as of November 15, 2001), or the Medical Plan, include all of Varco’s current executive officers and one Varco director, Richard A. Kertson, based on his employment with Varco prior to the 2000 merger. Upon and following (i) certain retirements of a participant at or after age 55, or (ii) the death or disability of a participant, or (iii) terminations of a participant prior to age 55 (but benefits are not payable until age 55), the participant, his spouse and dependent children shall be provided the medical, dental, vision and prescription drug benefits that are then provided to Varco’s executive officers. These Medical Plan benefits are, however, conditioned upon Varco’s receipt of a monthly cash contribution in an amount not greater than that paid by the executive officers for similar benefits, and, in certain circumstances, the participant having achieved 10 years of service with Varco or any of its predecessor companies prior to retirement or termination of employment. In February 2004, the Medical Plan was further amended to permit participation by any retired non-employee director who (a) is at least age 55, (b) served on Varco’s board of directors for at least 5 years, (c) does not have access to any other company-provided medical plan and (d) pays the entire cost of all benefits provided under the Medical Plan (including Varco’s cost).

      All of Varco’s executive officers are currently fully vested in the benefits provided by the Medical Plan, with the exception of Clay C. Williams. Mr. Williams will be fully vested in benefits (assuming the merger does not occur) in April 2006. The merger with National Oilwell will constitute a change of control under the Medical Plan and, upon its completion, Mr. Williams will become fully vested in the years of service required to receive benefits under the plan.

      Change in Control Severance Plan. Varco has a change in control severance plan which is intended to provide financial security to its senior management and to match similar plans adopted by competitors in Varco’s industry. The plan is designed to retain and to motivate key employees, and, with the exception of options accelerated upon a change in control, pertains to terminations of employment following a change in control. Each of Varco’s executive officers participates in the change in control severance plan, as it is implemented through the executive’s Amended and Restated Executive Agreement with Varco.

      The change in control severance plan provides benefits in the case of a change in control of Varco. Upon a change in control, all of the outstanding options held by the executive officers and other members of senior management subject to the change in control severance plan become fully exercisable. Certain other benefits are available if, within two years after the change in control, the executive is terminated other than for cause or if the executive terminates his employment for good reason (each as defined below). Upon such qualifying termination following a change in control, the executive is entitled to severance compensation and benefits, including those set forth below:

•	A lump sum payment equal to three times base salary;

•	A lump sum cash payment equal to the participant’s annual bonus at the higher of Expected Value (as defined) or actual results during the year of termination, which is pro-rated to the date of termination;

•	A lump sum payment equal to three times bonus at expected value;

•	Full vesting of all accrued benefits under Varco’s 401(k) Plan, SERP, Deferred Compensation Plan and Medical Plan, as applicable;

•	A lump sum payment equal to three years of expected Varco contributions under Varco’s 401(k) Plan and Deferred Compensation Plan;

•	Full vesting of any restricted stock awards and payment of awards earned under any intermediate or long-term bonus plan;

•	An extended option exercise period; and

•	The gross-up of certain payments, subject to excise taxes under the Internal Revenue Code as “parachute payments,” so that the participant receives the same amount he would have received had there been no applicable excise taxes.

      Under the change in control severance plan, a participant is also entitled to receive, upon a qualifying termination, medical and dental benefits (based on the cost sharing arrangement in place on the date of termination), and automobile benefits each throughout the three year payout period and outplacement services valued at not more than 15% of base salary.

      Under the terms of the amended and restated executive agreement, which contains the change of control severance plan, the term “cause” means:

•	executive’s conviction of a felony involving moral turpitude, dishonesty or a breach of trust towards Varco;

•	executives commission of any act of theft, fraud, embezzlement or misappropriation against Varco that is materially injurious to Varco regardless of whether a criminal conviction is obtained;

•	executive’s willful and continued failure to devote substantially all of his business time to Varco’s business affairs (excluding failures due to illness, incapacity, vacations, incidental civic activities and incidental personal time) which failure is not remedied within a reasonable time after a written demand by Varco specifically identifying executive’s failure is delivered by Varco;

•	executive’s unauthorized disclosure of confidential information of Varco that is materially injurious to Varco; or

•	executive’s knowing or willful material violation of federal or state securities laws, as determined in good faith by Varco’s board of directors.

      Under the terms of the amended and restated executive agreement, which contains the change of control severance plan, the term “good reason” means:

•	failure to re-elect or appoint the executive to any corporate office or directorship held at the time of the change of control or a material reduction in executive’s authority, duties or responsibilities (including status, offices, titles and reporting requirements) or if executive is assigned duties or responsibilities inconsistent in any material respect from those of executive at the time of the relevant change of control all on the basis of which executive makes a good faith determination that the terms of his employment have been detrimentally and materially affected;

•	a material reduction of executive’s compensation, benefits or perquisites, including annual base salary, annual bonus, intermediate or long-term cash or equity incentive opportunities or plans from those in effect prior to the change of control;

•	Varco fails to obtain a written agreement satisfactory to executive from any successor or assigns of Varco to assume and perform the amended and restated executive agreement; or

•	Varco requires executive to be based at any office located more than fifty (50) miles from Varco’s current offices without executive’s consent.

      The merger with National Oilwell will constitute a change of control under the change in control severance plan. Following the consummation of the merger, any qualifying termination of an executive officer will result in that executive officer becoming eligible to receive each of the benefits set forth above. In addition, upon completion of the merger, options held by the executive officers become fully exercisable. The following table shows, as of August 31, 2004, the number of shares subject to options held by each of Messrs. Lauletta, Winkler, Williams, Smith, Maroney and Nibling that will become fully exercisable as of the effective date of the merger. The table also identifies the value of those options determined by calculating the spread between the aggregate exercise price of the options and the aggregate market value of the shares of National Oilwell common stock issuable in exchange for the shares of Varco common stock underlying the options (upon consummation of the merger), which market value is based on the closing price of National-Oilwell common stock on August 31, 2004 of $29.90:

	Unexercisable
	Options at
Name	August 31, 2004	Value

John F. Lauletta	291,766	$1,640,549
Joseph C. Winkler	145,499	$832,479
Haynes B. Smith, III	93,066	$561,151
Clay C. Williams	72,733	$398,084
James F. Maroney	42,666	$257,310
Kenneth L. Nibling	39,100	$235,843

      An estimate of the value of the severance payments payable pursuant to the change in control severance plan (excluding any applicable tax gross-up payments) to each Varco executive officer following the merger and a qualifying termination are set forth in the table below: This amount is in addition to the value shown in the table above regarding the unexercisable options that will become exercisable upon closing of the merger.

Estimated Value
of Severance
Name	Payments

John F. Lauletta	$4,368,000
Joseph C. Winkler	$2,910,336
Haynes B. Smith, III	$1,857,324
Clay C. Williams	$1,587,456
James F. Maroney	$1,386,907
Kenneth L. Nibling	$1,271,023

      Director Stock Options and Deferred Stock. Each of Varco’s non-employee directors holds options to purchase shares of Varco common stock and deferred stock units.

      The stock options were granted under Varco’s equity participation plans pursuant to a stock option agreement. Each option granted to a director typically vests as to 25% each year beginning on the first anniversary of the date of the grant. The option agreements provide that each option becomes exercisable as to all shares covered by the option upon a director’s retirement. In connection with the merger, each of George S. Dotson, Richard A. Kertson, and Douglas E. Swanson will retire from their position as directors of Varco. As a result, all of the outstanding options held by these individuals will immediately vest and become exercisable.

      The following table shows, as of August 31, 2004, the number of shares subject to options held by each of Messrs. Dotson, Kertson, and Swanson that will become fully exercisable as of the effective date of their retirement from the Varco board of directors. The table also identifies the value of those options determined by calculating the spread between the aggregate exercise price of the options and the aggregate market value of the shares of National Oilwell common stock issuable in exchange for the shares of Varco common stock underlying the options (upon consummation of the merger), which market value is based on the closing price of National-Oilwell common stock on August 31, 2004 of $29.90:

	Unexercisable
	Options at
Name	August 31, 2004	Value

George S. Dotson	6,000	$20,398
Richard A. Kertson	6,000	$20,398
Douglas E. Swanson	6,000	$20,398

      In 2003, Varco’s board of directors approved the annual grant of deferred stock units pursuant to the 2003 Equity Participation Plan with a total value of $45,000 (valued based on the closing price of Varco’s common stock on the date of grant) to each non-employee director in lieu of the former automatic grant of options to purchase shares of Varco common stock on the date of each annual meeting of stockholders. Each director may make an election at or prior to each annual grant as to the timing of the distribution of the underlying shares of common stock to either be: (i) one year following the date grant, (ii) five years following the date of grant, or (iii) upon retirement/termination of board service. Each deferred stock unit fully vests one year from the date of grant, or in the event of retirement, death or disability. The first automatic grant of deferred stock units to Varco’s directors occurred in January 2004, with the exception of the grant to Greg L. Armstrong, which occurred upon his initial election to the board in May 2004. In connection with the merger, each of Messrs. Dotson, Kertson and Swanson will retire from their position as directors of Varco. As a result, the 2,057 shares of deferred stock held by these individuals will immediately vest. The value of these 2,057 shares is $51,436, based on the market value of the shares of National Oilwell common stock issuable in exchange for the shares of Varco common stock (upon consummation of the merger), which market value is based on the closing price of National-Oilwell common stock on August 31, 2004 of $29.90.

Appraisal Rights

      Appraisal rights are statutory rights that enable stockholders to dissent from a merger and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the merger. Appraisal rights are not available in all mergers. The laws of the State of Delaware, which is the state of incorporation of National Oilwell and Varco, govern whether or not appraisal rights are available in a given merger.

      National Oilwell and Varco stockholders are not entitled to appraisal rights in connection with the merger.

Regulatory Approvals Required for the Merger

      The merger is subject to review by the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, National Oilwell and Varco are required to make pre-merger notification filings and to await the expiration or early termination of the statutory waiting period prior to completing the merger. On September 10, 2004, National Oilwell and Varco each filed a Premerger Notification and Report Form with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission. The waiting period under the Hart-Scott-Rodino Act will expire at 11:59 p.m., Eastern Time, on October 10, 2004, unless a request for additional information or documentary material is made by the Department of Justice or Federal Trade Commission before that time or the waiting period is terminated earlier. The merger may also be subject to review by the governmental authorities of other jurisdictions.

      We cannot assure you that the governmental reviewing authorities will terminate the applicable statutory waiting periods or clear the merger at all or without restrictions or conditions that would have a materially adverse effect on the combined company if the merger is completed. These restrictions and conditions could include the grant of a complete or partial license, divestiture, spin-off or the holding separate of assets or businesses. Under the terms of the merger agreement, neither National Oilwell or Varco is required to commit to any divestitures, licenses or hold separate or similar arrangements with respect to its assets or conduct of business arrangements if such divestiture, license, holding separate or arrangement is not conditioned upon the consummation of the merger or would have a material adverse effect on National Oilwell or Varco. In this case, either National Oilwell or Varco may refuse to complete the merger if any such restrictions or conditions are required by governmental authorities as a condition to approving the merger. No additional stockholder approval is expected to be required or sought for any decision by National Oilwell or Varco, after the special meetings, to agree to any terms and conditions necessary to resolve any regulatory objections to the merger, and stockholder approval will not be sought unless additional stockholder approval is required to approve the terms and conditions under applicable law.

      In addition, during or after the statutory waiting periods and clearance of the merger, and even after completion of the merger, either the Antitrust Division of the U.S. Department of Justice or the U.S. Federal Trade Commission could challenge, seek to block or block the merger under the antitrust laws, as it deems necessary or desirable in the public interest. Other competition agencies with jurisdiction over the merger could also initiate action to challenge or block the merger. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. National Oilwell and Varco cannot be sure that a challenge to the merger will not be made or that, if a challenge is made, National Oilwell and Varco will prevail.

Accounting Treatment

      In accordance with accounting principles generally accepted in the United States, National Oilwell will account for the merger using the purchase method of accounting. Under this method of accounting,

National Oilwell will record the market value (based on an average of the closing prices of National Oilwell common stock for a range of trading days from five days before and after August 11, 2004, the announcement date) of its common stock issued in the merger, the fair value of National Oilwell options issued in exchange for the options to purchase shares of Varco common stock and the amount of direct transaction costs associated with the merger as the estimated purchase price of acquiring Varco. National Oilwell will allocate the estimated purchase price to the net tangible and amortizable intangible assets acquired based on their respective fair values at the date of the completion of the merger. Any excess of the estimated purchase price over the fair value of net assets acquired will be accounted for as goodwill.

      Amortizable intangible assets, currently estimated at $430.1 million, will generally be amortized over useful lives, which average approximately 15 years. In accordance with the Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill resulting from the business combination currently estimated at $1,513.0 million, will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). The foregoing preliminary amounts are subject to change based upon the final number of shares of National Oilwell common stock issued at the time of closing and the final valuation of Varco’s identified assets and liabilities.

      In the event that National Oilwell’s management determines that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made. The amounts listed in the above paragraph are only preliminary estimates, however, actual amounts may differ from these estimates.

Listing of National Oilwell Common Stock

      National Oilwell will use reasonable best efforts to:

•	cause the shares of National Oilwell common stock to be issued in the merger to be approved for listing on the New York Stock Exchange upon the completion of the merger; and

•	cause the shares of National Oilwell common stock to be issued upon the exercise of converted Varco stock options and purchase rights under Varco’s employee stock purchase plan to be approved for listing on the New York Stock Exchange.

      Following the merger, National Oilwell’s name will be changed to National Oilwell Varco, Inc. and National Oilwell Varco’s trading symbol on the New York Stock Exchange will be “NOV.”

Delisting and Deregistration of Varco Common Stock

      If the merger is completed, Varco common stock will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, and Varco will no longer file periodic reports with the SEC.

Restrictions on Sales of Shares of National Oilwell Common Stock Received in the Merger

      The shares of National Oilwell common stock to be issued in the merger will be registered under the Securities Act of 1933 and will be freely transferable, except for shares of National Oilwell common stock issued to any person who is deemed to be an “affiliate” of Varco under the Securities Act of 1933 prior to the merger. Persons who may be deemed to be “affiliates” of Varco prior to the merger include individuals or entities that control, are controlled by, or are under common control with Varco prior to the merger, and may include officers and directors, as well as significant shareholders of Varco prior to the merger. Affiliates of Varco prior to the merger may not sell any of the shares of National Oilwell common stock received by them in the merger except pursuant to:

•	an effective registration statement under the Securities Act of 1933 covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act of 1933; or

•	any other applicable exemption under the Securities Act of 1933.

National Oilwell’s registration statement on Form S-4, of which this document is a part, does not cover the resale of shares of National Oilwell common stock to be received by affiliates of Varco in the merger.

THE MERGER AGREEMENT

      The following summary describes certain material provisions of the merger agreement. A copy of the merger agreement is attached to this document as Annex A and is incorporated by reference into this document. While the discussion below summarizes many of the material provisions of the merger agreement, it may not contain all of the information about the merger agreement that is important to you. We encourage you to read the merger agreement in its entirety for a more complete description of the terms and conditions of the merger.

General

      The merger agreement provides that Varco will be merged with and into National Oilwell at the effective time of the merger. National Oilwell will continue as the surviving corporation in accordance with the Delaware General Corporation Law, or DGCL. As part of the merger, National Oilwell’s name will be changed so that the name of the surviving corporation will be National Oilwell Varco, Inc. At the effective time of the merger, all the property, rights, privileges, powers and franchises of Varco and National Oilwell before the merger will vest in the surviving corporation, and all debts, liabilities and duties of Varco and National Oilwell before the merger will become the debts, liabilities and duties of the surviving corporation.

      The merger will be completed after all conditions in the merger agreement are met or waived and National Oilwell and Varco file a certificate of merger with the Secretary of State of the State of Delaware. The merger agreement provides that the closing of the merger will take place at a time and date agreed to by National Oilwell and Varco but not later than the second business day after satisfaction or waiver of the conditions to the merger.

Conversion of Shares

      The merger agreement provides that each issued and outstanding share of Varco common stock, other than shares owned by Varco or National Oilwell, will be converted into 0.8363 of a share of National Oilwell common stock. However, if prior to the merger, the outstanding shares of Varco common stock or National Oilwell common stock are changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or if any Varco rights under Varco’s rights plan are exercised, the exchange ratio will be adjusted accordingly.

      Each share of National Oilwell common stock will be unaffected by the merger and will remain outstanding.

      No fractional shares of National Oilwell common stock will be issued in the merger. Each holder of Varco common stock who would have otherwise been entitled to receive a fraction of a share of National Oilwell common stock will receive cash in lieu of a fractional share of National Oilwell common stock. The amount of cash will be equal to the relevant fraction times the average of the closing prices of a share of National Oilwell common stock on the New York Stock Exchange on the ten trading days prior to the date of the effective time of the merger.

Procedure for the Exchange of Stock Certificates

Exchange of Stock Certificates

      National Oilwell and Varco have designated American Stock Transfer & Trust Company to serve as exchange agent for the exchange of certificates representing Varco common stock for certificates representing National Oilwell common stock and for the payment of cash in lieu of fractional shares. Promptly after the merger is completed, the exchange agent will mail transmittal forms and exchange instructions to each holder of record of Varco common stock. After receiving the transmittal form, each holder of certificates formerly representing Varco common stock will be able to surrender the certificates to the exchange agent and receive certificates evidencing the appropriate number of whole shares of

National Oilwell common stock. After the merger, each certificate formerly representing Varco common stock, until surrendered and exchanged, will be deemed, for all purposes, to evidence only the right to receive a certificate representing the number of whole shares of National Oilwell common stock which the holder’s shares of Varco common stock were converted in the merger, plus cash in lieu of fractional shares, if any. For purposes of determining quorums at stockholders’ meetings and the stockholders entitled to notice of, and to vote at, meetings of stockholders, holders of unsurrendered Varco certificates will be considered to be record holders of the shares of National Oilwell common stock represented by their Varco certificates.

Dividends and Distributions

      The holder of an unexchanged Varco certificate will not be entitled to receive any dividends or other distributions otherwise payable by National Oilwell until the certificate has been exchanged. Subject to applicable laws, following surrender of the certificates by the holder, National Oilwell will pay the holder any accrued and unpaid dividends and distributions that have become payable between the effective time of the merger and the time the certificate is surrendered, without interest.

Lost Certificates

      A stockholder must provide an appropriate affidavit to the exchange agent if any Varco common stock certificates are lost, stolen or destroyed, in order to receive National Oilwell common stock or cash in lieu of fractional shares in respect of the lost, stolen or destroyed certificates. In addition, the surviving corporation may require the holder of lost, stolen or destroyed certificates to post a bond as indemnity against any claim that may be made against the surviving corporation or the exchange agent with respect to the certificates.

No Liability

      Neither the surviving corporation nor the exchange agent will be liable to any former holder of shares of Varco common stock for shares of National Oilwell common stock, or dividends or distributions made with respect to those shares, delivered to a public official under any applicable abandoned property, escheat or similar law.

Withholding Right

      Either the surviving corporation or the exchange agent, on behalf of the surviving corporation, is entitled to deduct and withhold from the consideration payable to any former holder of shares of Varco common stock the amount it is required to deduct and withhold from the consideration under the Internal Revenue Code or any provision of state, local or foreign tax law. Any amounts withheld will be treated as having been paid to the former holder of the Varco common stock.

      References to Varco common stock shall include, unless the context requires otherwise, the associated Preferred Share Purchase Rights issued pursuant to the Rights Agreement, dated as of November 29, 2000, as amended, between Varco and ChaseMellon Shareholder Services, L.L.C., a New Jersey limited liability company, as Rights Agent.

Representations and Warranties

      National Oilwell and Varco have made mutual representations and warranties in the merger agreement relating to the following:

•	their organization and the organization of their subsidiaries;

•	their capital structures;

•	the authorization, execution, delivery and enforceability of the merger agreement and related matters;

•	the board of directors adopting resolutions approving and recommending the merger agreement;

•	the absence of conflicts under their certificates or articles of incorporation, bylaws, agreements and applicable laws;

•	required consents or approvals;

•	documents and financial statements filed with the Securities and Exchange Commission and the accuracy of the information contained in those documents and financial statements;

•	the absence of material undisclosed liabilities;

•	the absence of material adverse events or changes;

•	taxes and tax returns;

•	properties;

•	intellectual property;

•	agreements, contracts and commitments;

•	litigation;

•	environmental matters;

•	employee benefit plans;

•	compliance with laws;

•	the accuracy of information contained in the registration statement filed by National Oilwell and this document;

•	labor matters;

•	insurance;

•	the absence of existing discussions with other parties;

•	opinions of financial advisors;

•	the inapplicability to the merger of anti-takeover laws;

•	compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002, the Exchange Act of 1934, and the applicable listing and corporate governance rules and regulations of the New York Stock Exchange, including the proper establishment and maintenance of disclosure controls and procedures; and

•	broker’s or finder’s fees.

      In addition, Varco has made representations in the merger agreement with respect to amendments to the Varco stockholder rights agreement so that it is inapplicable to the merger.

Certain Covenants of National Oilwell and Varco

      National Oilwell and Varco have agreed that, during the period from the date of the merger agreement until the completion of the merger, except as otherwise consented to in writing by the other party or as contemplated by the merger agreement, each will, and will cause its subsidiaries to:

•	carry on its business in the ordinary course;

•	pay its debts and taxes when due, subject to good faith disputes;

•	pay or perform other obligations when due;

•	use reasonable efforts to preserve intact its present business organization, management team and business relationships;

•	refrain from accelerating, amending or changing the period of exercisability of warrants, options, stock purchase rights, restricted stock, or other stock awards granted under any stock plan or authorizing cash payments in exchange for any warrants, options, stock purchase rights, restricted stock or other stock awards granted under any stock plan, except as required pursuant to the plan or any related agreement;

•	not declare or pay any dividends on, or make other distributions in respect of, any of its capital stock;

•	not effect certain other changes in its capitalization;

•	not purchase or otherwise acquire any shares of its capital stock except from former employees, directors and consultants at a price not greater than the then current fair market value in accordance with agreements providing for the repurchase of shares in connection with the termination of service;

•	not grant, issue, deliver or sell, or authorize or propose to issue, deliver or sell any shares of its capital stock or securities convertible into shares of its capital stock, or any subscriptions, rights, warrants or options to acquire or other agreements obligating it to issue any shares or other convertible securities, subject to certain exceptions;

•	not make any acquisitions involving total consideration of more than $50 million;

•	except for transactions among the party and its subsidiaries, not redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock other than in connection with the exercise of outstanding stock options pursuant to the terms of the stock plans;

•	not sell, lease, license or otherwise dispose of properties or assets other than (i) in the ordinary course of business or as may be required by law, (ii) sales of inventory and other current assets, (iii) sales or dispositions of assets in one or a series of related transactions having an aggregate value of $25 million or less or (iv) divestitures pursuant to the terms of the merger agreement;

•	not increase the compensation or benefits payable to its officers or employees, except for (i) increases consistent with past practices, including bonuses, (ii) pursuant to contractual arrangements in effect on the date of the merger agreement, (iii) in connection with the assumption by the officer or employee of material new or additional responsibilities or (iv) to respond to offers of employment made by third parties;

•	not grant additional severance or termination pay or enter into employment or severance agreements with any employees or officers, other than:

(a)	payments or agreements paid to or entered into with employees, other than officers, in the ordinary course of business;

(b)	in the case of National Oilwell, severance agreements for up to 14 individuals providing for the payment of severance of up to the equivalent of 24 months base salary (and no other benefit); or

(c)	pursuant to contractual arrangements in effect on the date of the merger agreement;

•	not establish, adopt, enter into, or materially and adversely amend any collective bargaining agreement except as required by law;

•	not establish, adopt, enter into, amend or terminate any benefit plan for any directors, officers or employees of parent or any of its subsidiaries, except as expressly permitted by the merger agreement;

•	not amend its charter or bylaws, except as contemplated by the merger agreement;

•	not incur indebtedness, other than:

(a)	borrowings pursuant to credit agreements in effect as of the date of the merger agreement or replacement credit agreements on substantially similar terms and having aggregate borrowing capacity not to exceed 150% of borrowing capacity under existing credit agreements; and

(b)	seller financings in connection with acquisitions permitted by the merger agreement;

•	not enter into any agreement that limits or otherwise restricts the ability to engage or compete in any line of business or in any geographic area;

•	not change any method or principle of financial accounting in a manner that is inconsistent with past practice, except to the extent required by generally accepted accounting principles;

•	not make or change any material tax election, or settle or compromise any material tax liability or refund;

•	not make or commit to any capital expenditures other than in the ordinary course of business; and

•	not take any action that is intended or would reasonably be expected to result in any of the conditions to the merger not being satisfied.

      In addition, Varco shall not (i) amend, modify or terminate the rights agreement or redeem any company rights issued pursuant to the rights agreement except as required by law or (ii) take any action to exempt or make not subject to (a) the rights agreement, (b) the provisions of Section 203 of the DGCL or (c) any other state takeover statute or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares.

      Also, subject to compliance with applicable law, from the date of the merger agreement to the completion of the merger, each of Varco and National Oilwell shall confer on a regular and frequent basis with one or more representatives of the other party to report on the general status of ongoing operations.

Certain Additional Agreements

      In addition, National Oilwell and Varco also have each agreed to use its reasonable best efforts to:

•	cause the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	take all appropriate action to complete the merger promptly, including:

•	obtain any required consents, licenses, permits, waivers, approvals, authorizations or orders from governmental entities or other third parties required to complete the merger;

•	make all necessary filings and submissions required by federal, state and foreign securities laws, antitrust laws and other applicable laws;

•	obtain any governmental clearances required for the closing of the merger, to notify the other party and respond to any government requests for information and to contest and resist any government action which would prohibit the merger;

•	convene and hold a meeting of its stockholders on the earliest practicable date, and use all reasonable efforts to obtain proxies from its stockholders in favor of adoption of the merger agreement and the merger;

•	afford to the other party, upon reasonable notice, access during normal business hours to its properties, books, contracts, commitments and records, subject to certain contractual or legal restrictions or sensitivity of information concerns; and

•	give prompt notice to the other party of (i) any notice from any person alleging that the consent of such person is or may be required in connection with the merger, (ii) any notice from any governmental entity in connection with the merger, (iii) any actions, suits, claims, investigations or proceedings commenced or threatened in writing against or somehow involving or affecting Varco or National Oilwell that relate to the consummation of the merger and (iv) if there has been a material change in the business, financial condition or results of operations or any event that might reasonably be expected to cause any representations or warranties to be untrue or inaccurate in any material respect.

      However, neither National Oilwell nor Varco nor any of their subsidiaries are required (i) to divest or hold separate any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation, that would reasonably be expected to have a material adverse effect on the financial condition, results of operations or prospects of either National Oilwell or Varco, or (ii) to agree to or effect any divestiture, hold separate any business or take any other action that is not conditioned on the consummation of the merger.

No Solicitation

      Under the merger agreement, National Oilwell and Varco have each agreed not to:

•	solicit, initiate, or encourage an acquisition proposal;

•	engage in negotiations or discussions concerning, or provide any non-public information to any person relating to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any acquisition proposal; or

•	enter into any agreement, arrangement or understanding contemplating or relating to any acquisition proposal or requiring such party to abandon, terminate or fail to consummate the merger.

      However, prior to receipt of stockholder adoption of the merger agreement, National Oilwell’s board of directors and Varco’s board of directors may furnish non-public information to, or enter into discussions or negotiations with, any person regarding an unsolicited bona fide written acquisition proposal, if:

•	such acquisition proposal was made after the date of the merger agreement and shall not have been withdrawn;

•	such acquisition proposal was not solicited, initiated, encouraged or facilitated after the date of the merger agreement in breach of, and did not otherwise result from a breach of, the merger agreement;

•	the board of directors of such party determines in good faith by affirmative vote of a majority of all its members, after consultation with outside legal counsel and financial advisors, that such acquisition proposal is, or is reasonably likely to lead to, a superior proposal;

•	prior to taking these actions, the board of directors receives an executed confidentiality agreement from the person with terms no less favorable than those contained in the confidentiality agreement between National Oilwell and Varco; and

•	prior to taking these actions, National Oilwell or Varco, as applicable, notifies the other party, orally and in writing, of the existence of the acquisition proposal or a request for non-public information or access to its properties, books or records relating to or which could reasonably be expected to lead to an acquisition proposal.

      National Oilwell’s board of directors and Varco’s board of directors also may respond to any tender offer that may be made in order to comply with the requirements of Rule 14e-2 or Rule 14e-9 under the

Securities Exchange Act of 1934. However, any withdrawal of, or adverse change in recommendation relating to this merger by either the National Oilwell or Varco board must be effected in accordance with the terms of the merger agreement. See “— Change of Recommendation.”

      National Oilwell and Varco are required to notify the other party orally and in writing promptly after its receipt (and in any event within one business day) of any acquisition proposal or any request for nonpublic information or access to its properties, books or records. The notice must detail the identity of the offeror and the terms and conditions of the proposal or inquiry. Each party is also required to keep the other party informed on a prompt basis of the status of any material developments relating to any acquisition proposal.

      An “acquisition proposal” is any contract, offer or proposal (whether or not in writing and whether or not delivered to the stockholders) with respect to a potential or proposed acquisition transaction, which is:

•	any merger, consolidation, business combination, or similar transaction involving such party or its subsidiaries (which subsidiaries collectively represent 20% or more of the consolidated revenues, net income or assets of such party and its subsidiaries);

•	any sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of any business or assets of such party or its subsidiaries representing 20% or more of the consolidated revenues, net income or assets of such party and its subsidiaries;

•	any issuance, sale, or other disposition of securities representing 20% or more of the voting power of such party;

•	any other transaction in which a person acquires beneficial ownership, or the right to acquire beneficial ownership of 20% or more of the outstanding voting capital stock of such party; or

•	any combination of the foregoing (in each case other than the merger agreement).

Change of Recommendation

      Neither National Oilwell’s board of directors nor Varco’s board of directors may withdraw or adversely modify its recommendation that their stockholders adopt the merger agreement, except in the case where each of the following is satisfied:

•	stockholder adoption of the merger agreement has not been obtained;

•	National Oilwell’s board of directors or Varco’s board of directors, as applicable, has determined in good faith by affirmative vote of a majority of its members, after consultation with outside counsel, that withdrawing or adversely modifying its recommendation is required in order to fulfill its fiduciary duties under applicable law;

•	National Oilwell’s board of directors or Varco’s board of directors, as applicable, has notified the other party in writing of the determination described above;

•	At least three business days following receipt of the notice by the other party has elapsed and taking into account any revised proposals by the other party, the board of directors maintains its determination described above; and

•	The applicable party has not violated the no solicitation provisions of the merger agreement

Stock Options and Employee Benefits

Stock Options

      As of the record date for the Varco special meeting, Varco had outstanding options to purchase a total of                      shares of Varco common stock and                     deferred stock units. These options and deferred stock units were issued under Varco’s employee and non-employee directors equity participation plans. The merger agreement provides that each of these stock options and deferred stock units will be assumed by National Oilwell in the merger and will be converted into an option to purchase or right to acquire, as applicable, shares of National Oilwell common stock. Each option and deferred stock unit shall continue to be subject to the same terms and conditions as set forth in the applicable Varco stock plan and agreement under which they were issued, except that, as of the effective time (i) each Varco option and deferred stock unit as so assumed and converted shall be exercisable for that number of whole shares of National Oilwell common stock equal to the product of the number of shares of Varco common stock that were subject to such Varco stock option or deferred stock unit immediately prior to the effective time multiplied by the exchange ratio, rounded down to the nearest whole number of shares of National Oilwell common stock, and (ii) the per share exercise price for the shares of National Oilwell common stock subject to such Varco stock option as so assumed and converted shall be equal to the quotient determined by dividing the exercise price per share of Varco common stock of such Varco stock option immediately prior to the effective time by the exchange ratio, rounded up to the nearest whole cent.

      National Oilwell has agreed to reserve enough shares of National Oilwell common stock to cover the Varco stock options, deferred stock units and performance awards.

      The Varco board of directors will take any necessary actions to convert the Varco stock options, deferred stock units and performance awards into options or rights to acquire National Oilwell common stock as described above without the consent of the holders of such awards.

Stock Purchase Plan

      Under Varco’s employee stock purchase plan, employees may purchase Varco common stock at a discount through payroll deductions. The stock purchase plan provides for six-month purchase periods ending on March 31 and September 30 of each year. At the end of a purchase period, payroll deductions are applied to the purchase of Varco common stock at a price per share equal to 85% of the fair market value of the Varco common stock at the beginning or end of the plan period, whichever is lower. The merger agreement provides for the boards of directors of National Oilwell and Varco to take all actions required for National Oilwell to assume Varco’s obligations under the stock purchase plan with appropriate adjustments to substitute National Oilwell common stock for Varco common stock. National Oilwell agrees to reserve enough shares of National Oilwell common stock to cover the exercise of purchase rights under the plan.

      As soon as practicable after the merger is completed, National Oilwell will file a registration statement on Form S-8 with respect to the shares of National Oilwell common stock subject to the stock options, deferred stock units, performance awards and stock purchase rights referred to above and National Oilwell has agreed to use all reasonable efforts to maintain the effectiveness of the registration statement for so long as these options, deferred stock units, performance awards and purchase rights remain outstanding.

Director and Officer Indemnification

      The merger agreement provides that, after the merger, National Oilwell will indemnify and hold harmless each present and former director and officer of Varco against all liabilities or expenses, including attorneys’ fees, arising out of any matters existing or occurring before the completion of the merger, including for acts and omissions occurring in connection with the adoption of the merger agreement. This right to indemnification will apply regardless of whether the claim was asserted before or after the merger is completed. National Oilwell’s indemnification obligations will be to the fullest extent permitted under Delaware law and are in addition to any other indemnification rights available to Varco’s current and former directors and officers, which National Oilwell agrees to honor.

      For six years from the effective time, National Oilwell shall cause to be maintained in effect for the benefit of Varco’s current directors and officers an insurance and indemnification policy that provides coverage for acts or omissions occurring prior to the effective time covering each such person currently covered by Varco’s officers’ and directors’ liability insurance policies on terms with respect to coverage and in amounts no less favorable than those of Varco’s policies in effect on the date of the merger agreement with the same or comparable quality insurance carriers. However, National Oilwell is not required to pay an annual premium for the insurance in excess of 300% of the premium for the 2004 fiscal year and, if the insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the maximum premium, National Oilwell shall obtain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the maximum premium.

Governance Matters

      The merger agreement provides that, as of the effective time, National Oilwell shall take all requisite action such that (i) the board of directors of the combined company shall consist of 10 members, including John F. Lauletta (who shall be Chairman), Merrill A. Miller, Jr., four directors designated by Varco, consisting of Jeffery A. Smisek, Greg L. Armstrong, Eric L. Mattson and James D. Woods and four directors designated by National Oilwell, consisting of Robert E. Beauchamp, Ben A. Guill, Roger L. Jarvis and David D. Harrison, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be and (ii) the composition of the classes of the board will be as follows: Messrs. Lauletta, Beauchamp and Woods will be placed in the class of directors with a term expiring in 2005; Messrs. Miller, Harrison and Armstrong will be placed in the class of directors with a term expiring in 2006; and Messrs. Guill, Jarvis, Mattson and Smisek will be placed in the class of directors with a term expiring in 2007. If any director designated by Varco or director designated by National Oilwell shall be unable to serve as a director at the effective time, the party which designated such individual shall designate another individual, reasonably acceptable to the other party, to serve in such individual’s place. All designated directors other than Messrs. Lauletta and Miller shall qualify as independent members of the board of directors as determined in accordance with the rules of the NYSE.

      The merger agreement provides that, as of the effective time, National Oilwell shall take all requisite action such that John F. Lauletta shall serve as Chairman of the Board, Merrill A. Miller Jr. shall serve as President and Chief Executive Officer, and Joseph C. Winkler shall serve as Chief Operating Officer of the combined company until the earlier of their resignation or removal. If any of these individuals ceases to be a full-time employee of either National Oilwell or Varco at or before the effective time, National Oilwell and Varco will agree in writing upon another person to serve in such person’s stead.

State Takeover Statutes

      If any state takeover statute or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares is or may become applicable to the merger, each of Varco and its board of directors and National Oilwell and its board of directors will grant such approvals and take such other actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by the merger agreement and otherwise act to eliminate or minimize the effects of such statute or law on the merger agreement.

Conditions to the Merger

Joint Conditions to the Merger

      The merger agreement provides that the obligations of National Oilwell and Varco to effect the merger are subject to the satisfaction or waiver of the following conditions:

•	the National Oilwell stockholders and Varco stockholders must approve the merger agreement and the merger;

•	any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 must expire;

•	other than approvals related to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, all governmental consents and approvals must be obtained and all waiting periods imposed by any governmental entity must expire, unless the failure to obtain approval or the continuation of the waiting period of any of these is not reasonably likely to have a material adverse effect;

•	National Oilwell’s registration statement must be effective under the Securities Act of 1933 and not be the subject of a stop order or proceeding seeking a stop order;

•	the absence of any order, injunction, judgment, statute, rule or regulation that makes the merger illegal or otherwise prohibits the completion of the merger;

•	the shares of National Oilwell common stock to be issued in the merger must be approved for listing on the New York Stock Exchange; and

•	there shall not be pending or threatened any suit, action or proceeding by any governmental entity that has a reasonable likelihood of success that would interfere with the consummation of the merger or which otherwise is reasonably likely to have a material adverse effect on Varco or National Oilwell.

National Oilwell’s Conditions to the Merger

      In addition, the merger agreement provides that National Oilwell’s obligation to effect the merger is subject to the satisfaction or waiver of the following conditions:

•	Varco’s representations and warranties must be true and correct as of the date of the closing of the merger (except for the representations and warranties regarding Varco’s capital structure and its corporate power and authority), except:

(a)	to the extent the representations and warranties are expressly made as of an earlier date; and

(b)	where the failure to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect upon Varco’s business, properties, financial condition or results of operations or the completion of the merger, and the representations and warranties of Varco regarding Varco’s capital structure and its corporate power and authority shall be true and correct in all material respects at and as of the date of the merger agreement and at and as of the closing date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). National Oilwell shall have received a certificate signed on behalf of Varco by an executive officer of Varco to such effect;

•	Varco must have performed, in all material respects, all of its obligations under the merger agreement prior to the closing of the merger;

•	National Oilwell must receive a written legal opinion of Vinson & Elkins L.L.P. to the effect that the merger will qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. See “The Merger — Material United States Federal Income Tax Consequences”; and

•	since the date of the merger agreement, there shall not have been any event that has had or would reasonably be expected to have a material adverse effect on Varco’s business, properties, financial condition or results of operations.

Varco’s Conditions to the Merger

      In addition, the merger agreement provides that Varco’s obligation to effect the merger is subject to the satisfaction or waiver of the following conditions:

•	National Oilwell’s representations and warranties must be true and correct as of the date of the closing of the merger (except for the representations and warranties regarding National Oilwell’s capital structure and its corporate power and authority), except:

(a)	to the extent the representations and warranties are expressly made as of an earlier date; and

(b)	where the failure to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect upon National Oilwell’s business, properties, financial condition or results of operations or the completion of the merger, and the representations and warranties of National Oilwell regarding National Oilwell’s capital structure and its corporate power and authority shall be true and correct in all material respects at and as of the date of the merger agreement and at and as of the closing date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). Varco shall have received a certificate signed on behalf of National Oilwell by an executive officer of National Oilwell to such effect;

•	National Oilwell must have performed, in all material respects, all of its obligations under the merger agreement prior to the date of the closing of the merger;

•	Varco must receive a written legal opinion of Latham & Watkins LLP to the effect that the merger will qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. See “The Merger — Material United States Federal Income Tax Consequences”; and

•	since the date of the merger agreement, there shall not have been any event that has had or would reasonably be expected to have a material adverse effect on National Oilwell’s business, properties, financial condition or results of operations.

      A “material adverse effect” on a person means a material adverse effect on (i) the business, assets, liabilities or obligations, financial condition or results of operations of such person and its subsidiaries, taken as a whole, (ii) the ability of such person to perform its obligations under the merger agreement or (iii) the ability of such person to consummate the merger. However, a “material adverse effect” does not include:

•	changes or conditions relating to the oil field services industry or arising from changes in the U.S. economy in general or in any other country in which the person has significant operations unless they have a disproportionate effect on the person, or

•	any change in such person’s stock price or trading volume.

Termination; Termination Fees and Expenses

Termination of the Merger Agreement

      The merger agreement may be terminated at any time prior to the completion of the merger, before or after adoption of the merger agreement by the National Oilwell stockholders or the Varco stockholders:

•	by mutual written consent of National Oilwell and Varco; or

•	by either National Oilwell or Varco if:

(a)	the merger is not consummated on or before March 15, 2005; provided, however, that the right to terminate the merger agreement shall not be available to the party whose failure to fulfill any obligation under the merger agreement has been the cause of, or results in, the failure of the merger to occur on or before such date;

(b)	the applicable stockholder approvals of National Oilwell or Varco have not been obtained at a meeting of such stockholders; or

(c)	a court or other governmental entity has issued an order, decree or ruling which cannot be appealed and which prohibits the completion of the merger;

•	by National Oilwell if:

(a)	the Varco board of directors withdraws or modifies its recommendation of the merger;

(b)	the Varco board of directors recommends an acquisition transaction to Varco stockholders;

(c)	prior to the receipt of National Oilwell stockholders’ approval, National Oilwell receives a superior proposal, its board of directors resolves to accept such superior proposal, National Oilwell gives Varco three business days’ prior written notice of its intention to terminate the merger agreement, such acquisition proposal continues to constitute a superior proposal after taking into account any revised proposal made by Varco during such three business day period, and National Oilwell’s board of directors concludes in good faith by affirmative vote of a majority of all of its members, following receipt of advice of its outside legal counsel, that the failure to accept such superior proposal would result in a breach of its fiduciary duties under applicable law; provided, however, that such termination shall not be effective until such time as payment of the termination fee shall have been made by National Oilwell; provided, further, that National Oilwell’s right to terminate the merger agreement shall not be available if it breached the no solicitation provision of the merger agreement in any material respect in connection with such superior proposal; or

(d)	Varco has breached a representation, warranty, covenant or agreement contained in the merger agreement, which has not been cured within 20 business days after receiving written notice of the breach.

•	by Varco, if:

(a)	the National Oilwell board of directors withdraws or modifies its recommendation of the merger;

(b)	the National Oilwell board of directors recommends an acquisition transaction to National Oilwell stockholders;

(c)	prior to the receipt of Varco stockholders’ approval, Varco receives a superior proposal, its board of directors resolves to accept such superior proposal, Varco gives National Oilwell three business days’ prior written notice of its intention to terminate the merger agreement, such acquisition proposal continues to constitute a superior proposal after taking into account any revised proposal made by National Oilwell during such three business day period, and Varco’s board of directors concludes in good faith by affirmative vote of a majority of all of its members, following receipt of advice of its outside legal counsel, that the failure to accept such superior proposal would result in a breach of its fiduciary duties under applicable law; provided, however, that such termination shall not be effective until such time as payment of the termination fee shall have been made by Varco; provided, further, that Varco’s right to terminate the merger agreement shall not be available if it breached the no solicitation provision of the merger agreement in any material respect in connection with such superior proposal; or

(d)	National Oilwell has breached a representation, warranty, covenant or agreement contained in the merger agreement, which has not been cured within 20 business days after receiving written notice of the breach.

      “Superior proposal” with respect to either Varco or National Oilwell, means any bona fide written proposal made by a third party to acquire substantially all the equity securities or assets of such person (including substantially all of the assets of such person’s subsidiaries), pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization, a sale of all or substantially all of its and its subsidiaries’ assets or otherwise, on terms which the board of directors of such person determines in good faith by affirmative vote of a majority of all of its members, after consultation with such person’s outside legal counsel and financial advisors and after taking into account all material legal, financial, strategic, regulatory and other aspects of such proposal and the party making such proposal, (i) to be more favorable from a financial point of view to the holders of such person’s common stock than the merger agreement, taking into account all the terms and conditions of the merger agreement (including any proposal by the other party to the merger agreement to amend the terms of the merger) and (ii) is reasonably likely to be consummated.

      If the merger agreement is terminated by either National Oilwell or Varco as provided above, the merger agreement will become void and neither National Oilwell nor Varco will have any continuing liabilities or obligations under the merger agreement, except for:

•	any obligation to reimburse expenses or pay a termination fee under the circumstances described below;

•	any obligation to allow the other party access to information;

•	any restrictions on third party beneficiaries;

•	the provisions of the confidentiality agreement, which shall remain in full force and effect; and

•	liabilities for any knowing or willful misrepresentation in or breach of a representation, warranty, covenant or agreement contained in the merger agreement.

Obligation to Pay Expenses

      The merger agreement provides that, except as set forth below, whether or not the merger is completed, each party will pay its own expenses, except that National Oilwell and Varco will each pay one-half of the expenses incurred in filing, printing and mailing this document or incurred in any other filings required to be made with a governmental entity in connection with the merger agreement.

      National Oilwell has agreed to reimburse Varco for up to $5 million in merger-related expenses incurred by Varco prior to the termination of the merger agreement where Varco terminates the merger agreement because National Oilwell has breached a representation, warranty, covenant or agreement contained in the merger agreement, which has not been cured within 20 business days after receiving written notice of the breach.

      Varco has agreed to reimburse National Oilwell for up to $5 million in merger-related expenses incurred by National Oilwell prior to termination of the merger agreement where National Oilwell terminates the merger agreement because Varco has breached a representation, warranty, covenant or agreement contained in the merger agreement, which has not been cured within 20 business days after receiving written notice of the breach.

      These expense reimbursements must be made within one business day after the happening of the event giving rise to the payment obligation.

Termination Fee

      National Oilwell and Varco may be required to pay a termination fee of $75 million under the circumstances described below:

      National Oilwell will pay Varco a termination fee of $75 million if:

•	the merger agreement is terminated by Varco because National Oilwell’s board of directors withdraws or adversely modifies its recommendation of the merger agreement;

•	the merger agreement is terminated by Varco because National Oilwell’s board of directors recommends an acquisition transaction other than the merger;

•	the merger agreement is terminated by National Oilwell for a superior proposal as described under “— Termination of Merger Agreement;” or

•	the merger agreement is terminated by Varco or National Oilwell because the National Oilwell stockholders did not adopt the merger agreement and, at any time after August 11, 2004 and before the vote at National Oilwell’s stockholders meeting, an acquisition proposal has been publicly disclosed (or a third-party publicly announced an intention to make an acquisition proposal) and not publicly withdrawn and National Oilwell consummates a competing acquisition transaction within 12 months thereafter or enters into a definitive agreement with respect to a competing acquisition transaction within 12 months thereafter and such acquisition transaction is consummated (whether before or after such 12-month period).

      Varco will pay National Oilwell a termination fee of $75 million if:

•	the merger agreement is terminated by National Oilwell because Varco’s board of directors withdraws or adversely modifies its recommendation of the merger agreement;

•	the merger agreement is terminated by National Oilwell because Varco’s board of directors recommends an acquisition transaction other than the merger;

•	the merger agreement is terminated by Varco for a superior proposal as described under “— Termination of Merger Agreement;” or

•	the merger agreement is terminated by Varco or National Oilwell because the Varco stockholders did not adopt the merger agreement and, at any time after August 11, 2004 and before the vote at Varco’s stockholders meeting, an acquisition proposal has been publicly disclosed (or a third-party publicly announced an intention to make an acquisition proposal) and not publicly withdrawn and Varco consummates a competing acquisition transaction within 12 months thereafter or enters into a definitive agreement with respect to a competing acquisition transaction within 12 months thereafter and such acquisition transaction is consummated (whether before or after such 12-month period).

      National Oilwell’s or Varco’s payment of the $75 million termination fee is the sole and exclusive remedy of the other party with respect to the matters giving rise to the payment obligation. Notwithstanding the foregoing sentence, nothing shall relieve either National Oilwell or Varco from liability for any knowing or willful misrepresentation or inaccuracy in any of its representations or warranties contained in the merger agreement or any knowing or willful breach of any of its covenants or agreements contained in the merger agreement.

      In addition, if a party fails to promptly pay the other party an amount due, such failing party shall pay the costs and expenses of such other party (including reasonable legal fees and expenses) in connection with any action, including the filing of any lawsuit or legal action, taken to collect payment, together with interest on the amount of the payment.

Amendment and Waiver

      The merger agreement may be amended at any time by action taken by the boards of directors of National Oilwell and Varco, before or after stockholder adoption of the merger agreement. However, once the merger agreement is adopted by the stockholders, no change can be made where further stockholder approval is required by law. National Oilwell and Varco also may extend the time for performance of the obligations or other acts of the other, may waive inaccuracies in the representations or warranties contained in the merger agreement and may waive compliance with any agreements or conditions contained in the merger agreement.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED COMPANY

Directors

      National Oilwell’s certificate of incorporation divides National Oilwell’s board of directors into three classes. At each annual meeting, National Oilwell stockholders elect the members of one of the three classes to a three-year term. Immediately following the merger, the board of directors of the combined company will consist of the following ten members and each directors’ initial term will expire on the class expiration date identified opposite its name:

		Class
		Expiration
Name	Age	Date	Current Affiliation

John F. Lauletta	60	2005	Varco
Merrill A. Miller, Jr.	54	2006	National Oilwell
Greg L. Armstrong	46	2006	Varco
Robert E. Beauchamp	44	2005	National Oilwell
Ben A. Guill	53	2007	National Oilwell
David D. Harrison	57	2006	National Oilwell
Roger L. Jarvis	50	2007	National Oilwell
Eric L. Mattson	52	2007	Varco
Jeffery A. Smisek	50	2007	Varco
James D. Woods	72	2005	Varco

      John F. Lauletta has served as Varco’s Chief Executive Officer since January 1, 2003, Varco’s Chairman of the Board since May 2003 and has served on Varco’s board of directors since April 1996. From April 1996 until May 2003, Mr. Lauletta served as Varco’s President. From May 2000 until January 2003, Mr. Lauletta was Varco’s Chief Operating Officer, and from April 1996 until May 2000, he was Varco’s Chief Executive Officer. From 1993 until April 1996, Mr. Lauletta was the President and Chief Executive Officer of D.O.S., Ltd., a provider of Coiled Tubing-Wireline and solids control equipment and services to the oil and natural gas industry — which Varco acquired in April 1996. From 1973 until 1993, Mr. Lauletta was with Baker Hughes Incorporated, a provider of products and services to the oil, gas and process industries, holding several executive positions. All references to Varco include references to its predecessor corporation Tuboscope Inc.

      Merrill A. Miller, Jr. has been a Director of National Oilwell since May 2001 and Chairman of the Board since May 2002. He has served as National Oilwell’s President and Chief Operating Officer since November 2000, as Chief Executive Officer since May 2001, and in various senior executive positions with National Oilwell since February 1996.

      Greg L. Armstrong has been a Director of Varco since May 20, 2004. Since 1998, he has been the Chairman of the Board and Chief Executive Officer of Plains All American GP LLC, the general partner and controlling entity of Plains All American Pipeline, L.P., a publicly traded master limited partnership engaged in the business of marketing, gathering, transporting, terminating and storing crude oil. Mr. Armstrong served as the President, Chief Executive Officer and director of Plains Resources, Inc. from 1992 to May 2001. He previously served Plains Resources Inc. as: President and Chief Operating Officer from October to December 1992; Executive Vice President and Chief Financial Officer from June to October 1992; Senior Vice President and Chief Financial Officer from 1991 to 1992; Vice President and Chief Financial Officer from 1984 to 1991; Corporate Secretary from 1981 to 1988; and Treasurer from 1984 to 1987. Mr. Armstrong also serves as a director of the Independent Petroleum Association of America Southwest Texas Region and is a member of the National Petroleum Council.

      Robert E. Beauchamp has been a Director of National Oilwell since August 2002. Since 1988, he has served in various capacities at BMC Software, Inc., a leading provider of enterprise management solutions, most recently as President and Chief Executive Officer and as a director. During his sixteen years with

BMC, he also served as senior vice president of research & development, vice president of strategic marketing and corporate development, and director of strategic marketing.

      Ben A. Guill has been a Director of National Oilwell since 1999. He is President of First Reserve Corporation, a corporate manager of private investments focusing on the energy and energy-related sectors, which he joined in September 1998. Prior to joining First Reserve, he was the Managing Director and Co-head of Investment Banking of Simmons & Company International, an investment-banking firm specializing in the oil service industry. Mr. Guill serves as a director of Superior Energy Services, Inc., an oilfield services and equipment company, Dresser, Inc., a leader in the design, manufacture and marketing of highly engineered equipment and services for the energy industry, T-3 Energy Services, Inc., a consolidator of high-end equipment repair and specialty machining operations focused in the Gulf of Mexico, and Quanta Services, Inc., a leading provider of specialized contracting services for the electric power, telecommunications, broadband cable and gas pipeline industries.

      David D. Harrison has been a Director of National Oilwell since August 2003. Since February 2000, he has served as Executive Vice President and Chief Financial Officer of Pentair, Inc., a diversified manufacturer in tools, water technologies and enclosures businesses. From September 1999 through February 2000, Mr. Harrison was Executive Vice President and Chief Financial Officer of the Scotts Company, a lawn and garden products company. He was Executive Vice President and Chief Financial Officer and a Director of Coltec Industries, a company in the industrial and aerospace arena from 1996 to 1999. He also served as Executive Vice President and Chief Financial Officer of Pentair, Inc. from 1994 to 1996.

      Roger L. Jarvis has been a Director of National Oilwell since February 2002. He has served as President, Chief Executive Officer and Director of Spinnaker Exploration Company, a natural gas and oil exploration and production company, since 1996 and as its Chairman of the Board since 1998. Mr. Jarvis also serves as a director of The Bill Barret Corporation, a private company engaged in the acquisition, exploitation and exploration of oil and gas properties in the Rocky Mountains.

      Eric L. Mattson has been a Director of Varco (and its predecessor, Tuboscope Inc.) since January 1994. Since November 2003, Mr. Mattson has been Senior Vice President and Chief Financial Officer of VeriCenter, Inc., a private provider of managed hosting services. From November 2002 until October 2003, Mr. Mattson worked as an independent consultant. Mr. Mattson was the Chief Financial Officer of Netrail, Inc., a private Internet backbone and broadband service provider, from September 1999 until November 2002. Netrail filed for Chapter 11 Bankruptcy protection in the Northern Georgia district of the United States Bankruptcy Court in July 2001. In November 2002, the Bankruptcy Court approved Netrail’s plan of liquidation and appointed a Trustee to effect the plan. At that time, Mr. Mattson ceased to be the Chief Financial Officer of Netrail. From July 1993 until May 1999, Mr. Mattson served as Senior Vice President and Chief Financial Officer of Baker Hughes Incorporated, a provider of products and services to the oil, gas and process industries. For more than five years prior to 1993, Mr. Mattson was Vice President and Treasurer of Baker Hughes.

      Jeffery A. Smisek has been a Director of Varco (and its predecessor, Tuboscope Inc.) since February 1998. Mr. Smisek has served as Executive Vice President of Continental Airlines, Inc. since March 2003, and was elected President of Continental Airlines in August 2004, effective at the end of 2004. Prior to his election as Executive Vice President, Mr. Smisek served as Executive Vice President — Corporate of Continental Airlines, Inc. since May 2001. From November 1996 to May 2001, Mr. Smisek was Executive Vice President, General Counsel and Secretary of Continental Airlines, Inc. Mr. Smisek is also a director of Orbitz, Inc., a Nasdaq listed online travel distribution company.

      James D. Woods has been a Director of Varco since May 2000, and from 1988 until May 2000 he served as a director of a company acquired by Varco. Mr. Woods is the Chairman Emeritus and retired Chief Executive Officer of Baker Hughes Incorporated. Mr. Woods was Chief Executive Officer of Baker Hughes from April 1987, and Chairman from January 1989, in each case until January 1998. Mr. Woods is also a director of ESCO Technologies, an NYSE listed supplier of engineered filtration precuts to the process, healthcare and transportation markets; Integrated Electrical Services, an NYSE listed national provider of electrical services; Foster Wheeler Ltd., an OTC traded holding company of various subsidiaries which provides a broad range of engineering, design, construction and environmental services; OMI Corporation, an NYSE listed bulk shipping company providing seaborne transportation services primarily of crude oil and refined petroleum products and USEC Inc., an NYSE listed supplier of enriched uranium.

Executive Officers

      The following persons will be the executive officers of the combined company at the effective time of the merger.

Name	Age	Current Affiliation	Position

John F. Lauletta	60	Varco	Director and Chairman of the Board
Merrill A. Miller, Jr.	54	National Oilwell	Director, President and Chief Executive Officer
Joseph C. Winkler	53	Varco	Chief Operating Officer
Clay C. Williams	42	Varco	Vice President and Chief Financial Officer

      See “— Directors” for information about Messrs. Lauletta and Miller.

      Joseph C. Winkler has served as President of Varco since May 2003 and Chief Operating Officer since January 1, 2003. Mr. Winkler served as Varco’s Executive Vice President from April 1996 until becoming President in May 2003 and as President, Varco Drilling Equipment Group from February 2002 until January 1, 2004. Mr. Winkler served as Varco’s Chief Financial Officer from April 1996 until January 2003 and as Varco’s Treasurer from April 1996 until May 2002. From 1993 to April 1996, Mr. Winkler served as the Chief Financial Officer of D.O.S., Ltd., a provider of solids control equipment and services to the oil and natural gas industry — which Varco acquired in April 1996. Prior to joining D.O.S., Ltd., he was Chief Financial Officer of Baker Hughes INTEQ, an advanced drilling technology company, and served in a similar role for various companies owned by Baker Hughes Incorporated including Eastman/ Teleco and Milpark Drilling Fluids. All references to Varco include references to its predecessor corporation Tuboscope Inc.

      Clay C. Williams has served as Varco’s Vice President and Chief Financial Officer since January 1, 2003. From May 2002 until January 2003, Mr. Williams served as Varco’s Vice President Finance and Corporate Development. From February 2001 until May 2002, and from February 1997 until February 2000, Mr. Williams served as Varco’s Vice President — Corporate Development. From May 1999 to February 2001, Mr. Williams served as Varco’s Vice President of Pipeline Services, and from April 1996 to February 1997, he served as Varco’s Director of Corporate Development. From March 1996 to April 1996, Mr. Williams was Director of Corporate Development of D.O.S., Ltd., a provider of solids control equipment and services to the oil and natural gas industry — which Varco acquired in April 1996. Mr. Williams was an associate at SCF Partners, L.P. from January 1994 to March 1996. From July 1992 to December 1993, Mr. Williams was a graduate student at the University of Texas business school. Mr. Williams was an engineer for Shell Oil Company from 1985 to 1992. All references to Varco include references to its predecessor corporation Tuboscope Inc.

COMPARISON OF THE RIGHTS OF

NATIONAL OILWELL AND VARCO STOCKHOLDERS

      The rights of Varco stockholders are currently governed by Delaware law, Varco’s certificate of incorporation, as amended, Varco’s bylaws and Varco’s stockholder rights plan. Upon completion of the merger, Varco stockholders will become National Oilwell stockholders and their rights as National Oilwell stockholders will be governed by Delaware law, National Oilwell’s amended and restated certificate of incorporation, as amended and National Oilwell’s bylaws.

      The following describes the material differences between the rights of Varco stockholders and the rights of National Oilwell stockholders. It is not a complete summary of the provisions affecting, and the differences between, the rights of Varco stockholders and National Oilwell stockholders. The summary is qualified in its entirety by reference to the Delaware General Corporation Law; Varco’s third amended and restated certificate of incorporation; Varco’s third amended and restated bylaws; Varco’s stockholder rights plan; National Oilwell’s amended and restated certificate of incorporation; and National Oilwell’s bylaws. In the Summary, we refer to National Oilwell’s amended and restated certificate of incorporation as National Oilwell’s amended and restated certificate of incorporation, and to Varco’s third amended and restated certificate of incorporation as Varco’s amended and restated certificate of incorporation.

Authorized Capital Stock

National Oilwell	Varco

The authorized capital stock of National Oilwell consists of 150 million shares of common stock, par value $0.01 per share, one share of special voting stock and 10 million shares of preferred stock, par value $0.01 per share. The class of special voting stock will be eliminated if the amended and restated merger agreement is adopted by National Oilwell stockholders and the merger is completed.	The authorized capital stock of Varco consists of 200 million shares of common stock, par value $0.01 per share, and 5 million shares of preferred stock, par value $0.01 per share.

Size of Board of Directors

National Oilwell	Varco

National Oilwell’s board of directors currently has nine members. National Oilwell’s amended and restated certificate of incorporation provides that the minimum number of directors is three and that the actual number of directors may be fixed by a majority of the entire board of directors.	Varco’s board of directors has nine members. Varco’s amended and restated certificate of incorporation provides that the number of directors will not be less than one nor more than 15, and that the actual number of directors may be fixed exclusively by the board of directors.

Cumulative Voting

National Oilwell	Varco

National Oilwell’s stockholders are not entitled to cumulative voting.	Varco’s stockholders are not entitled to cumulative voting.

Classes of Directors

National Oilwell	Varco

National Oilwell’s amended and restated certificate of incorporation provides that its board of directors is divided into three classes of directors, of as equal size as practicable, with each class being elected to a staggered three-year term.	Varco’s board of directors is not classified.

Removal of Directors

National Oilwell	Varco

National Oilwell’s amended and restated certificate of incorporation provides that a director of a Delaware corporation with a classified board may be removed only for cause and only by the holders of eighty percent (80%) of the shares entitled to vote.	Varco’s amended and restated certificate of incorporation provides that a director may be removed only for cause and then only by an affirmative vote of the holders of two-thirds of the shares entitled to vote.

Vacancies on the Board of Directors

National Oilwell	Varco

Under Delaware law, unless the certificate of incorporation or bylaws provide otherwise, the board of directors of a corporation may fill any vacancy on the board, including vacancies resulting from an increase in the number of directors. National Oilwell’s amended and restated certificate of incorporation provides that newly created directorships resulting from any increase in the authorized number of directors, or resulting from death, resignation, disqualification, removal or other cause, may be filled only by the affirmative vote of a majority of the remaining directors.	Varco’s amended and restated certificate of incorporation provides that newly created directorships resulting from any increase in the authorized number of directors, or resulting from death, resignation, disqualification, removal or other cause, may only be filled by a majority vote of the remaining directors.

Action by Written Consent

National Oilwell	Varco

Under Delaware law, unless the certificate of incorporation provides otherwise, any stockholder action may be taken without a meeting if consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted. As permitted by Delaware law, National Oilwell’s amended and restated certificate of incorporation provides that any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of stockholders. National Oilwell’s amended and restated certificate of incorporation specifically prohibits stockholders from taking action by written consent.	As permitted by Delaware law, Varco’s amended and restated certificate of incorporation provides that any action required or permitted to be taken by stockholders must be taken at an annual or special meeting of stockholders and may not be taken by written consent.

Amendments to Certificate of Incorporation

National Oilwell	Varco

Under Delaware law, a proposed amendment to the certificate of incorporation requires a resolution adopted by the board of directors and, unless otherwise provided in the certificate of incorporation, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote thereon and (if applicable) the affirmative vote of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class. National Oilwell’s amended and restated certificate of incorporation provides that the certificate of incorporation may be amended, changed or repealed in the manner prescribed by law, provided, that any amendment related to the provisions affecting directors requires approval of eighty percent (80%) of the combined voting power of the outstanding shares of voting stock, voting together as a single class, and that any amendment related to the provisions affecting capital stock requires approval of the holders of a majority of the then outstanding common shares voting as a single class.	Most of the provisions of Varco’s amended and restated certificate of incorporation may be amended by the holders of a majority of the outstanding Varco common stock as provided under Delaware law, since a greater vote is not required by Varco’s amended and restated certificate of incorporation. However, as permitted by Delaware law, the approval of two-thirds of the outstanding shares of Varco common stock is required to amend those provisions of Varco’s amended and restated certificate of incorporation that:

• authorize the directors to determine that a person may not serve as a director of Varco if the director holds a position with another company which the directors determine to be a competitor;

• set the authorized number of directors;

• give Varco stockholders the authority to remove a director at any time for cause by a vote of the holders of at least two-thirds of the outstanding Varco common stock; and

• deny the right of Varco stockholders to act by written consent.

Amendments to Bylaws

National Oilwell	Varco

As permitted by Delaware law, National Oilwell’s amended and restated certificate of incorporation provides that any alteration, amendment or repeal of National Oilwell’s bylaws may be adopted either by the affirmative vote of at least a majority of its board of directors or by the stockholders by the affirmative vote of at least a majority of the combined voting power of the outstanding shares of voting stock, voting together as a single class.	As permitted by Delaware law, Varco’s amended and restated certificate of incorporation and bylaws provide that Varco’s bylaws may be altered, amended or repealed and new bylaws may be adopted by the board of directors or by the holders of at least a majority of the outstanding shares of capital stock of Varco entitled to vote thereon, voting together as a single class.

Special Meeting of Stockholders

National Oilwell	Varco

As permitted by Delaware law, National Oilwell’s amended and restated certificate of incorporation and bylaws provide that special meetings of the stockholders may be called by:

• the chairman of the board of directors;

• the president; or

• the board of directors pursuant to a resolution approved by a majority of the members of the board then in office.	As permitted by Delaware law, Varco’s bylaws provide that special meetings of the stockholders may be called by the President or must be called by the President and Secretary if:

• a majority of the board of directors requests in writing a meeting; or

• stockholders owning a majority of the outstanding capital stock entitled to vote request in writing a meeting.

Vote on Extraordinary Corporate Transactions

National Oilwell	Varco

Under Delaware law, a sale or other disposition of all or substantially all of a corporation’s assets, a merger or consolidation of a corporation with another corporation or a dissolution of a corporation requires the affirmative vote of the corporation’s board of directors (except in limited circumstances) plus, with limited exceptions, the affirmative vote of a majority of the outstanding stock entitled to vote on the transaction.	Varco stockholders are subject to the same Delaware law provision.

Inspection of Documents

National Oilwell	Varco

Delaware law allows any stockholder the right to inspect for any proper purpose the corporation’s stock ledger, a list of its stockholders and its other books and records, and to make copies or extracts from those documents. A proper purpose means a purpose reasonably related to the person’s interest as a stockholder.	Varco stockholders are subject to the same Delaware law provisions.

State Anti-Takeover Statutes

National Oilwell	Varco

Delaware law generally prohibits public corporations from engaging in significant business transactions, including mergers, with a holder of 15% or more of the corporation’s stock for a period of three years after the holder exceeds that ownership level, unless:

• the board approves either the transaction in question or the acquisition of shares by the interested stockholder prior to the time the stockholder becomes an interested stockholder based on its direct or indirect ownership of 15% of the corporation’s stock;

• when the interested stockholder exceeds the 15% threshold, it acquires at least 85% of the outstanding shares not held by certain affiliates, such as pursuant to a tender offer; or

• the transaction is approved by the board of directors and the holders of at least two-thirds of the corporation’s shares entitled to vote thereon, excluding the shares held by the interested stockholder, at a meeting of stockholders. Delaware law permits this vote to occur at or after the interested stockholder’s share acquisition date.	Varco stockholders are subject to the same Delaware law provisions.

Stockholder Rights Plan

National Oilwell	Varco

National Oilwell does not have a stockholder rights plan.	Under Varco’s stockholder rights plan, each share of Varco common stock has “attached” to it one preferred stock purchase right. Further, upon the occurrence of one of the following events, each right will entitle the holder to purchase, at $75, additional shares of Varco common stock in lieu of preferred shares:

• ten days after a public announcement that a person or group has acquired or obtained the right to acquire beneficial ownership of 15% or more of the outstanding shares of Varco common stock; or

• ten business days, or such later date as may be determined by Varco’s board of directors, following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of Varco common stock.

The rights have some anti-takeover effects. Because a person or group acquiring Varco common stock in a manner that causes the rights to become exercisable is not entitled to exercise the rights that relate to its shares, such person or group’s ownership of Varco common stock would be severely diluted if the other stockholders exercise their rights. All, but not less than all, of the rights may be redeemed by Varco’s board of directors for $0.01 per right. The terms of the rights plan may be supplemented or amended by Varco without the approval of any holders of Varco common stock or the rights. Varco amended the rights plan on August 11, 2004 to exempt National Oilwell from the application of the rights plan in connection with the transactions contemplated by the merger agreement.

Special Voting Stock

National Oilwell	Varco

National Oilwell’s amended and restated certificate of incorporation provides for one share of special voting stock (the “Voting Share”) that possesses a number of votes equal to the number of outstanding exchangeable shares from time to time not owned by National Oilwell or any entity controlled by National Oilwell for the election of directors and on all other matters submitted to a vote of stockholders of National Oilwell. The holders of National Oilwell common stock and the holder of the Voting Share will vote together as a single class on all matters. In the event of certain liquidation events in respect of National Oilwell, all outstanding exchangeable shares will automatically be exchanged for shares of National Oilwell common stock, and the holder of the Voting Share will not be entitled to receive any assets of National Oilwell available for distribution to its stockholders. The holder of the Voting Share will not be entitled to receive dividends. In 2002, all outstanding exchangeable shares were redeemed and the Voting Share was canceled. The class of special voting stock will be eliminated if the merger agreement is adopted by National Oilwell stockholders and the merger is completed.	Varco does not have special voting stock.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

      The unaudited pro forma condensed combined financial statements have been prepared assuming the merger of National Oilwell and Varco is accounted for as a purchase under U.S. generally accepted accounting principles, and are based on the historical consolidated financial statements of each company which include, in the opinion of management of both companies, all adjustments necessary to present fairly the results as of and for such periods. However, the unaudited pro forma condensed combined financial statements do not give consideration to the impact, if any, of asset dispositions or cost savings that may result from the merger. The following unaudited pro forma condensed combined balance sheet at June 30, 2004, and unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2004 and the year ended December 31, 2003 should be read in conjunction with the historical financial statements of National Oilwell and Varco and the related notes which are incorporated by reference into this document. The unaudited pro forma condensed combined financial statements were prepared as if the merger occurred as of or at the beginning of each period presented. There are no significant adjustments required to the historical financial data to conform the accounting policies of the two companies.

      The unaudited pro forma condensed combined financial statements are presented for informational purposes only and are not necessarily indicative of results of operations or financial position that would have occurred had the transaction been consummated at the beginning of the period presented, nor are they necessarily indicative of future results.

NATIONAL-OILWELL, INC. AND VARCO INTERNATIONAL, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

	June 30, 2004

	Historical

	National-				Pro Forma
	Oilwell	Varco	Adjustments		Combined

	(In millions)
Assets
Current assets:
Cash and cash equivalents	$62.7	$86.7	$(10.0	)(A)	$139.4
Receivables, net	442.5	336.2	—		778.7
Inventories, net	726.2	325.6	—		1,051.8
Prepaid and other current assets	34.9	44.0	—		78.9

Total current assets	1,266.3	792.5	(10.0)		2,048.8
Property, plant and equipment, net	241.2	485.2	153.4	(B)	879.8
			10.0	(A)
Goodwill	592.1	455.2	1,047.8	(B)	2,105.1
Intangibles, net	78.1	38.7	391.4	(B)	508.2
Other assets	78.3	10.7	—		89.0

	$2,256.0	$1,782.3	$1,592.6		$5,630.9

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$211.1	$81.3	$—		$292.4
Other accrued liabilities	215.7	137.4	—		353.1

Total current liabilities	426.8	218.7	—		645.5
Long-term debt	579.3	457.3	—		1,036.6
Deferred income taxes and other	99.7	84.5	185.2	(B)	369.4

Total liabilities	1,105.8	760.5	185.2		2,051.5
Commitments and contingencies
Minority interest	16.2	—	—		16.2
Stockholders’ equity:
Common stock	0.9	1.0	(0.2	)(B)	1.7
Additional paid-in capital	688.8	551.7	1,876.7	(B)	3,117.2
Accumulated other comprehensive loss	(47.0)	(7.9)	7.9	(B)	(47.0)
Retained earnings	491.3	523.3	(523.3)		491.3
Treasury stock	—	(46.3)	46.3		—

Total stockholders’ equity	1,134.0	1,021.8	1,407.4		3,563.2

	$2,256.0	$1,782.3	$1,592.6		$5,630.9

The accompanying notes are an integral part of these statements.

NATIONAL-OILWELL, INC. AND VARCO INTERNATIONAL, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

	Six Months Ended June 30, 2004

	Historical

	National-				Pro Forma
	Oilwell	Varco	Adjustments		Combined

	(In millions, except per share data)
Revenues	$1,029.7	$711.2	$(6.4	)(D)	$1,734.5
			(6.4	)(D)
Cost of products and services sold	808.6	525.3	5.1	(C)	1,332.6

Gross profit	221.1	185.9	(5.1)		401.9
Selling, general, and administrative	157.1	107.9	—		265.0

Operating income	64.0	78.0	(5.1)		136.9
Interest and financial costs	(17.5)	(15.0)	—		(32.5)
Other income (expense), net	(0.3)	(2.1)	—		(2.4)

Income from continuing operations before income taxes and minority interest	46.2	60.9	(5.1)		102.0
Provision for income taxes	13.4	20.5	(1.7	)(C)	32.2

Income from continuing operations before minority interest	32.8	40.4	(3.4)		69.8
Minority interest in income of consolidated subsidiaries	(0.4)	—	—		(0.4)

Net income from continuing operations	$32.4	$40.4	$(3.4)		$69.4

Net income from continuing operations per share:
Basic	$0.38	$0.42			$0.42

Diluted	$0.38	$0.41			$0.41

Weighted average shares outstanding:
			(97.0	)(B)
Basic	$85.6	$97.0	81.0	(B)	$166.6

			0.8	(E)
			(98.0	)(B)
Diluted	$86.2	$98.0	81.0	(B)	$168.0

The accompanying notes are an integral part of these statements.

NATIONAL-OILWELL, INC. AND VARCO INTERNATIONAL, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

	Year Ended December 31, 2003

	Historical

	National				Pro Forma
	Oilwell	Varco	Adjustments		Combined

	(In millions, except per share data)
Revenues	$2,004.9	$1,437.6	$(16.1	)(D)	$3,426.4
			(16.1	)(D)
Cost of products and services sold	1,540.7	1,032.6	10.2	(C)	2,567.4

Gross profit	464.2	405.0	(10.2)		859.0
Selling, general, and administrative	305.2	239.0	—		544.2

Operating income	159.0	166.0	(10.2)		314.8
Interest and financial costs	(36.6)	(30.2)	—		(66.8)
Other income (expense), net	(5.7)	(2.2)	—		(7.9)

Income from continuing operations before income taxes and minority interest	116.7	133.6	(10.2)		240.1
Provision for income taxes	33.7	44.8	(3.5	)(C)	75.0

Income from continuing interests before minority interest	83.0	88.8	(6.7)		165.1
Minority interest in income of consolidated subsidiaries	(6.2)	—	—		(6.2)

Net income from continuing operations	$76.8	$88.8	$(6.7)		$158.9

Net income from continuing operations per share:
Basic	$0.91	$0.91			$0.96

Diluted	$0.90	$0.90			$0.95

Weighted average shares outstanding:
			(97.3	)(B)
Basic	84.5	97.3	81.0	(B)	165.5

			0.7	(E)
			(98.2	)(B)
Diluted	85.0	98.2	81.0	(B)	166.7

The accompanying notes are an integral part of these statements.

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

(A)	To record the estimated initial transaction costs of $10.0 million, representing one-time professional and advisory fees. The one-time costs are not reflected in the Unaudited Pro Forma Condensed Combined Statements of Operations since the charges are non recurring in nature.

(B)	To record the issuance of 81,000,787 shares of National Oilwell common stock, at an assumed market price of $29.99 to acquire all of the 96,856,137 outstanding shares at June 30, 2004 of Varco at the agreed exchange ratio of 0.8363 per share. Based on preliminary estimates, the transaction is assumed to result in the write up of Varco’s fixed assets of $153.4 million, the identification of additional Varco amortizable intangibles of $391.4 million and related tax effects. The excess of purchase price over the net assets acquired of $1,057.8 million is included in goodwill.

(C)	To record the increased depreciation and amortization expense associated with the write up of fixed assets and identification of intangibles noted at (A) above, with a tax benefit calculated at 34%.

(D)	To eliminate revenues and cost of revenues associated with sales between National Oilwell and Varco.

(E)	Under the merger agreement, the outstanding Varco stock options will convert to National Oilwell stock options at the exchange rate of 0.8363 with a corresponding adjustment in exercise price. The 7.1 million shares of Varco stock subject to options at June 30, 2004 converted under the “treasury stock method” at a weighted average exercise price of $16.89 per share results in additional dilution of 0.8 million shares of National Oilwell.

Note:	The pro forma results of operations do not include any anticipated combination benefits from the elimination of manufacturing, engineering, sales and administrative costs that management believes will be specifically identified during the integration planning process or after closing of the transaction. Management currently estimates that it will have achieved pre-tax savings of $40-50 million by the end of 2005. Assuming cost savings of this magnitude are identified, additional one time combination costs required to implement the savings will be incurred, and are expected to approximate $30.0 million and, if related to the operations of Varco, result in an increase to goodwill and debt if reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet. If such costs relate to the operations of National Oilwell, the amounts will be reflected as a charge to operating income.

DESCRIPTION OF NATIONAL OILWELL CAPITAL STOCK

      The capital stock of National Oilwell is as summarized below. Such summary is qualified in its entirety by reference to the National Oilwell amended and restated certificate of incorporation in existence prior to the adoption of the merger agreement.

      The National Oilwell amended and restated certificate of incorporation currently authorizes 150,000,000 shares of National Oilwell common stock, one share of special voting stock and 10,000,000 shares of National Oilwell preferred stock. If the merger agreement is adopted by National Oilwell stockholders, then the National Oilwell amended and restated certificate of incorporation will be amended to authorize 500,000,000 shares of National Oilwell common stock and 10,000,000 shares of National Oilwell preferred stock.

Common Stock

      There were 85,894,725 shares of National Oilwell common stock outstanding as of September 10, 2004. The holders of National Oilwell common stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Holders of National Oilwell common stock are not entitled to cumulate their votes in elections of directors. Common stockholders have no preemptive rights or other rights to subscribe for additional shares. Holders of National Oilwell common stock have an equal and ratable right to receive dividends when, as and if declared by the board of directors out of funds legally available therefor subject only to any payment requirements or other restrictions imposed by any series of preferred stock that may be issued in the future. The transfer agent and registrar for the National Oilwell common stock is American Stock Transfer & Trust Company.

Special Voting Stock

      The board of directors of National Oilwell, without any action by the National Oilwell stockholders, is authorized to issue a single share of National Oilwell special voting stock. Except as otherwise required by law or the National Oilwell amended and restated certificate of incorporation, the voting share will possess a number of votes equal to the number of outstanding exchangeable shares from time to time not owned by National Oilwell or any entity controlled by National Oilwell for the election of directors and on all other matters submitted to a vote of stockholders of National Oilwell. The holders of National Oilwell common stock and the holder of the voting share will vote together as a single class on all matters. In the event of a National Oilwell liquidation event, all outstanding exchangeable shares will automatically be exchanged for shares of National Oilwell common stock, and the holder of the voting share will not be entitled to receive any assets of National Oilwell available for distribution to its stockholders. The holder of the voting share will not be entitled to receive dividends. There are no shares of National Oilwell special voting stock outstanding. The class of special voting stock will be eliminated if the merger agreement is adopted by National Oilwell stockholders and the merger is completed.

Preferred Stock

      The board of directors of National Oilwell, without any action by the National Oilwell stockholders, is authorized to issue up to 10,000,000 shares of preferred stock, in one or more series and to determine the voting rights (including the right to vote as a series on particular matters), preferences as to dividends and in liquidation and the conversion and other rights of each such series. There are no shares of preferred stock outstanding.

Certain Anti-Takeover and Other Provisions

      The National Oilwell amended and restated certificate of incorporation and the bylaws of National Oilwell contain provisions that could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors of National Oilwell and in the policies formulated by the board of directors and to discourage certain types of transactions which may involve an actual or threatened change of control of National Oilwell. The provisions are designed to reduce the vulnerability of National Oilwell to an unsolicited proposal for a takeover of National Oilwell that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of National Oilwell. The provisions are also intended to discourage certain tactics that may be used in proxy fights. The board of directors believes that, as a general rule, such takeover proposals would not be in the best interest of National Oilwell and its stockholders. Set forth below is a description of such provisions in the amended and restated certificate of incorporation and the bylaws. The description of such provisions set forth below discloses, in the opinion of National Oilwell’s management, all material elements of such provisions, is intended only as a summary and is qualified in its entirety by reference to the pertinent sections of the amended and restated certificate of incorporation and the bylaws. The board of directors has no current plans to formulate or effect additional measures that could have an anti-takeover effect.

      Classified Board of Directors. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the board of directors. At least two annual meetings of stockholders generally will be required to effect a change in a majority of the board of directors. Such a delay may help ensure that National Oilwell’s directors, if confronted by a stockholder attempting to force a proxy contest, a tender or exchange offer or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interests of the stockholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the board of directors would be beneficial to National Oilwell and its stockholders and whether a majority of National Oilwell stockholders believes that such a change would be desirable. Pursuant to the amended and restated certificate of incorporation, the provisions relating to the classification of directors may only be amended by the affirmative vote of eighty percent of the then outstanding shares of capital stock entitled to vote thereon.

      Removal of Directors Only for Cause. Pursuant to the amended and restated certificate of incorporation, directors can be removed from office only for cause and only by the affirmative vote of eighty percent of the then outstanding shares of capital stock entitled to vote thereon, other than at the expiration of their term of office. Vacancies on the board of directors may be filled only by the remaining directors and not by the stockholders.

      Number of Directors. The amended and restated certificate of incorporation provides that the entire board of directors will consist of not less than three members, the exact number to be set from time to time by resolution of the board of directors. Accordingly, the board of directors, and not the stockholders, has the authority to determine the number of directors and could delay any stockholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new vacancies with its own nominees until the next stockholder election.

      No Written Consent of Stockholders. The amended and restated certificate of incorporation also provides that any action required or permitted to be taken by the stockholders of National Oilwell must be taken at a duly called annual or special meeting of stockholders and may not be taken by written consent. In addition, special meetings may only be called by (i) the Chairman of the Board, (ii) the President or (iii) the board of directors pursuant to a resolution adopted by a majority of the then-authorized number of directors.

      Certificate of Incorporation and Bylaws. The amended and restated certificate of incorporation provides that the board of directors, by a majority vote, may adopt, alter, amend or repeal provisions of the Bylaws.

      Business Combinations under Delaware Law. National Oilwell is subject to Section 203 of the DGCL, which prohibits certain transactions between a Delaware corporation and an interested stockholder, which is defined as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder’s proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock, unless (i) the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors prior to the date the interested stockholder acquired shares, (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which it became an interested stockholder or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the votes entitled to be cast by disinterested stockholders at an annual or special meeting.

      Preferred Stock. The amended and restated certificate of incorporation authorizes the board of directors of National Oilwell, without any action by the stockholders of National Oilwell, to issue up to 10,000,000 shares of preferred stock, in one or more series and to determine the voting rights (including the right to vote as a series on particular matters), preferences as to dividends and in liquidation and the conversion and other rights of each such series. Because the terms of the preferred stock may be fixed by the board of directors of National Oilwell without stockholder action, the preferred stock could be issued quickly with terms designed to make more difficult a proposed takeover of National Oilwell or the removal of its management, thus affecting the market price of the National Oilwell common stock and preventing stockholders from obtaining any premium offered by the potential buyer. The board of directors will make any determination to issue such shares based on its judgment as to the best interests of National Oilwell and its stockholders.

Liability of Officers and Directors — Indemnification

      Delaware law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breach of officers’ and directors’ fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The amended and restated certificate of incorporation limits the liability of officers and directors of National Oilwell to National Oilwell or its stockholders to the fullest extent permitted by Delaware law. Specifically, officers and directors of National Oilwell will not be personally liable for monetary damages for breach of an officer’s or director’s fiduciary duty in such capacity, except for liability (i) for any breach of the officers’ or directors’ duty of loyalty to National Oilwell or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (iv) for any transaction from which the officer or director derived an improper personal benefit. The inclusion of this provision in the amended and restated certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against officers and directors, and may discourage or deter stockholders or management from bringing a lawsuit against officers and directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited National Oilwell and its stockholders. Both National Oilwell’s amended and restated certificate of incorporation and bylaws provide indemnification to National Oilwell’s officers and directors and certain other persons with respect to certain matters to the maximum extent allowed by Delaware law as it exists now or may hereafter be amended. These provisions do not alter the liability of officers and directors under the U.S. federal securities laws and do not affect the right to sue (nor to recover monetary damages) under federal securities laws for violations thereof.

APPROVAL OF NATIONAL OILWELL VARCO LONG-TERM INCENTIVE PLAN

      At the National Oilwell special meeting, the stockholders will be asked to approve the National Oilwell Varco Long-Term Incentive Plan, or the Long-Term Incentive Plan. The Long-Term Incentive Plan is a broad-based incentive plan that provides for granting incentive stock options, stock options that do not constitute incentive stock options, stock appreciation rights, restricted stock awards, performance awards, stock payments and phantom stock awards to employees, consultants and non-employee directors.

      The National Oilwell board of directors unanimously adopted the Long-Term Incentive Plan on September 13, 2004, subject to stockholder approval at the National Oilwell special meeting and the completion of the merger. The affirmative vote of at least a majority of the votes cast at the special meeting is required to approve the Long-Term Incentive Plan, provided that the total votes cast represent over 50% of the outstanding National Oilwell shares entitled to vote on the proposal. If the Long-Term Incentive Plan is not approved by the stockholders of National Oilwell at the special meeting or the merger is not completed, then the Long-Term Incentive Plan will not be effective.

      In 1996, National Oilwell stockholders approved the Stock Award and Long-Term Incentive Plan, which currently reserves a total of 8.4 million shares of common stock for the grant of options to officers, key employees, non-employee directors and other persons. As of August 31, 2004, approximately 2.4 million shares were available for future grants; however, National Oilwell will not grant any new awards under the Stock Award and Long-Term Incentive Plan following the completion of the merger provided the Long-Term Incentive Plan is effective. In addition, upon completion of the merger, the combined company will not grant any new awards under Varco’s existing equity participation plan, which as of August 31, 2004 had approximately 3.8 million shares available for future grants.

      Below is a summary of the terms of the Long-Term Incentive Plan that is qualified in its entirety by reference to the full text of the Long-Term Incentive Plan which is attached to this document as Annex D.

      National Oilwell’s board of directors recommends National Oilwell stockholders vote FOR the approval of the National Oilwell Varco Long-Term Incentive Plan.

Purpose and Key Features of the Plan

      The Long-Term Incentive Plan is designed to enable National Oilwell Varco and its affiliates to provide a means to attract able directors, employees and consultants and to provide a means whereby those individuals upon whom the responsibilities of the successful administration and management of National Oilwell Varco and its affiliates rest, and whose present and potential contributions to National Oilwell Varco and its affiliates are of importance, can acquire and maintain stock ownership, thereby strengthening their concern for the welfare of National Oilwell Varco and its affiliates. A further purpose of the Long-Term Incentive Plan is to provide such individuals with additional incentive and reward opportunities designed to enhance the profitable growth of National Oilwell Varco and its affiliates.

      The number of shares and type of awards issuable under the Long-Term Incentive Plan has been based, in part, on the expected needs of the combined company in the future, the historical grant practices of both companies and the competitive practices of companies in the oilfield services industries and companies of comparable size to the combined company. The Long-Term Incentive Plan provides for the following awards (the “Awards”):

•	discretionary grants to employees of National Oilwell Varco and its subsidiary corporations of stock options that constitute incentive stock options (“Incentive Stock Options”) as defined in Section 422 of the Internal Revenue Code; and

•	discretionary grants to employees, consultants and directors of National Oilwell Varco and its affiliates of (a) stock options that do not constitute Incentive Stock Options (“Non-statutory Stock Options”), (b) shares of common stock that are subject to restrictions on disposition and forfeiture to National Oilwell Varco under certain circumstances (“Restricted Stock”), (c) payments in cash and/or shares of common stock that may be earned based on the satisfaction of various performance measures (“Performance Awards”), (d) phantom or notional shares of common stock which vest over a period of time or based on specified criteria and may be paid in cash and/or shares of common stock (“Phantom Shares”), (e) stock appreciation rights that may be paid in cash and/or shares of common stock (“SARs”) and (f) stock payments that may be made as part of any bonus, deferred compensation or other arrangement (“Stock Payment”).

Number of Shares Subject to the Long-Term Incentive Plan and Award Limits

      The aggregate maximum number of shares of National Oilwell Varco common stock that may be issued under the Long-Term Incentive Plan will be 7.5 million shares. No participant may receive Awards with respect to more than 500,000 shares in any calendar year; provided, however, that commencing January 1, 2005, to the extent the 500,000 share limit is not awarded to any participant with respect to any calendar year, the amount not so awarded but permitted for such participant shall be available for award to such participant during any subsequent calendar year. The limitation described in the preceding sentence may be adjusted upon a reorganization, stock split, recapitalization or other change in National Oilwell Varco’s capital structure. The maximum amount of Awards denominated in cash that may be granted to any participant during any calendar year may not exceed $2,000,000.

      The shares of common stock covered by the Long-Term Incentive Plan may be treasury shares or authorized but unissued shares. To the extent that an award terminates, expires, lapses, is settled in cash or repurchased for any reason, any shares subject to the Award may be used again for new grants under the Long-Term Incentive Plan. In addition, shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation may be used for grants under the Long-Term Incentive Plan.

Administration

      Generally, the Long-Term Incentive Plan will be administered by the Compensation Committee, or the Committee, of the board of National Oilwell Varco, which is intended to be comprised solely of two or more non-employee directors (within the meaning of Rule 16b-3) who also qualify as “outside directors” (within the meaning assigned to such term under Section 162(m) of the Internal Revenue Code). The board of directors will administer the Long-Term Incentive Plan as to Awards to members of the board. In addition, the Committee has the authority to delegate to one or more members of the board or one or more officers the power to administer the plan as to employees, other than persons subject to Section 16 of the Exchange Act or Section 162(m) of the Internal Revenue Code. The term “Committee” as used herein shall refer to the Compensation Committee, the board, or the subcommittee of the board, as applicable.

      The Committee will have full authority, subject to the terms of the Long-Term Incentive Plan, to establish rules and regulations for the proper administration of the Long-Term Incentive Plan, to select the employees, consultants and directors to whom Awards are granted, and to set the date of grant, the type of Award that shall be made and the other terms of the Awards. When granting Awards, the Committee will consider such factors as an individual’s duties and present and potential contributions to National Oilwell Varco’s success. At any time after grant of an Award, the Committee may, in its sole and absolute discretion and subject to whatever terms and conditions it selects (i) accelerate the period during which the Award vests or becomes exercisable or payable, (ii) accelerate the time when applicable restrictions or risk of forfeiture or repurchase lapses, (iii) extend the period during which the Award may be exercised or paid and (iv) extend the term of any Award (other than the maximum ten year term), subject in each case to any applicable restrictions imposed by Section 162(m) of the Internal Revenue Code.

Eligibility

      All employees, consultants and directors of National Oilwell Varco and its affiliates are eligible to participate in the Long-Term Incentive Plan. The selection of those employees, consultants and directors, from among those eligible, who will receive Awards is within the discretion of the Committee.

Term of Long-Term Incentive Plan

      Provided the Long-Term Incentive Plan is approved by National Oilwell’s stockholders at the National Oilwell special meeting and the merger is completed, the Long-Term Incentive Plan will be effective as of September 13, 2004 and conditioned upon approval of the merger between National Oilwell and Varco. No further Awards may be granted under the Long-Term Incentive Plan after September 13, 2014, and the Long-Term Incentive Plan will terminate thereafter once all Awards have been satisfied, exercised or expire. The board of directors or Committee in its discretion may terminate the Long-Term Incentive Plan at any time with respect to any shares of common stock for which awards have not theretofore been granted.

Award Agreement

      All Awards will be evidenced by a written contract containing provisions consistent with the Long-Term Incentive Plan and such other provisions as the Committee deems appropriate. The Committee may establish other terms and conditions for the issuance of Awards under the Long-Term Incentive Plan as are not inconsistent with the terms of the Long-Term Incentive Plan.

Stock Options

Term and Exercisability of Option

      The term of each option will be as specified by the Committee at the date of grant (but not more than ten years). The effect of the termination of an optionee’s employment, consulting relationship, or membership on the board will be specified in the Award agreement that evidences each option grant. The Committee shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may vest and be exercised. The period during which an option is exercisable shall be set forth in the Award Agreement. No portion of an option which is unexercisable at termination of the participant’s employment or service, as applicable, shall thereafter become exercisable, except as may be otherwise provided by the Committee either in the Award agreement or by action following the grant of the option.

Option Price

      The option price will be determined by the Committee and will be no less than the fair market value of the shares on the date that the option is granted, except for adjustments for certain changes in the National Oilwell Varco common stock. As of September 15, 2004, the closing price of National Oilwell common stock as reported on the NYSE was $31.92.

Special Rules for Certain Stockholders

      If an Incentive Stock Option is granted to an employee who then owns, directly or by attribution under the Internal Revenue Code, stock possessing more than 10% of the total combined voting power of all classes of stock of National Oilwell Varco or a subsidiary, then the term of the option will not exceed five years, and the option price will be at least 110% of the fair market value of the shares on the date that the option is granted.

Size of Grant

      Subject to the limitations described above under the section “Number of Shares Subject to the Long-Term Incentive Plan and Award Limits,” the number of shares for which an option is granted to an employee, consultant or director will be determined by the Committee.

Status of Options

      The status of each option granted to an employee as either an Incentive Stock Option or a Non-statutory Stock Option will be designated by the Committee at the time of grant. If, however, the aggregate fair market value (determined as of the date of grant) of shares with respect to which Incentive Stock Options become exercisable for the first time by an employee exceeds $100,000 in any calendar year, the options with respect to the excess shares will be Non-statutory Stock Options. All options granted to consultants and non-employee directors will be Non-statutory Stock Options.

Payment

      The Committee may determine the method by which the option price may be paid upon exercise, including in cash, check, other shares of National Oilwell Varco common stock owned by the optionee for at least six months prior to exercise (unless waived by the Committee), shares issuable upon option exercise, other securities or property, a note, withholding of shares, or by a combination thereof. The Long-Term Incentive Plan also allows the Committee, in its discretion, to establish procedures pursuant to which an optionee may affect a cashless broker exercise of an option. No participant who is a member of the board of directors or an executive officer shall be permitted to pay the exercise price or tax withholding obligation of an option or any other Award in any method that would violate Section 13(k) of the Exchange Act.

Transferability

      An Incentive Stock Option is not transferable other than by will or the laws of descent and distribution, and may be exercised during the employee’s lifetime only by the employee or his or her guardian or legal representative. A Non-statutory Stock Option is not transferable other than by will or the laws of descent and distribution, or, with the consent of the Committee, to certain family members or trusts.

Restricted Stock

Transfer Restrictions and Forfeiture Obligations

      Pursuant to a Restricted Stock award, shares of National Oilwell Varco common stock will be issued or delivered to the employee, consultant or director at the time the award is made without any payment to National Oilwell Varco (other than for any payment amount determined by the Committee in its discretion), but such shares will be subject to certain restrictions on the disposition thereof and certain obligations to forfeit and surrender such shares to National Oilwell Varco, which may be linked to Performance Criteria or other specified criteria including passage of time, as may be determined in the discretion of the Committee.

Waiver of Restrictions

      The Committee may, in its discretion, waive any restrictions on any outstanding Restricted Stock award as of a date determined by the Committee, but the Committee may not in general take any action to waive restrictions on a Restricted Stock award that has been granted to a covered employee (within the meaning of Section 162(m) of the Internal Revenue Code) if such award has been designed to meet the exception for performance-based compensation under Section 162(m) of the Internal Revenue Code.

Performance Awards

Performance Period

      The Committee may, in its sole discretion, grant Performance Awards under the Long-Term Incentive Plan that may be paid in cash, National Oilwell Varco common stock or a combination thereof as determined by the Committee. At the time of the grant, the Committee will establish the maximum dollar amount of each Performance Award, the performance goals which may be linked to Performance Criteria or other specified criteria, including passage of time, and the performance period over which the performance goals will be measured.

Payment

      Following the end of the performance period, the Committee will determine and certify in writing the amount payable to the holder of the Performance Award based on the achievement of the performance goals for such performance period. Payment shall be made in cash and/or in shares of National Oilwell Varco common stock, in a lump sum or in installments, following the close of the performance period or at such later deferral date elected by the participant, each as prescribed by the Committee.

Performance-Based Compensation

      The Committee shall determine which Awards are to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code. For such Awards, the Committee shall establish performance goals applicable to those Awards based upon the attainment of such target levels of one or more of the Performance Criteria, over one or more periods of time, which may be of varying and overlapping durations, as the Committee may select. A performance goal need not be based upon an increase or positive result under a Performance Criteria and could, for example, be based upon limiting economic losses or maintaining the status quo. Which Performance Criteria to be used with respect to any grant, and the weight to be accorded thereto if more than one criteria is used, shall be determined by the Committee at the time of grant. Following the completion of each specified performance period, the Committee shall certify in writing whether the applicable performance goals have been achieved for such performance period. In determining the amount earned by a participant, the Committee shall have the right to reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the performance period.

      For purposes of the Long-Term Incentive Plan, “Performance Criteria” shall mean the following business criteria with respect to the company, any subsidiary or any division, operating unit or product line: net earnings (either before or after interest, taxes, depreciation and/or amortization), sales, revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on stockholders’ equity, return on assets, return on capital, stockholder returns, return on sales, gross or net profit margin, customer or sales channel revenue or profitability, productivity, expense, margins, cost reductions, controls or savings, operating efficiency, customer satisfaction, working capital, strategic initiatives, economic value added, earnings per share, earnings per share from operations, price per share of stock, and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The Committee will determine whether the foregoing criteria will be computed without recognition of (i) unusual or nonrecurring events affecting the company or its financial statements or (ii) changes in applicable laws, regulations or accounting principles. The Performance Criteria shall be subject to adjustment for changes in accounting standards required by the Financial Accounting Standards Board after the goal is established, and, to the extent provided for in the Award agreement, shall be subject to adjustment for specified significant extraordinary items or events.

Phantom Shares

Forfeiture

      Phantom Shares under the Long-Term Incentive Plan are awards of, or rights to receive amounts equal to, a specified number of shares of National Oilwell Varco common stock over or following a specific period of time. Such awards may be subject to fulfillment of conditions, which may be linked to Performance Criteria or other specified criteria, including the passage of time, if any, as the Committee may specify.

      The Committee may also provide that Phantom Shares will have distribution equivalent rights (“DERs”), which are rights to receive an amount equal to the value of any distributions made on shares of common stock during the period the Award is outstanding. Such DERs may be made subject to the same vesting terms as the Phantom Share award.

Payment

      Payment of Phantom Shares may be made in cash, National Oilwell Varco common stock or a combination thereof and shall be paid in a lump sum or installments, following the close of the performance period or at such later deferral date elected by the participant each as prescribed by the Committee. Any payment to be made in cash will be based on the fair market value of the National Oilwell Varco common stock on the payment date.

Stock Appreciation Rights

      The Committee may grant to employees, consultants and directors Stock Appreciation Rights, which consist of a right to receive amounts equal to the share appreciation in National Oilwell Varco common stock over a period of time, the payment may be made in shares of National Oilwell Varco common stock, cash or both. A SAR may be granted (a) in connection and simultaneously with the grant of an option, (b) with respect to a previously granted option or (c) independent of an option.

Stock Payments

      Stock Payments may be awarded in such number of shares of National Oilwell Varco common stock and may be based upon the Performance Criteria or other specific criteria, if any, as determined appropriate by the Committee, determined on the date such Stock Payment is made or on any date thereafter. Stock Payments may be made as part of any bonus, deferred compensation or other arrangement, in lieu of all or any portion of such compensation.

Substitute Awards

      The Committee may also grant to individuals who become employees, consultants or directors of National Oilwell Varco or its subsidiaries in connection with a merger or other corporate transaction awards under the Long-Term Incentive Plan in substitution of an award such person may have held under his or her prior employer’s plan. It is expected that a substitute award will have substantially the same terms as the award it replaces.

Miscellaneous

      The Committee may amend or modify the Long-Term Incentive Plan at any time; provided, however, that stockholder approval will be obtained for any amendment (i) to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule, (ii) to increase the number of shares available or (iii) to permit the exercise price of any outstanding option or SAR that is “underwater” to be reduced or for an “underwater” option or SAR to be cancelled and replaced with a new Award. National Oilwell’s Corporate Governance Guidelines do not permit the repricing of options.

      The Committee has the right to substitute a SAR for an option at any time prior to or upon exercise of such option; provided that such SAR shall be exercisable for the same number of shares as such substituted option would have been exercisable for.

      National Oilwell Varco is authorized to collect from any payment due under any Award or any other compensation or other amount owing to a participant the amount of any applicable taxes required to be withheld in respect of the Award, its exercise, the lapse of restrictions thereon. In addition, the Committee may permit such tax withholding obligations to be satisfied through the withholding of shares otherwise to be acquired upon the exercise or payment of such Award, but only to the extent such withholding does not cause a charge to the National Oilwell Varco’s financial earnings.

Federal Income Tax Aspects of the Long-Term Incentive Plan

      The following is a brief summary of certain of the U.S. federal income tax consequences of certain transactions under the Long-Term Incentive Plan as normally operated and is not intended to provide or supplement tax advice to eligible employees, consultants or directors. The summary contains general statements based on current U.S. federal income tax statues, regulations and currently available interpretations thereof. This summary is not intended to be exhaustive and does not describe state, local or foreign tax consequences or the effect, if any, of gift, estate and inheritance taxes.

Incentive Stock Options

      Incentive Stock Options are subject to special federal income tax treatment. No federal income tax is imposed on the optionee upon the grant of any Incentive Stock Option. No federal income tax is imposed on the exercise of an Incentive Stock Option if the optionee does not dispose of the shares acquired pursuant to the exercise within the two-year period beginning on the date the option was granted or within the one-year period beginning on the date the option was exercised (collectively, the “holding period”). In such event, National Oilwell Varco would not be entitled to any deduction for federal income tax purposes in connection with the grant or exercise of the option or the disposition of the shares so acquired. With respect to an Incentive Stock Option, the difference between the fair market value of the stock on the date of exercise and the exercise price must generally be included in the optionee’s alternative minimum taxable income for the year in which such exercise occurs. However, if the optionee exercises an Incentive Stock Option and disposes of the shares received in the same year and the amount realized is less than the fair market value of the shares on the date of exercise, then the amount included in alternative minimum taxable income will not exceed the amount realized over the adjusted basis of the shares. Upon disposition of the shares received upon exercise of an Incentive Stock Option after the holding period, any appreciation of the shares above the exercise price should constitute capital gain.

      If an optionee disposes of shares acquired pursuant to his or her exercise of an Incentive Stock Option prior to the end of the holding period, the optionee will be treated as having received, at the time of disposition, compensation taxable as ordinary income. In such event, and subject to the application of Section 162(m) of the Internal Revenue Code as discussed below, National Oilwell Varco may claim a deduction for compensation paid at the same time and in the same amount as compensation is treated as received by the optionee. The amount treated as compensation is the excess of the fair market value of the shares at the time of exercise (or in the case of a sale in which a loss would be recognized, the amount realized on the sale if less) over the exercise price; any amount realized in excess of the fair market value of the shares at the time of exercise would be treated as short-term or long-term capital gain, depending on the holding period of the shares.

Non-Statutory Stock Options and Stock Appreciation Rights

      As a general rule, no federal income tax is imposed on the optionee upon the grant of a Non-statutory Stock Option such as those under the Long-Term Incentive Plan (whether or not including a SAR), and National Oilwell Varco is not entitled to a tax deduction by reason of such grant. Generally, upon the exercise of a Non-statutory Stock Option, the optionee will be treated as receiving compensation taxable as ordinary income in the year of exercise in an amount equal to the excess of the fair market value of the shares of stock at the time of exercise over the option price paid for such shares. In the case of the exercise of a SAR, the holder will be treated as receiving compensation taxable as ordinary income in the year of exercise in an amount equal to the cash received plus the fair market value of the shares distributed to the holder. Upon the exercise of a Non-statutory Stock Option or a SAR, and subject to the application of Section 162(m) of the Internal Revenue Code as discussed below, National Oilwell Varco may claim a deduction for compensation paid at the same time and in the same amount as compensation income is recognized by the holder assuming applicable federal income tax reporting requirements are satisfied.

      Upon a subsequent disposition of any shares received upon exercise of a Non-statutory Stock Option or a SAR, any difference between the fair market value of the shares at the time of exercise and the amount realized on the disposition would be treated as capital gain or loss.

Restricted Stock

      The recipient of a Restricted Stock award will not realize taxable income at the time of grant, and National Oilwell Varco will not be entitled to a deduction at that time, assuming that the restrictions constitute a substantial risk of forfeiture for federal income tax purposes. When the risk of forfeiture with respect to the stock subject to the award lapses, the holder will realize ordinary income in an amount equal to the fair market value of the shares of common stock at such time, and, subject to Section 162(m) of the Internal Revenue Code, National Oilwell Varco will be entitled to a corresponding deduction. All dividends and distributions with respect to a Restricted Stock award paid to the holder before the risk of forfeiture lapses will also be compensation income to the holder when paid or when the distribution becomes vested, if later, and at that time deductible as such by National Oilwell Varco. The holder of a Restricted Stock award may elect under Section 83(b) of the Internal Revenue Code to be taxed at the time of grant of the Restricted Stock award based on the fair market value of the shares of common stock on the date of the award, in which case (a) subject to Section 162(m) of the Internal Revenue Code, National Oilwell Varco will be entitled to a deduction at the same time and in the same amount, (b) dividends paid to the recipient during the period the forfeiture restrictions apply will be taxable as dividends and will not be deductible by National Oilwell Varco, and (c) there will be no further federal income tax consequences when the risk of forfeiture lapses. Such election must be made not later than 30 days after the grant of the Restricted Stock award and is irrevocable.

Performance Awards and Phantom Shares

      An individual who has been granted a Performance Award or Phantom Share generally will not realize taxable income at the time of grant, and National Oilwell Varco will not be entitled to a deduction at that time. Whether a Performance Award or Phantom Share is paid in cash or shares of common stock, the individual will have taxable compensation and, subject to the application of Section 162(m) of the Internal Revenue Code as discussed below, National Oilwell Varco will have a corresponding deduction. The measure of such income and deduction will be the amount of any cash paid and the fair market value of any shares of common stock either at the time the Performance Award or Phantom Share is paid or at the time any restrictions on the shares (including after any deferred period)subsequently lapse, depending on the nature, if any, of the restrictions imposed and whether the individual elects to be taxed without regard to any such restrictions. Any dividend equivalents paid with respect to a Performance Award or Phantom Share prior to the actual issuance of shares under the Award will be compensation income to the employee when paid or when vested, if later, and, subject to the application of Section 162(m) of the Internal Revenue Code as discussed below, deductible as such by National Oilwell Varco at that time.

Stock Payments

      In general, a participant who receives a Stock Payment will be taxed on the fair market value of the shares of common stock on the date the shares are issued to the individual. National Oilwell Varco will be entitled to a deduction for a corresponding amount.

Section 162(m) of the Internal Revenue Code

      In general, Section 162(m) of the Internal Revenue Code precludes a public corporation from taking a deduction for annual compensation in excess of $1 million paid to its chief executive officer or any of its four other highest-paid officers unless the compensation qualifies under Section 162(m) of the Internal Revenue Code as “performance-based”. Based on Section 162(m) of the Internal Revenue Code and the regulations issued thereunder, National Oilwell Varco’s ability to deduct compensation income generated in connection with the exercise of stock options or Stock Appreciation Rights granted by the Committee under the Long-Term Incentive Plan should not be limited by Section 162(m) of the Internal Revenue Code. Further, National Oilwell Varco believes that compensation income generated in connection with Performance Awards based on Performance Criteria and otherwise administered in conformity with Section 162(m) under the Long-Term Incentive Plan in general should not be limited by Section 162(m) of the Internal Revenue Code. The Long-Term Incentive Plan has been designed to provide flexibility with respect to whether Restricted Stock awards and other Awards granted by the Committee will qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code and, therefore, be exempt from the deduction limit. Assuming no election is made under Section 83(b) of the Internal Revenue Code, if the lapse of the forfeiture restrictions relating to a Restricted Stock award granted by the Committee is based solely upon the satisfaction of one of the Performance Criteria set forth in the Long-Term Incentive Plan, then National Oilwell Varco believes that the compensation expense deduction relating to such an award should not be limited by Section 162(m) of the Internal Revenue Code. However, compensation expense deductions relating to Restricted Stock awards granted by the Committee will be subject to the Section 162(m) deduction limitation if the Restricted Stock becomes vested based upon any other criteria set forth in such award (such as the occurrence of a Change of Control or vesting based upon continued service with National Oilwell Varco). Compensation income generated in connection with Phantom Shares or Stock Payments under the Long-Term Incentive Plan will also be subject to the Section 162(m) deduction limitation if the award is based on criteria other than Performance Criteria. Furthermore, the income generated in connection with all Awards granted under the Long-Term Incentive Plan by an officer of National Oilwell Varco will not qualify as performance-based compensation and, accordingly, National Oilwell Varco’s deduction for such compensation may be limited by Section 162(m) of the Internal Revenue Code.

      The Long-Term Incentive Plan is not qualified under section 401(a) of the Internal Revenue Code.

Inapplicability of ERISA

      Based upon current law and published interpretations, National Oilwell does not believe that the Long-Term Incentive Plan is subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

      The following discussion summarizes the material U.S. federal income tax considerations of the merger. This summary is based on the Internal Revenue Code, its legislative history, applicable U.S. Treasury regulations, judicial authority and administrative rulings and practice, all as of the date of this document, all of which are subject to change, possibly with retroactive effect. This summary does not purport to be a complete discussion of all U.S. federal income tax consequences of the merger. The discussion below does not address any state, local or foreign tax consequences of the merger and does not address the tax consequences of the merger under United States federal tax law other than income tax law. In addition, this discussion may not apply, in whole or in part, to particular stockholders in light of their individual circumstances or to stockholders who are subject to special rules, such as

•	individuals who hold options in respect of Varco common stock or who have acquired Varco common stock under a compensatory or other employment-related arrangement;

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions or broker-dealers;

•	expatriates;

•	persons that have a functional currency other than the United States dollar;

•	persons who are non-United States holders (as defined below);

•	traders in securities that elect to mark-to-market; and

•	persons who hold Varco common stock as part of a hedge, straddle or conversion transaction.

      The following discussion assumes that Varco stock is held as a capital asset at the effective time of the merger.

      For purposes of this discussion, the term “United States holder” means:

•	a citizen or resident of the United States;

•	a corporation, partnership or other entity treated as a corporation or a partnership created or organized under the laws of the United States or any of its political subdivisions;

•	a trust that (i) is subject to the supervision of a court within the United States and the control of one or more United States persons or (ii) has validly elected under United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

      The term “non-United States holder” means a holder other than a United States holder.

      Varco stockholders are urged to consult their tax advisors as to the particular tax consequences of the merger to them, including the applicability and effect of any U.S. federal, state, local or foreign laws, and the effect of possible changes in applicable tax laws.

General

      It is a condition to closing of the merger that National Oilwell receive an opinion of its counsel, Vinson & Elkins L.L.P., and that Varco receive an opinion of its counsel, Latham & Watkins LLP, in each case, dated as of the effective date of the merger to the effect that for federal income tax purposes the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. National Oilwell may not waive such tax opinion closing condition to the merger after National Oilwell stockholders have approved the merger unless further National Oilwell stockholder approval is obtained with appropriate disclosure, and Varco may not waive such tax opinion closing condition to the merger after Varco stockholders have approved the merger unless further Varco stockholder approval is obtained with appropriate disclosure. The opinions of counsel will assume (1) that the statements and facts concerning the merger set forth in the merger agreement and described in this document are true, correct and complete, (2) that the merger will be consummated in the manner contemplated by, and in accordance with the terms set forth in, the merger agreement and described in this document, and (3) certain customary factual assumptions. In addition, the tax opinions will be based on representations made in representation letters provided by National Oilwell and Varco substantially in the forms attached to the merger agreement as exhibits, all of which must continue to be true and accurate in all respects as of the effective time of the merger. If any of these assumptions or representations is inaccurate, the tax consequences of the merger could differ from those described here. The opinions of counsel to be delivered in connection with the merger represent the best legal judgment of counsel to National Oilwell and counsel to Varco and are not binding on the Internal Revenue Service or the courts. Neither National Oilwell nor Varco has requested nor will request a ruling from the Internal Revenue Service as to the tax consequences of the merger, and there can be no assurance that the Internal Revenue Service will agree with the conclusions in the above-described opinions or in the discussion below.

Tax Treatment to National Oilwell, Varco and the Stockholders

      Assuming the merger qualifies as a reorganization within the meaning of section 368(a) of the Internal Revenue Code and subject to the qualifications and assumptions described herein:

•	Neither National Oilwell nor Varco will recognize gain or loss as a result of the merger.

•	National Oilwell stockholders will not recognize any gain or loss for federal income tax purposes as a result of the merger.

•	Except in connection with any cash received instead of fractional shares of National Oilwell common stock (as discussed below), a Varco stockholder will not recognize gain or loss for federal income tax purposes as a result of the receipt of shares of National Oilwell common stock in the merger.

•	A Varco stockholder’s aggregate tax basis for the shares of National Oilwell common stock received in the merger, including any fractional share interest for which cash is received, will equal the stockholder’s aggregate tax basis in shares of Varco common stock surrendered in the merger.

•	A Varco stockholder’s holding period for the shares of National Oilwell common stock received in the merger, including any fractional share interest for which cash is received, will include the period during which the shares of Varco common stock surrendered in the merger were held.

      A holder of Varco common stock who receives cash instead of a fractional share of National Oilwell common stock in the merger will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the stockholder’s adjusted tax basis allocable to such fractional share. Such gain or loss generally will constitute long-term capital gain or loss if the Varco stockholder’s holding period in the Varco common stock surrendered in the merger is more than one year as of the effective date of the merger. The deductibility of capital losses is subject to limitations.

Backup Withholding; Information Reporting

      The cash payments instead of a fractional share of National Oilwell common stock in the merger may be subject to “backup withholding” for U.S. federal income tax purposes unless certain requirements are met. Payments will not be subject to backup withholding if the holder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (2) provides National Oilwell or the third-party paying agent, as appropriate, with the holder’s correct taxpayer identification number and completes a form in which the holder certifies that the holder is not subject to backup withholding. The taxpayer identification number of an individual is his or her Social Security number. Any amount paid as backup withholding will be credited against the holder’s U.S. federal income liability provided the holder furnishes the required information to the Internal Revenue Service. Holders must also comply with the information reporting requirements of the Treasury regulations under the tax-free reorganization provisions of the Internal Revenue Code. Appropriate documentation for the foregoing purposes will be provided to holders by the exchange agent.

Tax matters are very complicated, and the tax consequences of the merger to a particular Varco stockholder will depend on that stockholder’s own tax situation. Varco stockholders are encouraged to consult their tax advisors regarding the specific tax consequences of the merger, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws.

SUBMISSION OF STOCKHOLDER PROPOSALS

National Oilwell

      Whether or not the merger is completed as expected, National Oilwell will hold an annual stockholder meeting in 2005. If a stockholder wishes to submit proposals to be included in National Oilwell’s proxy statement for the 2005 annual meeting, National Oilwell must receive the proposal on or before December 31, 2004. Please address any proposals to: M. Gay Mather, Secretary, National-Oilwell, Inc., 10000 Richmond Avenue — 6th Floor, Houston, Texas 77042.

      If you wish to submit proposals at the meeting that are not eligible for inclusion in the proxy statement, you must give written notice no later than February 25, 2005 to: M. Gay Mather, Secretary, National-Oilwell, Inc., 10000 Richmond Avenue — 6th Floor, Houston, Texas 77042. If you do not comply with this notice provision, the proxy holders will be allowed to use their discretionary voting authority on the proposal when it is raised at the meeting. In addition, proposals must also comply with National Oilwell’s by-laws and the rules and regulations of the Securities and Exchange Commission.

Varco

      Varco will hold an annual meeting in 2005 only if the merger has not already been completed. If such a meeting is held and a stockholder desires to have a proposal considered for presentation at the annual meeting, and included in the proxy statement and form of proxy used in connection with such meeting, the proposal must be forwarded in writing to our Secretary so that it is received no later than December 21, 2004. Any such proposal must comply with the requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934.

      If a stockholder, rather than including a proposal in our proxy statement as discussed above, commences his or her own proxy solicitation for the annual meeting in 2005 or seeks to nominate a candidate for election or propose business for consideration at such meeting, we must receive notice of such proposal on or before March 7, 2005. If the notice is not received by March 7, 2005 it will be considered untimely under Rule 14a-4(c)(1) of the SEC’s proxy rules, and we will have discretionary voting authority under proxies solicited for the 2005 Annual Meeting of Stockholders with respect to such proposal, if presented at the meeting.

      Proposals and notices should be directed to the attention of the Secretary, Varco International, Inc., 2000 W. Sam Houston Parkway South, Suite 1700, Houston, Texas 77042.

LEGAL MATTERS

      The validity of the securities to be issued in the transaction will be passed upon for National Oilwell by Vinson & Elkins L.L.P. We expect that the opinions referred to in the discussion set forth in the “Material Federal Income Tax Consequences” section of this document will be provided to National Oilwell by Vinson & Elkins L.L.P. and to Varco by Latham & Watkins LLP.

EXPERTS

      The consolidated financial statements of National-Oilwell, Inc. at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, incorporated by reference in the Proxy Statement of National-Oilwell, Inc., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report incorporated by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements of Varco International, Inc. at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, incorporated by reference in the Proxy Statement of National-Oilwell, Inc., which is referred to and made a part of this Prospectus and

Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report incorporated by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      National Oilwell has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 that registers the distribution of the shares of National Oilwell common stock to be issued to Varco stockholders in connection with the merger. That registration statement, including the attached exhibits and schedules, contains additional relevant information about National Oilwell and National Oilwell common stock. The rules and regulations of the Securities and Exchange Commission allow us to omit some of the information included in the registration statement from this document.

      In addition, National Oilwell and Varco file reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy that information at the Securities and Exchange Commission’s public reference room at the following location:

Public Reference Room

450 Fifth Street, N.W.
Washington, D.C. 20549
1-800-732-0330

      You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

      The Securities and Exchange Commission also maintains an Internet world wide website that contains reports, proxy statements and other information about issuers, including National Oilwell and Varco, that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

      The Securities and Exchange Commission allows National Oilwell and Varco to “incorporate by reference” information into this document. This means that National Oilwell and Varco can disclose important information by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be part of this document, except for any information that is superseded by information that is included directly in this document.

      This document incorporates by reference the documents listed below that National Oilwell and Varco have previously filed with the Commission, excluding any information in a Form 8-K furnished pursuant to item 9 or 12.

National Oilwell’s Filings (File No. 001-12317)

•	Annual Report on Form 10-K for the year ended December 31, 2003;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004 filed with the Commission on May 10, 2004 and August 9, 2004, respectively;

•	Current Reports on Form 8-K filed with the Commission on August 12, 2004 and September 13, 2004; and

•	Description of National Oilwell common stock contained in the Registration Statement on Form 8-A, filed with the Commission on October 15, 1996.

      You may request a copy of National Oilwell’s filings at no cost by making written or telephone requests for copies to: National-Oilwell, Inc., 10000 Richmond Avenue, Houston, Texas 77042-4200, (713) 346-7500, Attention: Investor Relations.

      National Oilwell also makes available free of charge on its Internet website at http://www.natoil.com its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K,

and any amendments to those reports, as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the Commission. Information contained on National Oilwell’s website is not part of this document.

Varco’s Filings (File No. 001-13309)

•	Annual Report on Form 10-K for the year ended December 31, 2003;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004 filed with the Commission on May 6, 2004 and August 5, 2004, respectively; and

•	Current Reports on Form 8-K dated April 30, 2004 (relating to additional financial information concerning the discontinuation of Varco’s drilling rig fabrication business), August 12, 2004 and August 27, 2004.

      You may request a copy of Varco’s filings at no cost by making written or telephone requests for copies to Varco International, Inc., 2000 W. Sam Houston Parkway South, Suite 1700, Houston, Texas 77042, Telephone: (281) 953-2200, Attention: Investor Relations.

      Varco also makes available free of charge on its Internet website at http://www.varco.com its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the Commission. Information contained on Varco’s website is not part of this document.

      National Oilwell and Varco also incorporate by reference additional documents that either company may file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this document and the date of the Varco and National Oilwell stockholders’ meetings. Those documents include periodic reports such as an Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

      You can obtain any of the documents incorporated by reference into this document through National Oilwell or Varco, as the case may be, or from the Securities and Exchange Commission’s website at http://www.sec.gov. Documents incorporated by reference are available from National Oilwell and Varco without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into this document.

      If you would like to request documents incorporated by reference, please do so by                     , 2004, to receive them before the meeting. Please be sure to include your complete name and address in your request. If you request any documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

      Neither National Oilwell nor Varco has authorized anyone to give any information or make any representation about the merger, National Oilwell or Varco, that is different from, or in addition to, the information contained in this document or in any of the materials that we have incorporated into this document by reference. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

TRANSFER AGENTS AND REGISTRARS

      American Stock Transfer & Trust Company is the transfer agent and registrar for National Oilwell common stock. The transfer agent for Varco common stock is Mellon Investor Services LLC. You may write to or telephone the appropriate company as follows:

National Oilwell Common Stock American Stock Transfer & Trust Company 40 Wall Street New York, NY 10005 http://www.amstock.com (713) 921-8200	Varco Common Stock Mellon Investor Services LLC 85 Challenger Road Ridgefield Park, NJ 07660 http://www.melloninvestor.com (201) 296-4000

ANNEX A

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

between

National-Oilwell, Inc.

and

Varco International, Inc.

August 11, 2004

(As amended on September 13, 2004)

A-i

A-ii

Schedule 1 — List of Corporate Executive Officers	A-49
Exhibit A Certificate of Merger
Exhibit B Form of Affiliate Agreement
Exhibit C Parent Tax Matters Certificate
Exhibit D Company Tax Matters Certificate

A-iii

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

      AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated September 13, 2004 but effective as of August 11, 2004, by and between National-Oilwell, Inc., a Delaware corporation (“Parent”), and Varco International, Inc., a Delaware corporation (the “Company”).

      WHEREAS, on August 11, 2004, the parties hereto entered into an Agreement and Plan of Merger (the “Original Agreement”);

      WHEREAS, the parties hereto wish to amend and restate the Original Agreement to provide for (i) the amendment of the proposed amendment to the Amended and Restated Certificate of Incorporation to eliminate the class of Special Voting Stock of Parent, and (ii) acknowledgment of the adoption of the National Oilwell Varco, Inc. Long-Term Incentive Plan; and

      WHEREAS, the respective Boards of Directors of Parent and the Company have approved the merger of the Company into Parent on the terms and subject to the conditions set forth in this Agreement, whereby each issued share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) not owned by Parent or the Company shall be converted into shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) as set forth in this Agreement;

      WHEREAS, in order to effectuate the foregoing, the Company, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), will merge with and into Parent, with Parent surviving the merger (the “Merger”); and

      WHEREAS, for Federal income tax purposes, the Company and Parent intend that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

      NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties agree as follows:

ARTICLE I.

THE MERGER

      Section 1.01     The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL, at the Effective Time, the Company shall merge with and into Parent, the separate corporate existence of the Company shall cease and Parent shall continue as the surviving corporation. Parent, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

      SECTION 1.02     Effective Time of the Merger. As early as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger or other appropriate documents (in any such case, the “Certificate of Merger”) substantially in the form as set forth in Exhibit A to be executed and, as applicable, acknowledged in accordance with, the provisions of Section 251 of the DGCL. At or prior to consummation of the Merger, the parties shall make all other filings, recordings or publications required under the DGCL in connection with the Merger. The Merger shall become effective at 4:00 p.m., Houston time, on the date of the filing of the Certificate of Merger with the Delaware Secretary of State in accordance with the DGCL, or at such other time as the parties may agree and specify in such filings in accordance with applicable Law (the time the Merger becomes effective being the “Effective Time”).

      SECTION 1.03     Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., Houston time, on a date to be specified by the Company and Parent, which shall be no later than the second Business Day after satisfaction of the latest to occur of the conditions set forth in Sections 7.01, 7.02(a) and 7.02(b) (other than the delivery of the officers’ certificate referred to therein) and 7.03(a) and 7.03(b) (other than the delivery of the officers’ certificate referred to therein) (provided that the other closing conditions set forth in Article VII have been met or waived as provided in Article VII at or prior to the Closing) (the “Closing Date”), at the corporate offices of the Company at the address indicated in Section 9.02 unless another date, place or time is agreed to in writing by the Company and Parent.

      SECTION 1.04     Effects of the Merger. At the Effective Time, the effect of the Merger shall be as provided by applicable Law, including the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Parent will vest in the Surviving Corporation, and all of the debts, Liabilities and duties of the Company and Parent will become the debts, Liabilities and duties of the Surviving Corporation.

      SECTION 1.05     Certificate of Incorporation; and Bylaws. Effective at the Effective Time, and subject to the terms and conditions of this Agreement the Parent Amended and Restated Certificate of Incorporation shall, without any further action of Parent or its stockholders, be amended to (i) change the name of Parent to “National Oilwell Varco, Inc.”, (ii) increase the number of authorized shares of Parent Common Stock to Five Hundred Million (500,000,000) and (iii) eliminate the class of Special Voting Stock, and Parent shall file the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with applicable provisions of the DGCL. At the Effective Time, the Parent Amended and Restated Certificate of Incorporation, as contemplated by this Section 1.05, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. The by-laws of Parent, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

ARTICLE II.

CONVERSION OF SECURITIES

      Section 2.01          Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of capital stock of the Company or Parent:

(a) Cancellation of Treasury Stock and Parent-Owned Stock. All shares of Company Common Stock that are owned by the Company as treasury stock and any shares of Company Common Stock owned by Parent or any Subsidiary of Parent shall be canceled and retired and shall cease to exist and no stock of Parent or other consideration shall be delivered in exchange therefor.

(b) Exchange Ratio for Company Common Stock. Subject to Section 2.02, each issued and outstanding share of Company Common Stock (other than shares to be canceled in accordance with Section 2.01(a)) shall be converted into 0.8363 of a share (the “Exchange Ratio”) of Parent Common Stock. All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive certificates representing the shares of Parent Common Stock and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor upon the surrender of such certificate in accordance with Section 2.02, without interest. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, or any Company Rights are exercised, then the Exchange Ratio contemplated shall be correspondingly adjusted to provide to Parent and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

      SECTION 2.02     Exchange of Certificates. The procedures for exchanging certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock for certificates representing shares of Parent Common Stock pursuant to the Merger are as follows:

(a) Exchange Agent. At the Effective Time, Parent shall make available to a bank or trust company designated by Parent and the Company (the “Exchange Agent”), in trust for the benefit of the holders of certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock, for exchange in accordance with this Section 2.02, through the Exchange Agent, certificates representing the shares of Parent Common Stock and an estimated amount of cash in lieu of fractional shares (such certificates representing shares of Parent Common Stock, together with any dividends or distributions with respect thereto, and cash in lieu of fractional shares being hereinafter referred to as the “Exchange Fund”) issuable pursuant to Section 2.01 upon conversion of outstanding shares of Company Common Stock. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be the property of, and be paid to, Parent.

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) whose shares were converted pursuant to Section 2.01 into shares of Parent Common Stock (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Company and Parent may reasonably specify and (ii) instructions for effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock (plus cash in lieu of fractional shares, if any, of Parent Common Stock as provided below). Upon surrender of a Certificate to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock into which the holder’s shares of Company Common Stock were converted pursuant to Section 2.01(b) and a check representing cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.02(e), and the Certificate so surrendered shall immediately be canceled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock determined in accordance with Section 2.01(b) and a check representing cash in lieu of fractional shares which the holder is entitled to receive pursuant to Section 2.02(e) may be issued to a transferee if the Certificate representing such Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender, a certificate representing shares of Parent Common Stock into which the holders of shares of Company Common Stock were converted pursuant to Section 2.01(b) and a check representing cash in lieu of any fractional shares of Parent Common Stock as contemplated by Section 2.02(e).

(c) Treatment of Unexchanged Shares. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the certificates representing shares of Parent Common Stock represented thereby that the holder would be entitled to upon surrender of such Certificate and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to subsection (e) below, until the holder of such Certificate shall surrender such Certificate in accordance with this Section 2.02. Subject to the effect of applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the Certificates representing whole shares of

Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to subsection (e) below and the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock. For purposes of determining quorums at meetings of stockholders of Parent and the stockholders of Parent entitled to notice of, and to vote at, meetings of stockholders, holders of unsurrendered Certificates shall be considered record holders of the shares of Parent Common Stock represented thereby.

(d) No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms hereof and any cash paid pursuant to subsection (c) or (e) of this Section 2.02 shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Company Common Stock represented thereby. Notwithstanding the foregoing, the Surviving Corporation is obligated to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on shares of Company Common Stock in accordance with the terms of this Agreement (to the extent permitted under Section 5.01) prior to the date hereof and which remain unpaid at the Effective Time. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Company of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Section 2.02.

(e) No Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued in the Merger or upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the average of the last reported sales prices of Parent Common Stock, as reported on the New York Stock Exchange (“NYSE”), on each of the ten trading days immediately preceding the date of the Effective Time.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for 180 days after the Effective Time shall be delivered to Parent or otherwise on the instruction of the Surviving Corporation, and any holders of Certificates who have not previously complied with this Section 2.02 shall thereafter look only to Parent for the certificates representing shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock to which such holders are entitled pursuant to Sections 2.01 and 2.02. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for five years after the Effective Time (or such earlier date immediately prior to such time as the Exchange Fund would otherwise escheat or become the property of any public official or government) shall, to the extent permitted by Law, become the property of the Surviving Corporation free and clear of any claims or interest of any holders of Certificates previously entitled thereto.

(g) No Liability. None of Parent, the Exchange Agent or any party hereto shall be liable to any former holder of shares of Company Common Stock for any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h) Withholding Rights. Each of the Exchange Agent and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Exchange Agent or Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Exchange Agent or Parent.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it on account of the alleged loss, theft or destruction of such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the certificate representing the shares of Parent Common Stock and any cash in lieu of fractional shares, and unpaid dividends and distributions on the certificate deliverable in respect thereof pursuant to this Agreement.

      SECTION 2.03     Associated Rights. References in this Agreement to Company Common Stock shall include, unless the context requires otherwise, the associated Preferred Share Purchase Rights (“Company Rights”) issued pursuant to the Rights Agreement, dated as of November 29, 2000, as amended (the “Rights Agreement”), between the Company and ChaseMellon Shareholders Services, L.L.C., a New Jersey limited liability company, as Rights Agent.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      The Company represents and warrants to Parent that the statements contained in this Article III are true and correct except as set forth herein and in the disclosure letter delivered by the Company to Parent on or before the date of this Agreement (the “Company Disclosure Letter”). The Company Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article III and the disclosure in any paragraph shall qualify other paragraphs in this Article III only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other paragraphs.

      SECTION 3.01     Organization of the Company. Each of the Company and its Subsidiaries is a corporation or unincorporated entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, has all requisite corporate or entity power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and is in good standing as a foreign corporation or organization in each jurisdiction in which the failure to be so qualified would reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Company SEC Reports filed prior to the date hereof, neither the Company nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity, excluding securities in any publicly traded company held for investment by the Company or its Subsidiaries and comprising less than five percent (5%) of the outstanding stock of such company.

      SECTION 3.02     Company Capital Structure.

      (a) The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 5,000,000 shares of Preferred Stock, par value $.01 per share (“Company Preferred Stock”), of which 2,000,000 shares have been designated as “Series A Participating Preferred Stock”. As of August 9, 2004, (i) 97,283,455 shares of Company Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no shares of Company Preferred Stock were issued and outstanding, and (iii) 3,071,380 shares of Company Common Stock and no shares of Company

Preferred Stock were held in the treasury of the Company or by Subsidiaries of the Company. The Company Disclosure Letter shows the number of shares of Company Common Stock reserved for future issuance pursuant to warrants, stock options and other stock awards, and restricted stock awards granted and outstanding as of August 9, 2004 under the 2003 Equity Participation Plan, the Amended and Restated Stock Option Plan for Key Employees of Tuboscope Vetco International Corporation, the Stock Option Plan for Non-Employee Directors, the 1990 Stock Option Plan and the 1994 Directors’ Stock Option Plan, in each case, as amended (collectively, the “Company Stock Plans”). Except for the issuance of shares of Company Common Stock in connection with Company Stock Plans (including the exercise of warrants, stock options or other stock awards thereunder), or pursuant to the Varco International, Inc. Employee Stock Purchase Plan (the “Company Stock Purchase Plan”), or except as set forth in the Company Disclosure Letter, no change in such capitalization has occurred between August 9, 2004 and the date of this Agreement. All shares of Company Common Stock subject to issuance as specified above are duly authorized and, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock of any Subsidiary or to provide funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity other than guarantees of obligations of Subsidiaries entered into in the ordinary course of business. The Company has not repurchased any outstanding shares of Company Common Stock since July 3, 2004. All of the outstanding shares of capital stock of each of the Company’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors’ qualifying shares in the case of foreign Subsidiaries) are owned by the Company or another Subsidiary of the Company free and clear of all Liens, agreements or limitations on the Company’s voting rights.

      (b) As of the date hereof, except as set forth in this Section 3.02 or as reserved for future grants of securities under the Company Stock Plans and Company Stock Purchase Plan, and except for Company Rights issued and issuable pursuant to the Rights Agreement and 2,000,000 shares of Series A Participating Preferred Stock of the Company reserved for issuance upon the exercise of Company Rights, there are no equity securities of any class of the Company or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding. As of the date hereof, except as set forth in this Section 3.02, there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which the Company or any of its Subsidiaries is a party or by which it is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. To the best knowledge of the Company, there are no voting trusts, proxies or other voting agreements or understandings with respect to the shares of capital stock of the Company.

      SECTION 3.03     Authority; No Conflict; Required Filings and Consents.

      (a) The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company, subject only to the approval of this Agreement and the Merger by the Company’s stockholders under the DGCL. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). On or prior to the date hereof, the Board of Directors of the Company has unanimously adopted resolutions that have (i) approved and declared advisable this Agreement and the Merger, (ii) directed that this Agreement and the Merger be submitted to the Company’s stockholders for adoption at a meeting of such stockholders and (iii) recommended that the stockholders of the Company adopt this Agreement and the Merger (with respect to subclause (iii), the “Company Recommendation”), and such resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way. The Company stockholder vote required for the adoption of this Agreement and the Merger shall be a majority of the shares of Company Common Stock outstanding on the record date for the Company Stockholders’ Meeting (the “Company Stockholder Approval”).

      (b) The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not, (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation or by-laws of the Company, (ii) except as set forth in the Company Disclosure Letter, result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation, give rise to any obligation to make an offer to purchase any debt instrument or give rise to any loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) conflict with or violate any permit, concession, franchise, license, judgment, order, decree, Law or ordinance applicable to the Company or any of its Subsidiaries or any of its or their properties or assets, except in the case of (ii) and (iii) for any such conflicts, violations, defaults, terminations, cancellations or accelerations which are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

      (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality (“Governmental Entity”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iii) the filing of the Joint Proxy Statement with the Securities and Exchange Commission (the “SEC”) in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities Laws and the Laws of any foreign country and the European Union, and (v) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be reasonably likely to have a Company Material Adverse Effect.

      SECTION 3.04     SEC Filings; Financial Statements.

      (a) The Company has filed and made available to Parent all forms, reports and documents required to be filed by the Company with the SEC since January 1, 2001 other than registration statements on Form S-8 (collectively, the “Company SEC Reports”). Company SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Reports or necessary in order to make the statements in such Company SEC Reports, in the light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC.

      (b) Each of the consolidated financial statements (including, in each case, any related notes) contained in Company SEC Reports complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and fairly presented the consolidated financial position of the Company and its Subsidiaries as of the dates and the consolidated results of their operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount. The audited balance sheet of the Company as of December 31, 2003 is referred to herein as the “Company Balance Sheet.” For each period covered by the Company SEC Reports, the books and records of the Company and its Subsidiaries have been, and are being, maintained, in all material respects, in accordance with generally accepted accounting principles, consistently applied, and all other legal and accounting requirements.

      SECTION 3.05     No Undisclosed Liabilities. Except as disclosed in Company SEC Reports filed prior to the date hereof, and except for normal or recurring Liabilities incurred since December 31, 2003 in the ordinary course of business consistent with past practices, the Company and its Subsidiaries do not have any Liabilities, either accrued, contingent or otherwise (whether or not required to be reflected in financial statements in accordance with generally accepted accounting principles), and whether due or to become due, which individually or in the aggregate are reasonably likely to have a Company Material Adverse Effect.

      SECTION 3.06     Absence of Certain Changes or Events. Except as disclosed in Company SEC Reports filed prior to the date hereof, since the date of the Company Balance Sheet, the Company and its Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice. Since the date of the Company Balance Sheet, there has not been (i) any material adverse change in the financial condition, results of operations, business or properties of the Company and its Subsidiaries, taken as a whole, or any development or combination of developments of which the management of the Company is aware that, individually or in the aggregate, has had, or is reasonably likely to have, a Company Material Adverse Effect; (ii) any damage, destruction or loss (whether or not covered by insurance) with respect to the Company or any of its Subsidiaries having a Company Material Adverse Effect; (iii) except as disclosed in Company SEC Reports filed prior to the date hereof, any material change by the Company in its accounting methods, principles or practices to which Parent has not previously consented in writing; (iv) except as disclosed in Company SEC Reports filed prior to the date hereof, any revaluation by the Company of any of its assets having a Company Material Adverse Effect; or (v) except as disclosed in Company SEC Reports filed prior to the date hereof, any material elections with respect to Taxes by the Company or any Subsidiary of the Company or settlement or compromise by the Company or any Subsidiary of the Company of any material Tax Liability or refund.

      SECTION 3.07     Taxes.

      (a) The Company and each of its Subsidiaries have timely filed with the appropriate Tax authorities all Tax Returns required to be filed by them (taking into account extensions), except for any such returns which are not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect. All such Tax Returns are complete and correct in all respects, except for any such omissions or errors which are not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect.

      (b) The Company and each of its Subsidiaries have paid (or the Company has paid on its Subsidiaries’ behalf) all Taxes shown as due on all Tax Returns described in Section 3.07(a) herein or otherwise due by the Company and each of its Subsidiaries, except to the extent that such taxes otherwise due are not reasonable likely, individually or in the aggregate, to have a Company Material Adverse Effect. The Company’s most recent consolidated financial statements reflect an adequate reserve for all Taxes (excluding any reserve for deferred Taxes established to reflect differences between book and Tax income) payable by the Company and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements, except to the extent that any such Taxes are not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect.

      (c) Neither the Internal Revenue Service (the “IRS”) nor any other Tax authority has asserted any claim for Taxes, or to the knowledge of the executive officers of the Company, is threatening to assert any claims for Taxes, which claims, individually or in the aggregate, are reasonably likely to have a Company Material Adverse Effect. No deficiencies for any Taxes (other than those which are not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect) have been proposed, asserted or assessed against the Company or any of its Subsidiaries that have not been fully paid or adequately provided for in the appropriate financial statements of the Company and its Subsidiaries, no requests for waivers of the time to assess any Taxes are pending, and, except as disclosed in the Company Disclosure Letter, none of the Company or any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

      (d) The Company and each of its Subsidiaries have withheld or collected and paid over to the appropriate governmental authorities (or are properly holding for such payment) all Taxes required by Law to be withheld or collected.

      (e) There are no Liens for Taxes upon the assets of the Company or any of its Subsidiaries (other than Liens for current Taxes that are not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in the Company’s most recent consolidated financial statements), except for Liens which are not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect.

      (f) Neither the Company nor any of its Subsidiaries has liability for the Taxes of any person other than the Company and its Subsidiaries (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise, except, in each case, where such liabilities are not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect.

      (g) Neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar arrangements, other than with respect to any such agreement or arrangement among the Company and any of its Subsidiaries.

      (h) Neither the Company nor any of its Subsidiaries has distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code since April 16, 1997, and neither the stock of the Company nor the stock of any of its Subsidiaries has been distributed in a transaction satisfying the requirements of Section 355 of the Code since April 16, 1997.

      SECTION 3.08     Properties.

      (a) The Company has provided to Parent a true and complete list of all real property leased by the Company or its Subsidiaries pursuant to material leases (collectively “Company Material Leases”). The Company is not in default under any such Company Material Leases, except where the existence of such defaults, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect.

      (b) The Company has provided to Parent a true and complete list of all real property that the Company or any of its Subsidiaries owns. With respect to each such item of real property, except for such matters that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect: (a) the Company or the identified Subsidiary has good and clear record and marketable title to such property, free and clear of any security interest, easement, covenant or other restriction, except for security interests, easements, covenants and other restrictions which do not materially impair the current uses or occupancy of such property; and (b) the improvements constructed on such property are in good condition, and all mechanical and utility systems servicing such improvements are in good condition, free in each case of material defects.

      SECTION 3.09     Intellectual Property. The Company owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications for such trademarks, trade names, service marks and copyrights, know-how, computer software programs or applications, databases and tangible or intangible proprietary information or material (collectively, the “Company Intellectual Property”) that are necessary to conduct the business of the

Company as currently conducted, subject to such exceptions that would not be reasonably likely to have a Company Material Adverse Effect. Subject to such exceptions that would not be reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect, (i) none of the Company Intellectual Property is the subject of any pending or threatened action, suit, claim, investigation, arbitration or other proceeding, (ii) no person, entity or Governmental Entity has given written notice to the Company or its Subsidiaries claiming (A) that any of the Company Intellectual Property is invalid, (B) that the use of any the Company Intellectual Property is infringing or has infringed any domestic or foreign patent, trademark, service mark, trade name, or copyright, or (C) that the Company or its Subsidiaries has misappropriated or improperly used or disclosed any trade secret, confidential information or know-how, and (iii) the Company has no knowledge of any third party rights or conduct that infringes or conflicts with the Company Intellectual Property.

      SECTION 3.10     Agreements, Contracts and Commitments.

      (a) Except as set forth in Section 3.10(a) of the Company Disclosure Letter, as of the date hereof, there is no contract, agreement or understanding that is material to the business, properties, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, that is required to be filed as an exhibit to any Company SEC Report filed with the SEC subsequent to December 31, 2003 that is not filed as required by the Securities Act or the Exchange Act, as the case may be (any such contract, agreement or understanding whether or not entered into as of the date hereof, a “Company Material Contract”). Except as would not individually or in the aggregate have a Company Material Adverse Effect, each Company Material Contract is a valid and binding obligation of the Company or one of its Subsidiaries and is in full force and effect and enforceable against the Company or one of its Subsidiaries and, to the knowledge of the Company, the other party or parties thereto, in each case in accordance with its terms, other than any Company Material Contract which is by its terms no longer in force or effect and except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and is subject to general principles of equity. The Company is not in violation or breach of or in default under any Company Material Contract, nor to the Company’s knowledge is any other party to any such Company Material Contract, except to the extent any such violation, breach or default would not individually or in the aggregate have a Company Material Adverse Effect.

      (b) Except as set forth in Section 3.10(b) of the Company Disclosure Letter and for documents filed or listed as exhibits to the Company SEC Reports filed with the SEC subsequent to December 31, 2003 and prior to the date hereof, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any (a) contract, agreement or arrangement (including any lease of real property) (i) materially restricting the ability of the Company or any of its Subsidiaries (or after the Merger, Parent or any of its Subsidiaries) to compete in or conduct any line of business or to engage in business in any significant geographic area, (ii) relating to indebtedness for borrowed money providing for payment or repayment in excess of $20.0 million, (iii) relating to any material joint venture, partnership, strategic alliance or similar arrangement, (iv) requiring the Company or any of its Subsidiaries to register for resale under the Securities Act any securities of the Company or any of its Subsidiaries, (v) relating to the disposition or acquisition of material assets not in the ordinary course of business, or (vi) providing for performance guarantees or contingent payments by the Company or any of its Subsidiaries, in each case involving more than $15.0 million over the term of the relevant contract, or (b) financial derivatives master agreements, confirmation, or futures account opening agreements and/or brokerage statements evidencing financial hedging or other trading activities.

      SECTION 3.11     Litigation. There is no action, suit or proceeding, claim, arbitration or investigation against the Company or any of its Subsidiaries pending or as to which the Company or any of its Subsidiaries has received any written notice of assertion, which, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect or a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement.

      SECTION 3.12     Environmental Matters. Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect: (i) the Company and its Subsidiaries comply, and within all applicable statute of limitation periods have complied, with all applicable Environmental Laws; (ii) neither the Company nor its Subsidiaries are subject to liability for any Hazardous Substance disposal or contamination on any third party property; (iii) neither the Company nor any of its Subsidiaries are subject to liability for any release of, or any exposure of any person or property to, any Hazardous Substance; (iv) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or liable under any Environmental Law; (v) neither the Company nor any of its Subsidiaries is subject to any orders, decrees or injunctions issued by, or other arrangements with, any Governmental Entity or is subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; (vi) there are no circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to cause the Company or any of its Subsidiaries to become subject to any claims, liability, investigations or costs, or to restrictions on the ownership, use or transfer of any property of the Company or any of its Subsidiaries, pursuant to any Environmental Law; and (vii) the Company and its Subsidiaries have all of the Environmental Permits necessary for the conduct and operation of the business as now being conducted, and all such permits are in good standing.

      SECTION 3.13     Employee Benefit Plans.

      (a) The Company has listed in Section 3.13 of the Company Disclosure Letter all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar employee benefit plans, programs and agreements, and all unexpired employment and severance agreements, written or otherwise, for the benefit of, or relating to, any current or former employee of the Company or any Subsidiary of the Company or any trade or business (whether or not incorporated) which is a member of a group that includes, or which is under common control with, the Company or any Subsidiary of the Company, within the meaning of Section 414(b), (c), (m) or (o) of the Code, and all other employee benefit plans under which the Company or any Subsidiary of the Company has or may have any liability or obligation, including, without limitation, any foreign plans (together, the “Company Employee Plans”).

      (b) With respect to each Company Employee Plan, the Company has made available to Parent (if applicable), a true and correct copy of (i) the most recent annual report (Form 5500) filed with the IRS, (ii) such Company Employee Plan (or, if unwritten, a written description of the material terms thereof), (iii) each trust agreement and group annuity contract, if any, relating to such Company Employee Plan, (iv) the most recent actuarial report or valuation relating to such Company Employee Plan, and (v) the most recent summary plan description (and any summaries of material modifications) relating to such Company Employee Plan.

      (c) With respect to the Company Employee Plans, individually and in the aggregate, no event has occurred, and, to the knowledge of the Company, there exists no condition or set of circumstances, in connection with which the Company or any Subsidiary of the Company could be subject to any liability that is reasonably likely to have a Company Material Adverse Effect under ERISA, the Code or any other applicable Law.

      (d) With respect to the Company Employee Plans, individually and in the aggregate, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly reflected in accordance with generally accepted accounting principles, on the financial statements of the Company, which obligations are reasonably likely to have a Company Material Adverse Effect.

      (e) Except as disclosed in Company SEC Reports filed prior to the date of this Agreement, or except as set forth in the Company Disclosure Letter or as provided for in this Agreement, neither the Company nor any of its Subsidiaries is a party to any oral or written (i) agreement with any officer or other employee of the Company or any of its Subsidiaries, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company of the nature contemplated by this Agreement, (ii) agreement with any officer or employee of the Company or any Subsidiary of the Company providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof and for the payment of compensation in excess of $100,000 per annum, or (iii) agreement or plan, including any stock option plan, stock appreciation right plan, restricted stock plan or stock purchase plan or incentive plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

      (f) Section 3.13(f) of the Company Disclosure Letter contains a true and complete schedule of all benefits and awards provided to officers, directors or employees of the Company or any of its Subsidiaries, including stock options and restricted stock awards, that are not disclosed in the Company SEC Reports and that will increase in value (other than as a result of changes in the trading value of the Parent Common Stock or the Company Common Stock), or accelerate in vesting or time of payment, as a result of the Merger or any of the other transactions contemplated in this Agreement.

      (g) Except as set forth in Section 3.13(g) of the Company Disclosure Letter, or otherwise in the ordinary course of business consistent with past practice (and not in connection with, or in anticipation of or otherwise related to, the Merger and the transactions contemplated hereby), since January 1, 2004, neither the Company nor any Subsidiary has entered into any new, or modified or amended any existing employment agreement or Company Employee Plan.

      (h) The assumption and conversion of Company Stock Options pursuant to Section 6.10(a) will not require the consent of any holder of any option or award granted under any Company Stock Plan.

      SECTION 3.14     Compliance With Laws. The Company and each of its Subsidiaries has complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state or local Law with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Company Material Adverse Effect.

      SECTION 3.15     Tax Matters. Neither the Company nor any of its Affiliates has taken or agreed to take any action which would prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

      SECTION 3.16     Registration Statement; Proxy Statement/ Prospectus. The information to be supplied in writing by the Company for inclusion in the registration statement on Form S-4 pursuant to which shares of Parent Common Stock issued in the Merger will be registered under the Securities Act (the “Registration Statement”), shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading. The information supplied in writing by the Company for inclusion in the joint proxy statement/ prospectus to be sent to the Company’s stockholders and Parent’s stockholders in connection with the meeting of the Company’s stockholders to consider this Agreement and the Merger (the “Company Stockholders’ Meeting”) and in connection with the meeting of Parent’s stockholders (the “Parent Stockholders’ Meeting”) to consider this Agreement and the Merger (the “Joint Proxy Statement”) shall not, on the date the Joint Proxy Statement is first mailed to the Company’s stockholders and Parent’s stockholders, at the time of the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Joint Proxy Statement not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to the Company or any of its Affiliates, officers or directors should be discovered by the Company which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement, the Company shall promptly inform Parent.

      SECTION 3.17     Labor Matters. Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is any such contract or agreement presently being negotiated, nor is there, nor has there been in the last five years, a representation question respecting any of the employees of the Company or its Subsidiaries, and, to the best knowledge of the executive officers of the Company, there are no campaigns being conducted to solicit cards from employees of the Company or its Subsidiaries to authorize representation by any labor organization, nor is the Company or its Subsidiaries a party to, or bound by, any consent decree with, or citation by, any governmental agency relating to employees or employment practices. Nor, as of the date hereof, is the Company or any of its Subsidiaries the subject of any material proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor, as of the date of this Agreement, is there pending or, to the knowledge of the executive officers of the Company, threatened, any material labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries.

      SECTION 3.18     Insurance. All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by the Company or any of its Subsidiaries are with reputable insurance carriers and are in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.

      SECTION 3.19     No Existing Discussions. As of the date hereof, the Company is not engaged, directly or indirectly, in any discussions or negotiations with any other party with respect to an Acquisition Proposal.

      SECTION 3.20     Opinion of Financial Advisor. The financial advisor of the Company, Citigroup Global Markets Inc., has delivered to the Company an opinion, dated the date of this Agreement, to the effect that the Exchange Ratio is fair to the holders of Company Common Stock from a financial point of view.

      Section 3.21     Anti-Takeover Laws. The restrictions contained in Section 203 of the DGCL with respect to a “business combination” (as defined in DGCL Section 203) have been rendered inapplicable to the authorization, execution, delivery and performance of the Agreement by the Company or the consummation of the Merger by the Company. No other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation is applicable to the Company or (solely by reason of the Company’s participation therein) the Merger or the other transactions contemplated by this Agreement.

      Section 3.22     Company Rights Plan. The Company has taken all action necessary to (i) render the Company Rights issued pursuant to the terms of the Rights Agreement inapplicable to, or not exercisable as a result of, the Merger, the execution and delivery of this Agreement or the transactions contemplated by this Agreement and (ii) amend the definition of “Acquiring Person” in Section 1.1 of the Rights Agreement to delete “(i)” in the first sentence thereof, to delete the entirety of clause (ii) of the first sentence thereof and to delete the second sentence thereof.

      Section 3.23     Sarbanes-Oxley Act. The Company and each of its officers and directors are in compliance with, and have complied, in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such Act (the “Sarbanes-Oxley Act”) and the Exchange Act and (B) the applicable listing and corporate governance rules and regulations of The New York Stock Exchange. The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures are designed to provide that information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure, and such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the Board of Directors of the Company (x) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

      Section 3.24     Brokers or Finders. The Company represents, as to itself, its Subsidiaries and its Affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except Citigroup Global Markets Inc. whose fees and expenses will be paid by the Company in accordance with the Company’s agreements with such firm.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT

      Parent represents and warrants to the Company that the statements contained in this Article IV are true and correct except as set forth herein and in the disclosure letter delivered by Parent to the Company on or before the date of this Agreement (the “Parent Disclosure Letter”). The Parent Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article IV and the disclosure in any paragraph shall qualify other paragraphs in this Article IV only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other paragraphs.

      SECTION 4.01     Organization of Parent. Each of Parent and its Subsidiaries is a corporation or unincorporated entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, has all requisite corporate or entity power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and is in good standing as a foreign corporation or organization in each jurisdiction in which the failure to be so qualified would reasonably be expected to have a Parent Material Adverse Effect. Except as set forth in the Parent SEC Reports filed prior to the date hereof, neither Parent nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity, excluding securities in any publicly traded company held for investment by Parent or its Subsidiaries and comprising less than five percent (5%) of the outstanding stock of such company.

      SECTION 4.02     Parent Capital Structure.

      (a) The authorized capital stock of Parent consists of 150,000,000 shares of Parent Common Stock, 10,000,000 shares of Preferred Stock, $.01 par value (“Parent Preferred Stock”) and one share of Special Voting Stock. As of August 9, 2004, (i) 85,891,223 shares of Parent Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no shares of Parent Preferred Stock were issued and outstanding, (iii) no shares of Special Voting Stock were issued and outstanding and (iv) no shares of Parent Common Stock and no shares of Parent Preferred Stock were held in the treasury of Parent or by Subsidiaries of Parent. The Parent Disclosure Letter shows the number of shares of Parent Common Stock reserved for future issuance pursuant to warrants, stock options and other stock awards, and restricted stock awards granted and outstanding as of August 9, 2004 under Parent’s Stock Award and Long Term Incentive Plan, the Dreco Stock Option Plan and the IRI Stock Option Plan (collectively, the “Parent Stock Plans”). Except for the issuance of shares of Parent Common Stock in connection with the Parent Stock Plans (including the exercise of warrants, stock options or other stock awards thereunder), or except as set forth in the Parent Disclosure Letter, no change in such capitalization has occurred between August 9, 2004 and the date of this Agreement. All shares of Parent Common Stock subject to issuance as specified above are duly authorized and, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or the capital stock of any Subsidiary or to provide funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity other than guarantees of obligations of Subsidiaries entered into in the ordinary course of business. Parent has not repurchased any outstanding shares of Parent Common Stock since July 3, 2004. All of the outstanding shares of capital stock of each of Parent’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors’ qualifying shares in the case of foreign Subsidiaries) are owned by Parent or another Subsidiary of Parent free and clear of all Liens, agreements or limitations on Parent’s voting rights.

      (b) As of the date hereof, except as set forth in this Section 4.02 or as reserved for future grants of securities under the Parent Stock Plans, there are no equity securities of any class of Parent or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding. As of the date hereof, except as set forth in this Section 4.02, there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which Parent or any of its Subsidiaries is a party or by which it is bound obligating Parent or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Parent or any of its Subsidiaries or obligating Parent or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. To the best knowledge of Parent, there are no voting trusts, proxies or other voting agreements or understandings with respect to the shares of capital stock of Parent.

      SECTION 4.03     Authority; No Conflict; Required Filings and Consents.

      (a) Parent has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by Parent have been duly authorized by all necessary corporate action on the part of Parent, subject only to the approval of this Agreement and the Merger by Parent’s stockholders under the DGCL. This Agreement has been duly executed and delivered by Parent and constitutes the valid and binding obligation of Parent, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception. On or prior to the date hereof, the Board of Directors of Parent has unanimously adopted resolutions that have (i) approved and declared advisable this Agreement and the Merger, (ii) directed that this Agreement and the Merger be submitted to Parent’s stockholders for adoption at a meeting of such stockholders and (iii) recommended that the stockholders of Parent adopt this Agreement and the Merger (with respect to subclause (iii), the “Parent Recommendation”), and such resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way. The Parent stockholder vote required for the adoption of this Agreement and the Merger shall be a majority of the shares of Parent Common Stock outstanding on the record date for the Parent Stockholders’ Meeting (the “Parent Stockholder Approval”).

      (b) The execution and delivery of this Agreement by Parent does not, and the consummation of the transactions contemplated hereby will not, (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation or by-laws of Parent, (ii) except as set forth in the Parent

Disclosure Letter, result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation, give rise to any obligation to make an offer to purchase any debt instrument or give rise to any loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which Parent or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) conflict with or violate any permit, concession, franchise, license, judgment, order, decree, Law or ordinance applicable to Parent or any of its Subsidiaries or any of its or their properties or assets, except in the case of (ii) and (iii) for any such conflicts, violations, defaults, terminations, cancellations or accelerations which are not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect.

      (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the pre-merger notification report under the HSR Act, (ii) the filing of the Registration Statement with the SEC in accordance with the Securities Act, (iii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iv) the filing of the Joint Proxy Statement with the SEC in accordance with the Exchange Act, (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities Laws and the Laws of any foreign country and the European Union, and (vi) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be reasonably likely to have a Parent Material Adverse Effect.

      SECTION 4.04     SEC Filings; Financial Statements.

      (a) Parent has filed and made available to the Company all forms, reports and documents required to be filed by Parent with the SEC since January 1, 2001 other than registration statements on Form S-8 (collectively, the “Parent SEC Reports”). The Parent SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Parent SEC Reports or necessary in order to make the statements in such Parent SEC Reports, in the light of the circumstances under which they were made, not misleading. None of Parent’s Subsidiaries is required to file any forms, reports or other documents with the SEC.

      (b) Each of the consolidated financial statements (including, in each case, any related notes) contained in the Parent SEC Reports complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and fairly presented the consolidated financial position of Parent and its Subsidiaries as of the dates and the consolidated results of their operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount. The audited balance sheet of Parent as of December 31, 2003 is referred to herein as the “Parent Balance Sheet.” For each period covered by the Parent SEC Reports, the books and records of Parent and its Subsidiaries have been, and are being, maintained, in all material respects, in accordance with generally accepted accounting principles, consistently applied, and all other legal and accounting requirements.

      SECTION 4.05     No Undisclosed Liabilities. Except as disclosed in the Parent SEC Reports filed prior to the date hereof, and except for normal or recurring Liabilities incurred since December 31, 2003 in the ordinary course of business consistent with past practices, Parent and its Subsidiaries do not have any Liabilities, either accrued, contingent or otherwise (whether or not required to be reflected in financial statements in accordance with generally accepted accounting principles), and whether due or to become due, which individually or in the aggregate are reasonably likely to have a Parent Material Adverse Effect.

      SECTION 4.06     Absence of Certain Changes or Events. Except as is closed in the Parent SEC Reports filed prior to the date hereof, since the date of the Parent Balance Sheet, Parent and its Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice. Since the date of the Parent Balance Sheet, there has not been (i) any material adverse change in the financial condition, results of operations, business or properties of Parent and its Subsidiaries, taken as a whole, or any development or combination of developments of which the management of Parent is aware that, individually or in the aggregate, has had, or is reasonably likely to have, a Parent Material Adverse Effect; (ii) any damage, destruction or loss (whether or not covered by insurance) with respect to Parent or any of its Subsidiaries having a Parent Material Adverse Effect; (iii) except as disclosed in the Parent SEC Reports filed prior to the date hereof, any material change by Parent in its accounting methods, principles or practices to which the Company has not previously consented in writing; (iv) except as disclosed in the Parent SEC Reports filed prior to the date hereof, any revaluation by Parent of any of its assets having a Parent Material Adverse Effect; or (v) except as disclosed in the Parent SEC Reports filed prior to the date hereof, any material elections with respect to Taxes by Parent or any Subsidiary of Parent or settlement or compromise by Parent or any Subsidiary of Parent of any material Tax Liability or refund.

      SECTION 4.07     Taxes.

      (a) Parent and each of its Subsidiaries have timely filed with the appropriate Tax authorities all Tax Returns required to be filed by them (taking into account extensions), except for any such returns which are not reasonably likely, individually or in the aggregate, to have a Parent Material Adverse Effect. All such Tax Returns are complete and correct in all respects, except for any such omissions or errors which are not reasonably likely, individually or in the aggregate, to have a Parent Material Adverse Effect.

      (b) Parent and each of its Subsidiaries have paid (or Parent has paid on its Subsidiaries’ behalf) all Taxes shown as due on all Tax Returns described in Section 4.07(a) herein or otherwise due by Parent and each of its Subsidiaries, except to the extent that such taxes otherwise due are not reasonable likely, individually or in the aggregate, to have a Parent Material Adverse Effect. Parent’s most recent consolidated financial statements reflect an adequate reserve for all Taxes (excluding any reserve for deferred Taxes established to reflect differences between book and Tax income) payable by Parent and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements, except to the extent that any such Taxes are not reasonably likely, individually or in the aggregate, to have a Parent Material Adverse Effect.

      (c) Neither the IRS nor any other Tax authority has asserted any claim for Taxes, or to the knowledge of the executive officers of Parent, is threatening to assert any claims for Taxes, which claims, individually or in the aggregate, are reasonably likely to have a Parent Material Adverse Effect. No deficiencies for any Taxes (other than those which are not reasonably likely, individually or in the aggregate, to have a Parent Material Adverse Effect) have been proposed, asserted or assessed against Parent or any of its Subsidiaries that have not been fully paid or adequately provided for in the appropriate financial statements of Parent and its Subsidiaries, no requests for waivers of the time to assess any Taxes are pending, and, except as disclosed in the Parent Disclosure Letter, none of Parent or any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

      (d) Parent and each of its Subsidiaries have withheld or collected and paid over to the appropriate governmental authorities (or are properly holding for such payment) all Taxes required by Law to be withheld or collected.

      (e) There are no Liens for Taxes upon the assets of Parent or any of its Subsidiaries (other than Liens for current Taxes that are not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in Parent’s most recent consolidated financial statements), except for Liens which are not reasonably likely, individually or in the aggregate, to have a Parent Material Adverse Effect.

      (f) Neither Parent nor any of its Subsidiaries has liability for the Taxes of any person other than Parent and its Subsidiaries (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise, except, in each case, where such liabilities are not reasonably likely, individually or in the aggregate, to have a Parent Material Adverse Effect.

      (g) Neither Parent nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar arrangements, other than with respect to any such agreement or arrangement among Parent and any of its Subsidiaries.

      (h) Neither Parent nor any of its Subsidiaries has distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code since April 16, 1997, and neither the stock of Parent nor the stock of any of its Subsidiaries has been distributed in a transaction satisfying the requirements of Section 355 of the Code since April 16, 1997.

      SECTION 4.08     Properties.

      (a) Parent has provided to the Company a true and complete list of all real property leased by Parent or its Subsidiaries pursuant to material leases (collectively “Parent Material Leases”). Parent is not in default under any such Parent Material Leases, except where the existence of such defaults, individually or in the aggregate, is not reasonably likely to have a Parent Material Adverse Effect.

      (b) Parent has provided to the Company a true and complete list of all real property that Parent or any of its Subsidiaries owns.

      (c) With respect to each such item of real property, except for such matters that, individually or in the aggregate, are not reasonably likely to have a Parent Material Adverse Effect:

(i) Parent or the identified Subsidiary has good and clear record and marketable title to such property, free and clear of any security interest, easement, covenant or other restriction, except for security interests, easements, covenants and other restrictions which do not materially impair the current uses or occupancy of such property; and

(ii) the improvements constructed on such property are in good condition, and all mechanical and utility systems servicing such improvements are in good condition, free in each case of material defects.

      SECTION 4.09     Intellectual Property. Parent owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications for such trademarks, trade names, service marks and copyrights, know-how, computer software programs or applications, databases and tangible or intangible proprietary information or material (collectively, the “Parent Intellectual Property”) that are necessary to conduct the business of Parent as currently conducted, subject to such exceptions that would not be reasonably likely to have a Parent Material Adverse Effect. Subject to such exceptions that would not be reasonably likely, individually or in the aggregate, to have a Parent Material Adverse Effect, (i) none of the Parent Intellectual Property is the subject of any pending or threatened action, suit, claim, investigation, arbitration or other proceeding, (ii) no person, entity or Governmental Entity has given written notice to Parent or its Subsidiaries claiming (A) that any of the Parent Intellectual Property is invalid, (B) that the use of any Parent Intellectual Property is infringing or has infringed any domestic or foreign patent, trademark, service mark, trade name, or copyright, or (C) that Parent or its Subsidiaries has misappropriated or improperly used or disclosed any trade secret, confidential information or know-how, and (iii) Parent has no knowledge of any third party rights or conduct that infringes or conflicts with the Parent Intellectual Property.

      SECTION 4.10     Agreements, Contracts and Commitments.

      (a) Except as set forth in Section 4.10(a) of Parent Disclosure Letter, as of the date hereof, there is no contract, agreement or understanding that is material to the business, properties, assets, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, that is required to be filed as an exhibit to any Parent SEC Report filed with the SEC subsequent to December 31, 2003 that is not filed as required by the Securities Act or the Exchange Act, as the case may be (any such contract, agreement or understanding whether or not entered into as of the date hereof, a “Parent Material Contract”). Except as would not individually or in the aggregate have a Parent Material Adverse Effect, each Parent Material Contract is a valid and binding obligation of Parent or one of its Subsidiaries and is in full force and effect and enforceable against Parent or one of its Subsidiaries and, to the knowledge of Parent, the other party or parties thereto, in each case in accordance with its terms, other than any Parent Material Contract which is by its terms no longer in force or effect and except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and is subject to general principles of equity. Parent is not in violation or breach of or in default under any Parent Material Contract, nor to Parent’s knowledge is any other party to any such Parent Material Contract, except to the extent any such violation, breach or default would not individually or in the aggregate have a Parent Material Adverse Effect.

      (b) Except as set forth in Section 4.10(b) of Parent Disclosure Letter and for documents filed or listed as exhibits to Parent SEC Reports filed with the SEC subsequent to December 31, 2003 and prior to the date hereof, as of the date hereof, neither Parent nor any of its Subsidiaries is a party to or bound by any (a) contract, agreement or arrangement (including any lease of real property) (i) materially restricting the ability of Parent or any of its Subsidiaries (or after the Merger, the Company or any of its Subsidiaries) to compete in or conduct any line of business or to engage in business in any significant geographic area, (ii) relating to indebtedness for borrowed money providing for payment or repayment in excess of $20.0 million, (iii) relating to any material joint venture, partnership, strategic alliance or similar arrangement, (iv) requiring Parent or any of its Subsidiaries to register for resale under the Securities Act any securities of Parent or any of its Subsidiaries, (v) relating to the disposition or acquisition of material assets not in the ordinary course of business, or (vi) providing for performance guarantees or contingent payments by Parent or any of its Subsidiaries, in each case involving more than $15.0 million over the term of the relevant contract, or (b) financial derivatives master agreements, confirmation, or futures account opening agreements and/or brokerage statements evidencing financial hedging or other trading activities.

      SECTION 4.11     Litigation. There is no action, suit or proceeding, claim, arbitration or investigation against Parent or any of its Subsidiaries pending or as to which Parent or any of its Subsidiaries has received any written notice of assertion, which, individually or in the aggregate, is reasonably likely to have a Parent Material Adverse Effect or a material adverse effect on the ability of Parent to consummate the transactions contemplated by this Agreement.

      SECTION 4.12     Environmental Matters. Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Parent Material Adverse Effect: (i) Parent and its Subsidiaries comply, and within all applicable statute of limitation periods have complied, with all applicable Environmental Laws; (ii) neither Parent nor its Subsidiaries are subject to liability for any Hazardous Substance disposal or contamination on any third party property; (iii) neither Parent nor any of its Subsidiaries are subject to liability for any release of, or any exposure of any person or property to, any Hazardous Substance; (iv) neither Parent nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that Parent or any of its Subsidiaries may be in violation of or liable under any Environmental Law; (v) neither Parent nor any of its Subsidiaries is subject to any orders, decrees or injunctions issued by, or other arrangements with, any Governmental Entity or is subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; (vi) there are no circumstances or conditions involving Parent or any of its Subsidiaries that could reasonably be expected to cause Parent or any of its Subsidiaries to become subject to any claims, liability, investigations or costs, or to restrictions on the ownership, use or transfer of any property of Parent or any of its Subsidiaries, pursuant to any Environmental Law; and (vii) Parent and its Subsidiaries have all of the Environmental Permits necessary for the conduct and operation of the business as now being conducted, and all such permits are in good standing.

      SECTION 4.13     Employee Benefit Plans.

      (a) Parent has listed in Section 4.13 of the Parent Disclosure Letter all employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar employee benefit plans, programs and agreements, and all unexpired employment and severance agreements, written or otherwise, for the benefit of, or relating to, any current or former employee of Parent or any Subsidiary of Parent or any trade or business (whether or not incorporated) which is a member of a group that includes, or which is under common control with, Parent or any Subsidiary of Parent, within the meaning of Section 414(b), (c), (m) or (o) of the Code, and all other employee benefit plans under which Parent or any Subsidiary of Parent has or may have any liability or obligation, including, without limitation, any foreign plans (together, the “Parent Employee Plans”).

      (b) With respect to each Parent Employee Plan, Parent has made available to the Company (if applicable), a true and correct copy of (i) the most recent annual report (Form 5500) filed with the IRS, (ii) such Parent Employee Plan (or, if unwritten, a written description of the material terms thereof), (iii) each trust agreement and group annuity contract, if any, relating to such Parent Employee Plan, (iv) the most recent actuarial report or valuation relating to such Parent Employee Plan, and (v) the most recent summary plan description (and any summaries of material modifications) relating to such Parent Employee Plan.

      (c) With respect to the Parent Employee Plans, individually and in the aggregate, no event has occurred, and, to the knowledge of Parent, there exists no condition or set of circumstances, in connection with which Parent or any Subsidiary of Parent could be subject to any liability that is reasonably likely to have a Parent Material Adverse Effect under ERISA, the Code or any other applicable Law.

      (d) With respect to the Parent Employee Plans, individually and in the aggregate, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly reflected in accordance with generally accepted accounting principles, on the financial statements of Parent, which obligations are reasonably likely to have a Parent Material Adverse Effect.

      (e) Except as disclosed in Parent SEC Reports filed prior to the date of this Agreement, or except as set forth in the Parent Disclosure Letter or as provided for in this Agreement, neither Parent nor any of its Subsidiaries is a party to any oral or written (i) agreement with any officer or other employee of Parent or any of its Subsidiaries, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Parent of the nature contemplated by this Agreement, (ii) agreement with any officer or employee of Parent or any Subsidiary of Parent providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof and for the payment of compensation in excess of $100,000 per annum, or (iii) agreement or plan, including any stock option plan, stock appreciation right plan, restricted stock plan or stock purchase plan or incentive plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

      (f) Section 4.13(f) of the Parent Disclosure Letter contains a true and complete schedule of all benefits and awards provided to officers, directors or employees of Parent or any of its Subsidiaries, including stock options and restricted stock awards, that are not disclosed in the Parent SEC Reports and that will increase in value (other than as a result of changes in the trading value of the Parent Common Stock or the Company Common Stock), or accelerate in vesting or time of payment, as a result of the Merger or any of the other transactions contemplated in this Agreement.

      (g) Except as set forth in Section 4.13(g) of the Parent Disclosure Letter, or otherwise in the ordinary course of business consistent with past practice (and not in connection with, or in anticipation of or otherwise related to, the Merger and the transactions contemplated hereby), since January 1, 2004, neither the Parent nor any Subsidiary has entered into any new, or modified or amended any existing employment agreement or Parent Employee Plan.

      SECTION 4.14     Compliance With Laws. Parent and each of its Subsidiaries has complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state or local Law with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Parent Material Adverse Effect.

      SECTION 4.15     Tax Matters. Neither Parent nor any of its Affiliates has taken or agreed to take any action which would prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

      SECTION 4.16     Registration Statement; Proxy Statement/ Prospectus. The information in the Registration Statement (except for information supplied in writing by the Company for inclusion in the Registration Statement, as to which Parent makes no representation) shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading. The information supplied in writing by Parent for inclusion in the Joint Proxy Statement shall not, on the date the Joint Proxy Statement is first mailed to Parent’s stockholders or the Company’s stockholders, at the time of the Parent Stockholders’ Meeting and the Company Stockholders’ Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Joint Proxy Statement not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Parent Stockholders’ Meeting or the Company Stockholders’ Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to Parent or any of its Affiliates, officers or directors should be discovered by Parent which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement, Parent shall promptly inform the Company.

      SECTION 4.17     Labor Matters. Neither Parent nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is any such contract or agreement presently being negotiated, nor is there, nor has there been in the last five years, a representation question respecting any of the employees of Parent or its Subsidiaries, and, to the best knowledge of the executive officers of Parent, there are no campaigns being conducted to solicit cards from employees of Parent or its Subsidiaries to authorize representation by any labor organization, nor is Parent or its Subsidiaries a party to, or bound by, any consent decree with, or citation by, any governmental agency relating to employees or employment practices. Nor, as of the date hereof, is Parent or any of its Subsidiaries the subject of any material proceeding asserting that Parent or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor, as of the date of this Agreement, is there pending or, to the knowledge of the executive officers of Parent, threatened, any material labor strike, dispute, walkout, work stoppage, slow-down or lockout involving Parent or any of its Subsidiaries.

      SECTION 4.18     Insurance. All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by Parent or any of its Subsidiaries are with reputable insurance carriers and are in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, are not reasonably likely to have a Parent Material Adverse Effect.

      SECTION 4.19     No Existing Discussions. As of the date hereof, Parent is not engaged, directly or indirectly, in any discussions or negotiations with any other party with respect to an Acquisition Proposal.

      SECTION 4.20     Opinion of Financial Advisor. The financial advisor of Parent, Goldman, Sachs & Co., has delivered to Parent an opinion, dated the date of this Agreement, to the effect that the Exchange Ratio is fair to Parent from a financial point of view.

      Section 4.21     Anti-Takeover Laws. The restrictions contained in Section 203 of the DGCL with respect to a “business combination” (as defined in DGCL Section 203) have been rendered inapplicable to the authorization, execution, delivery and performance of the Agreement by Parent or the consummation of the Merger by Parent. No other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation is applicable to Parent or (solely by reason of Parent’s participation therein) the Merger or the other transactions contemplated by this Agreement.

      Section 4.22     Rights Plan. Neither Parent nor any of its Subsidiaries has adopted a stockholder rights plan or “poison pill.”

      Section 4.23     Sarbanes-Oxley Act. Parent and each of its officers and directors are in compliance with, and have complied, in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act and the Exchange Act and (B) the applicable listing and corporate governance rules and regulations of The New York Stock Exchange. Parent has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures are designed to provide that information relating to Parent, including its consolidated Subsidiaries, required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is accumulated and communicated to Parent’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure, and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Parent’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to Parent’s auditors and the audit committee of the Board of Directors of Parent (x) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls.

      Section 4.24     Brokers or Finders. Parent represents, as to itself, its Subsidiaries and its Affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except Goldman, Sachs & Co. whose fees and expenses will be paid by Parent in accordance with Parent’s agreements with such firm.

ARTICLE V.

CONDUCT OF BUSINESS

      Section 5.01     Covenants of the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company agrees as to itself and its respective Subsidiaries (except to the extent that Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld or delayed), to carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, to pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, to pay or perform its other obligations when due, and, to the extent consistent with such business, use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, and others having material business dealings with it. The Company shall promptly notify the other party of any material event or occurrence not in the ordinary course of business of the Company. Except as expressly contemplated by this Agreement or as set forth in Section 5.01 of the Company Disclosure Letter, the Company shall not (and shall not permit any of its respective Subsidiaries to), without the written consent of Parent (which consent shall not be unreasonably withheld or delayed):

(a) Accelerate, amend or change the period of exercisability or vesting of warrants, options, stock purchase rights, restricted stock or other stock awards granted under the Company Stock Plans or the Company Stock Purchase Plan, or authorize cash payments in exchange for any warrants, options, stock purchase rights, restricted stock or other stock awards granted under the Company Stock Plans or the Company Stock Purchase Plan, except as required by the terms of such plans or any related agreements in effect as of the date of this Agreement;

(b) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants at a price not greater than the then current fair market value in accordance with agreements providing for the repurchase of shares in connection with any termination of service to such party;

(c) Grant, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock (including Company Common Stock held in treasury) or securities convertible into shares of its capital stock, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than (i) the issuance of shares of Company Common Stock pursuant to the exercise of options, warrants, convertible securities, stock purchase rights, restricted stock or other stock awards outstanding on the date of this Agreement, or granted, issued or awarded after the date of this Agreement in accordance with this subsection (c), or pursuant to the Company Stock Purchase Plan, (ii) the issuance of Company Rights in respect of shares of Company Common Stock issued not in contravention of this Agreement, (iii) if the Closing shall not have occurred prior to January 1, 2005, grants of stock options pursuant to Company Stock Plans (“Company Stock Options”) to acquire up to an aggregate of 110% of the aggregate number of shares of Company Common Stock underlying Company Stock Options granted in 2004, with an exercise price per share of Company Common Stock no less than the fair market value of a share of Company Common Stock as of the date of grant and (iv) the issuance of stock purchase rights pursuant to the Company Stock Purchase Plan;

(d) Acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or any of the assets of, or by any other manner, any business or any corporation, partnership or other business organization or division, or otherwise acquire or agree to acquire any assets (other than inventory and other items in the ordinary course of business), except for all such acquisitions involving aggregate consideration of not more than $50 million;

(e) Except for transactions among the Company and its Subsidiaries, redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock other than in connection with the exercise of outstanding Company Stock Options pursuant to the terms of the Company Stock Plans and the relevant written agreements evidencing the grant of such Company Stock Options;

(f) Sell, lease, license or otherwise dispose of any of its properties or assets, other than (i) sales or dispositions of assets in the ordinary course of business or as may be required by applicable Law,

(ii) sales of inventory and other current assets, (iii) sales or dispositions of assets in one or a series of related transactions having an aggregate value of $25 million or less or (iv) divestitures pursuant to Section 6.05;

(g) (i) Increase or agree to increase the compensation or benefits payable or to become payable to the officers or employees of the Company or any of its Subsidiaries, except (A) for increases in salary or wages of such officers or employees in the ordinary course of business in accordance with past practices (including bonuses), (B) pursuant to contractual arrangements in effect on the date of this Agreement, (C) in connection with the assumption by such officer or employee of material new or additional responsibilities or (D) to respond to offers of employment made by third parties; (ii) grant any additional severance or termination pay to, or enter into any employment or severance agreements with, any employees or officers, other than (A) payments or agreements paid to or entered into with employees (other than officers) in the ordinary course of business in accordance with past practices or (B) pursuant to contractual arrangements in effect on the date of this Agreement; (iii) establish, adopt, enter into or materially and adversely amend any collective bargaining agreement (other than as required by Law); or (iv) establish, adopt, enter into, amend or terminate any Company Employee Plan or any other bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy or arrangement for the benefit of any directors, officers or employees of the Company or any of its Subsidiaries (except as expressly permitted by (i) or (ii) of this Section 5.01(g));

(h) Amend or propose to amend its charter or by-laws, except as contemplated by this Agreement;

(i) Incur any indebtedness for borrowed money other than (i) borrowings pursuant to credit agreements in effect as of the date hereof or replacement credit agreements on substantially similar terms as the Company’s credit agreements in effect as of the date hereof and having aggregate borrowing capacity not to exceed 150% of the Company’s borrowing capacity under its existing credit agreements and (ii) seller financings in connection with acquisitions permitted by this Section 5.01;

(j) Enter into any agreement or arrangement that limits or otherwise restricts the Company or any of its Subsidiaries or any of their respective affiliates or any successor thereto from engaging or competing in any line of business or in any geographic area;

(k) Change any method or principle of financial accounting in a manner that is inconsistent with past practice, except to the extent required by GAAP as advised by the Company’s regular independent accountants, make or change any material tax election, or settle or compromise any material Tax Liability or refund;

(l) Make or commit to make any capital expenditures other than in the ordinary course of business;

(m) Take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger in Article VII not being satisfied;

(n) Take, or agree in writing or otherwise to take, any of the actions described in paragraphs (a) through (m) above;

(o) Amend, modify or terminate the Rights Agreement or redeem any Company Rights issued pursuant to the Rights Agreement except to the extent required by a court of competent jurisdiction; or

(p) Take any action to exempt or make not subject to (1) the Rights Agreement, (2) the provisions of Section 203 of the DGCL or (3) any other state takeover statute or state Law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person (other than Parent and its Subsidiaries) or any action taken thereby, which person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom.

Nothing contained in this Agreement shall give to Parent, directly or indirectly, rights to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

      SECTION 5.02     Covenants of Parent. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Parent agrees as to itself and its respective Subsidiaries (except to the extent that the Company shall otherwise consent in writing, which consent shall not be unreasonably withheld or delayed), to carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, to pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, to pay or perform its other obligations when due, and, to the extent consistent with such business, use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, and others having material business dealings with it. Parent shall promptly notify the other party of any material event or occurrence not in the ordinary course of business of Parent. Except as expressly contemplated by this Agreement or as set forth in Section 5.02 of the Parent Disclosure Letter, Parent shall not (and shall not permit any of its respective Subsidiaries to), without the written consent of the Company (which consent shall not be unreasonably withheld or delayed):

(a) Accelerate, amend or change the period of exercisability or vesting of warrants, options, stock purchase rights, restricted stock or other stock awards granted under the Parent Stock Plans or authorize cash payments in exchange for any warrants, options, stock purchase rights, restricted stock or other stock awards granted under the Parent Stock Plans, except as required by the terms of such plans or any related agreements in effect as of the date of this Agreement;

(b) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants at a price not greater than the then current fair market value in accordance with agreements providing for the repurchase of shares in connection with any termination of service to such party;

(c) Grant, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock (including Parent Common Stock held in treasury) or securities convertible into shares of its capital stock, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than (i) the issuance of shares of Parent Common Stock pursuant to the exercise of options, warrants, convertible securities, stock purchase rights, restricted stock or other stock awards outstanding on the date of this Agreement, or granted, issued or awarded after the date of this Agreement in accordance with this subsection (c), or pursuant to Parent’s Employee Stock Purchase Plan and (ii) if the Closing shall not have occurred prior to January 1, 2005, grants of stock options pursuant to the Parent Stock Plans (“Parent Stock Options”) to acquire up to an aggregate of 110% of the aggregate number of shares of Parent Common Stock underlying Parent Stock Options granted in 2004, with an exercise price per share of Parent Common Stock no less than the fair market value of a share of Parent Common Stock as of the date of grant;

(d) Acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or any of the assets of, or by any other manner, any business or any corporation, partnership or other business organization or division, or otherwise acquire or agree to acquire any assets (other than inventory and other items in the ordinary course of business), except for all such acquisitions involving aggregate consideration of not more than $50 million;

(e) Except for transactions among Parent and its Subsidiaries, redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock other than in connection with the exercise of outstanding Parent Stock Options pursuant to the terms of the Parent Stock Plans and the relevant written agreements evidencing the grant of such Parent Stock Options;

(f) Sell, lease, license or otherwise dispose of any of its properties or assets, other than (i) sales or dispositions of assets in the ordinary course of business or as may be required by applicable Law, (ii) sales of inventory and other current assets, (iii) sales or dispositions of assets in one or a series of related transactions having an aggregate value of $25 million or less or (iv) divestitures pursuant to Section 6.05;

(g) (i) Increase or agree to increase the compensation or benefits payable or to become payable to the officers or employees of Parent or any of its Subsidiaries, except (A) for increases in salary or wages of such officers or employees in the ordinary course of business in accordance with past practices (including bonuses), (B) pursuant to contractual arrangements in effect on the date of this Agreement, (C) in connection with the assumption by such officer or employee of material new or additional responsibilities or (D) to respond to offers of employment made by third parties; (ii) grant any additional severance or termination pay to, or enter into any employment or severance agreements with, any employees or officers, other than (A) payments or agreements paid to or entered into with employees (other than officers) in the ordinary course of business in accordance with past practices, (B) severance agreements for up to 14 individuals providing for the payment of severance of up to the equivalent of 24 months base salary (and no other benefit) or (C) pursuant to contractual arrangements in effect on the date of this Agreement, (iii) establish, adopt, enter into or materially and adversely amend any collective bargaining agreement (other than as required by Law), or (iv) establish, adopt, enter into, amend or terminate any Parent Employee Plan or any other bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy or arrangement for the benefit of any directors, officers or employees of Parent or any of its Subsidiaries (except (A) in connection with the adoption of the 2004 National Oilwell Varco, Inc. Long-Term Incentive Plan, substantially in the form provided to the Company or (B) as expressly permitted by (i) or (ii) of this Section 5.02(g));

(h) Amend or propose to amend its charter or by-laws, except as contemplated by this Agreement;

(i) Incur any indebtedness for borrowed money other than (i) borrowings pursuant to credit agreements in effect as of the date hereof or replacement credit agreements on substantially similar terms as Parent’s credit agreements in effect as of the date hereof and having aggregate borrowing capacity not to exceed 150% of Parent’s borrowing capacity under its existing credit agreements and (ii) seller financings in connection with acquisitions permitted by this Section 5.02;

(j) Enter into any agreement or arrangement that limits or otherwise restricts Parent or any of its Subsidiaries or any of their respective affiliates or any successor thereto from engaging or competing in any line of business or in any geographic area;

(k) Change any method or principle of financial accounting in a manner that is inconsistent with past practice, except to the extent required by GAAP as advised by Parent’s regular independent accountants, make or change any material tax election, or settle or compromise any material Tax Liability or refund;

(l) Make or commit to make any capital expenditures other than in the ordinary course of business;

(m) Take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger in Article VII not being satisfied; or

(n) Take, or agree in writing or otherwise to take, any of the actions described in paragraphs (a) through (m) above.

Nothing contained in this Agreement shall give the Company, directly or indirectly, rights to control or direct Parent’s operations prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

      SECTION 5.03     Cooperation. Subject to compliance with applicable Law, from the date hereof until the Effective Time, each of the Company and Parent shall confer on a regular and frequent basis with one or more representatives of the other party to report on the general status of ongoing operations.

ARTICLE VI.

ADDITIONAL AGREEMENTS

      SECTION 6.01     No Solicitation.

      (a) Neither the Company, Parent nor any of their respective Subsidiaries nor any of the officers, directors or employees of the Company, Parent or their Subsidiaries shall, and each of the Company and Parent shall use all reasonable best efforts to cause its and its Subsidiaries’ attorneys, accountants, investment bankers, financial advisors and other agents (collectively, “Representatives”) not to, and on becoming aware of it will use its best efforts to stop any such person from continuing to, directly or indirectly, (i) solicit, initiate or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, an Acquisition Proposal involving such party or any of its Subsidiaries, (ii) engage in any negotiations or discussions concerning, or provide any non-public information of such party to any person relating to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal (other than informing persons of the existence of the provisions contained in this Section 6.01), or (iii) enter into any agreement, arrangement or understanding (other than a confidentiality agreement entered into in accordance with this Section 6.01(a)) contemplating or relating to any Acquisition Proposal or requiring such party to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement; provided, however, that, prior to receipt of the Company Stockholder Approval (in the case of the Company) or Parent Stockholder Approval (in the case of Parent), nothing contained in this Agreement shall prevent the Company or Parent, or their respective Boards of Directors, from (A) furnishing non-public information to, or entering into discussions or negotiations with, any person in connection with an unsolicited bona fide written Acquisition Proposal by such person, if and only to the extent that (1) such Acquisition Proposal was made after the date of this Agreement and shall not have been withdrawn, (2) such Acquisition Proposal was not solicited, initiated, encouraged or facilitated after the date of this Agreement in breach of, and did not otherwise result from a breach of, this Section 6.01(a), (3) the Board of Directors of such party determines in good faith by affirmative vote of a majority of all of its members, after consultation with its outside counsel and financial advisors, that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal, (4) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person, such Board of Directors receives from such person an executed confidentiality agreement with terms no less favorable to such party than those contained in the Confidentiality Agreement dated July 13, 2004 between the Company and Parent (the “Confidentiality Agreement”), and (5) prior to furnishing such non-public information or providing access to the properties, books or records of such party, such party has complied with the provisions of Section 6.01(b); or (B) complying with Rule 14e-2 or Rule 14a-9 promulgated under the Exchange Act with regard to an Acquisition Proposal; provided that, with respect to this clause (B), any Change of Recommendation is made in compliance with Section 6.01(e). Each party agrees that, in the event that it receives a Superior Proposal, for the three Business Day period commencing on the date on which it delivers notice of such Superior Proposal to the other party in accordance with Section 6.01(b), it shall offer to negotiate with, and cause its respective financial and legal advisors to negotiate with, the other party to attempt to make such adjustments in the terms and conditions of this Agreement as would enable such party to proceed with the transactions contemplated herein.

      (b) The Company and Parent shall each notify the other party promptly after receipt (and in any event within one Business Day) by the Company or Parent (or their Representatives), as applicable, of any Acquisition Proposal, any discussions or negotiations that are reasonably likely to lead to an Acquisition Proposal, or any request for nonpublic information or access to the properties, books or records of such party relating to or which could reasonably be expected to lead to an Acquisition Proposal. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. Such party shall (i) continue to keep the other party hereto informed, on a prompt basis (and in any event within one Business Day) of the status of any material developments (including any changes or adjustments made to or proposed to be made to the terms of any such Acquisition Proposal), (ii) provide to the other party promptly (and in any event within one Business Day) after receipt or delivery thereof with copies of the Acquisition Proposal (including any amendments or supplements thereto) and all such other material and information provided in writing by the person making such Acquisition Proposal; provided that neither party shall be required to disclose its internal analyses relating to any such Acquisition Proposal, and (iii) provide to the other party a list of, and copies of, the information provided to the person making such inquiry, proposal, offer or request concurrently with delivery to such person and immediately provide the other party hereto with access to all information to which the person making such inquiry, proposal, offer or request was provided access (except for any such information previously provided to the other party).

      (c) Each party will immediately cease and cause to be terminated all existing activities, discussions or negotiations by it, its Subsidiaries and their Representatives with any person other than the other party hereto conducted heretofore with respect to any Acquisition Proposal. Each party also agrees, if it has not already done so, to promptly request each person, if any, that has heretofore executed a confidentiality agreement within 12 months prior to the date hereof in connection with any Acquisition Proposal to return or destroy all confidential information heretofore furnished to such person by or on behalf of it or its Subsidiaries. Neither party shall agree to modify, amend or terminate, or waive, assign or release any material rights or claims, or grant any consent under, any confidentiality agreement relating to any Acquisition Proposal or otherwise under any standstill or similar agreement or fail to fully enforce any such agreement upon the request of the other party hereto, provided, however, that either party may grant a consent or waiver under, or otherwise fail to enforce, such agreement in order to permit a person to make a private unsolicited Acquisition Proposal provided that such party has otherwise complied with this Section 6.01; and provided, further, that upon any grant of waiver or consent, the other party is promptly notified of such waiver or consent.

      (d) Each party will take such action as is necessary to inform promptly its Representatives of the provisions of this Section 6.01.

      (e) Neither the Board of Directors of the Company or Parent nor any committee thereof shall (i) in the case of the Company, withdraw or modify in a manner adverse to Parent, or publicly propose to withdraw or modify in a manner adverse to Parent, the Company Recommendation, (ii) in the case of Parent, withdraw or modify in a manner adverse to the Company, or publicly propose to withdraw or modify in a manner adverse to the Company, the Parent Recommendation, (iii) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Acquisition Proposal or (iv) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal. Notwithstanding the foregoing provisions of Section 6.01(a) and this Section 6.01(e), if, prior to receipt of the Company Stockholder Approval (in the case of the Company) or the Parent Stockholder Approval (in the case of Parent), (w) such party’s Board of Directors shall have determined in good faith by affirmative vote of a majority of its members, after consultation with outside counsel, that the actions described in clauses (A) and/or (B) below are required for the purpose of fulfilling its fiduciary duties under applicable Law, (x) such party’s Board of Directors has notified the other party in writing of the determination described in clause (w) above, (y) at least three Business Days following receipt by the other party of the notice received in clause (x) above, and taking into account any revised proposal made by the other party since receipt of the notice referred to in clause (x) above, such party’s Board of Directors maintains its determination described in clause (w) above, and (z) such party is in compliance with this Section 6.01, such party’s Board of Directors may (A) in the case of the Company, withdraw or modify the Company Recommendation or, in the case of Parent, withdraw or modify the Parent Recommendation (in either case, a “Change of Recommendation”) and/or (B) upon termination of this Agreement in accordance with Section 8.01(i) or Section 8.01(j), as applicable, and concurrent payment of the termination fee in accordance with Section 8.03, approve and enter into an agreement relating to an Acquisition Transaction that constitutes a Superior Proposal. Nothing in this Section 6.01 will permit either party to terminate this Agreement except as specifically provided in Article VIII or effect any other obligation of the parties under this Agreement.

      SECTION 6.02     Proxy Statement/ Prospectus; Registration Statement.

      (a) As promptly as practical after the date of this Agreement, the Company and Parent shall prepare and file with the SEC the Joint Proxy Statement, and Parent shall prepare and file with the SEC the Registration Statement, in which the Joint Proxy Statement will be included as a prospectus. The Company and Parent shall use all reasonable efforts to cause the Registration Statement to become effective as soon after such filing as practical. The Joint Proxy Statement, and any amendment or supplement thereto, shall include (i) the Parent Recommendation, and (ii) the Company Recommendation, in each case, subject to Section 6.01(e). The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Joint Proxy Statement or the Registration Statement or for additional information and shall supply each other with copies of all correspondence between such or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Joint Proxy Statement, the Registration Statement or the Merger. If, at any time prior to the receipt of the Company Stockholder Approval or Parent Stockholder Approval, any event occurs with respect to the Company, Parent or any of their respective Subsidiaries, or any change occurs with respect to other information supplied by a party for inclusion in the Joint Proxy Statement or the Registration Statement, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Registration Statement, such party shall promptly notify the other party of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement and the Registration Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s or Parent’s stockholders.

      (b) The Company and Parent shall make all necessary filings with respect to the Merger under the Securities Act, the Exchange Act, applicable state blue sky Laws and the rules and regulations thereunder.

      SECTION 6.03     Access to Information. Upon reasonable notice, Parent and the Company shall each (and shall cause each of their respective Subsidiaries to) afford to the Representatives of the other, reasonable access, during normal business hours during the period prior to the Effective Time, to its properties, books, contracts, commitments and records and, during such period, each of Parent and the Company shall (and shall cause each of their respective Subsidiaries to) furnish promptly to the other (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities Laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. Unless otherwise required by Law, the parties will hold any information obtained pursuant to this Section 6.03 in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 6.03 shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger. Notwithstanding the foregoing or Section 6.05, neither the Company nor Parent shall be required to provide any information which it reasonably believes it may not provide to the other party by reason of contractual or legal restrictions, including applicable Laws, or which it believes is competitively sensitive information. In addition, the Company and Parent may designate any competitively sensitive information provided to the other under this Agreement as “outside counsel only” and such information shall be given only to outside counsel of the recipient. Each party will use reasonable efforts to minimize any disruption to the businesses of the other party and its Subsidiaries which may result from the requests for access, data and information hereunder.

      SECTION 6.04     Stockholders Meetings.

      (a) The Company shall, as promptly as practicable after the date hereof, take all actions necessary in accordance with federal securities laws, the DGCL and its certificate of incorporation and by-laws to call, give notice of, convene and hold the Company Stockholders’ Meeting to be held on the earliest practicable date determined in consultation with Parent for the purpose of voting upon this Agreement and the Merger. Subject to Section 6.01(a) and Section 6.01(e), the Company shall use all reasonable efforts to solicit from stockholders of the Company proxies in favor of the adoption of this Agreement and the Merger.

      (b) Parent shall, as promptly as practicable after the date hereof, take all actions necessary in accordance with federal securities laws, the DGCL and its certificate of incorporation and by-laws to call, give notice of, convene and hold the Parent Stockholder’ Meeting to be held on the earliest practicable date determined in consultation with the Company for the purpose of voting upon this Agreement and the Merger. Subject to Section 6.01(a) and Section 6.01(e), Parent shall use all reasonable efforts to solicit proxies from stockholders of Parent in favor of the adoption of this Agreement and the Merger.

      (c) The Company and Parent shall coordinate and cooperate with respect to the timing of such meetings and shall use their reasonable efforts to hold such meetings on the same day and as soon as practicable after the date hereof.

      (d) Each of the Company and Parent may also submit additional routine proposals to its stockholders at the Company Stockholders’ Meeting and Parent Stockholders’ Meeting, as applicable, separate from the proposals referred to in Section 6.04(a) and (b), provided that each party shall consult with the other party as to the submission of such proposals. The approval by a party’s stockholders of such additional proposals shall not be a condition to the closing of the Merger under this Agreement.

      SECTION 6.05     Appropriate Actions; Consents; Filings.

      (a) The Company and Parent shall each use their reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary and proper under applicable Law to consummate and make effective the transactions contemplated hereby as promptly as practicable, (ii) obtain from any Governmental Entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by the Company or Parent or any of their Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby including, without limitation, the Merger, and (iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act, and any other applicable federal or state securities Laws, (B) the HSR Act and any related governmental request thereunder, and (C) any other applicable Law. The Company and Parent shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. Subject to Section 6.03, Parent and the Company shall use their reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law (including all information required to be included in the Joint Proxy Statement and the Registration Statement) in connection with the transactions contemplated by this Agreement.

      (b) The Company and Parent agree, and shall cause each of their respective Subsidiaries, to cooperate and to use their reasonable best efforts to obtain any government clearances or approvals required for Closing under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Federal, state or foreign Law or, decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively “Antitrust Laws”), to obtain the expiration of any applicable waiting period under any

Antitrust Laws, to respond to any government requests for information under any Antitrust Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an “Order”) that restricts, prevents or prohibits the consummation of the Merger or any other transactions contemplated by this Agreement under any Antitrust Law. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law. Notwithstanding anything to the contrary in this Section 6.05, neither the Company nor Parent nor any of their Subsidiaries shall be required (i) to divest or hold separate any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation, that would reasonably be expected to have a material adverse effect on the financial condition, results of operations or prospects of either Parent and its Subsidiaries, taken as a whole, or the Company and its Subsidiaries, taken as a whole, or (ii) to agree to or effect any divestiture, hold separate any business or take any other action that is not conditioned on the consummation of the Merger.

      (c) Each of Parent and the Company shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their reasonable efforts to obtain any third party consents related to or required in connection with the Merger that are (i) necessary to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed in the Parent Disclosure Letter or the Company Disclosure Letter, as the case may be, or (iii) required to prevent a Parent Material Adverse Effect or a Company Material Adverse Effect from occurring prior to or after the Effective Time. If any party shall fail to obtain any consent from a third person described in this subsection (c), such party will use its reasonable efforts, and will take any such actions reasonably requested by the other party hereto, to limit the adverse affect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or that could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

      (d) Each of the Company and Parent will give prompt notice to the other of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger, (ii) any notice or other communication from any Governmental Entity in connection with the Merger, (iii) any actions, suits, claims, investigations or proceedings commenced or threatened in writing against, relating to or involving or otherwise affecting the Company, Parent or their respective Subsidiaries that relate to the consummation of the Merger and (iv) if there has been a material change in its current or future business, financial condition or results of operations or any event or condition that might reasonably be expected to cause or result in any of its representations or warranties contained herein to be untrue or inaccurate in any material respect or to materially delay or impede the ability of either the Company or Parent, respectively, to consummate the transactions contemplated by this Agreement or to fulfill their respective obligations set forth herein.

      SECTION 6.06     Public Disclosure. The Company and Parent shall agree on the form and content of the initial joint press release regarding the transactions contemplated hereby, and thereafter shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by Law or the rules and regulations of the NYSE.

      SECTION 6.07     Rule 145. Prior to the filing of the Joint Proxy Statement with the SEC, the Company will provide to Parent a list of those persons who are, in the Company’s reasonable judgment, “affiliates” of the Company within the meaning of Rule 145 promulgated under the Securities Act (“Rule 145”). The Company shall provide such information and documents as Parent shall reasonably request for purposes of reviewing such list and shall notify Parent in writing regarding any change in the identity of its “affiliates” for purposes of Rule 145 prior to the Closing Date. The Company shall use its reasonable efforts to deliver or cause to be delivered to Parent by the Effective Time from each person identified as an “affiliate” for purposes of Rule 145, an executed affiliate agreement, in substantially the form attached hereto as Exhibit B, by which each such person agrees to comply with the applicable requirements of Rule 145 (an “Affiliate Agreement”). Parent will not be required to maintain the effectiveness of the Registration Statement for the purpose of resales by stockholders of the Company who may be affiliates of the Company pursuant to Rule 145 and shall be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by such affiliates of the Company pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the Affiliate Agreements (provided that such legends or stop transfer instructions shall be removed, two years after the Closing Date, upon the request of any stockholder that is not then an Affiliate of Parent).

      SECTION 6.08     Section 16 Matters. Prior to the Effective Time: (i) the Board of Directors of Parent, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition by any officer or director of the Company who may become a covered person of Parent for purposes of Section 16 (together with the rules and regulations thereunder, “Section 16”) of the Exchange Act, of shares of Parent Common Stock or options to purchase shares of Parent Common Stock pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16; and (ii) the Board of Directors of the Company, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company, who is a covered person of the Company, for purposes of Section 16 of shares of Company Common Stock or options to purchase shares of Company Common Stock pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.

      SECTION 6.09     NYSE Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued (i) in the Merger, (ii) upon the exercise of the outstanding Company Stock Options, as assumed and converted, pursuant to Section 6.10(a) and (iii) pursuant to the New Stock Purchase Rights as set forth in Section 6.10(b), to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

      SECTION 6.10     Stock Plans.

      (a) (i) At the Effective Time, each Company Stock Option, whether vested or unvested, outstanding immediately prior to the Effective Time shall be assumed by Parent and converted into an option to purchase shares of Parent Common Stock in accordance with this Section 6.10(a). Each Company Stock Option as so assumed and converted shall continue to have, and be subject to, the same terms and conditions as set forth in the applicable Company Stock Plan and any agreements thereunder immediately prior to the Effective Time, except that, as of the Effective Time, (i) each Company Stock Option as so assumed and converted shall be exercisable for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were subject to such Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the shares of Parent Common Stock subject to such Company Stock Option as so assumed and converted shall be equal to the quotient determined by dividing the exercise price per share of Company Common Stock of such Company Stock Option immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. It is intended that Company Stock Options assumed and converted into options to acquire Parent Common Stock in accordance with the foregoing shall qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent such Company Stock Options qualified as incentive stock options immediately prior to the Effective Time and that the assumption and conversion be consistent with Section 424(a) of the Code and the treasury regulations thereunder, and, if reasonably practicable, the provisions of this Section 6.10 shall be applied consistent with such intent.

      (ii) As soon as practicable after the Effective Time, Parent shall deliver to the participants in Company Stock Plans appropriate notice setting forth such participants’ rights pursuant thereto and the grants pursuant to Company Stock Plans shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 6.10 after giving effect to the Merger).

      (iii) The Board of Directors of the Company (or appropriate committee thereof) shall, prior to or as of the Effective Time, take all necessary actions, if any, pursuant to and in accordance with the terms of the Company Stock Plans and the instruments evidencing Company Stock Options, to provide for the assumption and conversion of Company Stock Options into options to acquire Parent Common Stock in accordance with this Section 6.10 without the consent of the holders of the Company Stock Options.

      (b) Prior to the Effective Time, the Company’s Board of Directors (or, if appropriate, any committee thereof) and Parent’s Board of Directors (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary to provide that, effective at the Effective Time, each right to purchase shares of Company Common Stock outstanding immediately prior to the Effective Time (a “Company Stock Purchase Right”) under the Company Stock Purchase Plan shall be assumed by Parent and shall continue in effect on the same terms and conditions as in effect immediately prior to the Effective Time (subject to the adjustments in this Section 6.10(b)), and each such Company Stock Purchase Right shall be converted automatically into a right to purchase shares of Parent Common Stock (a “New Stock Purchase Right”). Each New Stock Purchase Right shall entitle the holder thereof to purchase the number of shares of Parent Common Stock determined under the terms and conditions of the Company Stock Purchase Plan, as provided for herein, at the per share exercise price determined as provided below. Effective at the Effective Time, Parent shall assume the Company Stock Purchase Plan, shall amend the Company Stock Purchase Plan to substitute references to Parent Common Stock for references to Company Common Stock therein and shall continue the Company Stock Purchase Plan with respect to the New Stock Purchase Rights; provided, however, that Parent shall reserve the right to terminate the Company Stock Purchase Plan upon the exercise or other termination of all New Stock Purchase Rights in accordance with the terms of the Company Stock Purchase Plan. The per share exercise price for a New Stock Purchase Right shall be determined under the terms of the Company Stock Purchase Plan, provided that the fair market value of the “Stock” (as defined in the Company Stock Purchase Plan) on any day prior to the Closing Date shall equal the per share fair market value of Company Common Stock on such date, divided by the Exchange Ratio, rounded up to the nearest whole cent; provided, further, that the fair market value of the “Stock” (as defined in the Company Stock Purchase Plan) on any date on or after the Closing Date shall mean the fair market value of Parent Common Stock on such date. The adjustment provided herein with respect to any Company Stock Purchase Right shall be, and is intended to be, effective in a manner which is consistent with Sections 423 and 424(a) of the Code and the treasury regulations thereunder, and shall provide that the excess (if any) of the aggregate fair market value of the shares of Parent Common Stock over the aggregate exercise price for the New Stock Purchase Right (resulting from the assumption and conversion of such Company Stock Purchase Right immediately after the Effective Time) shall be no greater than the excess (if any) of the aggregate fair market value of the shares of Company Common Stock over the aggregate exercise price for such Company Stock Purchase Right (immediately prior to the Effective Time), and shall provide that such New Stock Purchase Right shall not give the holder more favorable benefits than such holder had with respect to the Company Stock Purchase Right. At the Effective Time, the number of shares of Parent Common Stock subject to a New Stock Purchase Right resulting from the assumption and conversion of a Company Stock Purchase Right shall be determined under the terms of the Company Stock Purchase Plan (as so amended); provided, however, that the maximum number of shares of Parent Common Stock subject to such New Stock Purchase Right shall equal the maximum number of shares of Company Common Stock subject to the Company Stock Purchase Right, multiplied by the Exchange Ratio, rounded down to the nearest whole share. Except as provided in this Section 6.10(b), after the Effective Time, each New Stock Purchase Right shall be exercisable upon the same terms and c onditions as were applicable to the related Company Stock Purchase Right immediately prior to the Effective Time (except that with regard to such New Stock Purchase Right, any references to the Company shall be deemed, as appropriate, to mean Parent). Parent shall take all action necessary, on or prior to the Effective Time, to authorize and reserve a number of shares of Parent Common Stock sufficient for issuance upon the exercise of New Stock Purchase Rights as contemplated by this Section.

      (c) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery under Company Stock Plans and the Company Stock Purchase Plan in accordance with this Section 6.10. As soon as practicable after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate forms), or another appropriate form with respect to the shares of Parent Common Stock subject to the Company Stock Options and New Stock Purchase Rights, and shall use all reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

      SECTION 6.11     Indemnification.

      (a) From and after the Effective Time, Parent agrees that it will indemnify and hold harmless each present and former director and officer of the Company and its Subsidiaries (the “Indemnified Parties”), against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, Liabilities or amounts paid in settlement (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any act or omission in their capacity as a director or officer occurring at or prior to the Effective Time (including for acts and omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under Delaware Law (and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable Law, provided that, if required by Law, the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification).

      (b) For six years from the Effective Time, Parent shall cause to be maintained in effect for the benefit of the Company’s current directors and officers an insurance and indemnification policy that provides coverage for acts or omissions occurring prior to the Effective Time (the “D&O Insurance”) covering each such person currently covered by the officers’ and directors’ liability insurance policies of the Company on terms with respect to coverage and in amounts no less favorable than those of the Company’s policies in effect on the date hereof with the same or comparable quality insurance carriers; provided, however, that Parent shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the premium for the 2004 fiscal year (the “Maximum Premium”); provided, further, if such D&O Insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall obtain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium.

      (c) The provisions of this Section 6.11 are intended to be in addition to the rights otherwise available to the current and former officers and directors of the Company by Law, charter, by-law or agreement. Parent agrees to honor all indemnification agreements entered into by the Company or any of its Subsidiaries. In the event that Parent or its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any person, then, and in each such case, Parent shall cause proper provisions to be made so that the successors and assigns of Parent assume the obligations set forth in this Section 6.11. The obligations of Parent under this Section 6.11 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 6.11 applies without the express written consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 6.11 applies shall be third party beneficiaries of this Section 6.11).

      SECTION 6.12     Letter of the Company’s Accountants. The Company shall use its reasonable efforts to cause to be delivered to Parent a letter of Ernst & Young LLP, the Company’s independent auditors, dated a date within two Business Days before the date on which the Registration Statement shall become effective and addressed to Parent, in form reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement. In connection with Parent’s efforts to obtain such letter, if requested by Ernst & Young LLP, the Company shall provide a representation letter to Ernst & Young LLP complying with SAS 72, if then required.

      SECTION 6.13     Letter of Parent’s Accountants. Parent shall use its reasonable efforts to cause to be delivered to the Company a letter of Ernst & Young LLP, Parent’s independent auditors, dated a date within two Business Days before the date on which the Registration Statement shall become effective and addressed to the Company, in form reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement. In connection with the Company’s efforts to obtain such letter, if requested by Ernst & Young LLP, Parent shall provide a representation letter to Ernst & Young LLP complying with the SAS 72, if then required.

      SECTION 6.14     Governance Matters.

      (a) As of the Effective Time, Parent shall take all requisite action such that (i) the Board of Directors of Parent shall consist of 10 members, including John F. Lauletta (who shall be Chairman), Merrill A. Miller, Jr., four members named by the Company prior to the mailing of the Joint Proxy Statement (together with John F. Lauletta, the “Company Designated Directors”) and four members named by Parent prior to the mailing of the Joint Proxy Statement (together with Merrill A. Miller, Jr., the “Parent Designated Directors”) until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, and (ii) John F. Lauletta, one Company Designated Director and one Parent Designated Director shall be placed in the class with a term expiring in 2005, Merrill A. Miller, Jr., one Company Designated Director and one Parent Designated Director shall be placed in the class with a term expiring in 2006 and two Company Designated Directors and two Parent Designated Directors shall be placed in the class with a term expiring in 2007. If any Company Designated Director or Parent Designated Director shall be unable to serve as a director at the Effective Time, the party which designated such individual shall designate another individual, reasonably acceptable to the other party, to serve in such individual’s place. All designated directors other than Messrs. Lauletta and Miller shall qualify as independent members of the Parent’s Board of Directors as determined in accordance with the rules of the NYSE.

      (b) As of the Effective Time, Parent shall take all requisite action such that the executive positions of Chairman of the Board, Chief Executive Officer, and Chief Operating Officer of Parent shall be as set forth on Schedule 1 hereto until the earlier of the resignation or removal. If any officer set forth on or designated in accordance with Schedule 1 ceases to be a full-time employee of either Parent or the Company, as applicable, at or before the Effective Time, Parent and the Company will agree in writing upon another person to serve in such person’s stead.

      (c) The Company and Parent agree that the Company Designated Directors, the Parent Designated Directors and the individuals set forth on Schedule 1 hereto shall be third party beneficiaries of this Section 6.14.

      SECTION 6.15     State Takeover Statutes. If any state takeover statute or state Law that purports to limit or restrict business combinations or the ability to acquire or vote shares is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of the Company and its Board of Directors and the Parent and its Board of Directors will grant such approvals and take such other actions as are necessary so that such transactions may be consummated as promptly and practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or Law on this Agreement and such transactions.

      SECTION 6.16     Tax-Free Reorganization Treatment.

      (a) The Company and Parent shall use their reasonable best efforts, and shall cause their respective Subsidiaries to use their reasonable best efforts, to take or cause to be taken any action necessary for the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Neither the Company nor Parent shall, nor shall they permit any of their respective Subsidiaries to, take or cause to be taken any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

      (b) This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each of the Company and Parent shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

      (c) The parties hereto shall cooperate and use their reasonable efforts in order for the Company to obtain the opinion of Latham & Watkins LLP described in Section 7.02(c) and for Parent to obtain the opinion of Vinson & Elkins L.L.P. described in Section 7.03(c). In connection therewith, Parent and the Company shall deliver to Latham & Watkins LLP and Vinson & Elkins L.L.P. representation letters, dated and executed as of the dates of such opinions, in substantially the form attached to this Agreement as Exhibit C and Exhibit D respectively.

ARTICLE VII.

CONDITIONS TO MERGER

      SECTION 7.01     Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction or waiver prior to the Closing Date of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval and Parent Stockholder Approval shall have been obtained.

(b) Regulatory Approvals. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(c) Approvals. Other than the filings provided for by Section 1.02 and Section 7.01(b), all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity the failure of which to file, obtain or occur is reasonably likely to have a Company Material Adverse Effect or a Parent Material Adverse Effect shall have been filed, been obtained or occurred.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(e) No Injunctions. No Governmental Entity or federal, state or foreign court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order or statute, rule, regulation which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(f) NYSE. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(g) Litigation. There shall not be pending or threatened any suit, action or proceeding by any Governmental Entity, in each case that has a reasonable likelihood of success, (i) challenging the acquisition by Parent of any Company Common Stock, seeking to restrain or prohibit the consummation of the Merger or any other transaction contemplated hereby or seeking to obtain from the Company or Parent any damages that are material in relation to the Company or Parent, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective subsidiaries of any portion of the business or assets of the Company, Parent or any of their respective Subsidiaries, or to compel the Company, Parent or any of their respective Subsidiaries to dispose of or hold separate any portion of the business or assets of the Company, Parent or any of their respective Subsidiaries, as a result of the Merger or any other transaction contemplated hereby, and, in each case, if such business or assets relate to the Company or any of its Subsidiaries, such business or assets are material to the financial condition, results of operations or prospects of the Company and its Subsidiaries, taken as a whole, and if such business or assets relate to Parent or any of its Subsidiaries, such business or assets are material to the financial condition, results of operations or prospects of Parent and its Subsidiaries, taken as a whole, (iii) seeking to impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any shares of Company Common Stock, including the right to vote the Company Common Stock purchased by it on all matters properly presented to the stockholders of the Company, (iv) seeking to prohibit Parent or any of its Subsidiaries from effectively controlling in any material respect the business or operations of the Company and its Subsidiaries or (v) which otherwise is reasonably likely to have a Company Material Adverse Effect or a Parent Material Adverse Effect.

      SECTION 7.02     Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction of each of the following conditions, any of which may be waived in writing exclusively by the Company:

(a) Representations and Warranties. The representations and warranties of Parent contained in this Agreement (except for the representations and warranties contained in Sections 4.02 and 4.03(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect and the representations and warranties of Parent contained in Sections 4.02 and 4.03(a) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(c) Tax Opinion. The Company shall have received a written opinion from Latham & Watkins LLP, counsel to the Company, to the effect that, for federal income Tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Latham & Watkins LLP shall receive and may rely upon representations contained in certificates of Parent and the Company substantially in the forms of Exhibits C and D attached hereto. The opinion referred to in this Section 7.02(c) shall not be waivable after receipt of the Company Stockholder Approval, unless further approval from the Company’s stockholders is obtained with appropriate disclosure.

(d) Absence of Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any state of facts, event, change, effect, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

      SECTION 7.03     Additional Conditions to Obligations of Parent. The obligation of Parent to effect the Merger is subject to the satisfaction of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in Sections 3.02 and 3.03(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or

“Company Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect and the representations and warranties of the Company contained in Sections 3.02 and 3.03(a) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). Parent shall have received a certificate signed on behalf of Parent by an executive officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) Tax Opinion. Parent shall have received a written opinion from Vinson & Elkins L.L.P., counsel to Parent, to the effect that, for federal income Tax purposes, the Merger will be qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Vinson & Elkins L.L.P. shall receive and may rely upon representations contained in certificates of Parent and the Company substantially in the forms of Exhibits C and D attached hereto. The opinion referred to in this Section 7.03(c) shall not be waivable after receipt of the Parent Stockholder Approval, unless further approval from Parent’s stockholders is obtained with appropriate disclosure.

(d) Absence of Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any state of facts, event, change, effect, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

ARTICLE VIII.

TERMINATION AND AMENDMENT

      SECTION 8.01     Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 8.01(b) through 8.01(j), by written notice by the terminating party to the other party), whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or the stockholders of Parent:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent, if the Merger is not consummated on or before March 15, 2005; provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or results in, the failure of the Merger to occur on or before such date;

(c) by either the Company or Parent if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d) by either the Company or Parent, if, (i) at the Company Stockholders’ Meeting (including any adjournment or postponement thereof), the Company Stockholder Approval shall not have been obtained; or (ii) at the Parent Stockholders’ Meeting (including any adjournment or postponement thereof), the Parent Stockholder Approval shall not have been obtained;

(e) by the Company, if (i) the Board of Directors of Parent shall have withdrawn or modified the Parent Recommendation; or (ii) the Board of Directors of Parent shall have recommended to the stockholders of Parent an Acquisition Transaction;

(f) by Parent, if (i) the Board of Directors of the Company shall have withdrawn or modified the Company Recommendation; or (ii) the Board of Directors of the Company shall have recommended to the stockholders of the Company an Acquisition Transaction;

(g) by the Company, if there has been a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, which breach (i) causes the conditions set forth in Sections 7.02(a) or 7.02(b) not to be satisfied, and (ii) shall not have been cured within 20 Business Days following receipt by Parent of written notice of such breach;

(h) by Parent, if there has been a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, which breach (i) causes the conditions set forth in Sections 7.03(a) or 7.03(b) not to be satisfied, and (ii) shall not have been cured within 20 Business Days following receipt by the Company of written notice of such breach;

(i) by Parent, if, prior to receipt of the Parent Stockholder Approval, (i) Parent receives an Acquisition Proposal that is a Superior Proposal, (ii) the Board of Directors of Parent by affirmative vote of a majority of all of its members resolves to accept such Superior Proposal, (iii) Parent shall have given the Company three Business Days’ prior written notice of its intention to terminate pursuant to this provision, (iv) such Acquisition Proposal continues to constitute a Superior Proposal after taking into account any revised proposal made by the Company during such three Business Day period and (v) the Board of Directors of Parent concludes in good faith by affirmative vote of a majority of all of its members, following receipt of advice of its outside legal counsel, that the failure to accept such Superior Proposal would result in a breach of its fiduciary duties under applicable Law; provided, however,that such termination shall not be effective until such time as payment of the Parent Termination Fee required by Section 8.03(c)(i) shall have been made by Parent; provided, further, that Parent’s right to terminate this Agreement under this Section 8.01(i) shall not be available if Parent breached Section 6.01 in any material respect in connection with such Superior Proposal; or

(j) by the Company, if, prior to receipt of the Company Stockholder Approval, (i) the Company receives an Acquisition Proposal that is a Superior Proposal, (ii) the Board of Directors of the Company by affirmative vote of a majority of all of its members resolves to accept such Superior Proposal, (iii) the Company shall have given Parent three Business Days’ prior written notice of its intention to terminate pursuant to this provision, (iv) such Acquisition Proposal continues to constitute a Superior Proposal after taking into account any revised proposal made by Parent during such three Business Day period and (v) the Board of Directors of the Company concludes in good faith by affirmative vote of a majority of all of its members, following receipt of advice of its outside legal counsel, that the failure to accept such Superior Proposal would result in a breach of its fiduciary duties under applicable Law; provided, however, that such termination shall not be effective until such time as payment of the Company Termination Fee required by Section 8.03(e)(i) shall have been made by the Company; provided, further, that the Company’s right to terminate this Agreement under this Section 8.01(j) shall not be available if the Company breached Section 6.01 in any material respect in connection with such Superior Proposal.

      SECTION 8.02     Effect of Termination. In the event of termination of this Agreement as provided in Section 8.01, this Agreement shall immediately become void and there shall be no liability or obligation on the part of the Company or Parent or their respective officers, directors, stockholders or Affiliates, except as set forth in Sections 6.03, 8.02, 8.03 and 9.06; provided that the provisions of the Confidentiality Agreement and Sections 6.03, 8.02, 8.03, 9.06, 9.07, 9.08 and 9.09 of this Agreement shall remain in full force and effect and survive any termination of this Agreement. Nothing in this Section 8.02 shall relieve any party from liability for any knowing or willful misrepresentation or inaccuracy in any of its representations or warranties contained in this Agreement or any knowing or willful breach of any of its covenants or agreements contained in this Agreement.

      SECTION 8.03     Fees and Expenses.

      (a) Except as set forth in this Section 8.03, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated, except that each of the Company and Parent will bear and pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of the Joint Proxy Statement (including SEC filing fees) or with any other filings required to be made with a Governmental Entity in connection with this Agreement.

      (b) Parent shall pay the Company up to $5,000,000 as reimbursement for expenses of the Company actually incurred relating to the transactions contemplated by this Agreement prior to termination (including, but not limited to, reasonable fees and expenses of the Company’s Representatives, but excluding any discretionary fees paid to such Representatives), upon the termination of this Agreement by the Company pursuant to Section 8.01(g).

      (c) Upon the earlier to occur of the events described in (i) or all the events described in (ii) below:

(i) the termination of this Agreement pursuant to (A) Section 8.01(e) or (B) Section 8.01(i); or

(ii) if (1) after the date of this Agreement, any person has made an Acquisition Proposal that has been publicly disclosed or any person publicly announces an intention to make an Acquisition Proposal, in each case, involving Parent which has not been publicly withdrawn, (2) this Agreement is terminated pursuant to Section 8.01(d)(ii), and (3) (A) within 12 months after the date of such termination, Parent enters into an agreement for any Acquisition Transaction and such Acquisition Transaction is consummated (whether before or after such 12 month period) or (B) within 12 months after the date of such termination, any Acquisition Transaction involving Parent is consummated (for the purposes of this Section 8.03(c)(ii)(3), the term “Acquisition Transaction” shall have the meaning assigned to such term in Section 9.03, except that all references to “20%” shall be changed to “50%”);

Parent shall pay to the Company a fee of $75,000,000 (the “Parent Termination Fee”).

      Parent’s payment of the Parent Termination Fee pursuant to this subsection shall be the sole and exclusive remedy of the Company against Parent and any of its Subsidiaries and their respective Representatives with respect to the occurrences giving rise to such payment. Notwithstanding the foregoing sentence, nothing in this Section 8.03(c) shall relieve Parent from liability for any knowing or willful misrepresentation or inaccuracy in any of its representations or warranties contained in this Agreement or any knowing or willful breach of any of its covenants or agreements contained in this Agreement.

      (d) The Company shall pay Parent up to $5,000,000 as reimbursement for expenses of Parent actually incurred relating to the transactions contemplated by this Agreement prior to termination (including, but not limited to, reasonable fees and expenses of Parent’s Representatives, but excluding any discretionary fees paid to such Representatives), upon the termination of this Agreement by Parent pursuant to Section 8.01(h).

      (e) Upon the earlier to occur of the events described in (i) or all the events described in (ii) below:

(i) the termination of this Agreement pursuant to (A) Section 8.01(f) or (B) Section 8.01(j); or

(ii) if (1) after the date of this Agreement, any person has made an Acquisition Proposal that has been publicly disclosed or any person publicly announces an intention to make an Acquisition Proposal, in each case, involving the Company which has not been publicly withdrawn, (2) this Agreement is terminated pursuant to Section 8.01(d)(i), and (3) (A) within 12 months after the date of such termination, the Company enters into an agreement for any Acquisition Transaction and such Acquisition Transaction is thereafter consummated (whether before or after such 12 month period) or (B) within 12 months after the date of such termination, any Acquisition Transaction involving the Company is consummated (for the purposes of this Section 8.03(e)(ii)(3), the term “Acquisition Transaction” shall have the meaning assigned to such term in Section 9.03, except that all references to “20%” shall be changed to “50%”);

the Company shall pay to Parent a fee of $75,000,000 (the “Company Termination Fee”).

      The Company’s payment of the Company Termination Fee pursuant to this subsection shall be the sole and exclusive remedy of Parent against the Company and any of its Subsidiaries and their respective Representatives with respect to the occurrences giving rise to such payment. Notwithstanding the foregoing sentence, nothing in this Section 8.03(e) shall relieve the Company from liability for any knowing or willful misrepresentation or inaccuracy in any of its representations or warranties contained in this Agreement or any knowing or willful breach of any of its covenants or agreements contained in this Agreement.

      (f) The expenses and fees, if applicable, payable pursuant to Sections 8.03(b), 8.03(c)(i)(A), 8.03(c)(ii), 8.03(d), 8.03(e)(i)(A) or 8.03(e)(ii) shall be paid within one Business Day after the first to occur of all of the events described in Sections 8.03(b), 8.03(c)(i)(A), 8.03(c)(ii), 8.03(d), 8.03(e)(i)(A) or 8.03(e)(ii). The fees, if applicable, payable pursuant to Sections 8.03(c)(i)(B) and 8.03(e)(i)(B) shall be paid concurrently with the termination of this Agreement. To the extent any expenses and fees shall become payable to a party hereunder, such expense and fees shall be paid by transfer of same-day funds to an account designated by the receiving party.

      (g) The parties each agree that the agreements contained in Section 8.03 are integral parts of the transaction contemplated by this Agreement and that, without these agreements, neither the Company nor Parent would enter into this Agreement. Accordingly, if a party fails to promptly pay the other party an amount due under this Section 8.03, such failing party shall pay the costs and expenses of such other party (including reasonable legal fees and expenses) in connection with any action, including the filing of any lawsuit or legal action, taken to collect payment, together with interest on the amount of the payment at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

      SECTION 8.04     Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or the stockholders of Parent, but, after any such approval, no amendment shall be made which by Law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

      SECTION 8.05     Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

ARTICLE IX.

MISCELLANEOUS

      SECTION 9.01     Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

      SECTION 9.02     Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Parent, to

National-Oilwell, Inc.
10000 Richmond Avenue
Houston, Texas 77042
Attn: General Counsel
Telecopy: (713) 346-7995

with a copy to:

Vinson & Elkins L.L.P.
1001 Fannin Street
2300 First City Tower
Houston, Texas 77002
Attn: James M. Prince, Esq.
         Thomas P. Mason, Esq.
Telecopy: (713) 758-2346

(b)	if to the Company, to

Varco International, Inc.
2000 W. Sam Houston Parkway South
Suite 1700
Houston, Texas 77042
Attn: Vice President, Secretary and General Counsel
Telecopy: (281) 953-2404

with a copy to:

Latham & Watkins LLP
650 Town Center Drive, Suite 2000
Costa Mesa, CA 92626-1925
Attn: Patrick T. Seaver, Esq.
         R. Scott Shean, Esq.
Telecopy: (714) 755-8290

      SECTION 9.03     Definitions. (a) For purposes of this Agreement:

      “Acquisition Proposal” means any contract, offer or proposal (whether or not in writing and whether or not delivered to the stockholders of the Company or Parent, as the case may be) with respect to a potential or proposed Acquisition Transaction.

      “Acquisition Transaction” with respect to either the Company or Parent, means any (a) merger, consolidation, business combination, or similar transaction involving such party or its Subsidiaries (which Subsidiaries collectively represent 20% or more of the consolidated revenues, net income or assets of such party and its Subsidiaries), (b) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of any business or assets of such party or its Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of such party and its Subsidiaries, (c) issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of such party, (d) transaction in which any Person shall acquire beneficial ownership, or the right to acquire beneficial ownership or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the outstanding voting capital stock of such party or (e) any combination of the foregoing (in each case, other than the Merger).

      An “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

      “Business Day” means any day, other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed.

      “Company Material Adverse Effect” means a Material Adverse Effect on the Company.

      “Environmental Law” means any federal, state, local or foreign Law, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (A) the protection, preservation, investigation, remediation or restoration of environmental quality, health and safety, or natural resources, or (B) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property.

      “Environmental Permits” means any material permit, license, authorization or approval required under applicable Environmental Law.

      “Hazardous Substance” means: (A) any substance that is listed, classified or regulated pursuant to or that could result in liability under any Environmental Law; (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (C) any other substance which is the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

      “Knowledge” of a person, means, with respect to any matter in question, the actual knowledge of any executive officer of such person after inquiry of their respective direct reports.

      “Law” means any statute, law (including common law), ordinance, rule or regulation.

      “Liabilities” mean any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, known or unknown.

      “Liens” means any mortgage, deed of trust, deed to secure debt, title retention agreement, pledge, lien, encumbrance, security interest, conditional or installment sale agreement, charge or other claims of third parties of any kind.

      “Material Adverse Effect” on a person means a material adverse effect on (i) the business, assets, liabilities or obligations, financial condition or results of operations of such person and its Subsidiaries, taken as a whole, (ii) the ability of such person to perform its obligations under this Agreement or (iii) the ability of such person to consummate the Merger and the other transactions to be performed or consummated by such person hereunder, other than in the case of (i), (ii) or (iii) any state of facts, event, change, effect, development, condition or occurrence relating to (A) the economy in general in the U.S., or in any other country in which such person or any of its subsidiaries has significant operations or sales, which events, changes, effects, developments, conditions or occurrences do not disproportionately affect such person relative to the other participants in the oil field services industry, (B) the oilfield services industry in general in the U.S., or in any other country in which such person or any of its subsidiaries has significant operations or sales, which events, changes, effects, developments, conditions or occurrences do not disproportionately affect such person relative to the other participants in the oilfield services industry, or (C) any change in such person’s stock price or trading volume, in and of itself (for the avoidance of doubt this clause (C) shall not preclude either party from asserting that the underlying cause of any such change in stock price or trading volume is a Material Adverse Effect).

      “Parent Material Adverse Effect” means a Material Adverse Effect on Parent.

      A “person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

      “Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

      “Superior Proposal” with respect to either the Company or Parent, means any bona fide written proposal made by a third party to acquire substantially all the equity securities or assets of such person (including substantially all of the assets of such person’s Subsidiaries), pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization, a sale of all or substantially all of its and its Subsidiaries’ assets or otherwise, on terms which the Board of Directors of such person determines in good faith by affirmative vote of a majority of all of its members, after consultation with such person’s outside legal counsel and financial advisors and after taking into account all material legal, financial, strategic, regulatory and other aspects of such proposal and the party making such proposal, (i) to be more favorable from a financial point of view to the holders of such person’s Common Stock than the Merger, taking into account all the terms and conditions of this Agreement (including any proposal by the other party to this Agreement to amend the terms of the Merger) and (ii) is reasonably likely to be consummated.

      “Tax” or, collectively, “Taxes,” means any and all federal, state, local or foreign gross receipts, income, profits, sales, use, value added, ad valorem, transfer, gains, franchise, withholding, payroll, recapture, employment, excise, unemployment, social security, license, occupation, business organization, stamp, environmental, property, severance, premium, custom duties, capital stock, disability, registration, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

      “Tax Return” means any return, declaration, report, claim for refund, or information return or statement, including any schedule or attachment thereto, and including any amendment thereof, relating to Taxes or filed or to be filed with any Tax authority.

      (b) The following are defined elsewhere in this Agreement, as indicated below:

Affiliate	Section 9.03
Affiliate Agreement	Section 6.07
Agreement	Preamble
Antitrust Laws	Section 6.05(b)
Bankruptcy and Equity Exception	Section 3.03(a)
Certificate of Merger	Section 1.02
Certificates	Section 2.02(b)
Change of Recommendation	Section 6.01(e)
Closing	Section 1.03
Closing Date	Section 1.03
Code	Preamble
Company	Preamble
Company Balance Sheet	Section 3.04(b)
Company Common Stock	Preamble
Company Designated Directors	Section 6.14(a)
Company Disclosure Letter	Article III
Company Employee Plans	Section 3.13(a)

Company Material Contract	Section 3.10(a)
Company Material Leases	Section 3.08(a)
Company Intellectual Property	Section 3.09
Company Preferred Stock	Section 3.02(a)
Company Recommendation	Section 3.03(a)
Company Rights	Section 2.03
Company SEC Reports	Section 3.04(a)
Company Stock Options	Section 5.01(c)
Company Stock Plans	Section 3.02(a)
Company Stock Purchase Plan	Section 3.02(a)
Company Stock Purchase Right	Section 6.10(b)
Company Stockholder Approval	Section 3.03(a)
Company Stockholders’ Meeting	Section 3.16
Company Termination Fee	Section 8.03(e)
Confidentiality Agreement	Section 6.01(a)
Costs	Section 6.11(a)
D&O Insurance	Section 6.11(b)
DGCL	Preamble
Effective Time	Section 1.02
ERISA	Section 3.13(a)
Exchange Act	Section 3.03(c)
Exchange Agent	Section 2.02(a)
Exchange Fund	Section 2.02(a)
Exchange Ratio	Section 2.01(b)
Governmental Entity	Section 3.03(c)
HSR Act	Section 3.03(c)
Indemnified Parties	Section 6.11(a)
IRS	Section 3.07(c)
Joint Proxy Statement	Section 3.16
Maximum Premium	Section 6.11(b)
Merger	Preamble
New Stock Purchase Right	Section 6.10(b)
NYSE	Section 2.02(e)
Order	Section 6.05(b)
Parent	Preamble
Parent Balance Sheet	Section 4.04(b)
Parent Common Stock	Preamble
Parent Designated Directors	Section 6.14(a)
Parent Disclosure Letter	Article IV
Parent Employee Plans	Section 4.13(a)
Parent Intellectual Property	Section 4.09
Parent Material Contract	Section 4.10(a)
Parent Material Leases	Section 4.08(a)
Parent Preferred Stock	Section 4.02(a)

Parent Recommendation	Section 4.03(a)
Parent SEC Reports	Section 4.04(a)
Parent Stockholder Approval	Section 4.03(a)
Parent Stockholders’ Meeting	Section 3.16
Parent Stock Options	Section 5.02(c)
Parent Stock Plans	Section 4.02(a)
Parent Termination Fee	Section 8.03(c)
Registration Statement	Section 3.16
Representatives	Section 6.01(a)
Rights Agreement	Section 2.03
Rule 145	Section 6.07
Sarbanes-Oxley Act	Section 3.23
SEC	Section 3.03(c)
Section 16	Section 6.08
Securities Act	Section 3.04(a)
Surviving Corporation	Section 1.01

      SECTION 9.04     Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases “the date of this Agreement”, “the date hereof,” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to August 11, 2004.

      SECTION 9.05     Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

      SECTION 9.06     Entire Agreement; No Third Party Beneficiaries. This Agreement (including the documents and the instruments referred to herein) (a) constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) except as provided in Section 6.11 and Section 6.14 are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder; provided that the Confidentiality Agreement shall remain in full force and effect until the Effective Time. Each party hereto agrees that, except for the representations and warranties contained in this Agreement, neither Parent nor the Company makes any other representations or warranties, and each hereby disclaims any other representations and warranties made by itself or any of its officers, directors, employees, agents, financial and legal advisors or other representatives, with respect to the execution and delivery of this Agreement, the documents and the instruments referred to herein, or the transactions contemplated hereby or thereby, notwithstanding the delivery or disclosure to the other or the other’s representatives of any documentation or other information with respect to any one or more of the foregoing.

      SECTION 9.07     Governing Law. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware, without regard to the Laws that might be applicable under conflicts of Laws principles.

      SECTION 9.08     Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

      SECTION 9.09     Enforcement; Waiver of Jury Trial.

      (a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to the fullest extent permitted by Law to an injunction or injunctions to prevent or restrain breaches, violations, defaults or threatened breaches, violations or defaults of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of Delaware in the State of Delaware, this being in addition to any other remedy to which they are entitled at Law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the state court located in the State of Delaware, and that the Court of Chancery shall be the exclusive jurisdiction in the event any dispute arises out of this Agreement or the Merger, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the Merger in any court other than the Court of Chancery of Delaware in the State of Delaware. Each of the parties agrees that a final non-appealable judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner permitted by Law.

      (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.09(b).

      IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

NATIONAL-OILWELL, INC.

By:	/s/ MERRILL A. MILLER, JR.

Name: Merrill A. Miller, Jr.
Title: Chairman, President and Chief Executive Officer

VARCO INTERNATIONAL, INC.

By:	/s/ JOHN F. LAULETTA

Name: John F. Lauletta
Title: Chairman and Chief Executive Officer

Schedule I

List of Corporate Executive Officers

Name:	Title:

John F. Lauletta	Chairman
Merrill A. Miller, Jr.	President and Chief Executive Officer
Joseph C. Winkler	Chief Operating Officer

ANNEX B

PERSONAL AND CONFIDENTIAL

August 11, 2004

Board of Directors

National-Oilwell, Inc.
10000 Richmond Ave.
Houston, TX 77042-4200

Gentlemen:

      You have requested our opinion as to the fairness from a financial point of view to National-Oilwell, Inc. (the “Company”) of the exchange ratio (the “Exchange Ratio”) of 0.8363 shares of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company to be issued in exchange for each share of common stock, par value $0.01 per share (the “Varco Common Stock”), of Varco International, Inc. (“Varco”) pursuant to the Agreement and Plan of Merger, dated as of August 11, 2004 (the “Agreement”), between the Company and Varco.

      Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking services to the Company from time to time, including having acted as sole lead bookrunning manager with respect to the secondary offering of 3.2 million shares of Company Common Stock in February 2003. We also may provide investment banking services to the Company and Varco in the future. In connection with the above-described services we have received, and may receive, compensation.

      Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, Varco and their affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Varco for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

      In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Varco for the five fiscal years ended December 31, 2003; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Varco; certain other communications from the Company and Varco to their respective stockholders; certain internal financial analyses and forecasts for financial year ending December 31, 2004 for the Company prepared by its management; certain internal financial analyses and forecasts for financial year ended December 31, 2004 for Varco prepared by its management; and certain cost savings and operating synergies projected by the managements of the Company and Varco to result from the Transaction (the “Synergies”). We also have held discussions with members of the senior managements of the Company and Varco regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and Varco. In addition, we have reviewed the reported price and trading activity for the

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Board of Directors
National-Oilwell, Inc.
August 11, 2004

shares of Company Common Stock and the shares of Varco Common Stock, compared certain financial and stock market information for the Company and Varco with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the oilfield equipment and services industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

      We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the internal financial forecasts for the Company and Varco prepared by their respective managements have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company and Varco, as applicable, and that the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company and Varco. As you are aware, neither the Company nor Varco has prepared forecasts of their expected future financial performance beyond fiscal 2004. Accordingly, with your consent, our review with respect to projected earnings of the Company and Varco after fiscal 2004 was limited to discussions with the senior managements of the Company and Varco, including regarding the projections of research analysts with respect to the future financial performance of the Company and Varco. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Varco or on the expected benefits of the Transaction in any way meaningful to our analysis. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Varco or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

      Our opinion does not address the underlying business decision of the Company to engage in the Transaction, nor are we expressing any opinion as to the prices at which shares of Company Common Stock will trade at any time. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of shares of Company Common Stock should vote with respect to such Transaction.

      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the Company.

Very truly yours,

/s/ Goldman, Sachs & Co.

GOLDMAN, SACHS & CO.

B-2

ANNEX C

[LETTERHEAD OF CITIGROUP GLOBAL MARKETS INC.]

August 11, 2004

The Board of Directors

Varco International, Inc.
2000 West Sam Houston Parkway South
Suite 1700
Houston, TX 77042

Members of the Board:

      You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Varco International, Inc. (“Varco”), par value $0.01 per share (“Varco Common Stock”) of the Exchange Ratio (defined below) set forth in the Agreement and Plan of Merger, dated as of August 11, 2004 (the “Merger Agreement”), between National-Oilwell, Inc. (“National-Oilwell”) and Varco. As more fully described in the Merger Agreement, (i) Varco will be merged with and into National-Oilwell (the “Merger”) and (ii) each outstanding share of the Varco Common Stock will be converted into 0.8363 of a share (the “Exchange Ratio”) of the common stock, par value $0.01 per share, of National-Oilwell (“National-Oilwell Common Stock”).

      In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Varco and certain senior officers and other representatives and advisors of National-Oilwell concerning the businesses, operations and prospects of Varco and National-Oilwell. We examined certain publicly available business and financial information relating to Varco and National-Oilwell as well as certain financial forecasts and other information and data relating to Varco and National-Oilwell which were provided to or otherwise reviewed by or discussed with us by the respective managements of Varco and National-Oilwell. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Varco Common Stock and National-Oilwell Common Stock; the historical and projected earnings and other operating data of Varco and National-Oilwell; and the capitalization and financial condition of Varco and National-Oilwell. We considered, to the extent publicly available, the financial terms of certain other transactions effected which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Varco and National-Oilwell. We also evaluated certain pro forma financial effects of the Merger on National-Oilwell. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

      In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data relating to Varco and National-Oilwell provided to or otherwise reviewed by or discussed with us, we have been advised by the respective managements of Varco and National-Oilwell that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Varco and National-Oilwell as to the future financial performance of Varco and National-Oilwell, the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated to result from the Merger and the other matters covered thereby. We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no material delay, limitation, restriction or condition will be imposed that would have an adverse effect on Varco or National-Oilwell or the contemplated benefits

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of the Merger. We also have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. Our opinion, as set forth herein, relates to the relative values of Varco and National-Oilwell. We are not expressing any opinion as to what the value of the National-Oilwell Common Stock actually will be when issued pursuant to the Merger or the price at which the National-Oilwell Common Stock will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Varco or National-Oilwell nor have we made any physical inspection of the properties or assets of Varco or National-Oilwell. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of Varco, nor were we requested to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for Varco or the effect of any other transaction in which Varco might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

      Citigroup Global Markets Inc. has acted as financial advisor to Varco in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is payable in connection with delivery of this opinion and a significant portion of which is contingent upon the consummation of the Merger. We and our affiliates in the past have provided, and currently provide, services to Varco and National-Oilwell unrelated to the proposed Merger, for which services we and such affiliates have received and expect to receive compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Varco and National-Oilwell for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Varco, National-Oilwell and their respective affiliates.

      Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Varco in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger.

      Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Varco Common Stock.

Very truly yours,

/s/ CITIGROUP GLOBAL MARKETS INC.

CITIGROUP GLOBAL MARKETS INC.

C-2

ANNEX D

NATIONAL OILWELL VARCO

LONG-TERM INCENTIVE PLAN

      SECTION 1. Purpose of the Plan

      The National Oilwell Varco Long-Term Incentive Plan (the “Plan”) is intended to promote the interests of National Oilwell Varco, Inc., a Delaware corporation (the “Company”), by encouraging Employees, Consultants and Directors to acquire or increase their equity interest in the Company and to provide a means whereby they may develop a sense of proprietorship and personal involvement in the development and financial success of the Company, and to encourage them to remain with and devote their best efforts to the business of the Company, thereby advancing the interests of the Company and its stockholders. The Plan is also contemplated to enhance the ability of the Company and its Subsidiaries to attract and retain the services of individuals who are essential for the growth and profitability of the Company.

      SECTION 2. Definitions

      As used in the Plan, the following terms shall have the meanings set forth below:

      “Award” shall mean an Option, Restricted Stock, Performance Award, Phantom Share, Stock Payment, or SAR.

      “Award Agreement” shall mean any written or electronic agreement, contract, instrument or document evidencing any Award, which may, but need not, be executed or acknowledged by a Participant.

      “Board” shall mean the Board of Directors of the Company, as constituted from time to time.

      “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations thereunder.

      “Committee” shall mean the administrator of the Plan in accordance with Section 3, and shall include reference to the Compensation Committee of the Board (or any other committee of the Board designated, from time to time, by the Board to act as the Committee under the Plan), the Board or subcommittee, as applicable.

      “Consultant” shall mean any individual who is not an Employee or a member of the Board and who provides consulting, advisory or other similar services to the Company or a Subsidiary.

      “Director” shall mean any member of the Board who is not an Employee.

      “Employee” shall mean any employee of the Company or a Subsidiary or a parent corporation.

      “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

      “Fair Market Value” shall mean, as of any applicable date, the last reported sales price for a Share on the New York Stock Exchange (or such other national securities exchange which constitutes the principal trading market for the Shares) for the applicable date as reported by such reporting service approved by the Committee; provided, however, that if Shares shall not have been quoted or traded on such applicable date, Fair Market Value shall be determined based on the next preceding date on which they were quoted or traded, or, if deemed appropriate by the Committee, in such other manner as it may determine to be appropriate. In the event the Shares are not publicly traded at the time a determination of its Fair Market Value is required to be made hereunder, the determination of Fair Market Value shall be made in good faith by the Committee.

      “Incentive Stock Option” or “ISO” shall mean an option granted under Section 6(a) of the Plan that is intended to qualify as an “incentive stock option” under Section 422 of the Code or any successor provision thereto.

      “Non-Qualified Stock Option” or “NQO” shall mean an option granted under Section 6(a) of the Plan that is not intended to be an Incentive Stock Option.

      “Option” shall mean an Incentive Stock Option or a Non-Qualified Stock Option.

      “Participant” shall mean any Employee, Consultant or Director granted an Award under the Plan.

      “Performance Award” shall mean any right granted under Section 6(c) of the Plan.

      “Performance Criteria” shall mean the following business criteria with respect to the Company, any Subsidiary or any division, operating unit or product line: net earnings (either before or after interest, taxes, depreciation and/or amortization), sales, revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on stockholders’ equity, return on assets, return on capital, stockholder returns, return on sales, gross or net profit margin, customer or sales channel revenue or profitability, productivity, expense, margins, cost reductions, controls or savings, operating efficiency, customer satisfaction, working capital, strategic initiatives, economic value added, earnings per share, earnings per share from operations, price per share of stock, and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The Committee will determine whether the foregoing criteria will be computed without recognition of (i) unusual or nonrecurring events affecting the Company or its financial statements or (ii) changes in applicable laws, regulations or accounting principles.

      “Person” shall mean individual, corporation, partnership, limited liability company, association, joint-stock company, trust, unincorporated organization, government or political subdivision thereof or other entity.

      “Phantom Shares” shall mean an Award of the right to receive Shares, cash equal to the Fair Market Value of such Shares or any combination thereof, in the Committee’s discretion, which is granted pursuant to Section 6(d) of the Plan.

      “Restricted Period” shall mean the period established by the Committee with respect to an Award during which the Award either remains subject to forfeiture, is subject to restrictions or is not exercisable by the Participant.

      “Restricted Stock” shall mean any Share, prior to the lapse of restrictions thereon, granted under Section 6(b) of the Plan.

      “Rule 16b-3” shall mean Rule 16b-3 promulgated by the SEC under the Exchange Act, or any successor rule or regulation thereto as in effect from time to time.

      “SAR” shall mean a stock appreciation right granted under Section 6(e) of the Plan that entitles the holder to receive the excess of the Fair Market Value of a Share on the relevant date over the exercise price of such SAR, with the excess paid in cash and/or in Shares in the discretion of the Committee.

      “SEC” shall mean the Securities and Exchange Commission or any successor thereto.

      “Shares” or “Common Shares” or “Common Stock” shall mean the common stock of the Company, $0.01 par value, and such other securities or property as may become the subject of Awards under the Plan.

      “Stock Payment” means (a) a payment in the form of Shares, or (b) an option or other right to purchase Shares, as part of any bonus, deferred compensation or other arrangement, made in lieu of all or any portion of the compensation, granted pursuant to Section 6(f) of the Plan.

      “Subsidiary” shall mean any entity (whether a corporation, partnership, joint venture, limited liability company or other entity) in which the Company owns a majority of the voting power of the entity directly or indirectly, except with respect to the grant of an ISO the term Subsidiary shall mean any “subsidiary corporation” of the Company as defined in Section 424 of the Code.

      SECTION 3. Administration.

      (a) The Committee. The Plan shall be administered by the Compensation Committee of the Board (or any other committee of the Board designated, from time to time, by the Board to act as the Committee under the Plan). Notwithstanding the foregoing, Awards made to Directors shall be administered by the Board. The term “Committee” as used herein shall refer to the Compensation Committee (or other Board committee), the Board, or the subcommittee (as defined in paragraph (c) of this Section 3), as applicable.

      (b) Committee Powers. A majority of the Committee shall constitute a quorum, and the acts of the members of the Committee who are present at any meeting thereof at which a quorum is present, or acts unanimously approved by the members of the Committee in writing, shall be the acts of the Committee. Subject to the terms of the Plan and applicable law, and in addition to other express powers and authorizations conferred on the Committee by the Plan, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, other Awards or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) interpret and administer the Plan and any instrument or agreement relating to an Award made under the Plan; (vii) establish, amend, suspend, or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (viii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive, and binding upon all Persons, including the Company, any Subsidiary, any Participant, any holder or beneficiary of any Award, any stockholder and any other Person.

      (c) Delegation to a Subcommittee. The Committee may, subject to any applicable law, regulatory, securities exchange or other similar restrictions, delegate to one or more members of the Board or officers of the Company (the “subcommittee”), the authority to administer the Plan as to Awards to Employees and Consultants who are not subject to Section 16(b) of the Exchange Act. The Committee may impose such limitations and restrictions, in addition to any required restrictions/limitations, as the Committee may determine in its sole discretion. Any grant made pursuant to such a delegation shall be subject to all of the provisions of the Plan concerning this type of Award.

      (d) Modification of Awards. At any time after grant of an Award, the Committee may, in its sole and absolute discretion and subject to whatever terms and conditions it selects:

(1) accelerate the period during which the Award vests or becomes exercisable or payable; and

(2) accelerate the time when applicable restrictions or risk of forfeiture or repurchase lapses; and

(3) extend the period during which the Award may be exercised or paid; and

(4) extend the term of any Award (other than the maximum 10 year term);

provided, that such action may be taken only in compliance with the requirements of Section 162(m) of the Code with respect to an Award that is intended to be performance-based compensation under Section 162(m) of the Code.

      SECTION 4. Shares Available for Awards.

      (a) Shares Available. Subject to adjustment as provided below, the number of Shares that may be issued with respect to Awards granted under the Plan shall be 7,500,000. If an Award is forfeited or otherwise lapses, expires, terminates or is canceled without the actual delivery of Shares or is settled in cash, then the Shares covered by such Award, to the extent of such forfeiture, expiration, lapse, termination or cancellation, shall again be Shares that may be issued with respect to Awards granted under the Plan. Shares tendered or withheld by the Company to satisfy tax withholding, exercise price or other payment obligations shall be available for issuance under future Awards, subject to the overall limitation provided in the first sentence above.

      (b) Sources of Shares Deliverable Under Awards. Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or of treasury Shares.

      (c) Adjustments. In the event of a stock dividend or stock split with respect to Shares, the number of Shares with respect to which Awards may be granted, the number of Shares subject to outstanding Awards, the grant or exercise price with respect to outstanding Awards and the individual annual grant limits with respect to Awards (other than dollar denominated Awards) automatically shall be proportionately adjusted, without action by the Committee; provided, however, such automatic adjustment shall be evidenced by written addendums to the Plan and Award Agreements prepared by the Company and, with respect to Options, shall be in accordance with the Treasury Regulations concerning Incentive Stock Options. Further, in the event that the Committee determines that any distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, reorganization, merger, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other similar corporate transaction or event affects the Shares such that an adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and type of Shares (or other securities or property) with respect to which Awards may be granted, (ii) the number and type of Shares (or other securities or property) subject to outstanding Awards, and (iii) the grant or exercise price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award; provided that the number of Shares subject to any Award denominated in Shares shall always be a whole number.

      (d) Individual Participant Limits. Subject to adjustment pursuant to the above paragraph (c), “Adjustments”, the maximum aggregate number of Shares that may be subject to Share-denominated Awards granted under the Plan to any individual during any calendar year shall not exceed 500,000; provided, however, that commencing January 1, 2005, to the extent the 500,000 Share limit is not awarded to any Participant with respect to any calendar year, the amount not so awarded but permitted for such Participant shall be available for award to such Participant during any subsequent calendar year. As a result, the maximum number of Shares pursuant to which Awards may be granted during any calendar year hereunder to any Participant may be greater than the 500,000 Share limit specified above only to the extent that such Shares were not awarded to such Participant during any preceding calendar year. The method of counting such Shares shall conform to any requirements applicable to performance-based compensation under Section 162(m) of the Code or the rules and regulations promulgated thereunder. The maximum amount of dollar-denominated Awards that may be granted to any individual during any calendar year shall not exceed $2,000,000.

      SECTION 5. Eligibility.

      Any Employee, Consultant or Director shall be eligible to be designated a Participant by the Committee. No individual shall have any right to be granted an Award pursuant to this Plan.

      SECTION 6. Awards.

      (a) Options. Subject to the provisions of the Plan, the Committee shall have the authority to determine Participants to whom Options shall be granted, the number of Shares to be covered by each Option, the purchase price therefor and the conditions and limitations applicable to the exercise of the

Option, including the following terms and conditions and such additional terms and conditions, as the Committee shall determine, that are not inconsistent with the provisions of the Plan.

(1) Exercise Price. The purchase price per Share purchasable under an Option shall be determined by the Committee at the time the Option is granted, but shall not be less than the Fair Market Value per Share on the effective date of such grant.

(2) Time and Method of Exercise. The Committee shall determine and provide in the Award Agreement or by action subsequent to the grant the time or times at which an Option may be exercised in whole or in part, and the method or methods by which, and the form or forms (which may include, without limitation, cash, check acceptable to the Company, Shares already-owned for more than six months (unless such holding requirement is waived by the Committee), Shares issuable upon Option exercise, a “cashless-broker” exercise (through procedures approved by the Committee), other securities or other property, a note, or any combination thereof, having a Fair Market Value on the exercise date equal to the relevant exercise price) in which payment of the exercise price and tax withholding obligation with respect thereto may be made or deemed to have been made. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a member of the Board or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the exercise price of an Option in any method which would violate Section 13(k) of the Exchange Act. The Committee shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may vest and be exercised. No portion of an Option which is unexercisable at termination of the Participant’s employment or service, as applicable, shall thereafter become exercisable, except as may be otherwise provided by the Committee either in the Award Agreement or by action following the grant of the Option.

(3) Incentive Stock Options. An Incentive Stock Option may be granted only to an individual who is an Employee of the Company or any parent or subsidiary corporation (as defined in Section 424 of the Code) at the time the Option is granted and must be granted within 10 years from the date the Plan was approved by the Board or the shareholders, whichever is earlier. To the extent that the aggregate Fair Market Value (determined at the time the respective Incentive Stock Option is granted) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by an individual during any calendar year under all incentive stock option plans of the Company and its parent and subsidiary corporations exceeds $100,000, such Incentive Stock Options shall be treated as a Non-Qualified Stock Option. The Committee shall determine, in accordance with applicable provisions of the Code, Treasury Regulations and other administrative pronouncements, which of a Participant’s Incentive Stock Options will not constitute Incentive Stock Options because of such limitation and shall notify the Participant of such determination as soon as practicable after such determination. No Incentive Stock Option shall be granted to an individual if, at the time the Option is granted, such individual owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of its parent or subsidiary corporation, within the meaning of section 422(b)(6) of the Code, unless (i) at the time such Option is granted the option price is at least 110% of the Fair Market Value of the Common Stock subject to the Option and (ii) such Option by its terms is not exercisable after the expiration of five years from the date of grant. An Incentive Stock Option shall not be transferable otherwise than by will or the laws of descent and distribution, and shall be exercisable during the Participant’s lifetime only by such Participant or the Participant’s guardian or legal representative. The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code, or any successor provision, and any regulations promulgated thereunder.

(4) Substitution of Stock Appreciation Rights. The Committee, in its sole discretion, shall have to right to substitute a SAR for an Option at any time prior to or upon exercise of such Option, subject to the provisions of Section 6(e) hereof; provided that such SAR shall be exercisable for the same number of shares of Stock as such substituted Option would have been exercisable for.

      (b) Restricted Stock. Subject to the provisions of the Plan, the Committee shall have the authority to determine the Participants to whom Restricted Stock shall be granted, the number of Shares of Restricted Stock to be granted to each such Participant, the duration of the Restricted Period during which, and the conditions, including the Performance Criteria or other specified criteria, including the passage of time, if any, under which the Restricted Stock may vest or be forfeited to the Company, and the other terms and conditions of such Awards.

(1) Dividends. Dividends paid on Restricted Stock may be paid directly to the Participant, may be subject to risk of forfeiture and/or transfer restrictions during any period established by the Committee or sequestered and held in a bookkeeping cash account (with or without interest) or reinvested on an immediate or deferred basis in additional shares of Common Stock, which credit or shares may be subject to the same restrictions as the underlying Award or such other restrictions, all as determined by the Committee in its discretion, as provided in the Award Agreement.

(2) Registration. Any Restricted Stock may be evidenced in such manner as the Committee shall deem appropriate, including, without limitation, book-entry registration or issuance of a stock certificate or certificates. In the event any stock certificate is issued in respect of Restricted Stock granted under the Plan, such certificate shall be registered in the name of the Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock.

(3) Forfeiture and Restrictions Lapse. Except as otherwise determined by the Committee or the terms of the Award Agreement, upon a Participant’s termination of employment or service (as determined under criteria established by the Committee) for any reason during the applicable Restricted Period, all Restricted Stock shall be forfeited by the Participant and re-acquired by the Company. The Committee may, when it finds that a waiver would be in the best interests of the Company, waive in whole or in part any or all remaining restrictions with respect to such Participant’s Restricted Stock, provided, however, if the Award is intended to qualify as performance based compensation under Section 162(m) of the Code, such waiver may be only in compliance with the requirements of Section 162(m) of the Code. Unrestricted Shares, evidenced in such manner as the Committee shall deem appropriate, shall be issued to the holder of Restricted Stock promptly after the applicable restrictions have lapsed or otherwise been satisfied.

(4) Restrictions. Restricted Stock shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, restrictions on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter. During the Restricted Period, Restricted Stock will be subject to such limitations on transfer as necessary to comply with Section 83 of the Code.

      (c) Performance Awards. The Committee shall have the authority to determine the Participants who shall receive a Performance Award, which shall be denominated as a cash amount at the time of the grant and confer on the Participant the right to receive all or part of such Award upon the achievement of such performance goals (based on the Performance Criteria or any other specified criteria) during such performance periods as the Committee shall establish with respect to the Award. The Committee, in its discretion, may determine whether an Award is to qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Code.

(1) Terms and Conditions. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the performance goals to be achieved during any performance period, the Performance Criteria or other criteria upon which the performance goals are to be based, the length of any performance period and the amount of any Performance Award.

(2) Payment of Performance Awards. Performance Awards may be paid (in cash and/or in Shares, in the sole discretion of the Committee) in a lump sum or in installments following the close of the performance period, or at such later deferral date elected by the Participant, in accordance with procedures established by the Committee with respect to such Award.

(3) Forfeiture and Restrictions Lapse. Except as otherwise determined by the Committee or the terms of the Award Agreement that granted the Performance Award, upon a Participant’s termination of employment or service, as applicable (as determined under criteria established by the Committee) for any reason during the applicable Restricted Period, all Performance Awards shall be forfeited by the Participant and re-acquired by the Company. The Committee may, when it finds that a waiver would be in the best interests of the Company, waive in whole or in part any or all remaining restrictions with respect to such Participant’s Performance Award, provided, however, if the Award is intended to qualify as performance based compensation under Section 162(m) of the Code, such waiver may be only in compliance with the requirements of Section 162(m) of the Code. Unrestricted Shares, evidenced in such manner as the Committee shall deem appropriate, shall be issued to the holder of Performance Awards promptly after the applicable restrictions have lapsed or otherwise been satisfied.

      (d) Phantom Shares. The Committee shall have the authority to grant Awards of Phantom Shares to Participants upon such terms and conditions as the Committee may determine.

(1) Terms and Conditions. Each Phantom Share Award shall constitute an agreement by the Company to issue or transfer a specified number of Shares or pay an amount of cash equal to the Fair Market Value of a specified number of Shares, or a combination thereof to the Participant in the future, subject to the fulfillment during the Restricted Period of such conditions, including those linked to the Performance Criteria or other specified criteria, including the passage of time, if any, as the Committee may specify at the date of grant. During the Restricted Period, the Participant shall not have any right to transfer any rights under the subject Award, shall not have any rights of ownership in the Phantom Shares and shall not have any right to vote such shares.

(2) Dividend Equivalents. Any Phantom Share award may provide, in the discretion of the Committee, that any or all dividends or other distributions paid on Shares during the Restricted Period be credited in a cash bookkeeping account (with or without interest) or that equivalent additional Phantom Shares be awarded, which account or Phantom Shares may be subject to the same restrictions as the underlying Award or such other restrictions as the Committee may determine.

(3) Forfeiture and Restrictions Lapse. Except as otherwise determined by the Committee or set forth in the Award Agreement, upon a Participant’s termination of employment or service (as determined under criteria established by the Committee) for any reason during the applicable Restricted Period, all Phantom Shares shall be forfeited by the Participant. The Committee may, when it finds that a waiver would be in the best interests of the Company, waive in whole or in part any or all remaining restrictions with respect to such Participant’s Phantom Shares, provided, however, if the Award is intended to qualify as performance based compensation under Section 162(m) of the Code, such waiver may be only in compliance with the requirements of Section 162(m) of the Code.

(4) Payment of Phantom Shares. Phantom Shares may be paid (in cash and/or in Shares, in the sole discretion of the Committee) in a lump sum or in installments following the close of the Restricted Period, or at such later deferral date elected by the Participant, in accordance with procedures established by the Committee with respect to such Award.

      (e) SARs. Subject to the provisions of the Plan, the Committee shall have the authority to determine Participants to whom SARs shall be granted, the number of Shares to be covered by each SAR, the exercise price and the conditions and limitations applicable to the exercise of the SAR, including the following terms and conditions and such additional terms and conditions, as the Committee shall determine, that are not inconsistent with the provisions of the Plan. A SAR may be granted (a) in connection and simultaneously with the grant of an Option, (b) with respect to a previously granted Option, or (c) independent of an Option.

(1) Exercise Price. The exercise price per SAR shall be determined by the Committee at the time the SAR is granted, but shall not be less than the Fair Market Value per Share on the effective date of such grant.

(2) Time of Exercise. The Committee shall determine and provide in the Award Agreement the time or times at which a SAR may be exercised in whole or in part.

(3) Method of Payment. The Committee shall determine, in its discretion, whether the SAR shall be paid in cash, shares of Common Stock or a combination of the two.

      (f) Stock Payments. Stock Payments may be awarded in such amount and may be based upon such Performance Criteria or other specific criteria, if any, determined appropriate by the Committee, determined on the date such Stock Payment is made or on any date thereafter.

      (g) Substitute Awards. Awards may be granted under the Plan in substitution of similar awards held by individuals who become Employees, Consultants or Directors as a result of a merger, consolidation or acquisition by the Company or a Subsidiary of another entity or the assets of another entity. Such substitute awards may have exercise prices less than the Fair Market Value of a Share on the date of such substitution.

      (h) General.

(1) Awards May Be Granted Separately or Together. Awards may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, any other Award granted under the Plan or any award granted under any other plan of the Company or any Subsidiary. Awards granted in addition to or in tandem with other Awards or awards granted under any other plan of the Company or any Subsidiary may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(2) Limits on Transfer of Awards.

(A) Except as provided in paragraph (C) below, each Award, and each right under any Award, shall be exercisable only by the Participant during the Participant’s lifetime, or if permissible under applicable law, by the Participant’s guardian or legal representative as determined by the Committee.

(B) Except as provided in paragraph (C) below, no Award and no right under any such Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant otherwise than by will or by the laws of descent and distribution, and any such purported prohibited assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Subsidiary.

(C) To the extent specifically approved in writing by the Committee, an Award (other than an Incentive Stock Option) may be transferred to immediate family members or related family trusts, limited partnerships or similar entities or other Persons on such terms and conditions as the Committee may establish or approve.

(3) Terms of Awards. The term of each Award shall be for such period as may be determined by the Committee; provided, that in no event shall the term of any Award exceed a period of 10 years from the date of its grant.

(4) Share Certificate. All certificates for Shares or other securities of the Company or any Subsidiary delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the SEC, any stock exchange upon which such Shares or other securities are then listed, and any applicable federal or state laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(5) Consideration for Grants. Awards may be granted for no cash consideration or for such consideration as the Committee determines including, without limitation, such minimal cash consideration as may be required by applicable law.

(6) Delivery of Shares or other Securities and Payment by Participant of Consideration. No Shares or other securities shall be delivered pursuant to any Award until payment in full of any amount required to be paid pursuant to the Plan or the applicable Award Agreement (including, without limitation, any exercise price or tax withholding) is received by the Company. Such payment may be made by such method or methods and in such form or forms as the Committee shall determine, including, without limitation, cash, Shares, other securities, other Awards or other property, withholding of Shares, cashless exercise with simultaneous sale, or any combination thereof, provided that the combined value, as determined by the Committee, of all cash and cash equivalents and the Fair Market Value of any such Shares or other property so tendered to the Company, as of the date of such tender, is at least equal to the full amount required to be paid pursuant to the plan or the applicable Award Agreement to the Company.

      (i) Performance Based Compensation. The Committee shall determine which Awards are intended by the Committee to qualify as “performance-based compensation” as described in Section 162(m)(4)(C) of the Code. The Committee shall establish performance goals applicable to those Awards based upon the attainment of such target levels of one or more of the Performance Criteria, over one or more periods of time, which may be of varying and overlapping durations, as the Committee may select. The Performance Criteria shall be subject to adjustment for changes in accounting standards required by the Financial Accounting Standards Board after the goal is established, and, to the extent provided for in the Award Agreement, shall be subject to adjustment for specified significant extraordinary items or events. In this regard, performance goals based on stock price shall be proportionately adjusted for any changes in the price due to a stock split. Performance Criteria may be absolute, relative to one or more other companies, or relative to one or more indexes, and may be contingent upon future performance of the Company or any Subsidiary, division, unit or product line thereof. A performance goal need not be based upon an increase or positive result under a Performance Criteria and could, for example, be based upon limiting economic losses or maintaining the status quo. Which Performance Criteria to be used with respect to any grant, and the weight to be accorded thereto if more than one factor is used, shall be determined by the Committee, in its sole discretion, at the time of grant. To the extent necessary to comply with the qualified performance-based compensation requirements of Section 162(m)(4)(C) of the Code, following the completion of each specified performance period, the Committee shall certify in writing whether the applicable performance goals have been achieved for such performance period. In determining the amount earned by a Participant, the Committee shall have the right to reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the performance period. Notwithstanding any other provision of the Plan, any Award which is intended to constitute qualified performance-based compensation shall be subject to any additional limitations set forth in Section 162(m) of the Code (including any amendment to Section 162(m) of the Code) or any regulations or rulings issued thereunder that are requirements for qualification as qualified performance-based compensation as described in Section 162(m)(4)(C) of the Code, and the Plan shall be deemed amended to the extent necessary to conform to such requirements.

      SECTION 7. Amendment and Termination.

      Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award Agreement or in the Plan:

(1) Amendments to the Plan. The Board or the Committee may amend, alter, suspend, discontinue, or terminate the Plan without the consent of any stockholder, Participant, other holder or beneficiary of an Award, or other Person; provided, however, notwithstanding any other provision of the Plan or any Award Agreement, without the approval of the stockholders of the Company no such amendment, alteration, suspension, discontinuation, or termination shall be made that would (i) increase the total number of Shares that may be issued under the Plan, except as provided in Section 4(c) of the Plan, or (ii) permit the exercise price of any outstanding Option or SAR that is “underwater” to be reduced or for an “underwater” Option or SAR to be cancelled and replaced with a new Award.

(2) Amendments to Awards. Subject to clause (i) above, the Committee may waive any conditions or rights under, amend any terms of, or alter any Award theretofore granted, provided no change in any Award shall adversely affect the rights of a Participant under the Award without the consent of such Participant. Notwithstanding the foregoing, with respect to any Award intended to qualify as performance-based compensation under Section 162(m) of the Code, no adjustment other than an acceleration of vesting or payment upon the Participant’s death, disability or change of control of the Company, shall be authorized to the extent such adjustment would cause the Award to fail to so qualify.

      SECTION 8. General Provisions.

      (a) No Rights to Awards. No Participant or other Person shall have any claim to be granted any Award, there is no obligation for uniformity of treatment of Participants, or holders or beneficiaries of Awards and the terms and conditions of Awards need not be the same with respect to each recipient.

      (b) Tax Withholding. The Company or any Subsidiary is authorized to withhold from any Award, from any payment due or transfer made under any Award or from any compensation or other amount owing to a Participant the amount (in cash, Shares, or other property) of any applicable taxes required to be withheld by the Company or Subsidiary in respect of the Award, its exercise, the lapse of restrictions thereon, or any payment or transfer under the Award and to take such other action as may be necessary in the opinion of the Company to satisfy all of its obligations for the payment of such taxes. In addition, the Committee may provide, in an Award Agreement, that the Participant may direct the Company to satisfy such Participant’s tax withholding obligations through the withholding of Shares otherwise to be acquired upon the exercise or payment of such Award, but only to the extent such withholding does not cause a charge to the Company’s financial earnings.

      (c) No Right to Employment or Retention. The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of the Company or any Subsidiary or under any other service contract with the Company or any Subsidiary, or to remain on the Board. Further, the Company or a Subsidiary may at any time dismiss a Participant from employment or terminate any contractual agreement or relationship with any Consultant, free from any liability or any claim under the Plan, with or without cause, unless otherwise expressly provided in the Plan, in any Award Agreement or any other agreement or contract between the Company or a Subsidiary and the affected Participant. If a Participant’s employer ceases to be a Subsidiary, such Participant shall be deemed to have terminated employment for purposes of the Plan, unless specifically provided otherwise in the Award Agreement.

      (d) Unusual Transactions or Events. In the event of any distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, reorganization, merger, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other similar corporate transaction or event or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate, or of changes in applicable laws, regulations or accounting principles, and whenever the Committee determines that action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles, the Committee, in its sole discretion and on such terms and conditions as it deems appropriate, either by amendment of the terms of any outstanding Awards or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Participant’s request, is hereby authorized to take any one or more of the following actions:

(1) To provide for either (A) termination of any such Award in exchange for an amount of cash, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant’s rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 8(d) the Committee determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant’s rights, then such Award may be terminated by the Company without payment) or (B) the replacement of such Award with other rights or property selected by the Committee in its sole discretion;

(2) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; and

(3) To make adjustments in the number and type of shares of common Stock (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Awards and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding Awards and Awards which may be granted in the future;

(4) To provide that such Award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Award Agreement; and

(5) To provide that the Award cannot vest, be exercised or become payable after such event.

      (e) Governing Law. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the State of Texas and applicable federal law.

      (f) Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

      (g) Other Laws. The Committee may refuse to issue or transfer any Shares or other consideration under an Award, permit the exercise of an Award and/or the satisfaction of its tax withholding obligation in the manner elected by the Participant, holder or beneficiary if, acting in its sole discretion, it determines that the issuance of transfer or such Shares or such other consideration, the manner of exercise or satisfaction of the tax withholding obligation might violate any applicable law or regulation, including without limitation, the Sarbanes-Oxley Act, or entitle the Company to recover the same under Section 16(b) of the Exchange Act, and any payment tendered to the Company by a Participant, other holder or beneficiary in connection with the exercise of such Award shall be promptly refunded or refused, as the case may be, to the relevant Participant, holder or beneficiary.

      (h) No Trust or Fund Created. Neither the Plan nor the Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Subsidiary and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Subsidiary pursuant to an Award, such right shall be no greater than the right of any general unsecured creditor of the Company or any Subsidiary.

      (i) No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be cancelled, terminated, or otherwise eliminated.

      (j) Headings. Headings are given to the Section and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the plan or any provision thereof.

      SECTION 9. Effective Date of Plan.

      The Plan shall become effective as of the later of the date (i) it is approved by the stockholders of the Company and (ii) the merger between National-Oilwell, Inc. and Varco International, Inc. is effective. No Awards may be made prior to the effective date of the Plan.

      SECTION 10. Term of the Plan.

      No Award shall be granted under the Plan after September 13, 2014, which is the 10th anniversary of the date this Plan was first adopted by the Board. However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award granted prior to such termination, and the authority of the Board or the Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award or to waive any conditions or rights under such Award, shall extend beyond such termination date.

ANNEX E

CERTIFICATE OF MERGER

OF
VARCO INTERNATIONAL, INC.
WITH AND INTO
NATIONAL-OILWELL, INC.
(Under Section 251 of the General
Corporation Law of the State of Delaware)

      National-Oilwell, Inc., a Delaware corporation, hereby certifies that:

      1. The name and state of incorporation of each of the constituent corporations is as follows:

(a) National-Oilwell, Inc., a Delaware corporation (“Parent”); and

(b) Varco International, Inc., a Delaware corporation (“Company”).

      2. The Amended and Restated Agreement and Plan of Merger (the “Agreement and Plan of Merger”), effective as of August 11, 2004, between Parent and Company has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with Section 251 of the General Corporation Law of the State of Delaware.

      3. The name of the surviving corporation is National-Oilwell, Inc. (the “Surviving Corporation”). The name of the Surviving Corporation shall be amended at the effective time of the merger to be National Oilwell Varco, Inc.

      4. The Amended and Restated Certificate of Incorporation of Parent as in effect immediately prior to the effective time of the merger shall be amended at the effective time of the merger so that the text of Article First and the first paragraph of Article Fourth of the Amended and Restated Certificate of Incorporation of Parent shall read in their entireties as set forth below:

      FIRST:     The name of the Corporation is National Oilwell Varco, Inc.

      FOURTH:     CAPITAL STOCK

      I.     AUTHORIZED SHARES

      The total number of shares of stock that the Corporation shall have authority to issue is 510,000,000 shares of capital stock, consisting of (i) 500,000,000 shares of common stock, par value $0.01 per share (“Common Stock”) and (ii) 10,000,000 shares of preferred stock, par value $.01 per share (“Preferred Stock”).

      5. The executed Amended and Restated Agreement and Plan of Merger is on file at the principal place of business of the Surviving Corporation at                     .

      6. A copy of the Agreement and Plan of Merger will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of any constituent corporation.

E-1

      IN WITNESS WHEREOF, Parent has caused this certificate to be signed as of the      th day of                     , 2004.

NATIONAL-OILWELL, INC.

By:

Name:
Office:

E-2

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

      Except to the extent indicated below, there is no charter provision, bylaw, contract, arrangement or statute under which any director or officer of National Oilwell is insured or indemnified in any manner against any liability that he or she may incur in his or her capacity as such.

      Section 145 of the Delaware General Corporation Law (the “DGCL”) authorizes, inter alia, a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify past or present officers and directors of such corporation or of another corporation or other enterprise at the former corporation’s request, in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify him against the expenses (including attorney’s fees) which he actually and reasonably incurred in connection therewith.

      Section 145 further provides that any indemnification shall be made by the corporation only as authorized in each specific case upon a determination by the (i) stockholders, (ii) board of directors by a majority vote or a quorum consisting of directors who were not parties to such action, suit or proceeding or (iii) independent counsel if a quorum of disinterested directors so directs. Section 145 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Section 145 of the DGCL also empowers National Oilwell to purchase and maintain insurance on behalf of any person who is or was an officer or director of National Oilwell against liability asserted against or incurred by him in any such capacity, whether or not National Oilwell would have the power to indemnify such officer or director against such liability under the provisions of Section 145. National Oilwell maintains a directors’ and officers’ liability policy for such purposes.

      Article Sixth, Part II, Section 1 of National Oilwell’s Amended and Restated Certificate of Incorporation and Article VI of National Oilwell’s Bylaws each provide that directors, officers, employees and agents shall be indemnified to the fullest extent permitted by Section 145 of the DGCL.

      The merger agreement, dated as of March 15, 2000, as amended, between National-Oilwell, Inc., Arrow Acquisition, Inc., and IRI International Corporation provides that for six years after the effective time of the merger contemplated by that agreement, National Oilwell will indemnify and hold harmless each person who was a director or officer of IRI prior to the effective time of that merger from their acts or omissions in those capacities occurring prior to the effective time of that merger to the fullest extent permitted by applicable law.

Item 21.	Exhibits and Financial Statement Schedules

      (a) Exhibits

See Index to Exhibits, which is incorporated by reference in this item.

      (b) Financial Statement Schedule

Not applicable.

      (c) See Exhibit Index

Item 22.	Undertakings

      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by National Oilwell pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining any liability under the Securities Act of 1933, each filing of National Oilwell’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus: (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 20, or otherwise, each registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, state of Texas, on September 16, 2004.

NATIONAL-OILWELL, INC.

By:	/s/ MERRILL A. MILLER, JR.

Merrill A. Miller, Jr.
Chairman, President and Chief Executive Officer

      KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Steven W. Krablin and Dwight W. Rettig, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form S-4 Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person hereby ratifying and confirming that all said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MERRILL A. MILLER, JR. Merrill A. Miller, Jr.	Chairman, President and Chief Executive Officer	September 16, 2004

/s/ STEVEN W. KRABLIN Steven W. Krablin	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 16, 2004

/s/ HUSHANG ANSARY Hushang Ansary	Director	September 16, 2004

/s/ ROBERT E. BEAUCHAMP Robert E. Beauchamp	Director	September 16, 2004

/s/ BEN A. GUILL Ben A. Guill	Director	September 16, 2004

/s/ DAVID D. HARRISON David D. Harrison	Director	September 16, 2004

/s/ ROGER L. JARVIS Roger L. Jarvis	Director	September 16, 2004

Signature	Title	Date

/s/ WILLIAM E. MACAULAY William E. Macaulay	Director	September 16, 2004

/s/ FREDERICK W. PHEASEY Frederick W. Pheasey	Director	September 16, 2004

/s/ JOEL V. STAFF Joel V. Staff	Director	September 16, 2004

INDEX TO EXHIBITS

Exhibit
Number	Description

2.1	Amended and Restated Agreement and Plan of Merger, effective as of August 11, 2004, between National-Oilwell, Inc. and Varco International, Inc. (attached as Annex A to the document forming a part of this Registration Statement)
3.1	Certificate of Merger of Varco International, Inc. with and into National-Oilwell, Inc. (attached as Annex E to the document forming part of this Registration Statement)
5.1	Opinion of Vinson & Elkins L.L.P. regarding the legality of the shares of National-Oilwell, Inc. common stock to be registered under this Registration Statement*
8.1	Opinion of Vinson & Elkins L.L.P. regarding certain tax matters*
8.2	Opinion of Latham & Watkins LLP regarding certain tax matters*
21.1	List of Significant Subsidiaries of National-Oilwell, Inc.
23.1	Consent of Vinson & Elkins L.L.P. (contained in its opinions in Exhibits 5.1 and 8.1)*
23.2	Consent of Latham & Watkins LLP (contained in its opinion in Exhibit 8.2)*
23.3	Consent of Ernst & Young LLP (as to its report on the consolidated financial statements of National-Oilwell, Inc.)
23.4	Consent of Ernst & Young LLP (as to its report on the consolidated financial statements of Varco International, Inc.)
24.1	Powers of Attorney of National-Oilwell, Inc.’s directors (included on the signature page of this Registration Statement)
99.1	Form of Proxy Card for holders of National-Oilwell, Inc. common stock
99.2	Form of Proxy Card for holders of Varco International, Inc. common stock
99.3	Consent of John F. Lauletta to be named as a nominee for director of National-Oilwell, Inc.
99.4	Consent of Greg L. Armstrong to be named as a nominee for director of National-Oilwell, Inc.
99.5	Consent of Eric L. Mattson to be named as a nominee for director of National-Oilwell, Inc.
99.6	Consent of Jeffery A. Smisek to be named as a nominee for director of National-Oilwell, Inc.
99.7	Consent of James D. Woods to be named as a nominee for director of National-Oilwell, Inc.
99.8	Consent of Goldman, Sachs & Co.
99.9	Consent of Citigroup Global Markets Inc.

*	To be filed by amendment.